2025

ANNUAL
REPORT

INFORME ANUAL

POPULAR.

2025

ANNUAL
REPORT

INFORME ANUAL

POPULAR®

CONTENTS

Popular, Inc. (NASDAQ: BPOP) is the leading financial institution by both assets and deposits in Puerto Rico and ranks among the top 50 U.S. bank holding companies by assets. Founded in 1893, Banco Popular de Puerto Rico, Popular's principal subsidiary, provides retail, mortgage, and commercial banking services, as well as auto and equipment leasing and financing in Puerto Rico and the U.S. and British Virgin Islands. Popular also offers broker-dealer and insurance services through specialized subsidiaries in Puerto Rico. In the mainland United States, Popular provides retail and commercial banking services through its New York-chartered banking subsidiary, Popular Bank, which has branches located in New York, New Jersey, and Florida.

CORPORATE INFORMATION

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP.

The company's annual report and proxy statement are available on popular.com/en/investor-relations/annual-reports/

ANNUAL MEETING

The Annual Stockholders' Meeting of Popular, Inc. will be held on:

FRIDAY, MAY 8, 2026

9:00 A.M. AST

PENTHOUSE FLOOR
POPULAR CENTER BUILDING
San Juan, Puerto Rico.

POPULAR, INC.
YEAR IN REVIEW

Dear Shareholders,

In 2025, Popular delivered results that reflect the strength of our franchise and the efforts of our team across the organization. We benefited from disciplined execution, solid operating performance, and continued progress on our strategic priorities throughout the year.

We reported net income of $833 million, an increase of $219 million, or 36% compared to 2024. These results were driven by higher net interest income and net interest margin, healthy loan and deposit growth, stable credit quality, and continued focus on expense discipline.

We achieved a return on tangible common equity (ROTCE) of 13% for the full year, reflecting meaningful headway toward our objective of delivering a sustainable 14% ROTCE. This progress was supported by targeted initiatives to grow revenues, capture cost efficiencies, and optimize our balance sheet.

PERFORMANCE HIGHLIGHTS

NET INTEREST INCOME	Increased by 11%, driven by lower deposit costs and loan growth. The net interest margin expanded by 25 basis points.
EXPENSES	Increased by 2.4% as a result of our continued investment in our people and technology, but were below our expectations for the year as we executed a series of sustainable efficiency initiatives.
LOANS	Increased by $2.2 billion, or 6%. Banco Popular generated loan growth across most business segments, led by commercial loans. Popular Bank achieved growth in commercial and construction loans.
DEPOSITS	Increased by $1.3 billion, or 2%, led by commercial and time deposits.
CREDIT QUALITY	Generally remained stable throughout 2025, aside from two isolated commercial credit relationships in the third quarter that do not reflect broader credit quality concerns. Net charge-offs were lower than the previous year and well below our historic normalized levels.
CAPITAL	Ended the year with strong capital levels, including a Common Equity Tier 1 ratio of 15.7%. Tangible book value per share increased to $82.65, up 21% year-over-year. Repurchased approximately $502 million of common stock, reaching a total of approximately $720 million since resuming share repurchases in the third quarter of 2024. Also increased our quarterly common stock dividend from $0.70 to $0.75.
STOCK PERFORMANCE	Our shares closed 2025 at $124.52, for an increase of 32% during the year. This performance compares favorably against the KBW Nasdaq Regional Banking Index and the S&P 500, which increased 3.3% and 16.4%, respectively.



BE THE #1 BANK FOR OUR CUSTOMERS

Meet customers where they are. We are their first choice, always one step ahead, **fostering loyalty** and **deepening relationships** at every stage of their lives, to **drive growth.**

BE SIMPLE AND EFFICIENT

Deliver solutions faster, improve productivity, and **reduce costs.**

BE A TOP PERFORMING BANK

Become a performance-driven organization with **top talent, delivering sustainable, profitable growth and long-term value** to our shareholders.

This framework guides our Transformation, which continues to show steady and notable progress.

OUR STRATEGY

We launched a new strategic framework during 2025. We defined three strategic objectives to guide our efforts as we move forward. They are simpler, more focused, and easier for all of us at Popular to connect with our daily work.

Our strategy is grounded in customer primacy and focused on deepening and expanding relationships with our clients, delivering exceptional service and products, improving productivity, and simplifying how we operate — all with the objective of generating tangible financial results and value for you. We are driving initiatives that help us operate more efficiently such as enhancing our digital capabilities. Ultimately, we know that when we deliver for our customers, our business will thrive. This framework guides our Transformation, which continues to show steady and notable progress.

During 2025, we advanced on several important fronts. In addition to starting the rollout of a commercial cash management platform, we deployed a new consumer credit origination platform in Puerto Rico and the Virgin Islands, offering a fully digital origination process for personal loans and credit cards. Since its launch, we have seen positive adoption trends.

We continued to invest in our physical retail network, blending the speed and convenience of self-service with in-person support. Our branch network remains a competitive advantage in Puerto Rico and the Virgin Islands. We also invested in our technology, modernizing our digital channels to provide customers with an exceptional experience across all points of interaction, no matter what channel they choose.

In parallel, we executed a series of efficiency initiatives, including exiting our U.S. mortgage business, optimizing mortgage servicing operations in Puerto Rico, and transforming our ERP platform to a modern, cloud-based solution that significantly improves agility and performance. We know we need to manage our expenses thoughtfully as we continue to invest in our future.

We are proud of the progress achieved to date and excited about the benefits of ongoing and future initiatives.

We are entering 2026 in a position of strength and are proud to be the leader in the Puerto Rico market.



We expect continued loan growth, expanding net interest income, stable credit quality, and disciplined expense management. We will use all available levers to improve operating leverage, optimize capital levels, and advance toward our long-term profitability objective.

OUR PEOPLE

I would like to recognize the leadership and lasting impact of my predecessor, Ignacio Álvarez. During his tenure, Nacho helped strengthen Popular's franchise, guided the organization through important periods of uncertainty and change, and left a strong foundation for the future. On a personal level, I am grateful for his mentorship and friendship. It is an honor to follow such a great leader.

I also want to express my gratitude to the members of our Senior Management Team, who have been an important source of support during this transition. They lead their teams with dedication and purpose.

Last year, we announced some changes in our leadership. Gilberto Monzón, who led our Specialized Businesses Group, retired after a distinguished career in the Puerto Rico banking sector and 30 years of dedicated service at Popular. Gilberto played a key role in the evolution and growth of our mortgage business and led several other important businesses. We are deeply grateful for his many contributions.

Following Gilberto's retirement, Alex Flores joined our Senior Management Team as head of the Specialized Businesses Group. Alex, who joined Popular almost two decades ago, brings strong analytical capabilities and a proven track record of building high-performing teams. Most recently, he has led efforts to revamp our mortgage business. We look forward to Alex's continued contributions, confident that he will help advance our strategic priorities.

I would also like to acknowledge our Board of Directors for their leadership and commitment to long-term value creation. I appreciate the support and counsel of our Chairman, our Lead Director, and the other members of the Board during the CEO transition last year.

Our people are the foundation of our success and the most important asset and driver in our ability to deliver sustainable results in the future. We will continue to invest in our team, making sure we have the right talent to serve the needs of our customer base.



Finally, I want to recognize and thank our colleagues for their hard work and dedication. I see their commitment every day — in our branches, call centers, and centralized offices. I am sincerely grateful for their continued focus on serving our customers and strengthening our franchise.

I joined Popular 11 years ago because I knew that if I wanted to make a meaningful contribution, this was the place to be. It is a profound honor to serve as President and CEO and lead an extraordinary team of professionals. I strongly believe we have a great responsibility to dedicate our time, talent, and resources to make a meaningful difference in the lives of our customers, colleagues, and communities, and deliver value to you, our shareholders. We have done it for the past 132 years, we are doing it today, and we will continue to do so with genuine pride and a deep sense of purpose.

I am optimistic about the future of Popular and grateful for your continued trust in us.

Sincerely,

Javier D. Ferrer
President & Chief Executive Officer
Popular, Inc.

PERFORMANCE HIGHLIGHTS

NET INCOME

$833M

$219M ↑ 36%

STOCK PERFORMANCE



$94.06
2024
$124.52
2025

$30.46 ↑ 32%

DEPOSITS



$64.9B
2024
$66.2B
2025

$1.3B ↑ 2%

LOANS



$37.1B
2024
$39.3B
2025

$2.2B ↑ 6%



13% ROTCE

RETURN ON TANGIBLE COMMON EQUITY

TANGIBLE BOOK VALUE PER SHARE INCREASED TO $82.65 — **21%** YEAR-OVER-YEAR

NET INTEREST INCOME INCREASED — **11%**

NET INTEREST MARGIN EXPANDED — **25** BASIS POINTS

EXPENSES INCREASED — **2.4%**

REPURCHASED APPROXIMATELY — **$502 MILLION** COMMON STOCK

HISTORICAL FINANCIAL SUMMARY
10-YEARS

(Dollars in millions, except per share data)	2016	2017	2018	2019
Selected Financial Information				
Net Income (Loss)	$216.7	$107.7	$618.2	$671.1
Assets	38,661.6	44,277.3	47,604.6	52,115.3
Gross Loans	23,435.4	24,942.5	26,559.3	27,466.1
Deposits	30,496.2	35,453.5	39,710.0	43,758.6
Stockholders' Equity	5,198.0	5,103.9	5,435.1	6,016.8
Market Capitalization	$4,548.1	$3,622.4	$4,719.3	$5,615.9
Return on Average Assets (ROAA)	0.58%	0.26%	1.33%	1.33%
Return on Average Common Equity (ROACE)	4.07%	1.96%	11.39%	11.78%
Per Common Share				
Net Income (Loss) - Basic	$2.06	$1.02	$6.07	$6.89
Net Income (Loss) - Diluted	2.06	1.02	6.06	6.88
Dividends (Declared)	0.60	1.00	1.00	1.20
Book Value	49.60	49.51	53.88	62.42
Market Price	43.82	35.49	47.22	58.75
Assets by Geographical Area				
Puerto Rico	75%	76%	77%	78%
United States	23%	22%	21%	20%
Caribbean and Latin America	2%	2%	2%	2%
Total	100%	100%	100%	100%
Traditional Delivery System				
Banking Branches				
Puerto Rico	171	168	163	164
Virgin Islands	9	9	9	10
United States[1]	51	51	51	51
Subtotal	231	228	223	225
Non-Banking Offices				
Popular Auto (including Reliable)	9	9	12	12
Popular Mortgage	17	14	14	14
Popular Securities	2	2	2	2
Popular One	5	5	5	5
Popular Insurance and Popular Risk Services	2	2	2	2
Popular Insurance Agency, U.S.A.	1	1	1	1
Popular Insurance V.I.	1	1		
Popular Equipment Finance				
Subtotal	37	34	36	36
Total	268	262	259	261
Electronic Delivery System				
ATMs Owned				
Puerto Rico	635	633	619	622
Virgin Islands	20	22	22	23
United States	101	110	115	119
Total	756	765	756	764
Employees (full-time equivalent)	7,828	7,784	8,474	8,560

	2020	2021	2022	2023	2024	2025
	$506.6	$934.9	$1,102.6	$541.3	$614.2	$833.2
	65,926.0	75,097.9	67,637.9	70,758.2	73,045.4	75,348.3
	29,484.7	29,299.7	32,083.2	35,069.3	37,113.1	39,337.5
	56,866.3	67,005.1	61,227.2	63,618.2	64,884.3	66,190.1
	6,028.7	5,969.4	4,093.4	5,147.0	5,613.1	6,249.1
	$4,744.6	$6,551.0	$4,765.0	$5,921.6	$6,597.4	$8,183.4
	0.85%	1.31%	1.51%	0.76%	0.84%	1.10%
	9.36%	16.22%	18.39%	8.21%	8.72%	11.58%
	$5.88	$11.49	$14.65	$7.53	$8.56	$12.31
	5.87	11.46	14.63	7.52	8.56	12.30
	1.60	1.75	2.20	2.27	2.56	2.90
	71.30	74.48	56.66	71.03	79.71	94.75
	56.32	82.04	66.32	82.07	94.06	124.52
	82%	84%	79%	76%	77%	77%
	17%	15%	19%	22%	22%	21%
	1%	1%	2%	2%	1%	2%
	100%	100%	100%	100%	100%	100%
	162	159	158	153	153	153
	10	10	10	9	9	9
	50	39	39	40	40	39
	222	208	207	202	202	201
	11	11	11	11	4	9
	15	15	14	14	13	13
	2	2	1	1	1	1
	6	7	7	7	7	8
	2	2	2	2	2	2
	1	1	1	1	1	1
		1	1	1	1	1
	37	39	37	37	29	35
	259	247	244	239	231	236
	619	616	584	576	579	582
	23	23	23	23	24	27
	118	91	94	100	99	97
	760	730	701	699	702	706
	8,522	8,351	8,813	9,088	9,230	9,238

[1] Excludes a Banco Popular de Puerto Rico branch operating in New York.

POPULAR, INC.
MANAGEMENT & BOARD OF DIRECTORS

SENIOR MANAGEMENT TEAM



Javier D. Ferrer

President and
Chief Executive Officer
Popular, Inc.



Camille Burckhart

Executive Vice President and
Chief Information and
Digital Strategy Officer
Digital, Innovation and
Technology Group
Popular, Inc.



Beatriz Castellví

Executive Vice President and
Chief Security Officer
Corporate Security and
Operations Group
Popular, Inc.



Luis E. Cestero

Executive Vice President
Retail & Business
Solutions Group
Banco Popular de
Puerto Rico



Manuel Chinea

Executive Vice President
Popular, Inc.

Chief Operating Officer
Popular Bank



José R. Coleman Tió

Executive Vice President, Chief
Legal Officer and Corporate
Secretary
General Counsel &
Corporate Matters Group
Popular, Inc.



Héctor Alejandro (Alex) Flores

Executive Vice President
Specialized Businesses Group
Banco Popular de
Puerto Rico



Jorge J. García

Executive Vice President and
Chief Financial Officer
Corporate Finance Group
Popular, Inc.



María Cristina (MC) González

Executive Vice President and
Chief Communications and
Public Affairs Officer
Corporate Communications &
Public Affairs Group
Popular, Inc.



Eduardo J. Negrón

Executive Vice President and
Chief Administration Officer
Administration Group
Popular, Inc.



Eli S. Sepúlveda

Executive Vice President
Commercial Credit &
Services Group
Banco Popular de
Puerto Rico



Lidio V. Soriano

Executive Vice President and
Chief Risk Officer
Corporate Risk Management
Group
Popular, Inc.

BOARD OF DIRECTORS



Richard L. Carrión

Chairman of
the Board of Directors
Popular, Inc.



Alejandro M. Ballester

President
Ballester Hermanos, Inc.



Robert Carrady

President and
Chief Executive Officer
Caribbean Cinemas



Bertil E. Chappuis

Co-Founder and
Chief Executive Officer
Xtillion, LLC



Betty DeVita

Chief Executive Officer and
Founder
BetDev Solutions LLC



María Luisa Ferré Rangel

Chief Executive Officer
Grupo Ferré Rangel



Javier D. Ferrer

President and
Chief Executive Officer
Popular, Inc.



C. Kim Goodwin

Private
Investor



José R. Rodríguez

Business
Consultant



Alejandro M. Sánchez

President and
Chief Executive Officer
Salva Financial Group
of Florida



Myrna M. Soto

Chief Executive Officer
and Founder
Apogee Executive Advisors LLC



Carlos A. Unanue

President
Goya de Puerto Rico, Inc.

ÍNDICE

Popular, Inc. (NASDAQ: BPOP) es la institución bancaria líder en depósitos y activos en Puerto Rico y se encuentra entre las primeras 50 entidades estadounidenses tenedoras de instituciones bancarias por número de activos. Fundado en 1893, Banco Popular de Puerto Rico, la principal subsidiaria de Popular, brinda servicios de banca individual, hipotecas, banca comercial, así como de financiamiento de autos y equipos en Puerto Rico e Islas Vírgenes estadounidenses y británicas. Popular también ofrece servicios de corretaje y seguros a través de subsidiarias especializadas en Puerto Rico. Popular provee servicios de banca individual y banca comercial a través de su filial bancaria en Nueva York, Popular Bank, la cual cuenta con sucursales localizadas en Nueva York, Nueva Jersey y Florida.

INFORMACIÓN CORPORATIVA

Firma registrada de Contabilidad Pública Independiente: PricewaterhouseCoopers LLP.

El informe anual y el proxy están disponibles en popular.com/accionistas/informe-anual/

REUNIÓN ANUAL

La Reunión Anual de Accionistas de Popular, Inc. se celebrará:

VIERNES, 8 DE MAYO, 2026

9:00 A.M. AST

PISO PH
EDIFICIO POPULAR CENTER,
San Juan, Puerto Rico.

POPULAR, INC.
RESUMEN DEL AÑO

Estimados accionistas:

En 2025, Popular alcanzó resultados que reflejan la fortaleza de nuestra franquicia y los esfuerzos de nuestro equipo en toda la organización. Nos beneficiamos de una ejecución disciplinada, un sólido desempeño operacional y un progreso continuo en nuestras prioridades estratégicas a lo largo del año.

Reportamos un ingreso neto de $833 millones, un aumento de $219 millones o un 36% en comparación con 2024. Estos resultados fueron impulsados por un mayor ingreso neto por intereses y margen neto de intereses, crecimiento saludable de préstamos y depósitos, calidad crediticia estable y enfoque continuo en la disciplina de gastos.

Alcanzamos un retorno sobre capital común tangible (ROTCE) de 13% para el año completo, lo que refleja un avance significativo hacia nuestro objetivo de lograr un ROTCE sostenible de 14%. Este progreso fue respaldado por iniciativas específicas para aumentar los ingresos, capturar eficiencias de costos y optimizar nuestro estado de situación.

ASPECTOS DESTACADOS DEL DESEMPEÑO

INGRESO NETO POR INTERESES	Aumentó un 11%, impulsado por menores costos de depósitos y crecimiento en préstamos. El margen neto de intereses se expandió por 25 puntos base.
GASTOS OPERACIONALES	Aumentaron un 2.4% como resultado de nuestra inversión continua en nuestra gente y en tecnología, pero se mantuvieron por debajo de nuestras expectativas para el año, ya que ejecutamos una serie de iniciativas de eficiencia sostenibles.
PRÉSTAMOS	Aumentaron en $2.2 mil millones o un 6%. Banco Popular generó crecimiento de préstamos en la mayoría de los segmentos de negocio, liderado por los préstamos comerciales. Popular Bank logró crecimiento en préstamos comerciales y de construcción.
DEPÓSITOS	Aumentaron $1.3 mil millones o un 2%, liderados por depósitos comerciales y a plazo.
CALIDAD CREDITICIA	Se mantuvo generalmente estable durante 2025, salvo por dos relaciones crediticias comerciales aisladas en el tercer trimestre que no reflejan preocupaciones más amplias sobre la calidad crediticia. Las pérdidas netas en préstamos fueron menores que el año anterior y se mantuvieron muy por debajo de nuestros niveles históricos normalizados.
CAPITAL	Cerramos el año con sólidos niveles de capital, incluyendo una relación de capital "Tier 1 Common" de 15.7%. El valor tangible por acción en los libros aumentó a $82.65, un aumento de 21% de año a año. Recompramos aproximadamente $502 millones en acciones comunes, alcanzando un total aproximado de $720 millones desde que reanudamos las recompras de acciones en el tercer trimestre de 2024. También aumentamos nuestro dividendo trimestral de acciones comunes de $0.70 a $0.75 por acción.
DESEMPEÑO DE LA ACCIÓN	Nuestras acciones cerraron el 2025 en $124.52, lo que representa un aumento de 32% durante el año. Este desempeño se compara favorablemente con el Índice de Bancos Regionales de Nasdaq KBW y el S&P 500, que aumentaron 3.3% y 16.4%, respectivamente.



SER EL BANCO #1 PARA NUESTROS CLIENTES

Conectamos con nuestros clientes dondequiera que estén. Somos su primera opción, siempre un paso adelante, **fomentando la lealtad** y **profundizando las relaciones** en cada etapa de sus vidas, para **impulsar nuestro crecimiento**.

SER SIMPLE Y EFICIENTE

Ofrecer **soluciones con rapidez y mejorar la productividad,** a la misma vez que **reducimos los gastos.**

SER UN BANCO DE ALTO DESEMPEÑO

Convertirnos en una organización orientada al rendimiento, con **el mejor talento, que genere crecimiento sostenible y rentable, y valor a largo plazo** a nuestros accionistas.

Este marco guía nuestra Transformación, que continúa mostrando un progreso constante y notable.

NUESTRA ESTRATEGIA

Lanzamos un nuevo marco estratégico durante 2025. Definimos tres objetivos estratégicos para guiar nuestros esfuerzos hacia el futuro. Son más simples, enfocados y fáciles para todos en Popular de vincular con nuestro trabajo diario.

Nuestra estrategia se basa en la primacía del cliente y se enfoca en profundizar y expandir las relaciones con nuestros clientes, ofrecer servicios y productos excepcionales, mejorar la productividad y simplificar la forma en que operamos, todo con el objetivo de generar resultados financieros tangibles y crear valor para ustedes. Estamos impulsando iniciativas que nos ayudan a operar con mayor eficiencia, como el fortalecimiento de nuestras capacidades digitales. En última instancia, sabemos que cuando cumplimos con nuestros clientes, nuestro negocio prospera.

Durante 2025, avanzamos en varios frentes importantes. Además de iniciar el despliegue de una plataforma de manejo de efectivo para clientes comerciales, implementamos una nueva plataforma de originación de crédito de consumo en Puerto Rico y las Islas Vírgenes, que ofrece un proceso de originación totalmente digital para préstamos personales y tarjetas de crédito. Desde su lanzamiento, hemos observado tendencias positivas de adopción.

Continuamos invirtiendo en nuestra red física de sucursales, combinando la rapidez y conveniencia del autoservicio con apoyo presencial. Nuestra red de sucursales sigue siendo una ventaja competitiva en Puerto Rico y las Islas Vírgenes. También invertimos en tecnología, modernizando nuestros canales digitales para brindar a los clientes una experiencia excepcional en todos los puntos de interacción.

En paralelo, ejecutamos una serie de iniciativas de eficiencia, incluyendo la salida de nuestro negocio hipotecario en Estados Unidos, la optimización de los servicios hipotecarios en Puerto Rico y la transformación de nuestra plataforma ERP a una solución moderna basada en la nube que mejora significativamente la agilidad y el desempeño. Sabemos que debemos manejar nuestros gastos cuidadosamente mientras continuamos invirtiendo en nuestro futuro.

Nos sentimos orgullosos del progreso logrado hasta la fecha y entusiasmados con los beneficios de las iniciativas actuales y futuras.

Entramos en el 2026 en una posición de fortaleza y orgullosos de ser líderes en el mercado de Puerto Rico. Esperamos crecimiento continuo en préstamos, aumento en el ingreso neto por intereses, calidad crediticia estable y gestión disciplinada de gastos. Utilizaremos todas las herramientas disponibles para mejorar nuestros resultados, optimizar los niveles de capital y avanzar hacia nuestro objetivo de rentabilidad a largo plazo.

NUESTRA GENTE

Deseo reconocer el liderazgo y el impacto duradero de mi predecesor, Ignacio Álvarez. Durante su gestión, Nacho ayudó a fortalecer la franquicia de Popular, guió a la organización a través de importantes períodos de incertidumbre y cambio, y dejó una base sólida para el futuro. A nivel personal, le agradezco su mentoría y amistad. Es un honor suceder a un líder tan destacado.

También deseo expresar mi agradecimiento a los miembros de nuestro Consejo Gerencial, quienes han sido una importante fuente de apoyo durante esta transición. Lideran a sus equipos con dedicación y propósito.

El año pasado anunciamos algunos cambios en nuestro liderazgo. Gilberto Monzón, quien dirigía nuestro Grupo de Negocios Especializados, se retiró tras una distinguida trayectoria en el sector bancario de Puerto Rico y 30 años de servicio dedicado en Popular. Gilberto desempeñó un papel clave en la evolución y el crecimiento de nuestro negocio hipotecario y lideró varios otros negocios importantes. Estamos profundamente agradecidos por sus numerosas contribuciones.

Tras el retiro de Gilberto, Alex Flores se incorporó a nuestro Consejo Gerencial como líder del Grupo de Negocios Especializados. Alex, quien se unió a Popular hace casi dos décadas, aporta sólidas capacidades analíticas y una trayectoria comprobada en la formación de equipos de alto desempeño. Más recientemente, ha liderado esfuerzos para renovar nuestro negocio hipotecario. Confiamos que sus contribuciones ayudarán a impulsar nuestras prioridades estratégicas.

También deseo reconocer a nuestra Junta de Directores por su liderazgo y compromiso con la creación de valor a largo plazo. Agradezco el apoyo y el asesoramiento de nuestro Presidente de la Junta, nuestra Directora Principal y los demás miembros de la Junta durante la transición de CEO el año pasado.



Nuestra gente es la base de nuestro éxito, el activo más importante y motor de nuestra capacidad para ofrecer resultados sostenibles en el futuro. Continuaremos fortaleciendo nuestro equipo para asegurarnos de contar con el talento adecuado para atender las necesidades de nuestros clientes.



Finalmente, deseo reconocer y agradecer a nuestros compañeros por su trabajo y dedicación. Veo su compromiso todos los días — en nuestras sucursales, centros de llamadas y oficinas centrales. Les agradezco sinceramente su enfoque continuo en servir a nuestros clientes y fortalecer nuestra franquicia.

Me uní a Popular hace 11 años porque sabía que, si quería hacer una contribución significativa, este era el lugar indicado. Es un honor profundo servir como Presidente y CEO y liderar un extraordinario equipo de profesionales. Creo firmemente que tenemos una gran responsabilidad de dedicar nuestro tiempo, talento y recursos para hacer una diferencia significativa en la vida de nuestros clientes, compañeros y comunidades, y generar valor para ustedes, nuestros accionistas. Lo hemos hecho durante los pasados 132 años, lo estamos haciendo hoy y continuaremos haciéndolo con genuino orgullo y un profundo sentido de propósito.

Estoy optimista sobre el futuro de Popular y agradezco su continua confianza en nosotros.

Sinceramente,

Javier D. Ferrer
Presidente y Principal Oficial Ejecutivo
Popular, Inc.

ASPECTOS DESTACADOS DEL DESEMPEÑO

INGRESO NETO

$833M

$219M ↑ 36%

DESEMPEÑO DE LA ACCIÓN



$94.06
2024

$124.52
2025

$30.46 ↑ 32%

DEPÓSITOS



$64.9MM
2024

$66.2MM
2025

$1.3MM ↑ 2%

PRÉSTAMOS



$37.1MM
2024

$39.3MM
2025

$2.2MM ↑ 6%



13%
ROTCE

RETORNO SOBRE CAPITAL COMÚN TANGIBLE

VALOR TANGIBLE POR ACCIÓN EN LOS LIBROS AUMENTÓ A $82.65 — **21%** DE AÑO A AÑO

INGRESO NETO POR INTERESES AUMENTÓ — **11%**

MARGEN NETO DE INTERESES EXPANDIÓ — **25** PUNTOS BASE

AUMENTO EN GASTOS OPERACIONALES — **2.4%**

RECOMPRAMOS APROXIMADAMENTE — **$502 MILLONES** EN ACCIONES COMUNES

RESUMEN FINANCIERO HISTÓRICO
10 AÑOS

(Dólares en millones, excepto información por acción)	2016	2017	2018	2019
Información Financiera Seleccionada				
Ingreso neto (Pérdida Neta)	$216.7	$107.7	$618.2	$671.1
Activos	38,661.6	44,277.3	47,604.6	52,115.3
Préstamos Brutos	23,435.4	24,942.5	26,559.3	27,466.1
Depósitos	30,496.2	35,453.5	39,710.0	43,758.6
Capital de accionistas	5,198.0	5,103.9	5,435.1	6,016.8
Valor agregado en el mercado	$4,548.1	$3,622.4	$4,719.3	$5,615.9
Rendimiento de Activos Promedio (ROAA)	0.58%	0.26%	1.33%	1.33%
Rendimiento de Capital Común Promedio (ROACE)	4.07%	1.96%	11.39%	11.78%
Por Acción Común				
Ingreso Neto (Pérdida Neta) - Básico	$2.06	$1.02	$6.07	$6.89
Ingreso Neto (Pérdida Neta) - Diluido	2.06	1.02	6.06	6.88
Dividendos (Declarados)	0.60	1.00	1.00	1.20
Valor en los Libros	49.60	49.51	53.88	62.42
Precio en el Mercado	43.82	35.49	47.22	58.75
Assets by Geographical Area				
Puerto Rico	75%	76%	77%	78%
Estados Unidos	23%	22%	21%	20%
Caribe y Latinoamérica	2%	2%	2%	2%
Total	**100%**	**100%**	**100%**	**100%**
Sistema de Distribución Tradicional				
Sucursales Bancarias				
Puerto Rico	171	168	163	164
Islas Vírgenes	9	9	9	10
Estados Unidos[1]	51	51	51	51
Subtotal	**231**	**228**	**223**	**225**
Oficinas No Bancarias				
Popular Auto (incluyendo Reliable)	9	9	12	12
Popular Mortgage	17	14	14	14
Popular Securities	2	2	2	2
Popular One	5	5	5	5
Popular Insurance y Popular Risk Services	2	2	2	2
Popular Insurance Agency, U.S.A.	1	1	1	1
Popular Insurance V.I.	1	1		
Popular Equipment Finance				
Subtotal	**37**	**34**	**36**	**36**
Total	**268**	**262**	**259**	**261**
Sistema Electrónico de Distribución				
Cajeros Automáticos Propios y Administrados				
Puerto Rico	635	633	619	622
Islas Vírgenes	20	22	22	23
Estados Unidos	101	110	115	119
Total	**756**	**765**	**756**	**764**
Empleados (equivalente a tiempo completo)	7,828	7,784	8,474	8,560

	2020	2021	2022	2023	2024	2025
	$506.6	$934.9	$1,102.6	$541.3	$614.2	$833.2
	65,926.0	75,097.9	67,637.9	70,758.2	73,045.4	75,348.3
	29,484.7	29,299.7	32,083.2	35,069.3	37,113.1	39,337.5
	56,866.3	67,005.1	61,227.2	63,618.2	64,884.3	66,190.1
	6,028.7	5,969.4	4,093.4	5,147.0	5,613.1	6,249.1
	$4,744.6	$6,551.0	$4,765.0	$5,921.6	$6,597.4	$8,183.4
	0.85%	1.31%	1.51%	0.76%	0.84%	1.10%
	9.36%	16.22%	18.39%	8.21%	8.72%	11.58%
	$5.88	$11.49	$14.65	$7.53	$8.56	$12.31
	5.87	11.46	14.63	7.52	8.56	12.30
	1.60	1.75	2.20	2.27	2.56	2.90
	71.30	74.48	56.66	71.03	79.71	94.75
	56.32	82.04	66.32	82.07	94.06	124.52
	82%	84%	79%	76%	77%	77%
	17%	15%	19%	22%	22%	21%
	1%	1%	2%	2%	1%	2%
	100%	100%	100%	100%	100%	100%
	162	159	158	153	153	153
	10	10	10	9	9	9
	50	39	39	40	40	39
	222	208	207	202	202	201
	11	11	11	11	4	9
	15	15	14	14	13	13
	2	2	1	1	1	1
	6	7	7	7	7	8
	2	2	2	2	2	2
	1	1	1	1	1	1
		1	1	1	1	1
	37	39	37	37	29	35
	259	247	244	239	231	236
	619	616	584	576	579	582
	23	23	23	23	24	27
	118	91	94	100	99	97
	760	730	701	699	702	706
	8,522	8,351	8,813	9,088	9,230	9,238

[1]Excluye una sucursal de Banco Popular de Puerto Rico en Nueva York.

POPULAR, INC.
GERENCIA Y JUNTA DE DIRECTORES

CONSEJO GERENCIAL



Javier D. Ferrer

Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



Camille Burckhart

Vicepresidenta Ejecutiva y
Principal Oficial de Informática
y Tecnología Digital
Grupo de Digital, Innovación y
Tecnología
Popular, Inc.



Beatriz Castellví

Vicepresidenta Ejecutiva y
Principal Oficial de Seguridad
Grupo Corporativo de
Seguridad y Operaciones
Popular, Inc.



Luis E. Cestero

Vicepresidente Ejecutivo
Grupo de Soluciones
Individuales y de Negocio
Banco Popular de
Puerto Rico



Manuel Chinea

Vicepresidente Ejecutivo
Popular, Inc.

Principal Oficial de
Operaciones
Popular Bank



José R. Coleman Tió

Vicepresidente Ejecutivo,
Principal Oficial Legal y
Secretario Corporativo
Grupo del Asesor General y
Asuntos Corporativos
Popular, Inc.



Héctor Alejandro (Alex) Flores

Vicepresidente Ejecutivo
Grupo de Negocios
Especializados
Banco Popular de
Puerto Rico



Jorge J. García

Vicepresidente Ejecutivo y
Principal Oficial Financiero
Grupo de Finanzas
Corporativas
Popular, Inc.



María Cristina (MC) González

Vicepresidenta Ejecutiva y
Principal Oficial de Comunicaciones
y Asuntos Públicos
Grupo de Comunicaciones
Corporativas y Asuntos Públicos
Popular, Inc.



Eduardo J. Negrón

Vicepresidente Ejecutivo y
Principal Oficial de
Administración
Grupo de Administración
Popular, Inc.



Eli S. Sepúlveda

Vicepresidente Ejecutivo
Grupo de Crédito y Servicios
Comerciales
Banco Popular de
Puerto Rico



Lidio V. Soriano

Vicepresidente Ejecutivo y
Principal Oficial de Riesgo
Grupo Corporativo
de Manejo de Riesgo
Popular, Inc.

JUNTA DE DIRECTORES



Richard L. Carrión

Presidente de la
Junta de Directores
Popular, Inc.



Alejandro M. Ballester

Presidente
Ballester Hermanos, Inc.



Robert Carrady

Presidente y
Principal Oficial Ejecutivo
Caribbean Cinemas



Bertil E. Chappuis

Cofundador y
Principal Oficial Ejecutivo
Xtillion, LLC



Betty DeVita

Principal Oficial Ejecutiva y
Fundadora
BetDev Solutions LLC



María Luisa Ferré Rangel

Principal Oficial Ejecutiva
Grupo Ferré Rangel



Javier D. Ferrer

Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



C. Kim Goodwin

Inversionista
Privada



José R. Rodríguez

Consultor
Empresarial



Alejandro M. Sánchez

Presidente y
Principal Oficial Ejecutivo
Salva Financial Group
of Florida



Myrna M. Soto

Principal Oficial Ejecutiva y
Fundadora
Apogee Executive Advisors LLC



Carlos A. Unanue

Presidente
Goya de Puerto Rico, Inc.

Financial Review and Supplementary Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements about Popular, Inc.'s (the "Corporation," "Popular," "we," "us," "our") business, financial condition, results of operations, plans, objectives and future performance. These statements are not guarantees of future performance, are based on management's current expectations and, by their nature, involve risks, uncertainties, estimates and assumptions. Potential factors, some of which are beyond the Corporation's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Risks and uncertainties include without limitation the effect of competitive and economic factors, and our reaction to those factors, the adequacy of the allowance for loan losses, delinquency trends, market risk and the impact of interest rate changes (including on our cost of deposits), capital markets conditions, capital adequacy and liquidity, and the effect of legal and regulatory proceedings and new accounting standards on the Corporation's financial condition and results of operations. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions are generally intended to identify forward-looking statements.

Various factors, some of which are beyond Popular's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to the rate of growth or decline in the economy and employment levels, as well as general business and economic conditions in the geographic areas we serve and, in particular, in the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), where a significant portion of our business is concentrated; adverse economic conditions, including high levels of inflation, that adversely affect housing prices, the job market, consumer confidence and spending habits which may affect in turn, among other things, our level of non-performing assets, charge-offs and provision expense; changes in interest rates and market liquidity, which may reduce interest margins, impact funding sources, reduce loan originations, affect our ability to originate and distribute financial products in the primary and secondary markets and impact the value of our investment portfolio and our ability to return capital to our shareholders; the impact of bank failures or adverse developments at other banks and related negative media coverage of the banking industry in general on investor and depositor sentiment regarding the stability and liquidity of banks; the impact of the current fiscal and economic challenges of Puerto Rico and the measures taken and to be taken by the Puerto Rico Government and the Federally-appointed oversight board on the economy, our customers and our business; the amount of Puerto Rico public sector deposits held at the Corporation, whose future balances are uncertain and difficult to predict and may be impacted by factors such as the amount of Federal funds received by the P.R. Government and the rate of expenditure of such funds, as well as the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities; unforeseen or catastrophic events, including extreme weather events such as hurricanes and other natural disasters, man-made disasters, acts of violence or war or pandemics, epidemics and other health-related crises, or the fear of any such event occurring, any of which could cause adverse consequences for our business, including, but not limited to, disruptions in our operations; our ability to achieve the expected benefits from our transformation initiatives, including our ability to achieve projected earnings, efficiencies and return on tangible common equity and accurately anticipate costs and expenses associated therewith; our ability to execute capital actions, including with respect to share repurchases and dividends; the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital, liquidity, resolution-related requirements and the impact of other proposed capital standards on our capital ratios; changes in and uncertainty regarding federal funding, tax and trade policies, and federal rulemaking, supervision, examination and enforcement priorities; adjustments to or additional Federal Deposit Insurance Corporation ("FDIC") assessments; regulatory approvals that may be necessary to undertake certain actions or consummate strategic transactions, such as acquisitions and dispositions; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which our borrowers are located; a deterioration in the credit quality of our clients, customers and counterparties; the performance of the stock and bond markets; competition in the financial services industry; possible legislative, tax or regulatory changes; a failure in or breach of our operational or security systems or infrastructure or those of Evertec, Inc., our provider of core financial transaction processing and information technology services, or of third parties providing services to us, including as a result of cyberattacks, e-fraud, denial-of-services and computer intrusion, that might result in, among other things, loss or breach of customer data, disruption of services, reputational damage or additional costs to Popular; changes in market rates and prices which may adversely impact the value of financial assets and liabilities; potential judgments, claims, damages, penalties, fines, enforcement actions and reputational damage resulting from pending or future litigation and regulatory or government investigations or actions; changes in accounting standards, rules and interpretations; our ability to grow our core businesses; decisions to downsize, sell or close branches or business units or otherwise change our business mix; and management's ability to identify and manage these and other risks.

Moreover, the outcome of any legal and regulatory proceedings, as discussed in "Part I, Item 3. Legal Proceedings," is inherently uncertain and depends on judicial interpretations of law and the findings of regulators, judges and/or juries. Investors should refer to "Part I, Item 1A" of our 2025 Form 10-K for a discussion of certain risks and uncertainties to which the Corporation is subject.

All forward-looking statements included in this Annual Report are based upon information available to Popular as of the date of this Annual Report, and other than as required by law, including the requirements of applicable securities laws, we assume no obligation to update or revise any such forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

OVERVIEW

The Corporation is a diversified, publicly owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the United States ("U.S.") mainland, and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, as well as commercial banking services as well as auto and equipment leasing and financing, through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), and broker-dealer and insurance services through specialized subsidiaries. In the U.S. mainland, the Corporation provides retail and commercial banking services, as well as equipment leasing and financing, through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey and Florida. Note 36 to the Consolidated Financial Statements presents information about the Corporation's business segments.

The shares of the Corporation's common stock are traded on the Nasdaq Global Select Market under the symbol BPOP.

RESULTS OF OPERATIONS
YEAR 2025 SIGNIFICANT EVENTS

Capital Actions
During the year ended December 31, 2025, the Corporation repurchased 4,660,124 shares of common stock for $501.5 million, at an average price of $107.61 per common share. At December 31, 2025, $281.2 million remained on our common stock repurchase authorization. The Corporation's common stock repurchases may be executed in open market transactions, privately negotiated transactions, block trades or any other manner determined by the Corporation. The timing, quantity and price of such repurchases will be subject to

various factors, including market conditions, the Corporation's capital position and financial performance, the capital impact of strategic initiatives and regulatory and tax considerations. The common stock repurchase program does not require the Corporation to acquire a specific dollar amount or number of shares and may be modified, suspended or terminated at any time without prior notice.

The Corporation increased its quarterly common stock dividend from $0.70 to $0.75 per share, commencing with the dividend declared in the third quarter of 2025. During 2025, the Corporation declared dividends of $196.2 million, or $2.90 per share, on its common stock.

Transformation Initiatives
The Corporation continues its broad-based, multi-year, technological and business process transformation, which was launched in 2022. As part of this transformation, we are making significant investments in technology, talent and new digital and data capabilities in order to provide our customers with more personalized and accessible services, increase employee performance and satisfaction with more agile work processes, and generate sustainable profitable growth and value for our shareholders.

In 2025, the Corporation achieved significant advancements in transforming customer channels and enhancing the overall client experience. The organization remains committed to delivering solutions efficiently and increasing productivity. During the year, the Corporation introduced a commercial cash management platform and implemented a new consumer origination platform in Puerto Rico and the Virgin Islands. The lending initiatives contributed to an upward trend in online originations in the latter part of 2025, resulting in $36 million in new originations since the third quarter launch.

During the year the Corporation also executed a series of efficiency initiatives, including exiting our mortgage business in the U.S., and optimizing our mortgage servicing business in Puerto Rico. We also transformed our Enterprise Resource Planning (ERP) solution to a modern cloud platform, as implemented in January 2026.

The Corporation anticipates that these investments, along with future initiatives, will deliver an improved digital experience for clients and provide enhanced technology and more efficient processes for employees. The technology and business transformation efforts will continue to be a strategic priority for the Corporation.

Financial highlights for the year ended December 31, 2025
The Corporation's net income for the year ended December 31, 2025 amounted to $833.2 million, an increase of $219.0 million when compared to a net income of $614.2 million for 2024. Excluding the partial reversal of the FDIC Special Assessment reserve, adjusted net income for 2025 was $823.5 million, compared to $646.1 million in 2024, which also excluded the

impact of an FDIC special assessment expense and prior period tax withholdings. For more information on adjusted net income refer to the "Non-GAAP Financial Measures" section below.

Financial highlights for the year ended December 31, 2025 include:

- Net interest income amounted to $2.5 billion, an increase of $258.9 million when compared to the year ended December 31, 2024, mainly driven by lower cost of deposits, loan growth, and investments in U.S. Treasury securities at higher yields, partially offset by a decrease in interest income from money market investments. Net interest income on taxable equivalent basis for the year ended December 31, 2025 was $2.8 billion, an increase of $359.9 million. Net interest margin expanded by 25 bps to 3.49%. On a taxable equivalent basis, net interest margin expanded by 39 bps to 3.88%.

- The provision for credit losses amounted to $260.2 million for the year ended December 31, 2025, an increase of $3.2 million when compared to 2024, driven by higher reserves for the CRE portfolio at PB and higher reserves in the BPPR commercial portfolio, mainly due to two unrelated NPL inflows and portfolio growth, partially offset by a lower provision for the consumer portfolios, particularly for credit cards and auto loans.

- Non-interest income amounted to $658.0 million, a decrease of $0.9 million, when compared with the previous year, mainly due to lower revenues related to the car rental business sold in the fourth quarter of 2024, partially offset by other service fees income from our fee generating business such as debit and credit card fees, investment management fees and higher non-balance compensation fees from commercial deposits.

- Operating expenses amounted to $1.9 billion for 2025, an increase of $44.6 million when compared to 2024. The increase was mainly driven by higher personnel costs, primarily due to the profit sharing expense of $38.8 million which is tied to the Corporation's financial performance and other performance-based incentives, a $13.0 million non-cash goodwill impairment charge related to the U.S. based leasing subsidiary, higher technology and software costs from transformation initiatives and higher credit and debit card merchant processing fees, partially offset by lower reserves for operational losses, lower costs associated with compliance activities, and lower depreciation expense related to the daily car rental business sold during the fourth quarter of 2024.

- Income tax expense amounted to $173.6 million for the year ended December 31, 2025, with an effective tax rate ("ETR") of 17.3%, compared to an income tax expense of $182.4 million for the previous year, with an ETR of 22.9%. The income tax expense in 2024 included the impact of $16.5 million related to intercompany distributions for the years 2014-2023.

- At December 31, 2025, the Corporation's total assets were $75.3 billion, compared to $73.0 billion at December 31, 2024. The increase of $2.3 billion is primarily due to an increase in loans held-in-portfolio, mainly in the commercial, mortgage, and construction portfolios, and an increase in available-for-sale ("AFS") securities, mainly U.S. Treasuries, partially offset by a decrease in money market investments.

- Deposits amounted to $66.2 billion at December 31, 2025, an increase of $1.3 billion from December 31, 2024, driven by higher savings, NOW and money market deposits, demand deposits and time deposits, all primarily at BPPR.

- Stockholders' equity amounted to $6.2 billion at December 31, 2025, compared to $5.6 billion at December 31, 2024. The Corporation and its banking subsidiaries continue to be well capitalized. As of December 31, 2025, the Corporation's tangible book value per common share was $82.65, an increase of $14.49 from December 31, 2024. The Common Equity Tier 1 Capital ratio at December 31, 2025 was 15.72%, compared to 16.03% at December 31, 2024.

For a discussion of our 2024 results of operations compared with 2023, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2024.

Refer to Table 1 for selected financial data for the past three years.

Table 1 - Selected Financial Data

(Dollars in thousands, except per common share data)	Years ended December 31, 2025	2024	2023
CONDENSED STATEMENTS OF OPERATIONS			
Interest income	$ 3,783,009	$ 3,673,263	$ 3,245,307
Interest expense	1,241,806	1,390,975	1,113,783
Net interest income	2,541,203	2,282,288	2,131,524
Provision for credit losses	260,163	256,942	208,609
Non-interest income	658,019	658,909	650,724
Operating expenses	1,932,266	1,887,637	1,898,100
Income tax expense	173,634	182,406	134,197
Net income	$ 833,159	$ 614,212	$ 541,342
Net income applicable to common stock	$ 831,747	$ 612,800	$ 539,930
PER COMMON SHARE DATA			
Net income per common share - basic	$ 12.31	$ 8.56	$ 7.53
Net income per common share - diluted	12.30	8.56	7.52
Dividends declared	2.90	2.56	2.27
Common equity per share	94.75	79.71	71.03
Market value per common share	124.52	94.06	82.07
Outstanding shares:			
Average - basic	67,586,130	71,590,757	71,710,265
Average - assuming dilution	67,612,847	71,623,702	71,791,692
End of period	65,719,385	70,141,291	72,153,621
AVERAGE BALANCES			
Net loans [1]	$37,982,637	$35,701,240	$33,164,960
Earning assets	72,636,005	70,327,465	68,175,022
Total assets	75,740,647	73,400,279	71,234,236
Deposits	66,402,180	64,444,283	62,546,480
Borrowings	1,156,769	1,022,063	1,227,094
Total stockholders' equity	7,207,682	7,053,193	6,600,603
PERIOD END BALANCE			
Net loans [1]	$39,337,516	$37,113,075	$35,069,272
Allowance for credit losses - loans portfolio	808,056	746,024	729,341
Earning assets	72,132,940	69,739,000	67,216,816
Total assets	75,348,267	73,045,383	70,758,155
Deposits	66,190,093	64,884,345	63,618,243
Borrowings	1,448,578	1,176,126	1,078,332
Total stockholders' equity	6,249,079	5,613,066	5,146,953
SELECTED RATIOS			
Net interest margin (non-taxable equivalent basis)	3.49%	3.24%	3.13%
Net interest margin (taxable equivalent basis) -Non-GAAP	3.88	3.49	3.31
Return on assets	1.10	0.84	0.76
Return on average common equity	11.58	8.72	8.21
Tangible common book value per common share (non-GAAP) [2]	82.65	68.16	59.74
Return on average tangible common equity [2]	13.04	9.85	9.40
Tier I capital	15.77	16.08	16.36
Total capital	17.50	17.83	18.13

[1] Includes loans held-for-sale.
[2] Refer to Table 11 for reconciliation to GAAP financial measures.

Table 2 presents a three-year summary of the components of net income as a percentage of average total assets.

Table 2 - Components of Net Income as a Percentage of Average Total Assets

	2025	2024	2023
Net interest income	3.36%	3.11%	2.99%
Provision for credit losses	(0.34)	(0.35)	(0.29)
Service charges on deposit accounts	0.21	0.21	0.21
Other service fees	0.53	0.53	0.53
Other non-interest income	0.12	0.16	0.17
Total net interest income and non-interest income, net of provision for credit losses	3.88	3.66	3.61
Operating expenses	(2.55)	(2.57)	(2.66)
Income before income tax	1.33	1.09	0.95
Income tax expense	(0.23)	(0.25)	(0.19)
Net income	1.10%	0.84%	0.76%

Non-GAAP Financial Measures

This Annual Report contains financial information prepared under accounting principles generally accepted in the United States ("U.S. GAAP") and non-GAAP financial measures. Management uses non-GAAP financial measures when it is determined that these measures provide meaningful information about the underlying performance of the Corporation's ongoing operations. Non-GAAP financial measures used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

Adjusted net income - Non-GAAP Financial Measure

In addition to analyzing the Corporation's results on a reported basis, management monitors whether the impact of certain non-recurring or infrequent transactions need to be excluded from the results of operations to present what is then considered to be "adjusted net income" of the Corporation. Management believes that the "adjusted net income" provides meaningful information about the underlying performance of the Corporation's ongoing operations. The "adjusted net income" is a non-GAAP financial measure.

The following tables present adjusted net income for the years ended December 31, 2025 and 2024.

Table 3 - Adjusted Net Income for the Year Ended December 31, 2025 (Non-GAAP)

(In thousands)	Income before income tax	Income tax expense (benefit)	Net Income
U.S. GAAP Net income	$1,006,793	$173,634	$833,159
Non-GAAP Adjustments:			
FDIC Special Assessment [1]	(15,323)	5,622	(9,701)
Adjusted net income (Non-GAAP)	$ 991,470	$168,012	$823,458

[1] Partial reversal of the FDIC special assessment reserve imposed in connection with the receivership of several failed banks. Refer to the Operating Expenses section in the Management's Discussion and Analysis of Financial Condition and Results of Operations section ("MD&A") included in this Annual Report for additional information.

Table 4 - Adjusted Net Income for the Year Ended December 31, 2024 (Non-GAAP)

(In thousands)	Income before income tax	Income tax expense (benefit)	Net Income
U.S. GAAP Net income	$796,618	$182,406	$614,212
Non-GAAP Adjustments:			
FDIC Special Assessment [1]	14,287	(5,234)	9,053
Adjustments related to intercompany distributions [2]	6,400	16,483	22,883
Adjusted net income (Non-GAAP)	$817,305	$171,157	$646,148

[1] Expense recorded in the first quarter of 2024 related to the special assessment imposed by the FDIC to recover the losses in connection with the receivership of several failed banks.
[2] Expense recorded in the first quarter of 2024 related to tax withholdings on prior period distributions from U.S. subsidiaries.

Net interest income on a taxable equivalent basis

Net interest income, on a taxable equivalent basis, is presented with its different components in Table 5 for the year ended December 31, 2025 as compared with the same period in 2024, segregated by major categories of interest earning assets and interest-bearing liabilities.

The main sources of tax-exempt interest income are certain loans and investments in obligations of the U.S. Government, its agencies and sponsored entities, and certain obligations of the Commonwealth of Puerto Rico and its agencies and assets held by the Corporation's international banking entities. On table 5, the interest income has been converted to a taxable equivalent basis, using the applicable statutory income tax rates for each period net of interest expense that the Puerto Rico tax law requires to be disallowed, based on an equal proportion of tax-exempt assets to total assets, and by an allocation of general and administrative expenses attributable to exempt income, reducing the benefit of the tax-exempt income. The effective yield, on a taxable equivalent basis, will vary depending on the level of these expenses that are attributable to the available exempt income. Under Puerto Rico tax law, the exempt interest can be deducted up to the amount of taxable income. Management believes that this presentation provides meaningful information since it facilitates the comparison of revenues arising from taxable and exempt sources.

Tangible Common Equity and Tangible Assets

Tangible common equity, tangible common equity ratio, tangible assets and tangible book value per common share are non-GAAP financial measures. Tangible common equity ratio and tangible book value per common share should be used in conjunction with more traditional bank capital ratios commonly used by banks and analysts to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method for mergers and acquisitions. Tangible common equity, tangible assets and other related measures should not be used in isolation or as a substitute for stockholders' equity, total assets or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets and other related measures may differ from that of other companies reporting measures with similar names.

Table 12 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets as of December 31, 2025, and December 31, 2024.

CRITICAL ACCOUNTING POLICIES / ESTIMATES

The accounting and reporting policies followed by the Corporation and its subsidiaries conform U.S. GAAP and general practices within the financial services industry. The Corporation's significant accounting policies, including those related to critical accounting estimates, are described in detail in Note 2 to the Consolidated Financial Statements and should be read in conjunction with this section.

Critical accounting policies that require management to make estimates and assumptions may involve significant judgment about the effect of matters that are inherently uncertain and that involve a high degree of subjectivity. These estimates are made under facts and circumstances at a point in time and changes in those facts and circumstances could produce actual results that differ from those estimates. The following MD&A section is a summary of what management considers the Corporation's critical accounting estimates.

Fair Value Measurement of Financial Instruments

The Corporation currently measures at fair value on a recurring basis its trading debt securities, debt securities available-for-sale, certain equity securities, derivatives and mortgage servicing rights. Occasionally, the Corporation is required to record other assets at fair value on a nonrecurring basis, such as loans held-for-sale, loans held-in-portfolio that are collateral dependent and certain other assets. These nonrecurring fair value adjustments typically result from the application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation categorizes its assets and liabilities measured at fair value under the three-level hierarchy. The level within the hierarchy is based on whether the inputs to the valuation methodology used for fair value measurement are observable.

Management assesses the fair value of its portfolio of investment securities at least on a quarterly basis. Securities are classified in the fair value hierarchy according to product type, characteristics and market liquidity. At the end of each period, management assesses the valuation hierarchy for each asset or liability measured. The fair value measurement analysis performed by the Corporation includes validation procedures and review of market changes, pricing methodology, assumption and level hierarchy changes, and evaluation of distressed transactions.

Most of the values for trading debt securities and debt securities available-for-sale are obtained from third-party pricing services and are validated with alternate pricing sources when available. Securities not priced by a secondary pricing source are documented and validated internally according to their significance to the Corporation's financial statements. Management has established materiality thresholds according to the investment class to monitor and investigate material deviations in prices obtained from the primary pricing service provider and the secondary pricing source used as support for the valuation results. During the year ended December 31, 2025, the Corporation did not adjust any prices obtained from pricing service providers or broker dealers. During the year ended December 31, 2025, none of the Corporation's debt securities were subject to pricing discontinuance by the pricing service providers. The pricing methodology and approach of our primary pricing service providers is concluded to be consistent with the fair value measurement guidance

Broker quotes reflect market illiquidity as they are exit prices. As of December 31, 2025, $8 million in financial assets were valued using broker quotes: $1 million in Level 3 assets (mainly tax-exempt GNMA mortgage-backed securities) and $7 million in Level 2 assets. Level 3 asset values were based on an internal matrix using local broker quotes from limited trading activity.

Refer to Note 27 to the Consolidated Financial Statements for a description of the Corporation's valuation methodologies used for the assets and liabilities measured at fair value.

Loans and Allowance for Credit Losses

One of the most critical and complex accounting estimates is associated with the determination of the allowance for credit losses ("ACL"). The Corporation establishes an ACL for its loan portfolio based on its estimate of expected credit losses over the remaining contractual term of the loans, adjusted for expected prepayments, in accordance with Accounting Standards Codification ("ASC") Topic 326. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for purchased credit deteriorated ("PCD") loans. Upon the acquisition of a PCD loan, the Corporation recognizes the estimate of the expected credit losses over the remaining contractual term of each individual loan as an ACL with a corresponding addition to the loan purchase price. The Corporation follows a methodology to establish the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2025, management applied probability weights to the outcome of the selected scenarios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. In addition, refer to the Credit Risk section of this MD&A and to Note 2 to the

Consolidated Financial Statements for detailed information on the Corporation's collateral value estimation for other real estate. In addition, refer to Note 8 to the Consolidated Financial Statements for additional information on the allowance for credit losses.

Income Taxes

Income taxes are accounted for using the asset and liability method, recognizing deferred tax assets and liabilities based on future tax consequences of temporary differences between financial statement carrying amounts and their respective tax basis. These are measured using enacted tax rates expected to apply when the temporary differences are recovered or paid, with changes in tax rates recognized in earnings when enacted.

Calculating periodic income taxes involves complexity and requires estimates and judgments. The Corporation has two accruals for income taxes: (i) the net estimated amount currently due or receivable, including any reserve for potential examination issues, and (ii) a deferred income tax reflecting the estimated impact of temporary differences between asset and liability recognition under GAAP and the tax code. Differences in actual future tax consequences could affect the Corporation's financial position or results of operations.

Management evaluates the realization of the deferred tax asset by its three major components: U.S. mainland operations, Puerto Rico banking operations and Holding Company. This evaluation requires judgment related to the Corporation's estimation of future taxable income over the term the deferred tax assets will expire. For the evaluation of the realization of the deferred tax asset by taxing jurisdiction, refer to Note 34 to the Consolidated Financial Statements.

Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividends-received deduction of 100% on dividends received from "controlled" domestic subsidiaries subject to taxation in Puerto Rico

Changes in the Corporation's estimates can occur due to changes in tax rates, new business strategies, newly enacted guidance, and resolution of issues with taxing authorities regarding previously taken tax positions. In estimating taxes, management evaluates the merits and risks of appropriate tax treatment, considering statutory, judicial and regulatory guidance. Such changes could affect the amount of accrued taxes. The Corporation has made tax payments in accordance with estimated tax payments rules. Any remaining payment will not have any significant impact on liquidity and capital resources.

Refer to Note 34 to the Consolidated Financial Statements for additional information on the Corporation's unrecognized tax benefits and their possible effect on its effective tax rate.

Goodwill and Other Intangible Assets

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment. Intangibles with indefinite lives are evaluated for impairment at least annually or on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit. Other identifiable intangible assets with a finite useful life are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill impairment is recognized when the carrying amount of any of the reporting units exceeds its fair value up to the amount of the goodwill. The Corporation estimates the fair value of each reporting unit generally using a combination of methods which include market price multiples of comparable companies and transactions, as well as discounted cash flow analyses. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

For a detailed description of the annual goodwill impairment evaluations performed by the Corporation during the third and fourth quarter of 2025, refer to Note 14 to the Consolidated Financial Statements.

Pension and Postretirement Benefit Obligations

The Corporation provides pension and restoration benefit plans for certain employees of various subsidiaries. The Corporation also provides certain health care benefits for retired employees of BPPR. The non-contributory defined pension and benefit restoration plans ("the Pension Plans") are frozen with regards to all future benefit accruals.

The estimated benefit costs and obligations of the Pension Plans and Postretirement Health Care Benefit Plan ("OPEB Plan") are impacted by the use of subjective assumptions, which can materially affect recorded amounts, including expected returns on plan assets, discount rates, termination rates, retirement rates and health care trend rates. The Corporation uses an independent actuarial firm for assistance in the determination of the Pension Plans and OPEB Plan costs and obligations.

The Corporation periodically reviews its assumption for the long-term expected return on Pension Plans assets. The Pension Plans' assets fair value at December 31, 2025 was $625.8 million. The expected return on plan assets is determined by considering various factors, including a total funds return estimate based on a weighted-average of estimated returns for each asset class in each plan. Asset class returns are estimated using current and projected economic and market factors such as real rates of return, inflation, credit spreads, equity risk premiums and excess return expectations.

Net Periodic Benefit Cost ("pension expense") for the Pension Plans amounted to $11.2 million in 2025. The total pension expense included a benefit of $32.3 million for the expected return on assets. Management believes that the fair value estimates of the Pension Plans assets are reasonable given the valuation methodologies used to measure the investments at fair value as described in Note 27 to the Consolidated Financial Statements. Also, the compositions of the plan assets are primarily in equity and debt securities, which have readily determinable quoted market prices.

Detailed information on the Plans and related valuation assumptions are included in Note 29 to the Consolidated Financial Statements.

As part of the review, the Corporation's independent consulting actuaries performed an analysis of expected returns based on each plan's expected asset allocation for the year 2026 using the Willis Towers Watson US Expected Return Estimator. This analysis is reviewed by the Corporation and used as a tool to develop expected rates of return, together with other data. This forecast reflects the actuarial firm's view of expected long-term rates of return for each significant asset class or economic indicator as of January 1, 2026; for example, 8.7% for large cap stocks, 9.0% for small cap stocks, 8.9% for international stocks, 6.4% for long corporate bonds and 5.8% for long Treasury bonds. A range of expected investment returns is developed, and this range relies both on forecasts and on broad-market historical benchmarks for expected returns, correlations, and volatilities for each asset class.

As a consequence of recent reviews, the Corporation selected its expected return on plan assets for the year 2026 to be 5.6% and 6.7% for the Pension Plans. Expected rates of return for the Pension Plans of 5.6% and 6.7% had been used for 2025 and 5.6% and 6.6% had been used for 2024. The expected return can be materially impacted by a change in the plan's asset allocation.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return for 2026 from 5.6% to 5.35% would increase the projected 2026 pension expense for the Banco Popular de Puerto Rico Retirement Plan, the Corporation's largest plan, by approximately $1.4 million.

The Corporation had recorded a pension balance sheet asset of $38.2 million and a pension balance sheet liability of $4.7 million at December 31, 2025.

The Corporation uses the spot rate yield curve from the Willis Towers Watson RATE: Link (10/90) Model to discount the expected projected cash flows of the plans. The equivalent single weighted average discount rate ranged from 5.25% to 5.29% for the Pension Plans and 5.44% for the OPEB Plan to determine the benefit obligations at December 31, 2025.

A 50 basis point decrease to each of the rates in the December 31, 2025 Willis Towers Watson RATE: Link (10/90) Model would increase the projected 2026 expense for the Banco

Popular de Puerto Rico Retirement Plan by approximately $1.8 million. The change would not affect the minimum required contribution to the Pension Plans.

The OPEB Plan was unfunded (no assets were held by the plan) at December 31, 2025. The Corporation had recorded a liability for the underfunded postretirement benefit obligation of $104.0 million at December 31, 2025.

STATEMENT OF OPERATIONS ANALYSIS
Net Interest Income

Net interest income is the interest earned from loans, debt securities and money market investments, including loan fees, minus the interest cost of deposits and borrowed money. Various risk factors affect net interest income including the economic environment in which we operate, market related events, the mix and size of the earning assets and related funding, changes in volumes, re-pricing characteristics, loan fees collected, delay charges and interest collected on nonaccrual loans, as well as strategic decisions made by the Corporation's management.

The average key index rates for the years 2025 and 2024 were as follows:

	2025	2024
Prime rate	7.37%	8.31%
SOFR	4.24	5.15
Fed funds rate	4.20	5.12
3-month Treasury Bill	4.15	5.09
10-year Treasury	4.29	4.20
FNMA 30-year	5.47	5.58

Net interest income ("NII") for the year ended December 31, 2025 was $2.5 billion, or $258.9 million higher than 2024. NII growth was driven by lower interest expense on deposits by $158.2 million primarily due to lower P.R. public deposits cost, higher income from loans by $137.1 million primarily due to loan growth mainly attributed to the commercial, construction loans in both banks and mortgage loans in BPPR and higher income resulting from higher yields of U.S. Treasuries by $83.4 million also supported to NII expansion. This increase in NII was partially offset by lower income from money market investments by $97.4 million driven by short-term market rates declines by the Federal Open Market Committee coupled with lower average balances due to loan growth and investments in U.S. Treasuries. Net interest margin ("NIM") of 3.49% in 2025

increased 25 basis points, compared to 3.24% in 2024, driven by lower deposit costs, higher yielding U.S. treasuries and loan growth.

Total deposit costs of 1.77% decreased 30 basis points when compared to 2024. Excluding P.R. public deposits, average deposits increased by $903.0 million and total deposit costs decreased seven basis points to 1.16% year-over-year.

Net Interest Income on a taxable equivalent basis ("FTE") for the year ended December 31, 2025 was $2.8 billion, compared to $2.5 billion for the same period in 2024, an increase of $359.9 million. NIM on a taxable equivalent ("NIM FT"") basis in 2025 was 3.88% or 39 basis points higher than the 3.49% reported in 2024. NIM FTE expansion during 2025 is primarily due to higher re-investment in U.S. treasuries which are tax exempt in Puerto Rico and exempt interest income on certain loan portfolios. The main factors for the increase in net interest income FTE were:

- Higher income from investment securities by $147.1 million driven by the re-investment of maturities of U.S. Treasury securities at higher yields by 50 basis points

- Higher interest income from loans by $160.9 million, due to growth, most notably in commercial, construction and mortgage portfolios, which include income of certain loans in Banco Popular de Puerto Rico ("BPPR") that are tax-exempt, partially offset in part by the re-pricing of adjustable-rate loans;

- Lower interest expense by $158.2 million or 30 basis points, mainly due to a decrease in market-linked P.R. public deposits cost by 88 basis points and Popular Bank ("PB") savings online deposits by 76 basis points, driven by lower short-term market rates;

Partially offset by:

- Lower income from money markets by $97.4 million driven by lower yield by 95 basis points due to short-term market rates decline and lower average balances due to the use of funds to support loan growth and U.S. Treasury securities purchases, as mentioned above.

Table 5 presents the different components of the Corporation's net interest income, on a taxable equivalent basis, for the year ended December 31, 2025, as compared with the same period in 2024, segregated by major categories of interest earning assets and interest-bearing liabilities.

Table 5 - Analysis of Levels & Yields on a Taxable Equivalent Basis from Continuing Operations (Non-GAAP)

Period ended December 31, 2025

Average Volume			Average Yields / Costs				Interest			Variance Attributable to	
2025	2024	Variance	2025	2024	Variance		2025	2024	Variance	Rate	Volume
(In millions)							(In thousands)				
$ 5,853	$ 6,641	$ (788)	4.35%	5.30%	(0.95)%	Money market investments	$ 254,786	$ 352,194	$ (97,408)	$ (58,638)	$ (38,770)
28,770	27,955	815	3.32	2.89	0.43	Investment securities [1]	955,548	808,458	147,090	113,349	33,741
30	30	–	5.61	5.23	0.38	Trading securities	1,667	1,583	84	112	(28)
						Total money market, investment and					
34,653	34,626	27	3.50	3.36	0.14	trading securities	1,212,001	1,162,235	49,766	54,823	(5,057)
						Loans:					
18,951	17,855	1,096	6.73	6.86	(0.13)	Commercial	1,275,422	1,224,856	50,566	(23,568)	74,134
1,490	1,099	391	8.19	8.81	(0.62)	Construction	122,051	96,778	25,273	(7,168)	32,441
1,969	1,820	149	7.20	6.90	0.30	Leasing	141,828	125,652	16,176	5,637	10,539
8,397	7,873	524	5.92	5.70	0.22	Mortgage	497,419	448,880	48,539	17,945	30,594
3,241	3,211	30	13.85	13.90	(0.05)	Consumer	448,958	446,357	2,601	(1,950)	4,551
3,935	3,843	92	9.15	8.90	0.25	Auto	359,870	342,075	17,795	9,537	8,258
37,983	35,701	2,282	7.49	7.52	(0.03)	Total loans	2,845,548	2,684,598	160,950	433	160,517
$72,636	$70,327	$2,309	5.59%	5.47%	0.12%	Total earning assets	$4,057,549	3,846,833	210,716	55,256	155,460
						Interest bearing deposits:					
$ 8,147	$ 7,498	$ 649	1.73%	1.99%	(0.26)%	NOW and money market	$ 141,344	$ 149,438	$ (8,094)	$ (18,950)	$ 10,856
14,543	14,495	48	0.83	0.91	(0.08)	Savings	120,525	132,321	(11,796)	(12,160)	364
8,656	8,183	473	3.15	3.35	(0.20)	Time deposits	272,686	273,814	(1,128)	(17,272)	16,144
20,259	19,203	1,056	3.18	4.06	(0.88)	P.R. public deposits	643,341	780,548	(137,207)	(178,506)	41,299
51,605	49,379	2,226	2.28	2.71	(0.43)	Total interest bearing deposits	1,177,896	1,336,121	(158,225)	(226,888)	68,663
14,798	15,065	(267)				Non-interest bearing demand deposits					
66,403	64,444	1,959	1.77	2.07	(0.30)	Total deposits	1,177,896	1,336,121	(158,225)	(226,888)	68,663
356	84	272	4.44	5.53	(1.09)	Short-term borrowings	15,818	4,676	11,142	(801)	11,943
824	962	(138)	5.83	5.22	0.61	Other medium and long-term debt	48,092	50,178	(2,086)	5,241	(7,327)
						Total interest bearing liabilities					
52,785	50,425	2,360	2.35	2.76	(0.41)	(excluding demand deposits)	1,241,806	1,390,975	(149,169)	(222,448)	73,279
5,053	4,837	216				Other sources of funds					
$72,636	70,327	2,309	1.71	1.98	(0.27)%	Total source of funds	$1,241,806	$1,390,975	$(149,169)	$(222,448)	$ 73,279
						Net interest margin/ income on a taxable equivalent basis					
			3.88%	3.49%	0.39%	(Non-GAAP)	$2,815,743	$2,455,858	$ 359,885	$ 277,704	$ 82,181
			3.24%	2.71%	0.53%	Net interest spread					
						Taxable equivalent adjustment	274,540	173,570	100,970		
						Net interest margin/ income					
			3.49%	3.24%	0.25%	non-taxable equivalent basis (GAAP)	$2,541,203	$2,282,288	$ 258,915		

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and the unrealized loss related to certain securities transferred from available-for-sale to held-to-maturity.

Provision for Credit Losses - Loans Held-in-Portfolio and Unfunded Commitments

For the year ended December 31, 2025, the Corporation recorded a provision for credit of $260.2 million, an increase of $3.2 million when compared to $256.9 million for the year ended December 31, 2024. The provision for loan and lease losses for 2025 was $260.7 million, an increase of $2.3 million.

As discussed in Note 8 to the Consolidated Financial Statements, the Corporation estimates the ACL by weighting the outputs of optimistic, baseline, and pessimistic scenarios. During the first quarter of 2025, in response to the economic uncertainty, the Corporation increased the probability assigned to the pessimistic scenario making it equal to the baseline scenario. Subsequently, in the second quarter of 2025, the probability assigned to the pessimistic scenario was moderately reduced based on the changes in the economic outlook and a reassessment of uncertainty compared to the previous quarter. The net impact of these two events on the ACL levels for the year ended December 31, 2025 was $13.7 million in additional reserves. There were no additional changes to the probability weights during the year 2025. The probability weight for the pessimistic scenario remains above the levels observed in 2024, given the ongoing economic uncertainty.

The major drivers of the changes in the provision for loan losses during the year by business segments when compared to the year 2024 were as follows:

- In BPPR, the provision for loan losses for was $240.2 million, a decrease of $13.6 million when compared to the year ended in 2024, driven by lower reserves for the consumer portfolio of $34.7 million mainly due to improvements in credit quality, for the credit cards portfolio, lower net charge-offs, in the auto portfolio and a lower provision for the leases portfolio. These favorable variance were partially offset by higher reserves in the commercial portfolio by $20.5 million due to a specific reserve recognized for a $158.3 million commercial and industrial facility and a $13.5 million provision related to a charge-off recognized during the third quarter for a $30.1 million commercial real estate ("CRE") facility, both classified as NPLs during the year.

- In the Popular U.S. segment, the provision for loans losses was $20.5 million, an increase of $15.9 million when compared to the year 2024., mainly driven by higher qualitative reserves and changes in credit quality within the CRE portfolio partially offset by lower net charge-offs within the consumer portfolio.

At December 31, 2025, the total allowance for credit losses for loans held-in-portfolio amounted to $808.1 million, compared to $746.0 million as of December 31, 2024. The ratio of the allowance for credit losses to loans held-in-portfolio was 2.05% at December 31, 2025, compared to 2.01% at December 31, 2024. Refer to Note 8 to the Consolidated

Financial Statements, for additional information on the Corporation's methodology to estimate its ACL and to the Credit Risk section of this MD&A for a detailed analysis of net charge-offs, non-performing assets, the allowance for credit losses and selected loan losses statistics.

Non-Interest Income

For the year ended December 31, 2025, non-interest income was $658.0 million, a decrease of $0.9 million when compared with the previous year. The variance was primarily due to:

- lower other operating income by $16.8 million mainly due to lower daily car rental revenue by $18.1 million and gains from the sale of car rental units by $8.0 million, associated with the car rental business sold in the fourth quarter of 2024, partially offset by income of $5.3 million related to a retroactive charge billed to a tenant for energy supplied in prior years and higher income from investments accounted under the equity method by $3.9 million; and

- lower income from mortgage banking activities by $4.1 million mainly due to a decrease in mortgage servicing fees due to portfolio runoff and an unfavorable variance in the fair value adjustments of mortgage servicing rights ("MSRs");

partially offset by:

- higher other service fees by $13.7 million mainly due to higher debit and credit card fees by $12.7 million, driven by higher customer purchase activity, and higher investment management fees by $4.5 million, due to higher assets under management, partially offset by lower insurance fees by $6.6 million;

- higher service charges on deposit accounts by $4.5 million mainly due to higher non-balance compensation fees in commercial deposits; and

- higher income from equity securities by $3.2 million, mainly due to an impairment on equity securities of $2.3 million recognized during 2024 and a favorable variance of $1.1 million in the fair value adjustment of equity securities related to the deferred benefit plans, which have an offsetting effect in personnel cost.

Operating Expenses

Operating expenses for the year ended December 31, 2025 amount to $1.9 billion, an increase of $44.6 million when compared to the previous year. The results of 2025 include a partial reversal of the FDIC special assessment reserve of $15.3 million imposed on banks to recover losses in connection with the receivership of two failed banks during 2023. Management revised its reserve based on the FDIC's interim final rule, which became effective December 19, 2025 and amended, among other things, the collection rate of the special assessment. Operating expenses for the year ended December 31, 2024 included $6.4 million of interest accrued related to prior period tax withholdings and the $14.3 million expense related to the FDIC special assessment. The other factors that contributed to the increase in operating expenses for the year were:

- higher personnel costs by $84.8 million mainly due to higher incentives, including $38.8 million related to the profit-sharing plan which is tied to the Corporation's financial performance and $24.2 million in other performance-based incentives, higher salaries expenses by $12.9 million due to a higher headcount and annual merit increases, and a $7.7 million increase in other personnel costs mainly related to the valuation of securities held for deferred compensation plans and higher payroll tax;

- a non-cash goodwill impairment of $13.0 million in the Corporation's U.S. based equipment leasing subsidiary due to lower projected earnings for the forecasted period;

- higher technology and software expenses, including software cost amortization, by $12.5 million related to investments in the Corporation's cloud infrastructure, among other continuing investments in technology and transformation initiatives;

- higher processing and transactional services expenses by $9.7 million mainly due to higher credit and debit card and merchant processing expenses as a result of higher transactional volumes;

- higher other taxes expense by $6.9 million mainly due to an increase in municipal license tax and higher regulatory examination fees in BPPR; and

- higher business promotion expenses by $5.4 million mainly due to higher customer rewards programs expense in our credit card business reflecting an increase in customer purchase activity;

partially offset by:

- lower other operating expenses by $33.0 million mainly driven by lower accruals for reserves for operational losses by $10.6 million;

- lower professional fees by $15.7 million mainly due to lower costs associated with regulatory compliance activities; and

- lower equipment expenses by $11.3 million, mainly due to the depreciation of car rental units during 2024 associated with units sold as part of the daily car rental transaction during the fourth quarter of 2024.

Table 6 provides a breakdown of operating expenses by major categories.

Table 6 - Operating Expenses

	Years ended December 31,		
(Dollars in thousands)	2025	2024	2023
Personnel costs:			
Salaries	$ 542,717	$ 529,794	$ 505,935
Commissions, incentives, profit sharing and other bonuses	189,041	126,081	112,657
Pension, postretirement and medical insurance	69,329	68,185	67,469
Other personnel costs, including payroll taxes	104,127	96,391	91,984
Total personnel costs	905,214	820,451	778,045
Net occupancy expenses	110,213	111,430	111,586
Equipment expenses	22,110	33,424	37,057
Other taxes	72,939	66,046	55,926
Professional fees	110,098	125,822	161,142
Technology and software expenses	341,605	329,061	290,615
Processing and transactional services:			
Credit and debit cards	56,168	49,301	44,578
Other processing and transactional services	96,218	93,376	93,492
Total processing and transactional services	152,386	142,677	138,070
Communications	19,270	18,899	16,664
Business promotion:			
Rewards and customer loyalty programs	69,809	63,773	59,092
Other business promotion	37,474	38,157	35,834
Total business promotion	107,283	101,930	94,926
FDIC deposit insurance	24,369	54,626	105,985
Other real estate owned (OREO) income	(13,393)	(18,124)	(15,375)
Other operating expenses:			
Operational losses	16,581	27,200	23,505
All other	48,841	71,257	73,774
Total other operating expenses	65,422	98,457	97,279
Amortization of intangibles	1,750	2,938	3,180
Goodwill impairment charge	13,000	–	23,000
Total operating expenses	$1,932,266	$1,887,637	$1,898,100
Personnel costs to average assets	1.20%	1.12%	1.09%
Operating expenses to average assets	2.55	2.57	2.66
Employees (full-time equivalent)	9,238	9,231	9,088
Average assets per employee (in millions)	$ 8.20	$ 7.95	$ 7.84

Income Taxes

For the year ended December 31, 2025, the Corporation recorded an income tax expense of $173.6 million, compared to $182.4 million for the year 2024. The decrease of $8.8 million reflects the impact of the tax withholding expense of $22.9 million recorded in the year 2024 related to intercompany distributions for the years 2014-2024, coupled with higher exempt income, partially offset by higher income before tax for the year 2025.

At December 31, 2025, the Corporation had a net deferred tax asset amounting to $812.3 million, net of a valuation allowance of $464.7 million. The net deferred tax asset related to the U.S. operations was $228.2 million, net of a valuation allowance of $386.6 million.

Refer to Note 34 to the Consolidated Financial Statements for a reconciliation of the statutory income tax rate to the effective tax rate and additional information on the income tax expense and deferred tax asset balances.

Fourth Quarter Operational Results
- For the quarter ended December 31, 2025, the Corporation recorded net income of $233.9 million, compared to net income of $177.8 million for the same quarter of the previous year. Excluding the partial reversal

of the FDIC special assessment reserve of $9.7 million, net of tax, adjusted net income for the fourth quarter of 2025 was $224.2 million.

- Net interest income for the fourth quarter of 2025 amounted to $657.6 million, compared with $590.8 million for the fourth quarter of 2024. On a taxable equivalent basis, net interest income amounted to $733.8 million, compared to $638.6 million. The increase of $95.2 million in net interest income, on a taxable equivalent basis, was mainly due to higher income from investment securities by $51.6 million mainly due to higher yields by 51 basis points and average balances of U.S. Treasury securities, higher interest income from loans by $43.8 million, due to growth across most portfolios at BPPR and the commercial and construction portfolios in PB, and lower cost of deposits by $34.2 million, or 38 basis points, primarily in P.R. public deposits, which declined by 72 basis points as these are mainly linked to short-term market rates; partially offset by lower income from money market investments by $31.1 million due to lower average balances and yields by 82 basis points as a result of short-term market rate declines. Net interest margin increased by 26 basis points to 3.61%. On a taxable equivalent basis, the net interest margin for the fourth quarter of 2025 was 4.03%, or 41 basis points higher when compared to 3.62% for the fourth quarter of 2024.

- The provision for loan losses was $71.4 million for the fourth quarter of 2025, compared to $69.1 million for the same quarter of the previous year. The increase of $2.3 million was driven by the commercial portfolios, loan modifications, loan growth, and the qualitative reserve release recorded in 2024 due to the implementation of a new CRE non-owner occupied model; partially offset by lower NCOs and improvements in credit quality at the consumer portfolios.

- Non-interest income amounted to $166.3 million for the quarter ended December 31, 2025, compared with $164.7 million for the same quarter in 2024. The increase of $1.6 million was driven by higher other service fees by $7.2 million due to higher debit and credit card fees from higher customer purchase activity, partially offset by lower other operating income by $3.2 million due to lower daily car rental revenue by $3.2 million, due to the sale of the daily car rental business during the fourth quarter of 2024, and lower income from mortgage banking activities by $2.7 million mainly due to an unfavorable variance in the fair value adjustment of MSRs driven by portfolio runoff compared to the fourth quarter of 2024.

- Operating expenses totaled $473.2 million for the quarter ended December 31, 2025, compared with $467.6 million

for the same quarter in the previous year. The increase of $5.6 million was mainly related to higher personnel costs by $24.4 million due to annual salary revisions, higher headcount, and higher incentives, which include $12.8 million related to the quarterly accrual for the profit-sharing plan driven by the Corporation's performance, partially offset by a reversal of $15.3 million from the reserve related to the FDIC special assessment imposed on banks to recover losses in connection with the receivership of two failed banks during 2023 and lower accruals for reserves for operational losses by $6.8 million.

- For the quarter ended December 31, 2025, the Corporation recorded an income tax expense of $44.7 million, compared with an income tax expense of $43.9 million for the same quarter of 2024. The unfavorable variance was mostly attributed to a higher income before tax.

REPORTABLE SEGMENT RESULTS

The Corporation's reportable segments for managerial reporting purposes consist of Banco Popular de Puerto Rico and Popular U.S. A Corporate group has been defined to support the reportable segments.

For a description of the Corporation's reportable segments, including additional financial information and the underlying management accounting process, refer to Note 36 to the Consolidated Financial Statements.

The Corporate group reported a net income of $15.6 million for the year ended December 31, 2025, compared with a net loss of $19.0 million for the previous year. The loss in 2024 was mainly attributable to the expense related to the $22.9 million adjustment recorded in the first quarter of 2024 to recognize the tax impact associated with prior period intercompany distributions and the additional $6.5 million expense for the tax impact of intercompany distributions paid during the first quarter of 2024. A positive adjustment of $3.9 million was recorded during the second quarter of 2025, resulting from reimbursements received from the IRS related to interest paid for the intercompany distributions. Higher income from equity method investments and lower expenses driven by professional services, also contributed to the positive variance for the year ended December 31,2025, partially offset by lower income from money market investments due to a decrease in rates.

Highlights on the earnings results for the reportable segments are discussed below:

Banco Popular de Puerto Rico

The Banco Popular de Puerto Rico reportable segment's net income amounted to $729.5 million for the year ended December 31, 2025, compared with $555.7 million for the year ended December 31, 2024. The principal factors that contributed to the variance in the financial results included the following:

- Net interest income by $2.2 billion was higher by $209.1 million primary driven by lower expense on deposits, mainly from the re-pricing of P.R. public funds, which decreased by $137.2 million, or 88 basis points and higher income from loans by $79.9 million due to portfolio growth, higher income from in U.S. Treasury securities by $75.7 million, or 20 basis points, mainly from reinvestments at higher yields, partially offset by lower income from money market securities investments by $72.7 million reflecting the decline in short-term market rates and lower average balances. The net interest margin for the year ended December 31,2025 was 3.69%, 27 basis points higher when compared with 3.43% the previous year;

- The provision for credit losses for the loan portfolio of $240.4 million was lower by $13.2 million mainly attributable to improvement in credit quality for the credit cards portfolios, lower net charge-offs in the auto portfolio, and lower reserves in the leases portfolios, partially offset by an increase in the reserves in the commercial portfolio mainly due to the impact of two unrelated NPL inflows;

- Non-interest income of $584.4 million, lower by $11.8 million, mainly due to lower daily car rental revenue by $18.1 million and gains from the sale of car rental units by $8.0 million related to the car rental business sold in the fourth quarter of 2024, lower mortgage banking activities by $4.1 million mainly due to a decrease in mortgage servicing fees and fair value adjustments in MSRs; partially offset by the $5.3 million retroactive charge billed to a tenant for energy supplied in prior years, higher service fees by $10.9 million due to credit and debit card fees, from higher volume of transactions, higher investment management fees and higher charges on deposit accounts by $4.0 million mainly due to non-balance compensation in commercial deposits;

- Higher operating expenses by $33.0 million mostly due to

  - higher personnel costs of $53.8 million, including profit sharing expense by $30.8 million and higher salaries expense by $22.2 million due to annual merit increases and a higher headcount;

  - higher other taxes by $7.3 million due to municipal license and regulatory examination fees;

  - higher processing fees by $9.7 million due to credit and debit card transactions; and

  - higher technology expenses by $8.0 million mainly related to investments in technology and transformation initiatives;

partially offset by

  - lower equipment expenses by $10.8 million mainly related to the daily rental business sold in 2024;

  - lower FDIC expense by $26.8 million due to the reversal in 2025 of the FDIC special assessment of $13.6 million compared to the expense of $12.7 million recorded in 2024;

  - lower other operating expenses by $8.1 million due to reserves for operational losses; and

  - lower professional fees by $6.6 million;

- Higher income tax expense by $4.2 million mainly due to higher income before tax, offset by higher exempt income.

Popular U.S.

For the year ended December 31, 2025, Popular U.S. reported net income of $87.8 million, compared with a net income of $77.6 million for the year ended December 31, 2024. The principal factors that contributed to the variance in the financial results included the following:

- Net interest income of $411.9 million, higher by $55.9 million mainly due to higher interest income from loans by $57.2 million, or 10 basis points, mainly related to growth in the commercial and construction portfolios and lower interest expense from deposits by $32.8 million, or 44 basis points, due to the repricing of high-cost deposits, mainly direct on-line deposits, partially offset by lower income from money market investments due to decline in short-term market rates and lower average balances. The net interest margin for the year ended December 31,2025 was 2.94%, higher by 28 basis points when compared to 2.66% for the previous year;

- The provision for credit losses for the loan portfolio of $20.5 million was higher by $15.9 million driven by higher qualitative reserves and changes in credit quality for the commercial real estate portfolio; partially offset by lower reserves for the consumer loans;

- Higher operating expenses by $18.4 million reflecting the $13.0 million goodwill impairment charge related to our U.S. based equipment leasing subsidiary recorded in 2025; higher personnel costs by $4.1 million mainly due to the profit-sharing expense; partially offset by lower FDIC expense by $3.4 million due to the reversal in 2025 of the FDIC special assessment $1.7 million compared to an expense of $1.6 million in 2024;

- Higher income tax expense by $9.9 million due to higher income before tax.

STATEMENT OF FINANCIAL CONDITION ANALYSIS

Assets

The Corporation's total assets were $75.3 billion at December 31, 2025, compared to $73.0 billion at December 31, 2024. The increase in total assets of $2.3 billion was driven by an increase in AFS securities and loan growth across most portfolios at both BPPR and PB segments, partially offset by a decrease in money market investments, HTM securities, and other assets. Refer to the Corporation's Consolidated Statements of Financial Condition at December 31, 2025 and 2024 included in this Annual Report for additional information. Also, refer to the Statistical Summary 2025-2024 in this MD&A for Condensed Statements of Financial Condition.

Money market investments and debt securities

Money market investments decreased by $1.8 billion at December 31, 2025, when compared to December 31, 2024, mainly driven by funds used for loan growth and to purchase U.S. Treasury securities. Debt securities available-for-sale ("AFS") increased $2.3 billion, mainly due to reinvestment in U.S. Treasury Securities. Debt securities held-to-maturity ("HTM") decreased by $430.5 million driven by maturities and paydowns, partially offset by the amortization of $186.4 million of the discount related to U.S. Treasury securities previously reclassified from AFS to HTM. Refer to Notes 5 and 6 to the Consolidated Financial Statements for additional information with respect to the Corporation's debt securities available-for-sale and held-to-maturity.

Loans

Refer to Table 7 for a breakdown of the Corporation's loan portfolio. Also, refer to Note 7 to the Consolidated Financial Statements for detailed information about the Corporation's loan portfolio composition and loan purchases and sales.

Loans held-in-portfolio increased by $2.2 billion to $39.3 billion at December 31, 2025, compared to December 31, 2024. In the BPPR segment, loan balances increased by $1.5 billion across most portfolios, most notably commercial, mortgage, and construction portfolios. The PB segment also increased by $740.3 million, mainly driven by commercial and construction lending.

During the year ended December 31, 2025, the Corporation's loans to non-depository financial institutions ("NDFIs"), increased by $150.2 million to $545.0 million. The increase was mainly related to a loan for working capital to an insurance company in Puerto Rico. At December 31, 2025, the Corporation's exposure to NDFIs was composed of approximately $337.3 million to insurance companies for working capital needs unrelated to lending activities, $105.9 million to consumer and commercial credit intermediaries, and $101.8 million related to mortgage credit intermediaries. All loans to NDFIs are current in their contractual payments and carry a 'pass' rating.

Refer to Note 7 to the Consolidated Financial Statements for additional information on delinquency, asset quality and origination vintage information of these loan segments. Table 7 provides a breakdown of loan balance per portfolio.

Table 7 - Loans Ending Balances

(In thousands)	December 31, 2025	December 31, 2024	Variance
Loans held-in-portfolio:			
Commercial			
Commercial multi-family	$ 2,455,790	$ 2,399,620	$ 56,170
Commercial real estate non-owner occupied	5,543,284	5,363,235	180,049
Commercial real estate owner occupied	3,153,080	3,157,746	(4,666)
Commercial and industrial	8,607,412	7,741,562	865,850
Total Commercial	19,759,566	18,662,163	1,097,403
Construction	1,674,899	1,263,792	411,107
Mortgage	8,649,440	8,114,183	535,257
Leasing	2,001,365	1,925,405	75,960
Consumer			
Credit cards	1,256,717	1,218,079	38,638
Home equity lines of credit	78,692	73,571	5,121
Personal	1,906,228	1,855,244	50,984
Auto	3,819,812	3,823,437	(3,625)
Other	180,799	171,778	9,021
Total Consumer	7,242,248	7,142,109	100,139
Total loans held-in-portfolio	$39,327,518	$37,107,652	$2,219,866
Loans held-for-sale:			
Mortgage	$ 9,998	$ 5,423	$ 4,575
Total loans held-for-sale	$ 9,998	$ 5,423	$ 4,575
Total loans	$39,337,516	$37,113,075	$2,224,441

Other assets

Other assets amounted to $1.7 billion at December 31, 2025, a decrease of $91.8 million compared to $1.8 billion at December 31, 2024. The variance was mainly driven by a decrease in net deferred tax assets of approximately $112.1 million due to positive changes in the valuation of AFS securities, a reduction in unsettled trade receivables of $14.6 million related to proceeds from maturities of U.S. Treasury securities, and lower principal, interest and escrow servicing advances of $13.5 million, partially offset by an increase in capitalize software costs of approximately $46.9 million mainly related to technology modernization. Refer to Note 13 to the Consolidated Financial Statements for a breakdown of the principal categories that comprise the caption of "Other Assets" in the Consolidated Statements of Financial Condition at December 31, 2025 and 2024.

Liabilities

The Corporation's total liabilities were $69.1 billion at December 31, 2025, an increase of $1.7 billion compared to $67.4 billion at December 31, 2024, mainly due to an increase in deposits as discussed below. The following is a discussion of the significant changes in liabilities.

Deposits and Borrowings
Total Deposits

The Corporation's deposits totaled $66.2 billion at December 31, 2025, compared to $64.9 billion at December 31, 2024. Ending deposit balances increased by $1.3 billion, while average balances for the year grew by $2.0 billion. The average deposit balance, excluding P.R. public deposits, increased by $0.9 billion. Non-interest-bearing deposits increased by $164.7 million when compared to December 31, 2024, demonstrating the impact of the Corporation's continued focus on deposit retention strategies.

Excluding P.R. Government deposits, as of December 31, 2025, deposits amounted to $46.8 billion, compared to $45.4 billion as of December 31, 2024. This $1.4 billion increase included higher savings, NOW, and money market deposits by $829.8 million, higher time deposits by $361.0 million and higher demand deposits by $159.2 million, all primarily at BPPR.

At December 31, 2025, Puerto Rico public deposits were $19.4 billion, a decrease of approximately $44.2 million when compared to December 31, 2024. P.R public deposits represent 29% of total deposits and are expected to continue to range in the short term between $18 billion and $20 billion. However, the rate at which public deposit balances may change is uncertain and difficult to predict. The amount and timing of any such change is likely to be impacted by, for example, the level of federal assistance and speed at which any federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities, and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board"). Additionally, the Trump Administration is conducting a review of federal funding, which could entail a reduction in federal funding available for Puerto Rico. P.R public deposits costs are generally indexed to changes in short-term market rates with a one-quarter lag, in accordance with contractual terms. As a result, these deposits' costs have typically lagged variable asset repricing. These deposits require that the bank pledge high credit quality securities as collateral; therefore, liquidity risks arising from deposit outflows are lower.

The volume and cost of P.R. public deposits and the proportion of high-cost deposits in the U.S, directly impact the balance and mix of earning assets and therefore represent a key factor in the Corporation's ability to expand its net interest margin.

Refer to Table 8 for a breakdown of the Corporation's deposits at December 31, 2025 and 2024.

Table 8 - Deposits Ending Balances

(In thousands)	December 31, 2025	December 31, 2024 [2]	Variance
Deposits excluding P.R. public deposits:			
Demand deposits	$15,298,712	$15,139,555	$ 159,157
Savings, NOW and money market deposits (non-brokered)	22,655,936	21,814,632	841,304
Savings, NOW and money market deposits (brokered)	87,566	99,099	(11,533)
Time deposits (non-brokered)	7,861,848	7,620,265	241,583
Time deposits (brokered CDs)	866,772	747,363	119,409
Sub-total deposits excluding P.R. public deposits	46,770,834	45,420,914	1,349,920
P.R. public deposits:			
Demand deposits [1]	11,534,301	11,730,273	(195,972)
Savings, NOW and money market deposits (non-brokered)	7,134,217	7,087,904	46,313
Time deposits (non-brokered)	750,741	645,254	105,487
Sub-total P.R. public deposits	19,419,259	19,463,431	(44,172)
Total deposits	$66,190,093	$64,884,345	$1,305,748

[1] Includes interest bearing demand deposits.

[2] Savings, NOW and money market deposits include reciprocal deposits of $780 million (2024-$637.1 million) that were categorized as brokered deposits at December 31, 2024 and recharacterized as non-brokered for December 31, 2025. Similarly, Time deposits include reciprocal deposits of $92.6 million (2024-$143.3 million) that were categorized as brokered deposits at December 31, 2024 and recharacterized as non-brokered for December 31, 2025. The presentation for the year 2024 has been adjusted to conform to the 2025 presentation.

Borrowings

The Corporation's borrowings amounted to $1.4 billion at December 31, 2025, compared to $1.2 billion at December 31, 2024. The increase was mainly due to FHLB advances which increased by $286.9 million, partially offset by lower repurchase commitments by $15.8 million. Refer to Note 16 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings. Also, refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Stockholders' Equity

Stockholders' equity totaled $6.2 billion at December 31, 2025, an increase of $0.6 billion when compared to December 31, 2024. The increase was principally due to net income for the year ended December 31, 2025 of $833.2 million, coupled with the after-tax effect of the decrease in net unrealized losses in the portfolio of AFS securities of $340.4 million and the amortization of unrealized losses from securities previously reclassified to HTM of $149.1 million, partially offset by an increase in Treasury Stock of $494.3 million mainly due to the repurchases of common stock during the year and the common and preferred dividends declared during the year of $196.2 million and $1.4 million, respectively.

During the year ended December 31, 2025, Popular repurchased 4,660,124 shares of common stock for $501.5 million at an average price of $107.61 per share, as part of the 2024 and 2025 common stock repurchase programs previously announced. As of December 31, 2025, $281.2 million remained available for stock repurchase under the active repurchase authorization.

The Corporation increased its quarterly common stock dividend from $0.70 to $0.75 per share, commencing with the dividend declared in the third quarter of 2025.

Refer to the Consolidated Statements of Financial Condition, Comprehensive Income and Changes in Stockholders' Equity for information on the composition of stockholders' equity. Also, refer to Note 21 to the Consolidated Financial Statements for a detail of accumulated other comprehensive income (loss), an integral component of stockholders' equity.

The composition of the Corporation's financing to total assets at December 31, 2025 and 2024 is included in Table 9.

Table 9 - Financing to Total Assets

(Dollars in millions)	December 31, 2025	December 31, 2024	% (decrease) increase from 2024 to 2025	% of total assets 2025	% of total assets 2024
Non-interest-bearing core deposits	$15,304	$15,139	1.1%	20.3%	20.7%
Interest-bearing core deposits	46,017	44,622	3.1	61.1	61.1
Interest-bearing other deposits	4,869	5,123	(5.0)	6.4	7.0
Repurchase agreements	39	55	(29.1)	0.1	0.1
Other short-term borrowings	650	225	188.9	0.9	0.3
Notes payable	760	896	(15.2)	1.0	1.2
Other liabilities	1,460	1,372	6.4	1.9	1.9
Stockholders' equity	6,249	5,613	11.3	8.3	7.7

CAPITAL

Regulatory Capital

The Corporation and its bank subsidiaries are subject to capital adequacy standards established by the Federal Reserve Board. The risk-based capital standards applicable to Popular, Inc., BPPR and PB, are based on the final capital framework of Basel III. The Basel III capital rules include a "Common Equity Tier 1" ("CET1") capital ratio and define Tier 1 capital as CET1 plus "Additional Tier 1 Capital" instruments meeting specified requirements. Note 20 to the Consolidated Financial Statements presents further information on the Corporation's regulatory capital requirements, including the regulatory capital ratios of BPPR and PB.

An institution is considered "well-capitalized" if it maintains a total capital ratio of 10%, a Tier 1 capital ratio of 8%, a CET1 capital ratio of 6.5% and a leverage ratio of 5%. The Corporation's ratios presented in Table 10 show that the Corporation was "well capitalized" for regulatory purposes, the highest classification, under Basel III for years 2025 and 2024. BPPR and PB were also well-capitalized for all the years presented.

The Basel III Capital Rules also require an additional 2.5% "capital conservation buffer", composed entirely of CET1, on top of minimum risk-weighted asset ratios, which excludes the leverage ratio. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. Popular, BPPR and PB are required to maintain this additional capital conservation buffer of 2.5% of CET1, resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

Table 10 presents the Corporation's capital adequacy information for the years 2025 and 2024.

Table 10 - Capital Adequacy Data

	At December 31,	
(Dollars in thousands)	2025	2024
Risk-based capital:		
Common Equity Tier 1 capital	$ 6,463,527	$ 6,262,792
Additional Tier 1 Capital	22,143	22,143
Tier 1 capital	$ 6,485,670	$ 6,284,935
Supplementary (Tier 2) capital	710,397	683,268
Total capital	$ 7,196,067	$ 6,968,203
Total risk-weighted assets	$41,123,753	$39,073,462
Adjusted average quarterly assets	$74,661,894	$72,593,464
Ratios:		
Common Equity Tier 1 capital	15.72%	16.03%
Tier 1 capital	15.77	16.08
Total capital	17.50	17.83
Leverage ratio	8.69	8.66
Average equity to assets[1]	9.51	9.61
Average tangible equity to assets[1]	8.54	8.60

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities

The decrease in the CET1 capital ratio, Tier 1 capital ratio and, total capital ratio as of December 31, 2025, compared to December 31, 2024, was due primarily to the repurchase of shares under the common stock repurchase authorization plan, common stock dividends and higher risk weighted assets driven by the loan growth in the commercial loans held-in-portfolio, partially offset by the annual earnings. The increase in the leverage capital ratio was mainly due to the increase in capital driven by the annual earnings, partially offset by an increase in average total assets.

Pursuant to the adoption of CECL on January 1, 2020, the Corporation elected to use the five-year transition period option as provided in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefits provided during the initial two-year delay. During the first quarter of 2025, the Corporation completed the phase-in of all the cumulative impact of the CECL adoption.

Table 11 reconciles the Corporation's total common stockholders' equity to common equity Tier 1 capital.

Table 11 - Reconciliation Common Equity Tier 1 Capital

	At December 31,	
(Dollars in thousands)	2025	2024
Common stockholders' equity	$6,226,936	$5,633,298
AOCI related adjustments due to opt-out election	1,096,805	1,589,875
Goodwill, net of associated deferred tax liability (DTL)	(639,734)	(657,181)
Intangible assets, net of associated DTLs	(5,076)	(6,826)
Deferred tax assets and other deductions	(215,404)	(296,374)
Common equity tier 1 capital	$6,463,527	$6,262,792
Common equity tier 1 capital to risk-weighted assets	15.72%	16.03%

Reconciliation to Tangible Common Equity and Tangible Assets

Table 12 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets at December 31, 2025 and 2024.

Table 12 - Reconciliation of Tangible Common Equity and Tangible Assets

	At December 31,	
(In thousands, except share or per share information)	2025	2024
Total stockholders' equity	$ 6,249,079	$ 5,613,066
Less: Preferred stock	(22,143)	(22,143)
Less: Goodwill	(789,954)	(802,954)
Less: Other intangibles	(5,076)	(6,826)
Total tangible common equity	$ 5,431,906	$ 4,781,143
Total assets	$75,348,267	$73,045,383
Less: Goodwill	(789,954)	(802,954)
Less: Other intangibles	(5,076)	(6,826)
Total tangible assets	$74,553,237	$72,235,603
Tangible common equity to tangible assets	7.29%	6.62%
Common shares outstanding at end of period	65,719,385	70,141,291
Tangible book value per common share	$ 82.65	$ 68.16
	Year-to-date average	
Total stockholders' equity [1]	$ 6,892,821	$ 6,480,598
Average unrealized (gains) losses on AFS securities transferred to HTM	314,861	572,595
Adjusted total stockholder's equity	7,207,682	7,053,193
Less: Preferred Stock	(22,143)	(22,143)
Less: Goodwill	(799,641)	(804,423)
Less: Other intangibles	(5,927)	(8,366)
Total tangible common equity	$ 6,379,971	$ 6,218,261
Average return on tangible common equity	13.04%	9.85%

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale.

RISK MANAGEMENT

Market / Interest Rate Risk

The Corporation's assets that are mainly subject to market valuation risk are debt securities classified as available-for-sale. Refer to Notes 5 and 6 to the Consolidated Financial Statements for further information on the debt securities available-for-sale and held-to-maturity portfolios. Debt securities classified as available-for-sale and held-to-maturity amounted to $20.6 billion and $7.3 billion, respectively, as of December 31, 2025. Other assets subject to market risk include mortgage servicing rights ("MSRs") with a fair value of $96.4 million as of December 31, 2025.

Interest Rate Risk ("IRR")

The Corporation's net interest income is subject to various categories of interest rate risk, including repricing, basis, yield curve and option risks. In managing interest rate risk, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives.

Management utilizes various tools to assess IRR, including Net Interest Income ("NII") simulation modeling, static gap analysis, and Economic Value of Equity ("EVE") to monitor the risk arising from the dynamic characteristics of assets and liabilities subject to IRR. The three methodologies complement each other and are used jointly in the evaluation of the Corporation's IRR. NII simulation modeling, by legal entity and on a consolidated basis, is prepared for a five-year period, which in conjunction with the EVE analysis, provides management a better view of long-term IRR.

The Corporation processes NII simulations under interest rate scenarios in which the yield curve is assumed to rise and decline by the same magnitude (parallel shifts). The rate scenarios considered in these market risk simulations include instantaneous parallel changes of -100, -200, +100, and +200 basis points during the succeeding twelve-month period. Assumptions included in these analyses include that the balance sheet remains flat, relative levels of market interest rates across all yield curve points and indexes, interest rate spreads, loan prepayments and deposit elasticity. Thus, they should not be relied upon as indicative of actual results and do not contemplate actions that management may engage in as a response to future changes in interest rates. Additionally, the Corporation is also subject to the risk inherent in the use of different rate indexes for the repricing of assets and liabilities, as well the risk of pricing lags due to contractual or timing differences between the market and management response to changes in the rate environment. These forward-looking computations are management's best estimate based on known and available information and actual results may differ.

The following table presents the results of the simulations at December 31, 2025 and December 31, 2024, assuming a static balance sheet and parallel changes over flat spot rates over a one-year time horizon:

Table 13 - Net Interest Income Sensitivity (One Year Projection)

	December 31, 2025		December 31, 2024	
(Dollars in thousands)	Amount Change	Percent Change	Amount Change	Percent Change
Change in interest rate				
+200 basis points	(7,520)	(0.27)	44,747	1.78
+100 basis points	(4,379)	(0.16)	22,917	0.91
-100 basis points	2,691	0.10	9,157	0.36
-200 basis points	7,488	0.27	588	0.02

As of December 31, 2025, NII simulations showed a liability sensitive position for the Corporation, compared to the results as of December 31, 2024, when the Corporation showed an asset sensitive position. The variation in sensitivity and the resulting profile was mainly due to an increase in asset duration driven by the extension of U.S. Treasury Notes and a decline in U.S. Treasury Bills and excess reserves at the FRB as part of a decision to reduce sensitivity to declining rate scenarios, combined with the runoff in the agency MBS portfolio and rise in fixed-rate loans. In rising rate scenarios, Popular's net interest income would decrease due to the lower volume of short-term assets as a result of the investment portfolio extension strategy combined with higher deposits costs due to BPPR's large proportion of market-linked Puerto Rico public sector deposits, this would be partially offset by variable rate loan repricing and intermediate maturity assets coming due within one year. The portfolio extension transactions completed during the year that contributed to the variance in sensitivity include purchases of $2.4 billion of U.S. Treasury Notes with maturities between 6 months up to 3 years with an average yield of 4.04% executed mostly during May 2025, $2.5 billion in U.S. Treasury Notes with an average maturity of approximately 1.4 years executed in September 2025, and $900 million in U.S. Treasury notes with an average maturity of 2.2 years and a yield of approximately 3.56% executed between November and December 2025.

The Corporation's loan and investment portfolios are subject to prepayment risk. Prepayment risk also could have a significant impact on the duration of mortgage-backed securities and collateralized mortgage obligations.

Table 14 presents the Corporation's sensitivity to interest rates, reflecting its assets and liabilities by repricing date.

Table 14 - Interest Rate Sensitivity

				At December 31, 2025					
				By repricing dates					
(Dollars in thousands)	0-30 days	Within 31 - 90 days	After three months but within six months	After six months but within nine months	After nine months but within one year	After one year but within two years	After two years	Non-interest bearing funds	Total
Assets:									
Money market investments	$ 4,626,506	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 4,626,506
Investment and trading securities	3,318,045	4,951,458	1,939,100	1,650,773	1,639,760	6,563,518	8,243,704	(143,252)	28,163,106
Loans	6,422,687	3,983,535	1,628,570	1,716,373	1,766,974	6,117,288	17,770,822	(68,733)	39,337,516
Other assets	–	–	–	–	–	–	–	3,221,139	3,221,139
Total	14,367,238	8,934,993	3,567,670	3,367,146	3,406,734	12,680,806	26,014,526	3,009,154	75,348,267
Liabilities and stockholders' equity:									
Savings, NOW and money market and other interest bearing demand deposits	21,254,342	216,993	318,597	310,549	302,973	1,139,963	17,863,106	–	41,406,523
Certificates of deposit	2,338,802	1,066,684	1,531,137	1,074,288	676,054	1,166,414	1,625,982	–	9,479,361
Federal funds purchased and assets sold under agreements to repurchase	29,356	9,645	–	–	–	–	–	–	39,001
Other short-term borrowings	650,000	–	–	–	–	–	–	–	650,000
Notes payable	25,000	–	25,000	24,500	–	6,112	678,965	–	759,577
Non-interest bearing deposits	–	–	–	–	–	–	–	15,304,209	15,304,209
Other non-interest bearing liabilities	–	–	–	–	–	–	–	1,460,517	1,460,517
Stockholders' equity	–	–	–	–	–	–	–	6,249,079	6,249,079
Total	$24,297,500	$ 1,293,322	$1,874,734	$1,409,337	$ 979,027	$ 2,312,489	$20,168,053	$ 23,013,805	$75,348,267
Interest rate sensitive gap	(9,930,262)	7,641,671	1,692,936	1,957,809	2,427,707	10,368,317	5,846,473	(20,004,651)	–
Cumulative interest rate sensitive gap	(9,930,262)	(2,288,591)	(595,655)	1,362,154	3,789,861	14,158,178	20,004,651	–	–
Cumulative interest rate sensitive gap to earning assets	(13.73)%	(3.16)%	(0.82)%	(1.88)%	(5.24)%	(19.57)%	(27.65)%	–	–

Table 15, which presents the maturity distribution of earning assets, takes into consideration prepayment assumptions.

Table 15 - Maturity Distribution of Earning Assets

		As of December 31, 2025						
				Maturities				
		After one year through five years		After five years through fifteen years		After fifteen years		
(In thousands)	One year or less	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Total
Money market securities	$ 4,626,506	$ –	$ –	$ –	$ –	$ –	$ –	$ 4,626,506
Investment and trading securities	13,417,856	12,937,914	5,198	1,583,947	38,966	–	–	27,983,881
Loans:								
Commercial	5,969,126	7,262,593	3,880,219	1,358,283	781,363	69,452	278,574	19,599,610
Construction	1,035,786	166,330	411,834	899	60,048	–	–	1,674,897
Leasing	687,344	1,459,161	–	9,743	–	–	–	2,156,248
Consumer	1,956,190	3,864,793	258,658	267,021	796,771	264	103,626	7,247,323
Mortgage	697,026	2,415,129	197,246	4,464,224	18,644	670,803	196,366	8,659,438
Subtotal loans	10,345,472	15,168,006	4,747,957	6,100,170	1,656,826	740,519	578,566	39,337,516
Total earning assets	$28,389,834	$28,105,920	$4,753,155	$7,684,117	$1,695,792	$740,519	$578,566	$71,947,903

Note: Equity securities available-for-sale and other investment securities, including Federal Reserve Bank stock and Federal Home Loan Bank stock held by the Corporation, are not included in this table. Loans held-for-sale have been allocated according to the expected sale date.

Trading

The Corporation engages in trading activities in the ordinary course of business at its subsidiaries, BPPR and Popular Securities. Popular Securities' trading activities consist primarily of market-making activities to meet expected customers' needs related to its retail brokerage business, and purchases and sales of U.S. Government and government sponsored securities with the objective of realizing gains from expected short-term price movements. BPPR's trading activities consist primarily of holding U.S. Government sponsored mortgage-backed securities and economic hedges of the related market risk with "TBA" (to-be-announced) market transactions. In addition, BPPR uses forward contracts or TBAs that have characteristics similar to that of the forecasted security and its conversion timeline to hedge its securitization pipeline.

At December 31, 2025, the Corporation held trading securities with a fair value of $36.6 million, representing 0.05% of the Corporation's total assets, compared with $32.8 million and 0.05%, respectively, at December 31, 2024. The trading portfolio consists principally of investment grade securities such as mortgage-backed securities of $23.4 million with a weighted average yield of 5.20% and U.S. Treasuries of $12.5 million with a weighted average yield of 2.57% at December 31, 2025 and $29.1 million with a yield of 5.54% and $2.8 million with a yield of 3.28%, respectively, as of December 31, 2024.

The Corporation's trading activities are limited by internal policies. For each of the two subsidiaries, the market risk assumed under trading activities is measured by the 5-day net value-at-risk ("VAR"), with a confidence level of 99%. The VAR measures the maximum estimated loss that may occur over a 5-day holding period, given a 99% probability.

The Corporation's trading portfolio had a 5-day VAR of $0.3 million for the last week of December 2025. VAR models include assumptions and estimates thus actual results could differ from the outputs from these models and assumptions. Back-testing is performed on model results to compare actual results against maximum estimated losses, in order to evaluate model and assumptions accuracy.

In the opinion of management, the size and composition of the trading portfolio does not represent a significant source of market risk for the Corporation.

Foreign Exchange

The Corporation holds an interest in BHD León in the Dominican Republic, which is an investment accounted for under the equity method. The Corporation's carrying value of the equity interest in BHD León approximated $249.4 million at December 31, 2025. This business is conducted in the country's foreign currency. The resulting foreign currency translation adjustment, from operations for which the functional currency is other than the U.S. dollar, is reported in accumulated other comprehensive income (loss) in the consolidated statements of condition, except for highly-inflationary environments in which the effects would be included in the consolidated statements of operations. At December 31, 2025, the Corporation had approximately $ 85 million in an unfavorable foreign currency translation adjustment as part of accumulated other comprehensive income (loss), compared with an unfavorable adjustment of $ 71 million at December 31, 2024 and $ 65 million at December 31, 2023.

Liquidity

Liquidity Risk Management Process

The Corporation has adopted policies and limits to monitor the Corporation's liquidity position and that of its banking subsidiaries. Refer to the Enterprise Risk Management section of Management's Discussion and Analysis included in the 2025 Form 10-K for information on the framework in place to monitor, review, and approve policies to measure, limit and manage funding activities and strategies impacting liquidity risk. Additionally, contingency funding plans are used to model various stress events of different magnitudes that affect different time horizons, to assist management in evaluating the size of the liquidity buffers needed if those events occur. However, such models may not predict accurately how the market and customers might react to every event and are dependent on many assumptions. The objective of effective liquidity management is to ensure that the Corporation has sufficient liquidity to meet all its financial obligations, finance expected future growth, fund planned capital distributions and maintain a reasonable safety margin for cash needs under both normal and stressed market conditions.

Sources of Liquidity

Deposits, including customer deposits, brokered deposits and public funds deposits, continue to be the most significant source of funds for the Corporation, representing 88% of funding of the Corporation's total assets at December 31, 2025 and December 31, 2024. The ratio of total ending loans to deposits was 59% and 57% at December 31, 2025 and

December 31, 2024, respectively. In addition to traditional deposits, the Corporation maintains borrowing arrangements, which amounted to $1.4 billion in outstanding balances at December 31, 2025 (December 31, 2024 - $1.2 billion). A detailed description of the Corporation's borrowings, including their terms, is included in Note 16 to the Consolidated Financial Statements. Also, the Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements provide information on the Corporation's cash inflows and outflows.

The following sections provide further information on the Corporation's major funding activities and needs, as well as the risks involved in these activities.

Banking Subsidiaries

Primary sources of funding for the Corporation's banking subsidiaries (BPPR and PB or, collectively, "the banking subsidiaries") include retail, commercial and public sector deposits, brokered deposits, unpledged investment securities, mortgage loan securitization and, to a lesser extent, loan sales. In addition, the Corporation maintains borrowing facilities with the FHLB and at the discount window of the Federal Reserve Bank of New York (the "FRB") and has a considerable amount of collateral pledged that can be used to raise funds under these facilities.

During the second quarter of 2025, BPPR was able to increase its available liquidity by approximately $2.9 billion after the merger of Popular Auto, LLC with and into BPPR, effective on May 1, 2025, that allowed BPPR to pledge auto loans and leases as collateral under the federal reserve's discount window. At December 31, 2025, the Corporation's available liquidity amounted to $27.0 billion (December 31, 2024 - $21.6 million), which includes $3.2 billion related to auto loans and leases pledged under the federal reserve's discount window. During the fourth quarter of 2025, the Corporation had no material incremental use of its available liquidity sources. The liquidity sources of the Corporation at December 31, 2025 are presented in Table 16 below:

Table 16 - Liquidity Sources

	December 31, 2025			December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Total	BPPR	Popular U.S.	Total
Unpledged securities and unused funding sources:						
Money market (excess funds at the Federal Reserve Bank)	$ 3,595,806	$1,020,478	$ 4,616,284	$ 4,882,358	$1,488,857	$ 6,371,215
Unpledged securities	5,215,981	1,057,129	6,273,110	3,806,066	522,869	4,328,935
FHLB borrowing capacity	3,291,672	692,744	3,984,416	2,777,090	1,058,921	3,836,011
Discount window of the Federal Reserve Bank borrowing capacity	8,472,866	3,644,486	12,117,352	4,839,388	2,178,646	7,018,034
Total available liquidity	$20,576,325	$6,414,837	$26,991,162	$16,304,902	$5,249,293	$21,554,195

Refer to Note 16 to the Consolidated Financial Statements for additional information of the Corporation's borrowing facilities available through its banking subsidiaries.

The principal uses of funds for the banking subsidiaries include loan originations, investment portfolio purchases, loan purchases and repurchases, repayment of outstanding obligations (including deposits), advances on certain serviced portfolios and operational expenses. Also, the banking subsidiaries assume liquidity risk related to collateral posting requirements for certain activities mainly in connection with contractual commitments, recourse provisions, servicing advances, derivatives and credit card licensing agreements.

The banking subsidiaries maintain sufficient funding capacity to address large increases in funding requirements such as deposit outflows. The Corporation has established liquidity guidelines that require the banking subsidiaries to have sufficient liquidity to cover all short-term borrowings and a portion of deposits.

Deposits are a key source of funding. Refer to Table 8 for a breakdown of deposits by major types. Core deposits are generated from a large base of consumer, corporate and public sector customers. Core deposits include certificates of deposit under $250,000, all interest-bearing transactional deposit accounts, non-interest-bearing deposits, and savings deposits. Core deposits exclude brokered deposits and certificates of deposit over $250,000. Core deposits, excluding P.R. public funds, which are fully collateralized, have historically provided the Corporation with a sizable source of relatively stable and low-cost funds. P.R. public funds, while linked to market interest rates, provide a stable source of funding with an attractive earning spread. As of December 31, 2025, total Puerto Rico public sector deposits were $19.4 billion, compared to $19.5 billion at December 31, 2024.

Core deposits represent 92% of total deposits at $60.9 billion, as of December 31, 2025, compared with 92% at $59.9 billion as of December 31, 2024. Core deposits financed 85% of the Corporation's earning assets at December 31, 2025, compared to 86% at December 31, 2024.

The Corporation had $1.0 billion in brokered deposits at December 31, 2025, which financed approximately 1% of its total assets (December 31, 2024 - $1.6 billion and 2% respectively.

The distribution by maturity of certificates of deposit with denominations of $250,000 and over at December 31, 2025 is presented in the table that follows:

Table 17 - Distribution by Maturity of Certificates of Deposit of $250,000 and Over

(In thousands)	
3 months or less	$2,479,766
Over 3 to 12 months	1,017,526
Over 1 year to 3 years	280,721
Over 3 years	136,733
Total	$3,914,746

For the year ended December 31, 2025, average deposits, including brokered deposits, represented 91% of average earning assets, compared with 92% for the year ended December 31, 2024. Table 18 summarizes average deposits for the past two years.

Table 18 - Average Total Deposits

	For the years ended December 31,	
(In thousands)	2025	2024[2]
Deposits excluding P.R. public deposits		
Demand deposits	$14,787,933	$15,065,039
Savings, NOW and money market deposits (non-brokered)	22,599,111	21,889,652
Savings, NOW and money market deposits (brokered)	90,776	103,201
Time deposits (non-brokered)	7,890,260	7,360,538
Time deposits (brokered CDs)	765,424	823,145
Sub-total deposits excluding P.R. public deposits	46,133,504	45,241,575
P.R. public deposits:		
Demand deposits [1]	12,125,807	11,754,910
Savings, NOW and money market deposits (non-brokered)	7,407,669	6,728,781
Time deposits (non-brokered)	735,200	719,017
Sub-total P.R. public deposits	20,268,676	19,202,708
Average total deposits	$66,402,180	$64,444,283

[1] Includes interest bearing demand deposits.

[2] Savings, NOW and money market deposits include reciprocal deposits of $790 million (2024-$661.5 million) that were categorized as brokered deposits at December 31, 2024 and recharacterized as non-brokered for December 31, 2025. Similarly, Time deposits include reciprocal deposits of $120.1 million (2024 - $133.1 million) that were categorized as brokered deposits at December 31, 2024 and recharacterized as non-brokered for December 31, 2025. The presentation for the year 2024 has been adjusted to conform to the 2025 presentation.

As of December 31, 2025, the banking subsidiaries had sufficient current and projected liquidity sources to meet their anticipated cash flow obligations, as well as special needs and off-balance sheet commitments, in the ordinary course of business and have sufficient liquidity resources to address stress events. Although the banking subsidiaries have historically been able to replace maturing deposits and advances, no assurance can be given that they would be able to replace those funds in the future if the Corporation's financial condition or general market conditions were to deteriorate. The Corporation's financial flexibility would be severely constrained if the banking subsidiaries are unable to maintain access to funding or if adequate funding is not available to accommodate future financing needs at acceptable interest rates. The banking subsidiaries also are required to deposit cash or qualifying securities to meet margin requirements on repurchase agreements, deposit agreements and other collateralized borrowing facilities. To the extent that the value of securities previously pledged as collateral declines because of market changes, the Corporation will be required to deposit additional cash or securities to meet its margin or collateral requirements and would need to rely more heavily on alternative funding sources. In these scenarios, the Corporation's financial flexibility and ability to grow revenues may not increase proportionately to cover costs and profitability would be adversely affected.

The Corporation considers balances in excess of $250,000 to have a higher potential liquidity risk. Table 19 reflects the aggregate balance in deposit accounts in excess of $250,000, including collateralized public funds and deposits outside of the U.S. and its territories. Collateralized public funds, as presented in Table 19, represent public deposit balances from governmental entities in the U.S. and its territories, including Puerto Rico and the United States Virgin Islands, collateralized based on such jurisdictions' applicable collateral requirements.

Table 19 - Deposits

(Dollars in thousands)	BPPR	% of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
			31-Dec-25			
Deposits:						
Deposits balances under $250,000 [1]	$23,873,328	44%	$ 8,283,967	69%	$32,157,295	49%
Transactional deposits balances over $250,000	8,254,961	15%	2,341,365	19%	10,596,326	16%
Time deposits balances over $250,000	2,182,301	4%	794,183	7%	2,976,484	4%
Uninsured foreign deposits	446,360	1%	–	–%	446,360	1%
Collateralized public funds	19,748,934	36%	264,694	2%	20,013,628	30%
Intercompany deposits	235,251	–%	349,483	3%	–	–%
Total deposits	$54,741,135	100%	$12,033,692	100%	$66,190,093	100%

[1] Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

(Dollars in thousands)	BPPR	% of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
			31-Dec-24			
Deposits						
Deposits balances under $250,000 [1]	$23,588,937	44%	$ 7,961,334	68%	$31,550,271	49%
Transactional deposits balances over $250,000	8,046,175	15%	1,944,674	16%	9,990,849	15%
Time deposits balances over $250,000	1,991,934	4%	813,424	7%	2,805,358	4%
Uninsured foreign deposits	450,068	1%	–	–%	450,068	1%
Collateralized public funds	19,771,083	36%	316,716	3%	20,087,799	31%
Intercompany deposits	205,839	–%	667,839	6%	–	–%
Total deposits	$54,054,036	100%	$11,703,987	100%	$64,884,345	100%

[1] Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

Bank Holding Companies

The principal sources of funding for the BHCs, which are Popular, Inc. (holding company only) and PNA, include cash on hand, investment securities, dividends received from banking and non-banking subsidiaries, asset sales, credit facilities available from affiliate banking subsidiaries and proceeds from potential securities offerings. Dividends from banking and non-banking subsidiaries are subject to various regulatory limits and authorization requirements imposed by banking regulators, including the FED and the NYDFS, that may limit the ability of those subsidiaries to act as a source of funding to the BHCs.

The principal uses of these funds include the repayment of debt, interest payments to holders of senior debt and junior subordinated deferrable interest debentures (related to trust preferred securities), the payment of dividends to common stockholders, repurchases of the Corporation's securities and capitalizing its subsidiaries.

The outstanding balance of notes payable at the BHCs amounted to $595 million at December 31, 2025 and $594 million at December 31, 2024.

The contractual maturities of the BHCs notes payable at December 31, 2025 are presented in Table 20.

Table 20 - Distribution of BHC's Notes Payable by Contractual Maturity

Year	(In thousands)
2028	396,558
Later years	198,399
Total	$594,957

As of December 31, 2025, the BHCs had cash and money markets investments totaling $524.8 million and borrowing potential of $165 million from its secured facility with BPPR. The BHCs' liquidity position continues to be adequate with sufficient cash on hand, investments and other sources of liquidity that are expected to be sufficient to meet all interest payments and dividend obligations for the foreseeable future. Additionally, the Corporation's latest quarterly paid dividend was $0.75 per share or approximately $47 million per quarter.

The BHCs have in the past borrowed in the corporate debt market primarily to finance their non-banking subsidiaries and refinance debt obligations. These sources of funding are more costly given that two out of three principal credit rating agencies rate the Corporation's debt securities below "investment grade". The Corporation has a shelf registration statement filed and effective with the Securities and Exchange Commission, which permits the Corporation to issue an unspecified amount of debt or equity securities.

Non-Banking Subsidiaries

The principal sources of funding for the non-banking subsidiaries include internally generated cash flows from operations, loan sales, repurchase agreements, capital injections and borrowed funds from their direct parent companies or the holding companies. The principal uses of funds for the non-banking subsidiaries include repayment of maturing debt, operational expenses and payment of dividends to the BHCs.

Dividends

The Corporation increased its quarterly common stock dividend from $0.70 to $0.75 per share, commencing with the dividend declared in the third quarter of 2025. During the year ended December 31, 2025, the Corporation declared cash dividends of $2.90 per common share outstanding ($196.2 million in the aggregate). The dividends for the Corporation's Series A preferred stock amounted to $1.4 million.

During the year ended December 31, 2025, the BHCs received dividends and distributions amounting to $575 million from BPPR, $23 million from Popular International Bank, Inc. ("PIBI") and $22 million from its other non-banking subsidiaries. Dividends from BPPR constitute Popular, Inc.'s primary source of liquidity. In addition, during the year ended December 31, 2025, PIBI, a wholly owned subsidiary of Popular, Inc., received $20.0 million in cash dividends and $5.3 million in stock dividends from its investment in BHD.

In addition to regulatory limits previously discussed, the ability of a bank subsidiary to up-stream dividends to its BHC could be impacted by its financial performance and capital, including tangible and regulatory capital, thus potentially limiting the amount of cash up streamed to the BHCs from the banking subsidiaries. This could, in turn, affect BHC's ability to declare dividends on its outstanding common and preferred stock, repurchase its securities or meet its debt obligations. At December 31, 2025, BPPR could declare a dividend of up to approximately $191 million without prior approval of the Federal Reserve Board due to its retained income, declared dividend activity and transfers to statutory reserves over the measurement period. In addition, pursuant to the FRB requirements, PB may not declare or pay a dividend without the prior approval of the Federal Reserve Board and the NYSDFS.

Other Funding Sources and Capital

In addition to cash reserves held at the FRB that totaled $4.7 billion at December 31, 2025, the debt securities portfolio provides an additional source of liquidity, which may be realized through either securities sales, collateralized borrowings or repurchase agreements. The Corporation's debt securities portfolio consists primarily of liquid U.S. government debt securities and U.S. government sponsored agency mortgage-backed securities that can be used to raise funds in the repo markets. The availability of repurchase agreements would be subject to having sufficient unpledged collateral available at the time the transactions are consummated, in addition to overall liquidity and risk appetite of the various counterparties. Refer to Table 16 for details of the Corporation's unpledged debt securities and available credit facilities with the FHLB and the discount window of the Federal Reserve Bank. A substantial portion of these debt securities could be used to raise financing in the U.S. money markets or from secured lending sources, subject to changes in their fair market value and customary adjustments (haircuts).

Additional liquidity may be provided through loan maturities, prepayments and sales. The loan portfolio provides a source of collateral to secure the available credit facilities with the FHLB and the discount window of the Federal Reserve Bank. The loan portfolio can also be used to obtain funding in the capital markets. Mortgage loans and some types of consumer loans, have secondary markets which the Corporation could use.

Off-Balance Sheet Arrangements and Other Commitments

In the ordinary course of business, the Corporation engages in financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different than the full contract or notional amount of the transaction. As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. Refer to Note 23 to the Consolidated Financial Statements for information on the Corporation's commitments to extent credit and other non-credit commitments.

Other types of off-balance sheet arrangements that the Corporation enters in the ordinary course of business include derivatives, operating leases and provision of guarantees, indemnifications, and representation and warranties. Refer to Note 22 to the Consolidated Financial Statements for a detailed discussion related to the Corporation's guarantees, indemnifications obligations, and representation and warranties arrangements.

The Corporation monitors its cash requirements, including its contractual obligations and debt commitments.

Financial Information of Guarantor and Issuers of Registered Guaranteed Securities

The principal sources of funding for Popular, Inc. Holding Company ("PIHC") and Popular North America, Inc. ("PNA") have included dividends received from their banking and non-banking subsidiaries subject to statutory provisions that limit dividends paid by the banking subsidiary without regulatory approval, asset sales and proceeds from the issuance of debt and equity.

The Corporation ("PIHC") is the parent holding company of Popular North America ("PNA") and operates financial services through its subsidiaries. PNA, a wholly owned subsidiary of

Popular, Inc., manages entities such as Equity One, Inc., and PB, including PB's subsidiaries: Popular Equipment Finance, LLC, Popular Insurance Agency, U.S.A., and E-LOAN, Inc.

PNA has issued junior subordinated debentures guaranteed by PIHC (the "obligor group"), purchased by statutory trusts established by the Corporation using proceeds from trust preferred securities ("capital securities") and common securities of the trusts.

PIHC guarantees the junior subordinated debentures issued by PNA. If PIHC fails to make interest payments on the debentures held by the trust, the trust will not distribute payments on the capital securities. The guarantee ranks subordinate and junior in right of payment to all other liabilities of PIHC and equally with all other PIHC-issued guarantees, allowing direct legal action against PIHC without involving other entities.

Funding for PIHC and PNA includes dividends from subsidiaries, asset sales, and proceeds from debt and equity issuance. Statutory provisions limit the dividends an insured depository institution can pay to its holding company without regulatory approval.

The summarized financial information below shows the combined financial position of the obligor group as of December 31, 2025, and December 31, 2024, and the results of their operations for the years ending on those dates. Excluded are investments and equity in earnings from subsidiaries and affiliates outside the obligor group.

Intercompany balances and transactions within the obligor group have been eliminated. Material amounts due from, due to, and transactions with subsidiaries and affiliates are shown separately. Related party transactions are also presented separately.

Table 21 - Summarized Statement of Condition

(In thousands)	December 31, 2025	December 31, 2024
Assets		
Cash and money market investments	$524,882	$634,809
Investment securities	38,656	35,150
Accounts receivables from non-obligor subsidiaries	12,798	14,602
Accounts receivables from affiliates and related parties	–	–
Other loans (net of allowance for credit losses of $132 (2024 - $281))	24,169	25,381
Investment in equity method investees	5,145	5,279
Other assets	91,618	65,483
Total assets	$697,268	$780,704
Liabilities and Stockholders' equity		
Accounts payable to non-obligor subsidiaries	$ 7,669	$ 12,163
Notes payable	594,958	593,571
Other liabilities	135,785	126,718
Stockholders' (deficit) equity	(41,144)	48,252
Total liabilities and stockholders' equity	$697,268	$780,704

Table 22 - Summarized Statement of Operations

	For the years ended	
(In thousands)	December 31, 2025	December 31, 2024
Income:		
Dividends from non-obligor subsidiaries	$596,500	$623,000
Interest income from non-obligor subsidiaries and affiliates	4,021	9,784
(Losses) earnings from investments in equity method investees	(135)	15
Other operating income	7,571	2,399
Total income	$607,957	$635,198
Expenses:		
Services provided by non-obligor subsidiaries and affiliates (net of reimbursement by subsidiaries for services provided by parent of $253,213 (2024 - $172,449))	$ 19,240	$ 13,328
Other expenses	24,328	37,391
Income tax (benefit) expense [1]	(2,443)	20,725
Total expenses	$ 41,125	$ 71,444
Net income	$566,832	$563,754

[1] The net income for the year ended December 31, 2024, included $22.9 million of expenses, of which $16.5 million was reflected in income tax expense and $6.4 million was reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes.

In addition to the dividend income reflected in the Statement of Operations table above, during the year ended December 31, 2025, the obligor group recorded a $23.0 million of dividend distributions from non-obligor subsidiary which was recorded as a reduction to the investment (2024 - $67.4 million).

Risk to Liquidity

The Corporation's liquidity may come under pressure if it experiences significant unexpected cash outflows due to deposit withdrawals, which could arise from various factors like economic conditions, loss of depositor confidence, competition, exogenous events, regulatory requirements or changes, a downgrade in credit rating, or other events causing counterparties to avoid exposure.

Investors should refer to Liquidity Risks section of "Part I, Item 1A" of our 2025 Form 10-K for an additional discussion of liquidity risks to which the Corporation is subject.

Credit Risk

Geographic and Government Risk

The Corporation is exposed to geographic and government risk. The Corporation's assets and revenue composition by geographical area and by business segment reporting are presented in Note 32 to the Consolidated Financial Statements. Readers should refer to the Economic and Market Risk section and the Business Risk section of "Part I, Item 1A" of our 2025 Form 10-K an additional discussion on how the Corporation is impacted by global and local economic and market conditions, including weakness in the economy, particularly in Puerto Rico, where a significant portion of our business is concentrated. This section also addresses how our credit risk and credit losses can increase to the extent our loans are concentrated on borrowers engaged in the same or similar activities or in borrowers who as a group may be uniquely or disproportionately affected by certain economic or market conditions.

Commonwealth of Puerto Rico

A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico ("Puerto Rico") which has faced severe economic and fiscal challenges in the past and may face additional challenges in the future.

Economic Performance

The latest estimates from the Puerto Rico Planning Board (the "Planning Board") indicate that real GNP grew by 2.1% during fiscal year 2024 (July 2023-June 2024) and by 1.1% in fiscal year 2025 (July 2024-June 2025). For fiscal year 2026 (July 2025-June 2026), the Planning Board forecasted modest GNP growth of 0.5%. Meanwhile, the Puerto Rico Economic Activity Index showed a 0.8% year-over-year increase and a 0.1% month-over-month increase in November 2025. While this index is not a direct measure of real GNP, it serves as an indicator of ongoing economic activity.

In 2021 and 2022, inflation rose sharply in the U.S. and Puerto Rico due to post-pandemic demand and supply chain issues. Inflation began to decrease by mid-2022 as the Federal Reserve raised interest rates, largely stabilizing by September 2024, leading to a series of rate reductions by the Federal Reserve for the first time in four years. As of December 2025, the U.S. Consumer Price Index showed a 2.7% year-over-year increase, which is significantly lower than peak 2022 inflation levels but still above the Federal Reserve's 2% target. In Puerto Rico, the Consumer Price Index increased by 1.9% over the same period.

Fiscal Challenges of Puerto Rico and its Municipalities

As Puerto Rico's economy contracted in the 2000s, public debt increased rapidly due to borrowing to cover deficits to pay debt service, pension benefits, and other expenditures. By 2016, the government had over $120 billion in combined debt and unfunded pension liabilities, lost access to capital markets, and faced a fiscal crisis.

In response, the U.S. Congress enacted PROMESA in June 2016. PROMESA established an Oversight Board with significant control over Puerto Rico's fiscal and economic affairs, including those of its public corporations, instrumentalities and municipalities (collectively, "PR Government Entities").

In August 2025, President Donald J. Trump dismissed six of the seven members of the Oversight Board, reportedly due to inefficient leadership and excessive spending. Three of the dismissed members subsequently filed suit in federal court challenging the legality of their dismissal. On October 3, 2025, the court issued a preliminary injunction that effectively reinstated such members and barred the seating of replacement members while the case proceeds. An appeal of this ruling has been filed and remains pending. It is still too early to determine what impact these developments may have on Puerto Rico's fiscal and economic affairs.

Under PROMESA, the Oversight Board will remain in place until market access is restored and balanced budgets are achieved for at least four consecutive years. PROMESA also established two mechanisms for the restructuring of the obligations of PR Government Entities: (a) Title III, an in-court process akin to that of the U.S. Bankruptcy Code and which permits adjustment of a broad range of obligations, and (b) Title VI, a largely out-of-court process through which a supermajority of creditors can accept modifications to debt and bind holdouts.

Since 2017, Puerto Rico and several of its instrumentalities have availed themselves of these mechanisms. The Puerto Rico government exited Title III in March 2022, and several instrumentalities, such as the Government Development Bank and the Puerto Rico Highways and Transportation Authority have also completed debt restructurings under Titles III or VI of PROMESA. However, the Puerto Rico Electric Power Authority is still undergoing its debt restructuring.

Puerto Rico's economic difficulties have also impacted its municipalities. Historically, the central government provided significant municipal subsidies. However, these have decreased pursuant to fiscal measures required by the Oversight Board. This decline has been partly offset by federal disaster and COVID-relief funding received by municipalities in recent years. The latest Puerto Rico fiscal plan proposes a restructured grant system to enhance municipal services and encourage accountability through performance metrics.

Municipalities are subject to PROMESA, and the Oversight Board has required certain municipalities to submit fiscal plans and annual budgets for review and approval. Municipalities are also required to seek Oversight Board approval to issue, guarantee or modify their debts and to enter into significant contracts. To date no municipality has availed itself of the debt restructuring mechanisms available to them under PROMESA.

Exposure of the Corporation

The credit quality of BPPR's loan portfolio is closely tied to the economic conditions in Puerto Rico. Deterioration in the Puerto Rico economy could potentially increase delinquencies and charge-offs, thereby impacting the Corporation's financial health. The Corporation has direct exposure to P.R. Government Entities, which are mainly concentrated in obligations from various Puerto Rico municipalities. Additionally, the Corporation holds loans and securities insured by P.R. Government Entities, such as the Housing Finance Authority, whose ability to honor guarantees depends on its financial condition. BPPR's commercial, mortgage, and consumer loan portfolios are also exposed to risks from private borrowers who are service providers or have other relationships with the Puerto Rico government and government employees who could be negatively affected by Puerto Rico's fiscal challenges. For further discussion of the Corporation's direct and indirect exposure to the Puerto Rico government and its instrumentalities and municipalities, please refer to Note 23 – Commitments and Contingencies to the Consolidated Financial Statements.

The Corporation also maintains significant deposits from P.R. Government Entities, with future balances subject to various uncertainties. Further information on Puerto Rico Government deposits is included in Note 15 – Deposits to the Consolidated Financial Statements.

United States Virgin Islands

The Corporation has operations in the United States Virgin Islands ("USVI") and has credit exposure to USVI government entities.

Non-Performing Assets

Non-performing assets ("NPAs") include primarily past-due loans that are no longer accruing interest, renegotiated loans, and real estate property acquired through foreclosure. A summary, including certain credit quality metrics, is presented in Table 23.

During 2025, the Corporation's credit quality metrics were affected by two significant unrelated commercial exposures, resulting in a $188.4 million increase in non-performing loans ("NPLs"). The determination to classify these loans as NPLs was driven by factors specific to the individual borrowers and are not believed to be indicative of a broader decline in portfolio credit quality.

The first loan classified as NPL is a $158.3 million commercial and industrial facility issued to a telecommunications company in Puerto Rico experiencing reduced revenue due to operational challenges following a business acquisition and client attrition. The second loan classified as NPL is a $30.1 million commercial real estate facility, following a $13.5 million charge-off, and is secured by a hotel property in Florida.

Excluding these cases, credit quality metrics reflected favorable trends. The Corporation continues to closely monitor the economic landscape and borrower performance, as economic uncertainty remains a key consideration. The Corporation's experience managing credit risk under different macroeconomic and operating environments and, more recently, the steps taken around credit tightening supports management's view that exposure to riskier borrowers is adequately managed. Nonetheless, carefully monitoring the performance of our loan portfolio and its response to the environment will continue to be a priority.

Total NPAs of $540.8 million as of December 31, 2025, increased by $132.7 million when compared with December 31, 2024. Total NPLs of $498.3 million increased by $147.6 million from December 31, 2024. BPPR's NPLs increased by $166.6 million, primarily due to the classification of the two commercial exposures with book values of $158.3 million and $30.1 million as NPLs, partly offset by lower mortgage NPLs by $26.1 million. Popular U.S. NPLs decreased by $19.1 million, mostly driven by a decrease of $16.5 in the mortgage NPLs, due to the return to accrual of a single loan after a period of sustained performance.

On December 31, 2025, the ratio of NPLs to total loans held-in-portfolio was 1.27%, compared to 0.95%, at December 31, 2024. Other real estate owned loans ("OREOs") totaled $42.4 million, a decrease of $14.8 million from December 31, 2024.

The Corporation's commercial loan portfolio secured by real estate ("CRE") amounted to $11.2 billion on December 31, 2025, of which $3.2 billion was secured with owner occupied properties, compared with $10.9 billion and $3.2 billion, respectively, on December 31, 2024.

CRE NPLs amounted to $76.0 million at December 31, 2025, compared with $53.7 million at December 31, 2024. The CRE NPL ratios for the BPPR and Popular U.S. segments were 1.23% and 0.25%, respectively, at December 31, 2025, compared with 0.64% and 0.37%, respectively, on December 31, 2024.

The non-owner occupied CRE portfolio was $5.5 billion at December 31, 2025, split between $3.4 billion in BPPR and $2.1 billion in Popular U.S. This portfolio is diversified across sectors: retail (34%), hotels (19%), and office space (12%) which together represent two-thirds of total non-owner occupied CRE exposure. Specifically, office space leasing accounts for just 1.7% ($685.2 million) of the total loan portfolio, mainly comprising mid-rise properties with an average loan size of $3 million, and is well diversified by tenant type.

Within CRE, the commercial multi-family portfolio is $2.5 billion (approximately 6% of total loans), concentrated in New York Metro ($1.4 billion), South Florida ($664.1 million) and Puerto Rico ($196.7 million) regions. In the New York Metro, there is no exposure to rent-controlled buildings and rent-stabilized units make up less than 40% of total units, with most originated after 2019.

In addition to the NPLs included in Table 23, at December 31, 2025, there were $499.6 million of performing loans, mostly commercial loans, which in management's opinion, are currently subject to potential future classification as non-performing (December 31, 2024 - $596 million).

The following table presents the Corporation's NPAs as of December 31, 2025 and 2024:

Table 23 - Non-Performing Assets

	December 31, 2025			December 31, 2024		
(Dollars in thousands)	BPPR	Popular, U.S.	Popular, Inc.	BPPR	Popular, U.S.	Popular, Inc.
Non-accrual loans:						
Commercial						
Commercial multi-family	$ 112	$ 8,636	$ 8,748	$ 79	$ 8,700	$ 8,779
Commercial real estate non-owner occupied	35,692	7,020	42,712	6,429	8,015	14,444
Commercial real estate owner occupied	24,567	–	24,567	25,258	5,191	30,449
Commercial and industrial	183,914	6,498	190,412	19,335	1,748	21,083
Total Commercial	244,285	22,154	266,439	51,101	23,654	74,755
Leasing	9,179	–	9,179	9,588	–	9,588
Mortgage	132,373	13,422	145,795	158,442	29,890	188,332
Consumer						
Home equity lines of credit	–	2,796	2,796	–	3,393	3,393
Personal	18,863	1,233	20,096	20,269	1,741	22,010
Auto	52,200	–	52,200	51,792	–	51,792
Other	1,809	29	1,838	899	11	910
Total Consumer	72,872	4,058	76,930	72,960	5,145	78,105
Total non-performing loans held-in-portfolio	458,709	39,634	498,343	292,091	58,689	350,780
Other real estate owned ("OREO")	41,929	504	42,433	57,197	71	57,268
Total non-performing assets [1]	$500,638	$40,138	$540,776	$349,288	$58,760	$408,048
Accruing loans past due 90 days or more [2]	$228,772	$ 188	$228,960	$242,250	$ 190	$242,440
Non-performing loans to loans held-in-portfolio			1.27%			0.95%
Interest Lost			12,598			15,565

[1] There were no non-performing loans held-for-sale as of December 31, 2025 and December 31, 2024.

[2] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. These balances include $47 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2025 (December 31, 2024 - $65 million). Furthermore, at December 31, 2025 the Corporation had approximately $27 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets (December 31, 2024 - $31 million).

For the year ended December 31, 2025, total inflows of NPLs held-in-portfolio, excluding consumer loans, increased by $132.1 million, compared to the same period in 2024. Inflows of NPLs held-in-portfolio at the BPPR segment increased by $198.2 million, compared to the same period in 2024, mainly driven by higher commercial inflows by $216.2 million, in part offset by lower mortgage inflows by $18.0 million. The increase in commercial inflows was primarily driven by the abovementioned exposures, totaling $188.4 million, which were classified as NPLs during the third quarter of 2025. Inflows of NPLs held-in-portfolio at the Popular U.S. segment decreased by $66.0 million from the same period in 2024, mainly driven by lower commercial and mortgage inflows by $29.9 million and $36.2 million, respectively.

Tables 24 to 30 present the Corporation's inflows to NPLs for the years ended 2025 and 2024.

Table 24 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

	For the year ended December 31, 2025		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 209,543	$ 53,544	$ 263,087
Plus:			
New non-performing loans	359,190	32,318	391,508
Advances on existing non-performing loans	(2,312)	117	(2,195)
Less:			
Non-performing loans transferred to OREO	(13,067)	(433)	(13,500)
Non-performing loans charged-off	(18,325)	(1,730)	(20,055)
Loans returned to accrual status / loan collections	(158,371)	(48,240)	(206,611)
Ending balance - NPLs	$ 376,658	$ 35,576	$ 412,234

Table 25 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 254,476	$ 22,354	$ 276,830
Plus:			
New non-performing loans	158,713	98,088	256,801
Advances on existing non-performing loans	–	382	382
Less:			
Non-performing loans transferred to OREO	(16,572)	(24)	(16,596)
Non-performing loans charged-off	(18,643)	(1,885)	(20,528)
Loans returned to accrual status / loan collections	(168,431)	(65,371)	(233,802)
Ending balance - NPLs	$ 209,543	$ 53,544	$ 263,087

Table 26 - Activity in Non-Performing Commercial Loans Held-In-Portfolio

	For the year ended December 31, 2025		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 51,101	$ 23,654	$ 74,755
Plus:			
New non-performing loans	234,270	19,092	253,362
Advances on existing non-performing loans	(2,312)	116	(2,196)
Less:			
Non-performing loans transferred to OREO	(260)	–	(260)
Non-performing loans charged-off	(17,948)	(1,730)	(19,678)
Loans returned to accrual status / loan collections	(20,566)	(18,978)	(39,544)
Ending balance - NPLs	$244,285	$ 22,154	$266,439

Table 27 - Activity in Non-Performing Commercial Loans Held-in-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 72,992	11,163	$ 84,155
Plus:			
New non-performing loans	15,749	48,764	64,513
Advances on existing non-performing loans	–	314	314
Less:			
Non-performing loans transferred to OREO	(358)	–	(358)
Non-performing loans charged-off	(18,485)	(1,867)	(20,352)
Loans returned to accrual status / loan collections	(18,797)	(34,720)	(53,517)
Ending balance - NPLs	$ 51,101	$ 23,654	$ 74,755

Table 28 - Activity in Non-Performing Construction Loans Held-in-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 6,378	$—	$ 6,378
Less:			
Loans returned to accrual status / loan collections	(6,378)	–	(6,378)
Ending balance - NPLs	$ –	$—	$ –

Table 29 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2025		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 158,442	$ 29,890	$ 188,332
Plus:			
New non-performing loans	124,920	13,226	138,146
Advances on existing non-performing loans	–	1	1
Less:			
Non-performing loans transferred to OREO	(12,807)	(433)	(13,240)
Non-performing loans charged-off	(377)	–	(377)
Loans returned to accrual status / loan collections	(137,805)	(29,262)	(167,067)
Ending balance - NPLs	$ 132,373	$ 13,422	$ 145,795

Table 30 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 175,106	$ 11,191	$ 186,297
Plus:			
New non-performing loans	142,964	49,324	192,288
Advances on existing non-performing loans	–	68	68
Less:			
Non-performing loans transferred to OREO	(16,214)	(24)	(16,238)
Non-performing loans charged-off	(158)	(18)	(176)
Loans returned to accrual status / loan collections	(143,256)	(30,651)	(173,907)
Ending balance - NPLs	$ 158,442	$ 29,890	$ 188,332

Loan Delinquencies

Another key measure used to evaluate and monitor the Corporation's asset quality is loan delinquencies. Loans delinquent 30 days or more and delinquencies, as a percentage of their related portfolio category at December 31, 2025 and 2024, are presented below.

Table 31 - Loan Delinquencies

(Dollars in thousands)	December 31, 2025			December 31, 2024		
	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans
Commercial						
Commercial multi-family	$ 24,982	$ 2,455,790	1.02%	$ 15,826	$ 2,399,620	0.66%
Commercial real estate non-owner occupied	47,068	5,543,284	0.85	24,925	5,363,235	0.46
Commercial real estate owner occupied	28,008	3,153,080	0.89	42,311	3,157,746	1.34
Commercial and industrial	215,068	8,607,412	2.50	49,942	7,741,562	0.65
Total Commercial	315,126	19,759,566	1.59	133,004	18,662,163	0.71
Construction	17,283	1,674,899	1.03	1,039	1,263,792	0.08
Mortgage [1]	759,300	8,649,440	8.78	798,130	8,114,183	9.84
Leasing	37,567	2,001,365	1.88	39,641	1,925,405	2.06
Consumer						
Credit cards	51,846	1,256,717	4.13	59,078	1,218,079	4.85
Home equity lines of credit	4,160	78,692	5.29	5,054	73,571	6.87
Personal	53,632	1,906,228	2.81	57,835	1,855,244	3.12
Auto	186,798	3,819,812	4.89	191,008	3,823,437	5.00
Other	5,929	180,799	3.28	3,930	171,778	2.29
Total Consumer	302,365	7,242,248	4.18	316,905	7,142,109	4.44
Loans held-for-sale	–	9,998	–	–	5,423	–
Total	$1,431,641	$39,337,516	3.64%	$1,288,719	$37,113,075	3.47%

[1] Loans delinquent 30 days or more includes $0.4 billion of residential mortgage loans insured by FHA or guaranteed by the VA as of December 31, 2025 (December 31, 2024 - $0.4 billion). Refer to Note 7 to the Consolidated Financial Statements for additional information of guaranteed loans.

Allowance for Credit Losses ("ACL")

The ACL represents management's estimate of expected credit losses through the remaining contractual life of the different loan segments, impacted by expected prepayments. The ACL is maintained at a sufficient level to provide for estimated credit losses on collateral dependent loans as well as loans modified for borrowers with financial difficulties separately from the remainder of the loan portfolio. The Corporation's management evaluates the adequacy of the ACL on a quarterly basis. In this evaluation, management considers current conditions, macroeconomic economic expectations through a reasonable and supportable period, historical loss experience, portfolio composition by loan type and risk characteristics, results of periodic credit reviews of individual loans, and regulatory requirements, amongst other factors.

The Corporation must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic developments affecting specific customers, industries, or markets. Other factors that can affect management's estimates are recalibration of statistical models used to calculate lifetime expected losses, changes in underwriting standards, financial accounting standards and loan impairment measurements, among others. Changes in the financial condition of individual borrowers, in economic conditions, and in the condition of the various markets in which collateral may be sold, may also affect the required level of the allowance for credit losses. Consequently, the business financial condition, liquidity, capital, and results of operations could also be affected.

At December 31, 2025, the ACL increased by $62.1 million from December 31, 2024 to $808.1 million. The increase in ACL was driven by a combination of changes in the economic scenario, probability weights, loan volumes and increases in qualitative reserves, in response to the current economic environment uncertainty, coupled with a specific reserve recognized for the above-mentioned $158.3 million commercial NPL inflow.

The ACL for BPPR increased by $47.3 million, driven by a combination of a specific reserve recognized for the $158.3 million commercial NPL inflow, higher loan volumes, changes in the economic scenario, and changes in the probability weights that resulted in a $8.8 million net ACL increase. In PB, the ACL increased by $14.8 million, when compared to December 31, 2024. This increase was influenced by higher qualitative reserves for the CRE portfolio in response to current market volatility and economic uncertainty, coupled with changes in the probability weights that resulted in a $4.9 million net increase.

The Corporation's ratio of the allowance for credit losses to loans held-in-portfolio was 2.05% on December 31, 2025, compared to 2.01% on December 31, 2024. The ratio of the allowance for credit losses to NPLs held-in-portfolio stood at 162.15%, compared to 212.68% on December 31, 2024.

Refer to Note 8 – Allowance for credit losses – loans held-in-portfolio to the Consolidated Financial Statements, and to the Provision for Credit Losses section of this MD&A for additional information.

Tables 32 to 33 details the allowance for credit losses by loan categories and the percentage it represents of total loans held-in-portfolio and NPLs. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 32 - Allowance for Credit Losses - Loan Portfolios

	December 31, 2025				
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 19,345	$ 2,455,790	0.79%	$ 8,748	221.14%
Commercial real estate non-owner occupied	58,717	5,543,284	1.06%	42,712	137.47%
Commercial real estate owner occupied	48,451	3,153,080	1.54%	24,567	197.22%
Commercial and industrial	180,934	8,607,412	2.10%	190,412	95.02%
Total Commercial	$307,447	$19,759,566	1.56%	$266,439	115.39%
Construction	13,826	1,674,899	0.83%	–	–
Mortgage	80,554	8,649,440	0.93%	145,795	55.25%
Leasing	18,620	2,001,365	0.93%	9,179	202.85%
Consumer					
Credit cards	91,124	1,256,717	7.25%	–	–
Home equity lines of credit	1,335	78,692	1.70%	2,796	47.75%
Personal	106,612	1,906,228	5.59%	20,096	530.51%
Auto	180,364	3,819,812	4.72%	52,200	345.52%
Other	8,174	180,799	4.52%	1,838	444.72%
Total Consumer	$387,609	$ 7,242,248	5.35%	$ 76,930	503.85%
Total	$808,056	$39,327,518	2.05%	$498,343	162.15%

Table 33 - Allowance for Credit Losses - Loan Portfolios

				December 31, 2024	
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 9,236	$ 2,399,620	0.38%	$ 8,779	105.21%
Commercial real estate non-owner occupied	54,494	5,363,235	1.02%	14,444	377.28%
Commercial real estate owner occupied	49,828	3,157,746	1.58%	30,449	163.64%
Commercial and industrial	146,006	7,741,562	1.89%	21,083	692.53%
Total Commercial	$259,564	$18,662,163	1.39%	$ 74,755	347.22%
Construction	11,264	1,263,792	0.89%	–	–
Mortgage	82,409	8,114,183	1.02%	188,332	43.76%
Leasing	16,419	1,925,405	0.85%	9,588	171.25%
Consumer					
Credit cards	99,130	1,218,079	8.14%	–	–
Home equity lines of credit	1,503	73,571	2.04%	3,393	44.30%
Personal	102,736	1,855,244	5.54%	22,010	466.77%
Auto	165,995	3,823,437	4.34%	51,792	320.50%
Other	7,004	171,778	4.08%	910	769.67%
Total Consumer	$376,368	$ 7,142,109	5.27%	$ 78,105	481.87%
Total	$746,024	$37,107,652	2.01%	$350,780	212.68%

Table 34 details the breakdown of the allowance for credit losses by loan categories. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 34 - Allocation of the Allowance for Credit Losses - Loans

	At December 31,			
	2025		2024	
(Dollars in millions)	ACL	% of loans in each category to total loans	ACL	% of loans in each category to total loans
Commercial				
Commercial multi-family	$ 19.3	6.2%	$ 9.2	6.5%
Commercial real estate non-owner occupied	58.7	14.1	54.5	14.5
Commercial real estate owner occupied	48.6	8.0	49.9	8.5
Commercial and industrial	180.9	21.9	146.0	20.8
Total Commercial	$307.5	50.2%	$259.6	50.3%
Construction	13.8	4.3	11.3	3.4
Mortgage	80.6	22.0	82.4	21.9
Leasing	18.6	5.1	16.4	5.2
Consumer				
Credit cards	91.1	3.2	99.1	3.3
Home equity lines of credit	1.3	0.2	1.5	0.2
Personal	106.6	4.8	102.7	5.0
Auto	180.4	9.7	166.0	10.2
Other Consumer	8.2	0.5	7.0	0.5
Total Consumer	$387.6	18.4%	$376.3	19.2%
Total [1]	$808.1	100.0%	$746.0	100.0%

[1] Note: For purposes of this table the term loans refers to loans held-in-portfolio excluding loans held-for-sale.

The following table presents net charge-offs to average loans held-in-portfolio ("HIP") ratios by loan category for the years ended December 31, 2025 and 2024:

Table 35 - Net Charge-Offs (Recoveries) to Average Loans HIP

| | December 31, 2025 | | | December 31, 2024 | | |
	BPPR	Popular U.S.	Popular Inc.	BPPR	Popular U.S.	Popular Inc.
Commercial	0.14%	0.01%	0.08%	0.17%	0.04%	0.11%
Construction	(0.01)	(0.01)	(0.01)	(0.59)	(0.01)	(0.10)
Mortgage	(0.14)	(0.02)	(0.12)	(0.21)	(0.01)	(0.18)
Leasing	0.55	–	0.55	0.67	–	0.67
Consumer	2.53	3.01	2.55	3.06	7.44	3.20
Total	0.72%	0.05%	0.52%	0.89%	0.18%	0.68%

NCOs for the year ended December 31, 2025, amounted to $198.7 million, decreasing by $43.1 million when compared to the same period in 2024. The BPPR segment decreased by $30.1 million mainly driven by lower consumer NCOs by $32.1 million. The PB segment NCOs decreased by $13.0 million, primarily driven by lower consumer NCOs by $10.6 million.

Loan Modifications

For the year ended December 31, 2025, modified loans to borrowers with financial difficulty amounted to $406.6 million, of which $386.8 million were in accruing status. The BPPR segment's modifications to borrowers with financial difficulty amounted to $345.7 million, mainly comprised of commercial and mortgage loans of $264.9 million and $54.9 million, respectively. A total of $35.9 million of the mortgage modifications were related to government guaranteed loans. The Popular U.S. segment's modifications to borrowers with financial difficulty amounted to $60.9 million, mostly comprised of commercial loans.

Refer to Note 8 to the Consolidated Financial Statements for additional information on modifications made to borrowers experiencing financial difficulties.

Enterprise Risk Management

The Corporation's Board of Directors has established a Risk Management Committee ("RMC") to, among other things, assist the Board in its (i) oversight of the Corporation's overall risk framework and (ii) to monitor, review, and approve policies to measure, limit and manage the Corporation's risks.

The Corporation has established a three lines of defense framework: (a) business line management constitutes the first line of defense by identifying and managing the risks associated with business activities, (b) components of the Risk Management Group and the Corporate Security Group, among others, act as the second line of defense by, among other things, measuring and reporting on the Corporation's risk activities, and (c) the Corporate Auditing Division, as the third line of defense, reporting directly to the Audit Committee of the Board, by independently providing assurance regarding the effectiveness of the risk framework.

The Enterprise Risk Management Committee (the "ERM Committee") is a management committee whose purpose is to oversee and monitor Market, Interest, Liquidity, Regulatory and Financial Compliance, BSA/AML & Sanctions, Regulatory, Strategic, Operational (including Fraud and Third Party Risk, among others), Information Technology and Cyber Security, Legal, Credit, Climate and Reputational risks, as defined in the Risk Appetite Statement ("RAS") of the Risk Management Policy and within the Corporation's Enterprise Risk Management ("ERM") framework. The ERM Committee and the Enterprise Risk Management Department in the Financial and Operational Risk Management Division (the "FORM Division"), in coordination with the Chief Risk Officer ("CRO"), create the framework to identify and manage multiple and cross-enterprise risks, and to articulate the RAS and supporting metrics.

The Enterprise Risk Management Department has established a process to ensure that an appropriate standard readiness assessment is performed before we launch a new product or service. Similar procedures are performed by the Treasury Division for transactions involving the purchase and sale of assets, and by the Mergers and Acquisitions Division for acquisition transactions. The Enterprise Risk Management Department has a Corporate Issues Management Policy to promote on time remediation of issues and increase the governance and transparency around the number and the severity of issues identified for each business unit and corporate function by all sources. The Enterprise Risk Management Department also has a Corporate Regulatory Change Management Program to oversee, on a risk basis, the implementation of laws and regulations by the appropriate business and support areas.

The Asset/Liability Committee ("ALCO"), composed of senior management representatives from the business lines and corporate functions, and the Corporate Finance Group, are responsible for planning and executing the Corporation's market, interest rate risk, funding activities and strategy, as well as for implementing approved policies and procedures. The ALCO also reviews the Corporation's capital policy and the attainment of the capital management objectives. In addition, the Financial Risk, Corporate Insurance & Advisory Department independently measures, monitors and reports compliance with liquidity and market risk policies, and oversees controls surrounding interest risk measurements.

The Corporate Compliance Committee, comprised of senior management team members and representatives from the Regulatory and Financial Compliance Division and the Financial Crimes Compliance Division, among others, are responsible for overseeing and assessing the adequacy of the risk management processes that support Popular's compliance program for identifying, assessing, measuring, monitoring, testing, mitigating, and reporting compliance risks. They also supervise Popular's reporting obligations under the compliance program to assess the adequacy, consistency and timeliness of the reporting of compliance-related risks across the Corporation.

The Regulatory Affairs team is responsible for maintaining an open dialog with the banking regulatory agencies to have regulatory risks properly identified, measured, monitored, as well as communicated to the appropriate regulatory agency as necessary to keep them apprised of material matters within the purview of these agencies.

The Credit Strategy Committee, composed of senior level management representatives from the business lines and corporate functions, and the Corporate Credit Risk Management Division, are responsible for monitoring credit risk management activities both at the corporate level and across all Popular subsidiaries providing for the development and consistent application of credit risk policies, processes and procedures that measure, limit and manage credit risks, while seeking to maintain the effectiveness and efficiency of the operating and businesses processes.

The Corporation's Operational Risk Committee ("ORCO") composed of senior level management representatives from the business lines and corporate functions, provide executive oversight of the operational risk management activities of Popular and its subsidiaries providing for the development and consistent application of operational risk policies, processes, and procedures that measure, limit, and manage operational risks while maintaining the effectiveness and efficiency of the operating and business processes. The FORM Division, within the Risk Management Group, serves as ORCO's operating arm and is responsible for establishing baseline processes to measure, monitor, limit and manage operational risk.

The Corporate Security Group ("CSG"), under the direction of the Chief Security Officer, leads all efforts pertaining to cybersecurity, enterprise fraud and data privacy, including developing strategies and oversight processes with policies and programs that mitigate compliance, operational, strategic, financial and reputational risks associated with the Corporation's and our customers' data and assets.

The Information Technology and Cyber Risk Committee, composed of senior management representatives from the business lines and corporate functions, the Information Technology Division and the CSG, are responsible for the oversight and monitoring of information technology and cybersecurity risks, mitigation strategies, actions and controls, key risk metrics, and information technology and cyber incidents that may result in operational, compliance and reputational risks. The Chief Security Officer also co-chairs the Information Technology & Cyber Security Risk Committee along with the Chief Information & Digital Strategy Officer.

The Corporate Legal Division, in this context, has the responsibility of assessing, monitoring, managing and reporting with respect to legal risks, including those related to litigation, investigations and other material legal matters.

The Corporation has also established a Corporate Sustainability Committee whose purpose and responsibility is to oversee the Corporation's sustainability efforts and support the development and consistent application of policies, strategies and guidelines that measure and manage sustainability matters and risks. The Corporate Sustainability Committee also assesses environmental and social considerations with respect to certain commercial credit applications, in accordance with the applicable Commercial Credit Policy and Commercial Credit Manuals of BPPR and PB.

The processes of strategic risk planning and the evaluation of reputational risk are on-going processes through which continuous data gathering and analysis are performed. In order to have strategic risks properly identified and monitored, the Corporate Strategy and Transformation Division, performs periodic assessments regarding corporate strategic priority initiatives, such as the Corporation's transformation initiative and other emerging issues. The Acquisitions and Corporate Investments Division continuously assesses potential strategic transactions. The Corporate Communications Division is responsible for the monitoring, management and implementation of action plans with respect to reputational risk issues.

Popular's capital planning process integrates the Corporation's risk profile as well as its strategic focus, operating environment, and other factors that could materially affect capital adequacy in hypothetical highly-stressed business scenarios. Capital ratio targets and triggers take into consideration the different risks evaluated under Popular's risk management framework.

In addition to establishing a formal process to manage risk, our corporate culture is also critical to an effective risk management function. Through our Code of Ethics, the Corporation provides a framework for all our employees to conduct themselves with the highest integrity.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

Refer to Note 3 "New Accounting Pronouncements" to the Consolidated Financial Statements.

Statistical Summary 2025-2024
Statements of Financial Condition

	At December 31,	
(In thousands)	2025	2024
Assets:		
Cash and due from banks	$ 402,755	$ 419,638
Money market investments:		
Time deposits with other banks	4,626,506	6,380,948
Total money market investments	4,626,506	6,380,948
Trading account debt securities, at fair value	36,569	32,831
Debt securities available-for-sale, at fair value	20,574,972	18,245,903
Debt securities held-to-maturity, at amortized cost	7,327,529	7,758,077
Less – Allowance for credit losses	5,812	5,317
Debt securities held-to-maturity, net	7,321,717	7,752,760
Equity securities	229,848	208,166
Loans held-for-sale, at fair value	9,998	5,423
Loans held-in-portfolio:		
Loans held-in-portfolio	39,749,142	37,522,995
Less – Unearned income	421,624	415,343
Allowance for credit losses	808,056	746,024
Total loans held-in-portfolio, net	38,519,462	36,361,628
Premises and equipment, net	685,820	601,787
Other real estate	42,433	57,268
Accrued income receivable	300,824	263,389
Mortgage servicing rights, at fair value	96,356	108,103
Other assets	1,705,977	1,797,759
Goodwill	789,954	802,954
Other intangible assets	5,076	6,826
Total assets	$75,348,267	$73,045,383
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,304,209	$15,139,555
Interest bearing	50,885,884	49,744,790
Total deposits	66,190,093	64,884,345
Assets sold under agreements to repurchase	39,001	54,833
Other short-term borrowings	650,000	225,000
Notes payable	759,577	896,293
Other liabilities	1,460,517	1,371,846
Total liabilities	69,099,188	67,432,317
Stockholders' equity:		
Preferred stock	22,143	22,143
Common stock	1,049	1,048
Surplus	4,924,296	4,908,693
Retained earnings	5,206,497	4,570,957
Treasury stock – at cost	(2,722,819)	(2,228,535)
Accumulated other comprehensive loss, net of tax	(1,182,087)	(1,661,240)
Total stockholders' equity	6,249,079	5,613,066
Total liabilities and stockholders' equity	$75,348,267	$73,045,383

Statistical Summary 2023-2025
Statements of Operations

	For the years ended December 31,		
(In thousands)	2025	2024	2023
Interest income:			
Loans	$2,763,118	$2,626,058	$2,331,654
Money market investments	254,786	352,195	366,625
Investment securities	765,105	695,010	547,028
Total interest income	3,783,009	3,673,263	3,245,307
Less - Interest expense	1,241,806	1,390,975	1,113,783
Net interest income	2,541,203	2,282,288	2,131,524
Provision for credit losses	260,163	256,942	208,609
Net interest income after provision for credit losses	2,281,040	2,025,346	1,922,915
Mortgage banking activities	14,956	19,059	21,497
Net gain (loss), including impairment, on equity securities	1,596	(1,583)	3,482
Net gain on trading account debt securities	1,908	1,445	1,382
Net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale	–	440	(115)
Adjustment to indemnity reserves on loans sold	(174)	1,266	2,319
Other non-interest income	639,733	638,282	622,159
Total non-interest income	658,019	658,909	650,724
Operating expenses:			
Personnel costs	905,214	820,451	778,045
All other operating expenses	1,027,052	1,067,186	1,120,055
Total operating expenses	1,932,266	1,887,637	1,898,100
Income before income tax	1,006,793	796,618	675,539
Income tax expense	173,634	182,406	134,197
Net Income	$ 833,159	$ 614,212	$ 541,342
Net Income Applicable to Common Stock	$ 831,747	$ 612,800	$ 539,930

Statistical Summary 2025-2023
Average Balance Sheet and Summary of Net Interest Income

On a Taxable Equivalent Basis*

(Dollars in thousands)	2025 Average Balance	2025 Interest	2025 Average Rate	2024 Average Balance	2024 Interest	2024 Average Rate	2023 Average Balance	2023 Interest	2023 Average Rate
Assets									
Interest earning assets:									
Money market investments	$ 5,853,342	$ 254,786	4.35%	$ 6,640,514	$ 352,195	5.30%	$ 7,051,718	$ 366,625	5.20%
U.S. Treasury securities	22,491,878	812,239	3.61	21,047,129	654,712	3.11	20,305,488	441,179	2.17
Obligations of U.S. Government									
Obligations of Puerto Rico, States and political subdivisions	53,292	5,743	10.78	59,668	6,215	10.42	64,682	5,863	9.06
Collateralized mortgage obligations and mortgage-backed securities	6,007,691	126,136	2.10	6,642,953	136,016	2.05	7,360,071	157,196	2.14
Other	217,451	11,430	5.26	205,711	11,514	5.60	196,226	11,519	5.87
Total investment securities	28,770,312	955,548	3.32	27,955,461	808,457	2.89	27,926,467	615,757	2.20
Trading account securities	29,714	1,667	5.61	30,250	1,583	5.23	31,876	1,377	4.32
Loans (net of unearned income)	37,982,637	2,845,548	7.49	35,701,240	2,684,598	7.52	33,164,961	2,387,351	7.20
Total interest earning assets/Interest income	$72,636,005	$4,057,549	5.59%	$70,327,465	$3,846,833	5.47%	$68,175,022	$3,371,110	4.94%
Total non-interest earning assets	3,104,642			3,072,814			3,059,214		
Total assets	$75,740,647			$73,400,279			$71,234,236		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Savings, NOW, money market and other interest bearing demand accounts	$42,213,411	$ 884,594	2.10%	$40,476,544	$1,046,100	2.58%	$39,463,481	$ 862,981	2.19%
Time deposits	9,390,884	293,303	3.12	8,902,700	290,021	3.26	7,775,846	187,043	2.41
Federal funds purchased	6,027	264	4.39	6,011	322	5.36	6	–	5.25
Securities purchased under agreement to resell	59,793	2,726	4.56	70,145	3,900	5.56	115,808	6,019	5.20
Other short-term borrowings	290,617	12,827	4.41	8,402	454	5.40	27,302	1,310	4.80
Notes payable	824,356	48,092	5.83	961,886	50,178	5.22	1,109,163	56,430	5.09
Total interest bearing liabilities/Interest expense	52,785,088	1,241,806	2.35	50,425,688	1,390,975	2.76	48,491,606	1,113,783	2.30
Total non-interest bearing liabilities	15,747,877			15,921,398			16,142,027		
Total liabilities	68,532,965			66,347,086			64,633,633		
Stockholders' equity	7,207,682			7,053,193			6,600,603		
Total liabilities and stockholders' equity	$75,740,647			$73,400,279			$71,234,236		
Net interest income on a taxable equivalent basis		$2,815,743			$2,455,858			$2,257,327	
Cost of funding earning assets			1.71%			1.98%			1.63%
Net interest margin			3.88%			3.49%			3.31%
Effect of the taxable equivalent adjustment		274,540			173,570			125,803	
Net interest income per books		$2,541,203			$2,282,288			$2,131,524	

* Shows the effect of the tax exempt status of some loans and investments on their yield, using the applicable statutory income tax rates. The computation considers the interest expense disallowance required by the Puerto Rico Internal Revenue Code. This adjustment is shown in order to compare the yields of the tax exempt and taxable assets on a taxable basis.

Note: Average loan balances include the average balance of non-accruing loans. No interest income is recognized for these loans in accordance with the Corporation's policy. Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities.



Report of Management on Internal Control Over Financial Reporting

The management of Popular, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities Exchange Act of 1934 and for our assessment of internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). The Corporation's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Popular, Inc. has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2025 based on the criteria referred to above.

The Corporation's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, as stated in their report dated March 2, 2026 which appears herein.

/s/ Javier D. Ferrer

Javier D. Ferrer
President and Chief Executive Officer

/s/ Jorge J. García

Jorge J. García
Executive Vice President
and Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Popular, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Popular, Inc. and its subsidiaries (the "Corporation") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of Popular, Inc.'s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Certain Loans Held-in-Portfolio

As described in Notes 2 and 8 to the consolidated financial statements, as of December 31, 2025, the Corporation had an allowance for credit losses ("ACL") on loans held-in-portfolio of $307.4 million related to the commercial loans portfolio, $13.8 million related to the construction loans portfolio, $70.7 million related to the Banco Popular de Puerto Rico's ("BPPR") mortgage loans portfolio, $97.8 million related to BPPR's personal loans portfolio, and $180.4 million related to the BPPR's auto loans portfolio (collectively "certain loans held-in-portfolio"). Management establishes an ACL for the loan portfolio based on an estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments. Management follows a methodology to estimate the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. The modeling framework includes internally developed quantitative models that generate lifetime default and prepayments, and other loan level techniques to estimate loss severity. As part of the methodology, management evaluates various macroeconomic scenarios and applies probability weights to the outcome of the selected macroeconomic scenarios. The macroeconomic variables chosen by management to estimate credit losses are selected by combining quantitative procedures with expert judgement. The ACL also includes a qualitative adjustment framework that addresses two main components: losses that are expected but not captured within the quantitative modeling framework and model imprecision.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for certain loans held-in-portfolio is a critical audit matter are (i) a high degree of auditor effort in performing procedures and evaluating audit evidence related to the allowance for credit losses for certain loans held-in-portfolio; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for certain loans held-in-portfolio. These procedures also included, among others, (i) testing management's process for developing the allowance for credit losses for certain loans held-in-portfolio; (ii) testing the completeness and accuracy of certain data used in the internally developed quantitative models; and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of the methodology and the internally developed quantitative models used by management; and (b) the lifetime default, prepayment and loss severity estimates, management's selection of various macroeconomic scenarios and macroeconomic variables, the probability weights applied to the outcome of the selected macroeconomic scenarios, the reasonable and supportable forecast period, and the qualitative adjustments for losses that are expected but not captured within the quantitative modeling framework and model imprecision.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 2, 2026

We have served as the Corporation's auditor since 1971, which includes periods before the Corporation became subject to SEC reporting requirements

Stamp DLLP216-854 of the P.R. Society of
Certified Public Accountants is affixed to
the original of this report

POPULAR, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share information)	December 31, 2025	December 31, 2024
Assets:		
Cash and due from banks	$ 402,755	$ 419,638
Money market investments	4,626,506	6,380,948
Trading account debt securities, at fair value	36,569	32,831
Debt securities available-for-sale, at fair value:		
Pledged securities with creditors' right to repledge	30,687	30,486
Other debt securities available-for-sale	20,544,285	18,215,417
Debt securities available-for-sale	20,574,972	18,245,903
Debt securities held-to-maturity, at amortized cost:		
Pledged securities with creditors' right to repledge	9,298	27,405
Other debt securities held-to-maturity	7,318,231	7,730,672
Debt securities held-to-maturity (fair value 2025 - $7,363,587; 2024 - $7,682,664)	7,327,529	7,758,077
Less – Allowance for credit losses	5,812	5,317
Debt securities held-to-maturity, net	7,321,717	7,752,760
Equity securities (realizable value 2025 - $230,388; 2024 - $208,663)	229,848	208,166
Loans held-for-sale, at fair value	9,998	5,423
Loans held-in-portfolio	39,749,142	37,522,995
Less – Unearned income	421,624	415,343
Allowance for credit losses	808,056	746,024
Total loans held-in-portfolio, net	38,519,462	36,361,628
Premises and equipment, net	685,820	601,787
Other real estate	42,433	57,268
Accrued income receivable	300,824	263,389
Mortgage servicing rights, at fair value	96,356	108,103
Other assets	1,705,977	1,797,759
Goodwill	789,954	802,954
Other intangible assets	5,076	6,826
Total assets	**$75,348,267**	**$73,045,383**
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,304,209	$15,139,555
Interest bearing	50,885,884	49,744,790
Total deposits	66,190,093	64,884,345
Assets sold under agreements to repurchase	39,001	54,833
Other short-term borrowings	650,000	225,000
Notes payable	759,577	896,293
Other liabilities	1,460,517	1,371,846
Total liabilities	69,099,188	67,432,317
Commitments and contingencies (Refer to Note 23)		
Stockholders' equity:		
Preferred stock, 30,000,000 shares authorized; 885,726 shares issued and outstanding (2024 - 885,726)	22,143	22,143
Common stock, $0.01 par value; 170,000,000 shares authorized;104,921,229 shares issued (2024 - 104,849,460) and 65,719,385 shares outstanding (2024 - 70,141,291)	1,049	1,048
Surplus	4,924,296	4,908,693
Retained earnings	5,206,497	4,570,957
Treasury stock - at cost, 39,201,844 shares (2024 - 34,708,169)	(2,722,819)	(2,228,535)
Accumulated other comprehensive loss, net of tax	(1,182,087)	(1,661,240)
Total stockholders' equity	6,249,079	5,613,066
Total liabilities and stockholders' equity	**$75,348,267**	**$73,045,383**

The accompanying notes are an integral part of these Consolidated Financial Statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
(In thousands, except per share information)	2025	2024	2023
Interest income:			
Loans	$2,763,118	$2,626,058	$2,331,654
Money market investments	254,786	352,195	366,625
Investment securities	765,105	695,010	547,028
Total interest income	3,783,009	3,673,263	3,245,307
Interest expense:			
Deposits	1,177,896	1,336,121	1,050,024
Short-term borrowings	15,818	4,676	7,329
Long-term debt	48,092	50,178	56,430
Total interest expense	1,241,806	1,390,975	1,113,783
Net interest income	2,541,203	2,282,288	2,131,524
Provision for credit losses	260,163	256,942	208,609
Net interest income after provision for credit losses	2,281,040	2,025,346	1,922,915
Service charges on deposit accounts	155,868	151,343	147,476
Other service fees	402,911	389,233	374,440
Mortgage banking activities (Refer to Note 9)	14,956	19,059	21,497
Net gain (loss), including impairment on equity securities	1,596	(1,583)	3,482
Net gain on trading account debt securities	1,908	1,445	1,382
Net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale	–	440	(115)
Adjustments to indemnity reserves on loans sold	(174)	1,266	2,319
Other operating income	80,954	97,706	100,243
Total non-interest income	658,019	658,909	650,724
Operating expenses:			
Personnel costs	905,214	820,451	778,045
Net occupancy expenses	110,213	111,430	111,586
Equipment expenses	22,110	33,424	37,057
Other taxes	72,939	66,046	55,926
Professional fees	110,098	125,822	161,142
Technology and software expenses	341,605	329,061	290,615
Processing and transactional services	152,386	142,677	138,070
Communications	19,270	18,899	16,664
Business promotion	107,283	101,930	94,926
FDIC deposit insurance	24,369	54,626	105,985
Other real estate owned (OREO) income	(13,393)	(18,124)	(15,375)
Other operating expenses	65,422	98,457	97,279
Amortization of intangibles	1,750	2,938	3,180
Goodwill impairment charge	13,000	–	23,000
Total operating expenses	1,932,266	1,887,637	1,898,100
Income before income tax	1,006,793	796,618	675,539
Income tax expense	173,634	182,406	134,197
Net Income	$ 833,159	$ 614,212	$ 541,342
Net Income Applicable to Common Stock	$ 831,747	$ 612,800	$ 539,930
Net Income per Common Share – Basic	$ 12.31	$ 8.56	$ 7.53
Net Income per Common Share – Diluted	$ 12.30	$ 8.56	$ 7.52

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
(In thousands)	2025	2024	2023
Net income	$ 833,159	$ 614,212	$ 541,342
Other comprehensive income before tax:			
Foreign currency translation adjustment	(13,917)	(6,837)	(7,793)
Adjustment of pension and postretirement benefit plans	(3,431)	22,652	23,052
Amortization of net losses	9,090	14,471	19,253
Unrealized net holding gains (losses) on debt securities arising during the period	402,862	101,442	391,633
Amortization of unrealized losses of debt securities transfer from available-for-sale to held-to-maturity	186,381	179,563	172,883
Unrealized net gains (losses) on cash flow hedges	–	–	(30)
Reclassification adjustment for net (gains) losses included in net income	–	–	(41)
Other comprehensive income before tax	580,985	311,291	598,957
Income tax (expense) benefit	(101,832)	(77,000)	30,440
Total other comprehensive income, net of tax	479,153	234,291	629,397
Comprehensive income, net of tax	$1,312,312	$ 848,503	$1,170,739

Tax effect allocated to each component of other comprehensive income (loss):

	Years ended December 31,		
(In thousands)	2025	2024	2023
Adjustment of pension and postretirement benefit plans	$ 1,287	$ (8,495)	$ (8,644)
Amortization of net losses	(3,409)	(5,427)	(7,219)
Unrealized net holding (losses) gains on debt securities arising during the period	(62,435)	(27,165)	80,854
Amortization of unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	(37,275)	(35,913)	(34,577)
Unrealized net gains on cash flow hedges	–	–	11
Reclassification adjustment for net (gains) losses included in net income	–	–	15
Income tax (expense) benefit	$(101,832)	$(77,000)	$ 30,440

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common stock	Preferred stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance at December 31, 2022	$1,047	$22,143	$4,790,993	$3,834,348	$(2,030,178)	$(2,524,928)	$4,093,425
Cumulative effect of accounting change				28,752			28,752
Net income				541,342			541,342
Issuance of stock	1		6,310				6,311
Dividends declared:							
Common stock[1]				(163,664)			(163,664)
Preferred stock				(1,412)			(1,412)
Common stock purchases			–		(4,550)		(4,550)
Stock based compensation			1,581		15,771		17,352
Other comprehensive income, net of tax						629,397	629,397
Transfer to statutory reserve			44,515	(44,515)			–
Balance at December 31, 2023	$1,048	$22,143	$4,843,399	$4,194,851	$(2,018,957)	$(1,895,531)	$5,146,953
Net income				614,212			614,212
Issuance of stock			6,860				6,860
Dividends declared:							
Common stock[1]				(183,854)			(183,854)
Preferred stock				(1,412)			(1,412)
Common stock purchases[2]					(224,626)		(224,626)
Stock based compensation			5,594		15,048		20,642
Other comprehensive income, net of tax						234,291	234,291
Transfer to statutory reserve			52,840	(52,840)			–
Balance at December 31, 2024	$1,048	$22,143	$4,908,693	$4,570,957	$(2,228,535)	$(1,661,240)	$5,613,066
Net income				833,159			833,159
Issuance of stock	1		7,118				7,119
Dividends declared:							
Common stock[1]				(196,207)			(196,207)
Preferred stock				(1,412)			(1,412)
Common stock purchases [3]					(510,639)		(510,639)
Stock based compensation			8,485		16,355		24,840
Other comprehensive income, net of tax						479,153	479,153
Balance at December 31, 2025	$1,049	$22,143	$4,924,296	$5,206,497	$(2,722,819)	$(1,182,087)	$6,249,079

[1] Dividends declared per common share during the year ended December 31, 2025 - $2.90 (2024 - $2.56; 2023 - $2.27).
[2] Includes common stock repurchases of $217.3 million as part of the 2024 common stock repurchase program. Refer to Note 19 for additional information.
[3] Includes common stock repurchases of $501.5 million as part of the 2024 and 2025 common stock repurchase program previously announced by the Corporation. Refer to Note 19 for additional information.

	Years ended December 31,		
Disclosure of changes in number of shares:	2025	2024	2023
Preferred Stock:			
Balance at beginning and end of year	885,726	885,726	885,726
Common Stock:			
Balance at beginning of year	104,849,460	104,767,348	104,657,522
Issuance of stock	71,769	82,112	109,826
Balance at end of year	104,921,229	104,849,460	104,767,348
Treasury stock	(39,201,844)	(34,708,169)	(32,613,727)
Common Stock – Outstanding	65,719,385	70,141,291	72,153,621

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
(In thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 833,159	$ 614,212	$ 541,342
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	260,163	256,942	208,609
Goodwill impairment charge	13,000	–	23,000
Amortization of intangibles	1,750	2,938	3,180
Depreciation and amortization of premises and equipment	53,230	57,078	58,507
Net accretion of discounts and amortization of premiums and deferred fees	(256,758)	(252,413)	(45,249)
Interest capitalized on loans subject to the temporary payment moratorium or loss mitigation alternatives	(5,360)	(7,109)	(9,868)
Share-based compensation	26,937	19,676	16,773
Fair value adjustments on mortgage servicing rights	12,881	11,370	12,339
Adjustments to indemnity reserves on loans sold	174	(1,266)	(2,319)
Earnings from investments under the equity method, net of dividends or distributions	(25,886)	(23,541)	(27,450)
Deferred income tax expense (benefit)	6,382	23,711	(43,139)
(Gain) loss on:			
Disposition of premises and equipment and other productive assets	(187)	(7,558)	(12,756)
Proceeds from insurance claims	–	–	(145)
Sale of loans, including valuation adjustments on loans held-for-sale and mortgage banking activities	(608)	(758)	203
Sale of equity method investment	(1,226)	–	(152)
Sale of stock in equity method investee	–	(551)	–
Sale of foreclosed assets, including write-downs	(11,890)	(17,953)	(22,665)
Acquisitions of loans held-for-sale	(8,688)	(6,886)	(7,639)
Proceeds from sale of loans held-for-sale	35,968	47,809	44,734
Net originations on loans held-for-sale	(34,214)	(49,579)	(68,310)
Net decrease (increase) in:			
Trading debt securities	10,512	13,898	33,500
Equity securities	(5,186)	(6,847)	(11,341)
Accrued income receivable	(37,401)	216	(23,238)
Other assets	54,935	30,043	24,200
Net increase (decrease) in:			
Interest payable	5,517	1,622	19,814
Pension and other postretirement benefits obligation	4,461	8,463	16,092
Other liabilities	(53,218)	(38,795)	(41,410)
Total adjustments	45,288	60,510	145,270
Net cash provided by operating activities	878,447	674,722	686,612
Cash flows from investing activities:			
Net decrease (increase) in money market investments	1,754,908	620,578	(1,383,821)
Purchases of investment securities:			
Available-for-sale	(36,751,680)	(34,339,865)	(16,707,264)
Held-to-maturity	–	–	(8,615)
Equity	(60,163)	(27,216)	(18,477)
Proceeds from calls, paydowns, maturities and redemptions of investment securities:			
Available-for-sale	35,211,557	33,789,182	18,215,910
Held-to-maturity	607,310	659,543	458,806
Proceeds from sale of investment securities:			
Equity	45,167	19,623	31,946
Net disbursements on loans	(1,792,913)	(1,636,569)	(2,475,837)
Proceeds from sale of loans	66,982	42,287	135,231
Acquisition of loan portfolios	(733,410)	(668,215)	(770,493)
Return of capital from equity method investments	3	279	249
Payments to acquire equity method investments	(687)	(1,250)	(1,500)
Proceeds from sale of equity method investment	1,226	–	152
Proceeds from sale of stock in equity method investee	–	4,489	–
Acquisition of premises and equipment	(197,460)	(213,412)	(208,044)
Proceeds from insurance claims	–	–	145
Proceeds from sale of:			
Premises and equipment and other productive assets	659	8,890	8,658
Foreclosed assets	89,056	109,182	109,547
Net cash used in investing activities	(1,759,445)	(1,632,474)	(2,613,407)
Cash flows from financing activities:			
Net increase (decrease) in:			
Deposits	1,300,698	1,261,053	2,365,451
Assets sold under agreements to repurchase	(15,832)	(36,551)	(57,225)
Other short-term borrowings	425,000	225,000	(365,000)
Payments of notes payable	(144,214)	(91,943)	(343,261)
Principal payments of finance leases	(3,933)	(3,977)	(5,360)
Proceeds from issuances of notes payable	6,112	–	441,705
Proceeds from issuances of common stock	7,118	6,860	6,311
Dividends paid	(197,568)	(180,461)	(159,860)
Net payments for repurchase of common stock	(504,721)	(213,922)	(461)
Payments related to tax withholding for share-based compensation	(8,079)	(6,476)	(4,089)
Net cash provided by (used in) financing activities	864,581	959,583	1,878,211
Net (decrease) increase in cash and due from banks, and restricted cash	(16,417)	1,831	(48,584)
Cash and due from banks, and restricted cash at beginning of period	429,406	427,575	476,159
Cash and due from banks, and restricted cash at end of period	$ 412,989	$ 429,406	$ 427,575

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated
Financial Statements

Note 1 - Nature of Operations

Popular, Inc. (the "Corporation" or "Popular") is a diversified, publicly owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the mainland United States ("U.S.") and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services, as well as auto and equipment leasing and financing through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as broker-dealer and insurance services through specialized subsidiaries. In the U.S. mainland, the Corporation provides retail and commercial banking services, as well as equipment leasing and financing, through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey, and Florida.

Note 2 – Summary of significant accounting policies

The accounting and financial reporting policies of Popular, Inc. and its subsidiaries (the "Corporation") conform with accounting principles generally accepted in the United States of America and with prevailing practices within the financial services industry.

The following is a description of the most significant of these policies:

Principles of consolidation

The consolidated financial statements include the accounts of Popular, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. In accordance with the consolidation guidance for variable interest entities, the Corporation would also consolidate any variable interest entities ("VIEs") for which it has a controlling financial interest; and therefore, it is the primary beneficiary. Assets held in a fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the Consolidated Statements of Financial Condition.

Unconsolidated investments, in which there is at least 20% ownership and / or the Corporation exercises significant influence, are generally accounted for by the equity method with earnings recorded in other operating income. Limited partnerships are also accounted for by the equity method unless the investor's interest is so "minor" that the limited partner may have virtually no influence over partnership operating and financial policies. These investments are included in other assets and the Corporation's proportionate share of income or loss is included in other operating income.

Statutory business trusts that are wholly-owned by the Corporation and are issuers of trust preferred securities are not consolidated in the Corporation's Consolidated Financial Statements.

Business combinations

Business combinations are accounted for under the acquisition method. Under this method, assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date are measured at their fair values as of the acquisition date. The acquisition date is the date the acquirer obtains control. Transaction costs are expensed as incurred. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value of the contingent consideration are recognized in earnings unless the arrangement is a hedging instrument for which changes are initially recognized in other comprehensive income (loss). The Corporation did not engage in any business combination activities during the years ended December 31, 2025 and 2024.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

The Corporation determines the fair values of its financial instruments based on the fair value framework established in the guidance for Fair Value Measurements in Accounting Standards Codification ("ASC") Subtopic 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The guidance in ASC Subtopic 820-10 also addresses measuring fair value in situations where markets are inactive and transactions are not orderly. Transactions or quoted prices for assets and liabilities may not be determinative of fair value when transactions are not orderly, and thus, may require adjustments to estimate fair value. Price quotes based on transactions that are not orderly should be given little, if any, weight in measuring fair value. Price quotes based on transactions that are orderly shall be considered in determining fair value, and the weight given is based on facts and circumstances. If sufficient information is not available to determine if price quotes are based on orderly transactions, less weight should be given to the price quote relative to other transactions that are known to be orderly.

Investment securities

Investment securities are classified in four categories and accounted for as follows:

- Debt securities that the Corporation has the intent and ability to hold to maturity are classified as debt securities held-to-maturity and reported at amortized cost. An ACL is established for the expected credit losses over the remaining term of debt securities held-to-maturity. The Corporation has established a methodology to estimate credit losses which considers qualitative factors, including internal credit ratings and the underlying source of repayment in determining the amount of expected credit losses. Debt securities held-to-maturity are written-off through the ACL when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The ACL is estimated by leveraging the expected loss framework for mortgages in the case of securities collateralized by 2nd lien loans and the commercial C&I models for municipal bonds. As part of this framework, internal factors are stressed, as a qualitative adjustment, to reflect current conditions that are not necessarily captured within the historical loss experience. The modeling framework includes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the model input level. The Corporation's portfolio of held-to-maturity securities includes U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

- Debt securities classified as trading securities are reported at fair value, with unrealized and realized gains and losses included in non-interest income.

- Debt securities classified as available-for-sale are reported at fair value. Declines in fair value below the securities' amortized cost which are not related to estimated credit losses are recorded through other comprehensive income (loss), net of taxes. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. Credit losses relating to available-for-sale debt securities are recorded through an ACL, which are limited to the difference between the amortized cost and the fair value of the asset. The ACL is established for the expected credit losses over the remaining term of debt security. The Corporation's portfolio of available-for-sale securities is comprised mainly of U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation monitors its securities portfolio composition and credit performance on a quarterly basis to determine if any allowance is considered necessary. Debt securities available-for-sale are written-off when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The specific identification method is used to determine realized gains and losses on debt securities available-for-sale, which are included in net (loss) gain on sale of debt securities in the Consolidated Statements of Operations.

- Equity securities that have readily available fair values are reported at fair value. Equity securities that do not have readily available fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Stock that is owned by the Corporation to comply with regulatory requirements, such as Federal Reserve Bank and Federal Home Loan Bank ("FHLB") stock, is included in this category, and their realizable value equals their cost. Unrealized and realized gains and losses and any impairment on equity securities are included in net gain (loss), including impairment on equity securities in the Consolidated Statements of Operations. Dividend income from investments in equity securities is included in interest income.

The amortization of premiums is deducted and the accretion of discounts is added to net interest income based on the interest method over the outstanding period of the related securities. Purchases and sales of securities are recognized on a trade date basis.

Derivative financial instruments

All derivatives are recognized on the Statements of Financial Condition at fair value. The Corporation's policy is not to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement nor to offset the fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments.

For a cash flow hedge, changes in the fair value of the derivative instrument are recorded net of taxes in accumulated other comprehensive income (loss) and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Prior to entering a hedge transaction, the Corporation formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments to specific assets and liabilities on the Statements of Financial Condition or to specific forecasted transactions or firm commitments along with a formal assessment, at both inception of the hedge and on an ongoing basis, as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. Hedge accounting is discontinued when the derivative instrument is not highly effective as a hedge, a derivative expires, is sold, terminated, when it is unlikely that a forecasted transaction will occur or when it is determined that it is no longer appropriate. When hedge accounting is discontinued the derivative continues to be carried at fair value with changes in fair value included in earnings.

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. Based on the election to apply fair value accounting for its mortgage loans held for sale, hedge accounting is not used for these forward contracts and changes in the fair value of the loans are expected to be offset by the changes in the fair value of the forward contract, both of which are recorded through net income (loss).

For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

The fair value of derivative instruments considers the risk of non-performance by the counterparty or the Corporation, as applicable.

The Corporation obtains or pledges collateral in connection with its derivative activities when applicable under the agreement.

Loans

Loans are classified as loans held-in-portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The foreseeable future is a management judgment which is determined based upon the type of loan, business strategies, current market conditions, balance sheet management and liquidity needs. Management's view of the foreseeable future may change based on changes in these conditions. When a decision is made to sell or securitize a loan that was not originated or initially acquired with the intent to sell or securitize, the loan is reclassified from held-in-portfolio into held-for-sale. Due to changing market conditions or other strategic initiatives, management's intent with respect to the disposition of the loan may change, and accordingly, loans previously classified as held-for-sale may be reclassified into held-in-portfolio. Loans transferred between loans held-for-sale and held-in-portfolio classifications are recorded at the lower of cost or fair value at the date of transfer.

Purchased loans with no evidence of credit deterioration since origination are recorded at fair value upon acquisition. Credit discounts are included in the determination of fair value.

Loans held-in-portfolio are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method which approximates the interest method over the term of the loan as an adjustment to interest yield.

Loans held-for-sale, except for mortgage loans originated as held-for-sale, are stated at the lower of cost or fair value, cost being determined based on the outstanding loan balance less unearned income, and fair value determined, generally in the aggregate. Fair value is measured based on current market prices for similar loans, outstanding investor commitments, prices of recent sales or discounted cash flow analyses which utilize inputs and assumptions which are believed to be consistent with market participants' views. The cost basis also includes consideration of deferred origination fees and costs, which are recognized in earnings at the time of sale. Upon reclassification to held-for-sale, credit related fair value adjustments are recorded as a reduction in the ACL. To the extent that the loan's reduction in value has not already been provided for in the ACL, an additional provision for credit losses is recorded. Subsequent to reclassification to held-for-sale, the amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income for the period in which the change occurs. Newly originated mortgage loans held-for-sale are reported at fair value, with changes recorded through earnings.

The past due status of a loan is determined in accordance with its contractual repayment terms. Furthermore, loans are reported as past due when either interest or principal remains unpaid for 30 days or more in accordance with its contractual repayment terms.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest.

Recognition of interest income on commercial and construction loans is discontinued when the loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that the collection of principal and interest is doubtful. The portion of a secured loan deemed uncollectible is charged-off no later than 365 days past due. However, in the case of a collateral dependent loan, the excess of the recorded investment over the fair value of the collateral (portion deemed uncollectible) is generally promptly charged-off, but in any event, not later than the quarter following the quarter in which such excess was first recognized. Commercial unsecured loans are charged-off no later than 180 days past due. Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The portion of a mortgage loan deemed uncollectible is charged-off when the loan is 180 days past due. The Corporation discontinues the recognition of interest on residential mortgage loans insured by the Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") when 15-months delinquent as to principal or interest. The principal repayment on these loans is insured. Recognition of interest income on closed-end consumer loans and home equity lines of credit is discontinued when the loans are 90 days or more in arrears on payments of principal or interest. Income is generally recognized on open-end consumer loans, except for home equity lines of credit, until the loans are charged-off. Recognition of interest income for lease financing is ceased when loans are 90 days or more in arrears. Closed-end consumer loans and leases are charged-off when they are 120 days in arrears. Open-end (revolving credit) consumer loans are charged-off when 180 days in arrears. Commercial and consumer overdrafts are generally charged-off no later than 60 days past their due date.

A loan modified with financial difficulties is typically in non-accrual status at the time of the modification. These loans continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification (or one year for loans providing for quarterly or semi-annual payments)) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

Loan modifications

A modification is subject to disclosure under ASC Topic 326 when the Corporation separately concludes that both of the following conditions exist: 1) the debtor is experiencing financial difficulties and 2) the modification constitutes a reduction in the interest rate on the loan, a payment extension, a forgiveness of principal, a more-than-insignificant payment delay, or a combination of these. Determination that a borrower is experiencing financial difficulties involves a degree of judgment. The identification of loan modifications to debtors with financial difficulties is critical in the determination of the adequacy of the ACL.

Refer to Note 8 to the Consolidated Financial Statements for additional qualitative information on loan modifications and the Corporation's determination of the ACL.

Lease financing

The Corporation leases passenger and commercial vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified in the guidance for leases in ASC Topic 842. Aggregate rentals due over the term of the leases less unearned income are included in finance lease contracts receivable. Unearned income is amortized using a method which results in approximate level rates of return on the principal amounts outstanding. Finance lease origination fees and costs are deferred and amortized over the average life of the lease as an adjustment to the interest yield.

Revenue for other leases is recognized as it becomes due under the terms of the agreement.

Loans acquired with deteriorated credit quality

Purchased credit deteriorated ("PCD") loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at their purchase price plus an estimated allowance for credit losses ("ACL"). Upon the acquisition of a PCD loan, the Corporation makes an estimate of the expected credit losses over the remaining contractual term of each individual loan. The estimated credit losses over the life of the loan are recorded as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statement of Operations. These loans follow the same nonaccrual policies as non-PCD loans.

Refer to Note 7 and Note 8 to the Consolidated Financial Statements for additional information with respect to loans acquired with deteriorated credit quality and the corresponding allowance for credit losses.

Accrued interest receivable

The amortized basis for loans and investments in debt securities is presented exclusive of accrued interest receivable. The Corporation has elected not to establish an ACL for accrued interest receivable for loans and investments in debt securities, given the Corporation's non-accrual policies, in which accrual of interest is discontinued and reversed based on the asset's delinquency status.

Allowance for credit losses – loans portfolio

The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for PCD loans for which the ACL at acquisition is recorded as an addition to the purchase price with subsequent changes recorded in earnings. Loan losses are charged and recoveries are credited to the ACL.

The Corporation follows a methodology to estimate the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2025, management applied probability weights to the outcome of the selected macroeconomic scenarios. This evaluation includes benchmarking procedures as well as careful analysis of the underlying assumptions used to build the scenarios. The application of probability weights include baseline, optimistic and pessimistic scenarios. The weights applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation considers additional macroeconomic scenarios as part of its qualitative adjustment framework.

The macroeconomic variables chosen to estimate credit losses were selected by combining quantitative procedures with expert judgment. These variables were determined to be the best predictors of expected credit losses within the Corporation's loan portfolios and include drivers such as unemployment rate, different measures of employment levels, house prices, gross domestic product and measures of disposable income, amongst others. The loss estimation framework includes a reasonable and supportable period of 2 years for PR portfolios, gradually reverting over a 3-years horizon to historical macroeconomic variables at the model input level. For the U.S. portfolio, the reasonable and supportable period considers the contractual life of the asset, impacted by prepayments, except for the U.S. CRE portfolio. The U.S. CRE portfolio utilizes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the output level.

The Corporation developed loan level quantitative models distributed by geography and loan type. This segmentation was determined by evaluating their risk characteristics, which include default patterns, source of repayment, type of collateral, and lending channels, amongst others. The modeling framework includes internally developed quantitative models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. Recoveries on future losses are contemplated as part of the loss severity modeling. These parameters are estimated by combining internal risk factors with macroeconomic expectations. In order to generate the expected credit losses, the output of these models is combined with loan level repayment information. The internal risk factors contemplated within the models may include borrowers' credit scores, loan-to-value, delinquency status, risk ratings, interest rate, loan term, loan age and type of collateral, amongst others.

The ACL also includes a qualitative adjustment framework that addresses two main components: losses that are expected but not captured within the quantitative modeling framework and model imprecision. In order to identify potential losses that are not captured through the models, management evaluates model limitations as well as the different risks covered by the variables used in each quantitative model. The Corporation considers additional macroeconomic scenarios to address these risks. This assessment takes into consideration factors listed as part of ASC 326-20-55-4. To complement the analysis, management also evaluates whether there are sectors that have low levels of historical defaults, but current conditions show the potential for future losses. This type of qualitative adjustment is more prevalent in the commercial portfolios. The model imprecision component of the qualitative adjustments is determined after evaluating model performance for these portfolios through different time periods. This type of qualitative adjustment mainly impacts consumer portfolios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date.

The Credit Cards portfolio, due to its revolving nature, does not have a specified maturity date. To estimate the average remaining term of this segment, management evaluated the portfolios payment behavior based on internal historical data. These payment behaviors were further classified into sub-categories that accounted for delinquency history and differences between transactors, revolvers and customers that have exhibited mixed transactor/revolver behavior. Transactors are defined as active accounts without any finance charge in the last 6 months. The paydown curves generated for each sub-category are applied to the outstanding exposure at the measurement date using the first-in first-out (FIFO) methodology. These amortization patterns are combined with loan level default and loss severity modeling to arrive at the ACL.

Reserve for unfunded commitments

The Corporation establishes a reserve for unfunded commitments, based on the estimated losses over the remaining term of the facility. An allowance is not established for commitments that are unconditionally cancellable by the Corporation. Accordingly, no reserve is established for unfunded commitments related to its credit cards portfolio. Reserve for the unfunded portion of credit commitments is presented within other liabilities in the Consolidated Statements of Financial Condition. Net adjustments to the reserve for unfunded commitments are reflected in the Consolidated Statements of Operations as provision for credit losses for the years ended December 31, 2025, 2024, and 2023.

Transfers and servicing of financial assets

The transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the Corporation surrenders control over the assets is accounted for as a sale if all of the following conditions set forth in ASC Topic 860 are met: (1) the assets must be isolated from creditors of the transferor, (2) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of these criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing. For federal and Puerto Rico income tax purposes, the Corporation treats the transfers of loans which do not qualify as "true sales" under the applicable accounting guidance, as sales, recognizing a deferred tax asset or liability on the transaction.

For transfers of financial assets that satisfy the conditions to be accounted for as sales, the Corporation derecognizes all assets sold; recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale, including servicing assets and servicing liabilities, if applicable; initially measures at fair value assets obtained and liabilities incurred in a sale; and recognizes in earnings any gain or loss on the sale.

The guidance on transfer of financial assets requires a true sale analysis of the treatment of the transfer under state law as if the Corporation was a debtor under the bankruptcy code. A true sale legal analysis includes several legally relevant factors, such as the nature and level of recourse to the transferor, and the nature of retained interests in the loans sold. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met, other factors concerning the nature and extent of the transferor's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted.

The Corporation sells mortgage loans to the Government National Mortgage Association ("GNMA") in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Corporation to repurchase individual delinquent loans that meet certain criteria. At the Corporation's option, and without GNMA's prior authorization, the Corporation may repurchase the delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Once the Corporation has the unconditional ability to repurchase the delinquent loan, the Corporation is deemed to have regained effective control over the loan and recognizes the loan on its balance sheet as well as an offsetting liability, regardless of the Corporation's intent to repurchase the loan.

Servicing assets

The Corporation periodically sells or securitizes loans while retaining the obligation to perform the servicing of such loans. In addition, the Corporation may purchase or assume the right to service loans originated by others. Whenever the Corporation undertakes an obligation to service a loan, management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to more than adequately compensate the servicer for performing the servicing. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. Mortgage servicing assets recorded at fair value are separately presented on the Consolidated Statements of Financial Condition.

All separately recognized servicing assets are initially recognized at fair value. For subsequent measurement of servicing rights, the Corporation has elected the fair value method for mortgage loans servicing rights ("MSRs"). Under the fair value measurement method, MSRs are recorded at fair value each reporting period, and changes in fair value are reported in mortgage banking activities in the Consolidated Statement of Operations. Contractual servicing fees including ancillary income and late fees, as well as fair value adjustments, are reported in mortgage banking activities in the Consolidated Statement of Operations. Loan servicing fees, which are based on a percentage of the principal balances of the loans serviced, are credited to income as loan payments are collected.

The fair value of servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the fixed, non-cancelable terms of the respective lease contracts or the estimated useful lives of the asset, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When assets are disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as realized or incurred, respectively.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities relating to operating and finance lease arrangements in its Consolidated Statements of Financial Condition within other assets and other liabilities, respectively. For finance leases, interest is recognized on the lease liability separately from the amortization of the ROU asset, whereas for operating leases a single lease cost is recognized so that the cost of the lease is allocated over the lease term on a straight-line basis. Impairments on ROU assets are evaluated under the guidance for impairment or disposal of long-lived assets. The Corporation recognizes gains on sale and leaseback transactions in earnings when the transfer constitutes a sale, and the transaction was at fair value. Refer to Note 32 to the Consolidated Financial Statements for additional information on operating and finance lease arrangements.

Impairment of long-lived assets

The Corporation evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less costs to sell.

Other real estate

Other real estate, received in satisfaction of a loan, is recorded at fair value less estimated costs of disposal. The difference between the carrying amount of the loan and the fair value less cost to sell is recorded as an adjustment to the ACL. Subsequent to foreclosure, any losses in the carrying value arising from periodic re-evaluations of the properties, and any gains or losses on the sale of these properties are credited or charged to expense in the period incurred and are included as OREO expenses. The cost of maintaining and operating such properties is expensed as incurred.

Updated appraisals are obtained to adjust the value of the other real estate assets. The frequency depends on the loan type and total credit exposure. The appraisal for a commercial or construction other real estate property with a book value equal to or greater than $1 million is updated annually and if lower than $1 million it is updated every two years. For residential mortgage properties, the Corporation requests appraisals annually.

Appraisals may be adjusted due to age, collateral inspections, property profiles, or general market conditions. The adjustments applied are based upon internal information such as other appraisals for the type of properties and/or loss severity information that can provide historical trends in the real estate market and may change from time to time based on market conditions.

Goodwill and other intangible assets

Goodwill is recognized when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. When evaluating goodwill for impairment, the Corporation may decide to first perform a qualitative assessment, or "Step Zero" impairment test, to determine whether it is more likely than not that impairment has occurred. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and our own overall financial and share price performance, among other factors. If it is determined that it is more likely than not that the carrying amounts of our reporting units exceed their fair value, the Corporation will perform a quantitative assessment and calculate the estimated fair value of the respective reporting unit. If the carrying amount of any of the reporting units exceeds its fair value, the Corporation would be required to record an impairment charge for the difference up to the amount of the goodwill. In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Goodwill impairment losses are recorded as part of operating expenses in the Consolidated Statements of Operations.

Other intangible assets deemed to have an indefinite life are not amortized but are tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that an intangible asset has an indefinite life, the Corporation considers expected cash inflows and legal, regulatory, contractual, competitive, economic and other factors, which could limit the intangible asset's useful life.

Other identifiable intangible assets with a finite useful life, mainly core deposits, are amortized using various methods over the periods benefited, which range from 5 to 10 years. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments on intangible assets with a finite useful life are evaluated under the guidance for impairment or disposal of long-lived assets.

Assets sold / purchased under agreements to repurchase / resell

Repurchase and resell agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired or resold as specified in the respective agreements.

It is the Corporation's policy to take possession of securities purchased under agreements to resell. However, the counterparties to such agreements maintain effective control over such securities, and accordingly those securities are not reflected in the Corporation's Consolidated Statements of Financial Condition. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest.

It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

The Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on a straight-line method, is charged to operations over the estimated useful life of the software. Capitalized software is included in "Other assets" in the Consolidated Statement of Financial Condition.

Guarantees, including indirect guarantees of indebtedness to others

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the Consolidated Statements of Operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability considers current conditions, macroeconomic expectations through a 2-years reasonable and supportable period, gradually reverting to historical macroeconomic variables at the model input level over a 3-year period, portfolio composition by risk characteristics, amongst other factors. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The reserve for the estimated losses under the credit recourse arrangements is presented separately within other liabilities in the Consolidated Statements of Financial Condition. Refer to Note 22 to the Consolidated Financial Statements for further disclosures on guarantees.

Treasury stock

Treasury stock is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Financial Condition. At the date of retirement or subsequent reissue, the treasury stock account is reduced by the cost of such stock. At retirement, the excess of the cost of the treasury stock over its par value is recorded entirely to surplus. At reissuance, the difference between the consideration received upon issuance and the specific cost is charged or credited to surplus.

Revenues from contracts with customers

Refer to Note 31 for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contract with customers.

Foreign exchange

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive income (loss), except for highly inflationary environments in which the effects are included in other operating expenses.

The Corporation holds interests in Centro Financiero BHD León, S.A. ("BHD León") in the Dominican Republic. The business of BHD León is mainly conducted in their country's foreign currency. The resulting foreign currency translation adjustment from these operations is reported in accumulated other comprehensive income (loss).

Refer to the disclosure of accumulated other comprehensive income (loss) included in Note 21.

Income taxes

The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled.

The guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50 percent) that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically by the Corporation based on the more likely than not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among others, all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, the future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies. In making such assessments, significant weight is given to evidence that can be objectively verified.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns and future profitability. The Corporation's accounting for deferred tax consequences represents management's best estimate of those future events.

Positions taken in the Corporation's tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not (greater than 50%) that the position will be sustained upon examination by the tax authorities, assuming full knowledge of the position and all relevant facts. The amount of unrecognized tax benefit may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, including addition or elimination of uncertain tax positions, status of examinations, litigation, settlements with tax authorities and legislative activity.

The Corporation accounts for the taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

Income tax expense or benefit for the year is allocated among continuing operations, discontinued operations, and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the tax effect of the pre-tax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in tax laws or rates, (c) changes in tax status, and (d) tax-deductible dividends paid to stockholders, subject to certain exceptions.

Employees' retirement and other postretirement benefit plans

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715 requires the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans on the Consolidated Statements of Financial Condition.

Stock-based compensation

The Corporation opted to use the fair value method of recording stock-based compensation as described in the guidance for employee share plans in ASC Subtopic 718-50.

Comprehensive income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners.

Comprehensive income (loss) is separately presented in the Consolidated Statements of Comprehensive Income.

Net income per common share

Basic income per common share is computed by dividing net income adjusted for preferred stock dividends, including undeclared or unpaid dividends if cumulative, and charges or credits related to the extinguishment of preferred stock or induced conversions of preferred stock, by the weighted average number of common shares outstanding during the year. Diluted income per common share takes into consideration the weighted average common shares adjusted for the effect of stock options, restricted stock, performance shares and warrants, if any, using the treasury stock method.

Statement of cash flows

For purposes of reporting cash flows, cash includes cash on hand and amounts due from banks, including restricted cash.

Note 3 - New accounting pronouncements

Recently Adopted Accounting Standards Updates

Standard	*Description*	*Date of adoption*	*Effect on the financial statements*
FASB ASU 2025-02, Liabilities (Topic 405) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122	The Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2025-02 in March 2025, which amends the guidance in Accounting Standards Codification ("ASC") 450-10-S99-1 by removing the interpretative guidance of Section FF of Topic 5 in the Staff Accounting Bulletin Series ("SAB") text that addressed the accounting for obligations to safeguard crypto-assets held by platform users to align the ASC with the latest SAB 112 directive, ensuring consistency and clarity.	March 18, 2025	The Corporation was not impacted by the adoption of this ASU since it does not currently hold crypto-assets.
FASB ASU 2024-02, Codification Improvements – Amendments to Remove References to the Concepts Statements	The FASB issued ASU 2024-02 in March 2024, which removes various references to concept statements from the ASC. The ASU intends to simplify the Codification and distinguish between nonauthoritative and authoritative guidance.	January 1, 2025	The Corporation was not impacted by the adoption of this ASU since it did not provide for accounting changes or new presentation or disclosure requirements. The ASU eliminated references within the ASC to the concept statements, which is considered non-authoritative guidance.
FASB ASU 2024-01, Compensation – Stock Compensation (Topic 718) – Scope Application of Profits Interest and Similar Awards	The FASB issued ASU 2024-01 in March 2024, which amends ASC Topic 718 by including an illustrative example to demonstrate how an entity would apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest awards should be accounted for in accordance with ASC Topic 718. The ASU is intended to reduce complexity and diversity in practice.	January 1, 2025	The Corporation was not impacted by the adoption of this ASU since the performance share awards of the Corporation continue to meet the requirements of ASC 718-10-15-3.
FASB ASU 2023-09, Income Tax (Topic 740) – Improvements to Income Tax Disclosures	The FASB issued ASU 2023-09 in December 2023, which amends ASC Topic 740 by enhancing disclosures regarding rate reconciliation and requiring the disclosure of income taxes paid, income (or loss) before income tax expense and income tax expense disaggregated by national, state and foreign level. Disclosures that no longer were considered cost beneficial or relevant were removed from ASC Topic 740.	January 1, 2025	The Corporation adopted ASU 2023-09 for it's Consolidated Financial Statements in this Annual Report as of December 31, 2025. The adoption of this standard resulted in the prospective inclusion of certain new categories in the effective income tax rate and income tax expense tabular disclosures, as well as the disclosure of income taxes paid. Refer to Note 34 – Income taxes for the additional disclosures included.

Recently Adopted Accounting Standards Updates

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60) – Accounting for and Disclosure of Crypto Assets	The FASB issued ASU 2023-08 in December 2023, which amends ASC Subtopic 350-60 by requiring that crypto assets are measured at fair value in the statement of financial position each reporting period with changes from remeasurement being recognized in net income. The ASU also requires enhanced disclosures for both annual and interim reporting periods to provide investors with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings.	January 1, 2025	The Corporation was not impacted by the adoption of this ASU since it does not currently hold crypto-assets.
FASB ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60) – Recognition and initial measurement	The FASB issued ASU 2023-05 in August 2023, which amends ASC Subtopic 805-60 to include specific guidance about how joint ventures should recognize and initially measure assets contributed and liabilities assumed. The amendments require that a joint venture, upon formation, recognize and initially measure its assets and liabilities at fair value.	January 1, 2025	The Corporation was not impacted at the time of adoption of this ASU since it elected to prospectively apply the standard. The Corporation will consider this guidance for the initial measurement of assets and liabilities of joint ventures created after the date of adoption.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2025-12, Codification Improvements	The FASB issued ASU 2025-12 in December 2025 which clarify and correct errors within the ASC. The update includes targeted refinements across multiple topics and it is not expected to have a significant effect on current accounting practices.	January 1, 2027	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2025-11, Interim Reporting (Topic 270) – Narrow-Scope Improvements	The FASB issued ASU 2025-11 in December 2025, to clarify interim disclosure requirements under ASC Topic 270. The update provides a comprehensive list of interim disclosures that are required within interim financial statements and introduces a principles-based requirement to disclose events since the last annual period that may have a material impact.	January 1, 2028	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2025-10, Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities	The FASB issued ASU 2025-10 in December 2025, which establishes the accounting for government grants received by a business entity. The update establishes recognition, measurement, and disclosure requirements for government grants. It allows asset related grants to be recognized either as deferred income or as an adjustment to the cost basis of an asset and income-related grants as deferred income.	January 1, 2029	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2025-09, Derivatives and Hedging (Topic 815) – Hedge Accounting Improvements	The FASB issued ASU 2025-09 in November 2025, which aims to improve and broaden hedge accounting under ASC Topic 815 by allowing entities to group forecasted transaction with similar risk exposures, provides a model for hedging choose-your rate debt , expands hedge accounting for forecasted purchases and sales of non financial assets, eliminates net written option limitations for certain compound derivatives, and resolves recognition mismatches in dual hedging strategies involving foreign-currency-denominated debt.	January 1, 2027	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2025-08, Financial Instruments – Credit Losses (Topic 326) – Purchased Loans	The FASB issued ASU 2025-08 in November 2025, which aims to simplify and reduce the complexity of the accounting for purchased loans under ASC Topic 326. The update expands the population of loans subject to the gross-up approach to include purchased seasoned loans, regardless whether they had credit deterioration.	January 1, 2027	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) – Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract	The FASB issued ASU 2025-07 in September 2025, which refines the scope of derivative accounting under ASC Topic 815 and clarifies the treatment of share-based noncash consideration under ASC Topic 606. The update excludes certain non-exchange traded contracts with underlying based on the operations of one of the parties from derivative accounting, aiming to better reflect the nature of these arrangements and reduce complexity. It also confirms that share-based noncash consideration from a customer should be accounted for under ASC Topic 606 until the right to receive or retain such non-cash consideration becomes unconditional, promoting consistency in revenue recognition practices.	January 1, 2027	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software	The FASB issued ASU 2025-06 in September 2025, which seeks to modernize the accounting for internal-use software under ASC Subtopic 350-40, Intangibles – Goodwill and Other – Internal-Use Software. The update replaces the traditional stage-based model (preliminary, development, post-implementation) with a principles-based framework that better reflects current software development practices, including agile and cloud-based approaches.	January 1, 2028	The Corporation is currently evaluating the impact that the adoption of this guidance will have on our accounting for internal use software considering our development practices which may include agile and cloud based approaches. Given the recent issuance of this guidance it is too early to tell whether the impact will be material in our financial statements and presentation and disclosures.
FASB ASU 2025-05, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses for Accounts Receivables and Contract Assets	The FASB issued ASU 2025-05 in July 2025, which permits entities to elect a practical expedient when accounting for current accounts receivable and current contract assets arising from transactions accounted for under ASC Topic 606, Revenue from Contracts with Customers. This practical expedient establishes that, in developing reasonable and supportable forecasts as part of estimating expected credit losses, entities assume that current conditions as of the balance sheet date do not change for the remaining life of the asset.	January 1, 2026	The Corporation does not expect to be impacted by the adoption of this standard as it will not elect the practical expedient.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) – Clarifications to Share-Based Consideration Payable to a Customer	The FASB issued ASU 2025-04 in May 2025, which clarifies the accounting for share-based awards granted as consideration payable to a customer. The ASU expands the definition of performance condition for share-based consideration under ASC 718 and eliminates the forfeiture policy election for service conditions. It also confirms that the variable consideration constraint in ASC 606 does not apply to such awards.	January 1, 2027	The Corporation does not expect to be impacted by the adoption of this ASU since it does not grant share-based payment awards to customers.
FASB ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810) – Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity	The FASB issued ASU 2025-03 in May 2025 which requires that an entity consider the factors in paragraphs 805-10-55-12 through 55-15 when it is involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity ("VIE") that meets the definition of a business to determine which entity is the accounting acquirer. This replaces the previous requirement that the primary beneficiary always is the acquirer.	January 1, 2027	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20) – Induced Conversions of Convertible Debt Instruments	The FASB issued ASU 2024-04 in November 2024, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Also it makes additional clarifications to assist stakeholders in applying the guidance. The ASU clarifies that the incorporation, elimination, or modification of a volume-weighted average price ("VWAP") formula does not automatically cause a settlement to be accounted for as an extinguishment and that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted.	January 1, 2026	The Corporation does not expect to be impacted by the adoption of this ASU since it does not hold convertible debt.
FASB ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses (As updated by ASU 2025-01)	The FASB issued ASU 2024-03 in November 2024, which requires public entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods to improve financial transparency.	For fiscal years beginning on January 1, 2027 For interim periods within fiscal years beginning after January 1, 2028	The Corporation is currently evaluating the impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	The FASB issued ASU 2023-06 in October 2023 which modifies the disclosure or presentation requirements of various subtopics in the Codification with the purpose of aligning U.S. GAAP requirements with those of the SEC under Regulation S-X and S-K.	The date on which the SEC removes related disclosure requirements. If by June 30, 2027 the SEC has not removed the applicable requirements, the standard will not become effective.	The Corporation does not expect to be impacted by the adoption of this ASU since it is subject to SEC's current disclosure and presentation requirements under Regulation S-X and S-K.

Note 4 - Restrictions on cash and due from banks and certain securities

BPPR is required by regulatory agencies to maintain average reserve balances with the Federal Reserve Bank of New York (the "Fed") or other banks. Required average reserve balances in BPPR amounted to $2.7 billion at December 31, 2025 (December 31, 2024 – $2.6 billion). Cash and due from banks, as well as other highly liquid securities, are used to cover these required average reserve balances.

At December 31, 2025, the Corporation held $64 million in restricted assets in the form of funds deposited in money market accounts, debt securities available for sale and equity securities (December 31, 2024 – $61 million). The restricted assets held in debt securities available for sale and equity securities consist primarily of assets held for the Corporation's non-qualified retirement plans and fund deposits guaranteeing possible liens or encumbrances over the title of insured properties.

Note 5 - Debt securities available-for-sale

The following tables present the amortized cost, gross unrealized gains and losses, fair value, weighted average yield and contractual maturities of debt securities available-for-sale at December 31, 2025 and December 31, 2024.

	At December 31, 2025				
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities					
Within 1 year	$10,154,698	$ 4,716	$ 1,528	$10,157,886	3.44%
After 1 to 5 years	5,555,079	29,795	19,306	5,565,568	3.70
Total U.S. Treasury securities	15,709,777	34,511	20,834	15,723,454	3.53
Collateralized mortgage obligations - federal agencies					
Within 1 year	152	–	1	151	1.97
After 1 to 5 years	4,879	–	88	4,791	1.49
After 5 to 10 years	11,524	–	482	11,042	2.45
After 10 years	90,018	180	5,941	84,257	2.92
Total collateralized mortgage obligations - federal agencies	106,573	180	6,512	100,241	2.80
Mortgage-backed securities - federal agencies					
Within 1 year	963	1	9	955	2.08
After 1 to 5 years	65,843	11	1,530	64,324	2.35
After 5 to 10 years	1,030,661	256	67,116	963,801	1.85
After 10 years	4,527,032	881	806,466	3,721,447	1.75
Total mortgage-backed securities - federal agencies	5,624,499	1,149	875,121	4,750,527	1.78
Other					
Within 1 year	750	–	–	750	4.43
Total other	750	–	–	750	4.43
Total debt securities available-for-sale[1]	$21,441,599	$35,840	$902,467	$20,574,972	3.07%

[1] Includes $14.3 billion pledged to secure government and trust deposits, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $13.2 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $6.3 billion that could be used to increase its borrowing facilities.

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
			At December 31, 2024		
U.S. Treasury securities					
Within 1 year	$10,555,397	$1,282	$ 46,275	$10,510,404	3.33%
After 1 to 5 years	2,547,936	151	63,381	2,484,706	3.07
Total U.S. Treasury securities	13,103,333	1,433	109,656	12,995,110	3.28
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	10,538	–	345	10,193	1.53
After 5 to 10 years	15,334	–	904	14,430	2.24
After 10 years	104,168	132	8,639	95,661	2.76
Total collateralized mortgage obligations - federal agencies	130,040	132	9,888	120,284	2.60
Mortgage-backed securities - federal agencies					
Within 1 year	776	–	5	771	1.65
After 1 to 5 years	79,542	8	2,700	76,850	2.35
After 5 to 10 years	733,506	82	45,078	688,510	2.37
After 10 years	5,468,448	337	1,106,657	4,362,128	1.67
Total mortgage-backed securities - federal agencies	6,282,272	427	1,154,440	5,128,259	1.75
Other					
Within 1 year	500	–	–	500	5.00
After 1 to 5 years	1,750	–	–	1,750	5.50
Total other	2,250	–	–	2,250	5.39
Total debt securities available-for-sale[1]	$19,517,895	$1,992	$1,273,984	$18,245,903	2.78%

[1] Includes $13.9 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $12.9 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $4.3 billion that could be used to increase its borrowing facilities.

The weighted average yield on debt securities available-for-sale is based on amortized cost; therefore, it does not give effect to changes in fair value.

Securities not due on a single contractual maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations, mortgage-backed securities and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities available-for-sale at December 31, 2025 by contractual maturity.

(In thousands)	Amortized cost	Fair value
Within 1 year	$10,156,563	$10,159,742
After 1 to 5 years	5,625,801	5,634,683
After 5 to 10 years	1,042,185	974,843
After 10 years	4,617,050	3,805,704
Total debt securities available-for-sale	$21,441,599	$20,574,972

At December 31, 2025, the Corporation did not intend to sell or believed it was more likely than not that it would be required to sell debt securities classified as available-for-sale. There were no debt securities available-for-sale sold during the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

The following tables present the Corporation's fair value and gross unrealized losses of debt securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2025 and 2024.

| | At December 31, 2025 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$ 992,083	$ 82	$ 943,699	$ 20,752	$ 1,935,782	$ 20,834
Collateralized mortgage obligations - federal agencies	1,481	3	83,266	6,509	84,747	6,512
Mortgage-backed securities - federal agencies	222,333	9,975	4,469,097	865,146	4,691,430	875,121
Total debt securities available-for-sale in an unrealized loss position	$1,215,897	$10,060	$5,496,062	$ 892,407	$ 6,711,959	$ 902,467

| | At December 31, 2024 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$2,309,894	$24,646	$3,638,092	$ 85,010	$ 5,947,986	$ 109,656
Collateralized mortgage obligations - federal agencies	4,878	27	102,160	9,861	107,038	9,888
Mortgage-backed securities - federal agencies	70,777	3,175	5,031,414	1,151,265	5,102,191	1,154,440
Total debt securities available-for-sale in an unrealized loss position	$2,385,549	$27,848	$8,771,666	$1,246,136	$11,157,215	$1,273,984

As of December 31, 2025, the portfolio of available-for-sale debt securities reflects gross unrealized losses of $0.9 billion (December 31, 2024 - $1.3 billion), driven mainly by mortgage-backed securities, impacted by the higher-interest rate environment and the portfolio's longer duration. The portfolio of available-for-sale debt securities is comprised mainly of U.S Treasuries and obligations from the U.S. Government, its agencies or government sponsored entities, including Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA"). These securities carry an explicit or implicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption.

Note 6 - Debt securities held-to-maturity

The following tables present the amortized cost, allowance for credit losses, gross unrealized gains and losses, fair value, weighted average yield and contractual maturities of debt securities held-to-maturity at December 31, 2025 and 2024.

				At December 31, 2025				
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$2,558,293	$2,519,071	$ –	$2,519,071	$ 5,224	$ 110	$2,524,185	1.31%
After 1 to 5 years	5,003,219	4,749,896	–	4,749,896	35,910	–	4,785,806	1.27
Total U.S. Treasury securities	7,561,512	7,268,967	–	7,268,967	41,134	110	7,309,991	1.28
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	2,605	2,605	5	2,600	4	–	2,604	6.43
After 1 to 5 years	12,508	12,508	39	12,469	24	87	12,406	3.49
After 5 to 10 years	450	450	15	435	15	–	450	5.81
After 10 years	35,544	35,544	5,753	29,791	2,908	1,829	30,870	1.43
Total obligations of Puerto Rico, States and political subdivisions	51,107	51,107	5,812	45,295	2,951	1,916	46,330	2.22
Collateralized mortgage obligations - federal agencies								
After 10 years	1,495	1,495	–	1,495	–	189	1,306	2.87
Total collateralized mortgage obligations - federal agencies	1,495	1,495	–	1,495	–	189	1,306	2.87
Securities in wholly owned statutory business trusts								
After 5 to 10 years	5,960	5,960	–	5,960	–	–	5,960	6.33
Total securities in wholly owned statutory business trusts	5,960	5,960	–	5,960	–	–	5,960	6.33
Total debt securities held-to-maturity [2]	$7,620,074	$7,327,529	$5,812	$7,321,717	$44,085	$2,215	$7,363,587	1.29%

[1] Book value includes $293 million of unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities previously transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio.

[2] Includes $7.3 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $98.8 million that could be used to increase its borrowing facilities.

	At December 31, 2024							
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 599,910	$ 599,910	$ –	$ 599,910	$ –	$ 4,498	$ 595,412	2.76%
After 1 to 5 years	7,572,435	7,093,508	–	7,093,508	–	65,096	7,028,412	1.28
Total U.S. Treasury securities	8,172,345	7,693,418	–	7,693,418	–	69,594	7,623,824	1.39
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	2,440	2,440	5	2,435	3	–	2,438	6.39
After 1 to 5 years	16,454	16,454	80	16,374	47	80	16,341	3.69
After 5 to 10 years	655	655	22	633	20	–	653	5.81
After 10 years	37,633	37,633	5,210	32,423	2,318	2,596	32,145	1.42
Total obligations of Puerto Rico, States and political subdivisions	57,182	57,182	5,317	51,865	2,388	2,676	51,577	2.34
Collateralized mortgage obligations - federal agencies								
After 10 years	1,518	1,518	–	1,518	–	214	1,304	2.87
Total collateralized mortgage obligations - federal agencies	1,518	1,518	–	1,518	–	214	1,304	2.87
Securities in wholly owned statutory business trusts								
After 5 to 10 years	5,959	5,959	–	5,959	–	–	5,959	6.33
Total securities in wholly owned statutory business trusts	5,959	5,959	–	5,959	–	–	5,959	6.33
Total debt securities held-to-maturity [2]	$8,237,004	$7,758,077	$5,317	$7,752,760	$2,388	$72,484	$7,682,664	1.40%

[1] Book value includes $479 million of unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio.

[2] Includes $7.6 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $139.9 million that could be used to increase its borrowing facilities.

Securities not due on a single contractual maturity date, such as collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities held-to-maturity at December 31, 2025 by contractual maturity.

(In thousands)	Amortized cost	Book Value	Fair value
Within 1 year	$2,560,898	$2,521,676	$2,526,789
After 1 to 5 years	5,015,727	4,762,404	4,798,212
After 5 to 10 years	6,410	6,410	6,410
After 10 years	37,039	37,039	32,176
Total debt securities held-to-maturity	$7,620,074	$7,327,529	$7,363,587

Credit Quality Indicators

The following describes the credit quality indicators by major security type that the Corporation considers to develop the estimate of the allowance for credit losses for investment securities held-to-maturity.

As discussed in Note 2 to the Consolidated Financial Statement, U.S. Treasury securities carry an explicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no allowance for credit losses ("ACL") for these securities has been established.

At December 31, 2025 and December 31, 2024, the "Obligations of Puerto Rico, States and political subdivisions" classified as held-to-maturity, included securities issued by municipalities of Puerto Rico that are generally not rated by a credit rating agency. The Corporation performs periodic credit quality reviews of these securities and internally assigns standardized credit risk ratings based on its evaluation. For the definitions of the obligor risk ratings, refer to the Credit Quality section of Note 8 to the Consolidated Financial Statements. This includes an amortized cost of $8.7 million of general and special obligation bonds issued by three municipalities of Puerto Rico, of which $7.9 million have a "Pass" rating, that are payable primarily from certain property taxes imposed by the issuing municipality (compared to $13 million and $11.1 million, respectively, at December 31, 2024).

At December 31, 2025, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also included $36 million in securities issued by the Puerto Rico Housing Finance Authority ("HFA"), a government instrumentality, for which the underlying source of payment is second mortgage loans in Puerto Rico residential properties (not the government), but for which HFA, provides a guarantee in the event of default and upon the satisfaction of certain other conditions (December 31, 2024 - $38 million). These securities are not rated by a credit rating agency. Refer to Note 23 to the Consolidated Financial Statements for additional information on the Corporation's exposure to the Puerto Rico Government.

The Corporation assesses the credit risk associated with these HFA securities by evaluating the refreshed FICO scores of a representative sample of the underlying borrowers. As of December 31, 2025, the average refreshed FICO score for the sample, comprised of 77% of the nominal value of the securities, used for the loss estimate was of 698 (compared to 72% and 674, respectively, at December 31, 2024). The loss estimates for this portfolio was based on the methodology established under CECL for similar loan obligations. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

A deterioration of the Puerto Rico economy or of the fiscal health of the Government of Puerto Rico and/or its instrumentalities (including if any of the issuing municipalities become subject to a debt restructuring proceeding under the Puerto Rico Oversight Management and Economic Stability Act ("PROMESA") could adversely affect the value of these securities, resulting in losses to the Corporation.

At December 31, 2025, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also included $6.8 million in securities issued by the HFA for which the underlying source of payment is U.S. Treasury securities (December 31, 2024 - $6.9 million). The Corporation applies a zero-credit loss assumption for these securities, and no ACL has been established for these securities given that U.S. Treasury securities carry an explicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses.

Delinquency status

At December 31, 2025 and December 31, 2024, there were no securities held-to-maturity in past due or non-performing status.

Allowance for credit losses on debt securities held-to-maturity

The allowance for credit losses related to the Obligations of Puerto Rico and the States and Political subdivisions securities at December 31, 2025 was $5.8 million (December 31, 2024 - $5.3 million).

Note 7 - Loans

For a summary of the accounting policies related to loans, interest recognition and allowance for credit losses refer to Note 2 to the Consolidated Financial Statements.

The following table presents the Corporation's loan purchases (including repurchases) for the years ended December 31, 2025 and 2024 by class of loans:

	For the years ended December 31,	
(In thousands)	2025	2024
Commercial	$250,032	$296,201
Mortgage	491,832	378,573
Ending balance	$741,864	$674,774

The following table presents the Corporation's whole-loan sales for the years ended December 31, 2025 and 2024 by class of loans:

	For the years ended December 31,	
(In thousands)	2025	2024
Commercial	$47,347	$25,155
Construction	9,338	16,656
Mortgage	35,454	44,680
Ending balance	$92,139	$86,491

Delinquency status

The following tables present the amortized cost basis of loans held-in-portfolio ("HIP"), net of unearned income, by past due status, and by loan class including those that are in non-performing status or that are accruing interest but are past due 90 days or more at December 31, 2025 and 2024.

December 31, 2025								
BPPR								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 6,579	$ 155	$ 112	$ 6,846	$ 296,502	$ 303,348	$ 112	$ –
Commercial real estate:								
Non-owner occupied	2,457	299	35,692	38,448	3,356,682	3,395,130	35,692	–
Owner occupied	2,760	681	24,567	28,008	1,168,585	1,196,593	24,567	–
Commercial and industrial	8,864	3,760	187,222	199,846	5,770,227	5,970,073	183,914	3,308
Construction	17,283	–	–	17,283	340,258	357,541	–	–
Mortgage	261,145	133,124	329,613	723,882	6,624,085	7,347,967	132,373	197,240
Leasing	23,748	4,640	9,179	37,567	1,963,798	2,001,365	9,179	–
Consumer:								
Credit cards	13,700	10,617	27,529	51,846	1,204,885	1,256,731	–	27,529
Home equity lines of credit	–	–	–	–	1,908	1,908	–	–
Personal	19,608	11,894	19,082	50,584	1,785,818	1,836,402	18,863	219
Auto	109,103	25,495	52,200	186,798	3,633,014	3,819,812	52,200	–
Other	927	2,688	2,285	5,900	165,858	171,758	1,809	476
Total	$466,174	$193,353	$687,481	$1,347,008	$26,311,620	$27,658,628	$458,709	$228,772

December 31, 2025								
Popular U.S.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 9,500	$ –	$ 8,636	$18,136	$ 2,134,306	$ 2,152,442	$ 8,636	$ –
Commercial real estate:								
Non-owner occupied	–	1,600	7,020	8,620	2,139,534	2,148,154	7,020	–
Owner occupied	–	–	–	–	1,956,487	1,956,487	–	–
Commercial and industrial	7,608	928	6,686	15,222	2,622,117	2,637,339	6,498	188
Construction	–	–	–	–	1,317,358	1,317,358	–	–
Mortgage	15,596	6,400	13,422	35,418	1,266,055	1,301,473	13,422	–
Consumer:								
Credit cards	–	–	–	–	(14)	(14)	–	–
Home equity lines of credit	1,282	82	2,796	4,160	72,624	76,784	2,796	–
Personal	983	832	1,233	3,048	66,778	69,826	1,233	–
Other	–	–	29	29	9,012	9,041	29	–
Total	$34,969	$9,842	$39,822	$84,633	$11,584,257	$11,668,890	$39,634	$188

December 31, 2025

Popular, Inc.

(In thousands)	Past due						Past due 90 days or more	
	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 16,079	$ 155	$ 8,748	$ 24,982	$ 2,430,808	$ 2,455,790	$ 8,748	$ –
Commercial real estate:								
Non-owner occupied	2,457	1,899	42,712	47,068	5,496,216	5,543,284	42,712	–
Owner occupied	2,760	681	24,567	28,008	3,125,072	3,153,080	24,567	–
Commercial and industrial	16,472	4,688	193,908	215,068	8,392,344	8,607,412	190,412	3,496
Construction	17,283	–	–	17,283	1,657,616	1,674,899	–	–
Mortgage [1]	276,741	139,524	343,035	759,300	7,890,140	8,649,440	145,795	197,240
Leasing	23,748	4,640	9,179	37,567	1,963,798	2,001,365	9,179	–
Consumer:								
Credit cards	13,700	10,617	27,529	51,846	1,204,871	1,256,717	–	27,529
Home equity lines of credit	1,282	82	2,796	4,160	74,532	78,692	2,796	–
Personal	20,591	12,726	20,315	53,632	1,852,596	1,906,228	20,096	219
Auto	109,103	25,495	52,200	186,798	3,633,014	3,819,812	52,200	–
Other	927	2,688	2,314	5,929	174,870	180,799	1,838	476
Total	$501,143	$203,195	$727,303	$1,431,641	$37,895,877	$39,327,518	$498,343	$228,960

[1] At December 31, 2025, mortgage loans held-in-portfolio include $3.2 billion of loans that carry certain guarantees from the FHA or the VA, for which the Corporation's policy is to exclude them from non-performing status, of which $197 million are 90 days or more past due. The portfolio of guaranteed loans includes $47 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2025. The Corporation has $27 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2025.

[2] Loans held-in-portfolio are net of $422 million in unearned income and exclude $10 million in loans held-for-sale.

[3] Includes $22.7 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $7.5 billion were pledged at the Federal Home Loan Bank ("FHLB") as collateral for borrowings and $15.2 billion at the Federal Reserve Bank ("FRB") for discount window borrowings. As of December 31, 2025, the Corporation had an available borrowing facility with the FHLB and the discount window of FRB of $4.0 billion and $12.1 billion, respectively.

December 31, 2024

BPPR

(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
	Past due						Past due 90 days or more	
Commercial multi-family	$ 1,491	$ 113	$ 79	$ 1,683	$ 306,318	$ 308,001	$ 79	$ –
Commercial real estate:								
Non-owner occupied	3,103	586	6,429	10,118	3,236,385	3,246,503	6,429	–
Owner occupied	11,054	808	25,258	37,120	1,338,791	1,375,911	25,258	–
Commercial and industrial	5,738	2,712	23,895	32,345	5,314,549	5,346,894	19,335	4,560
Construction	1,039	–	–	1,039	211,251	212,290	–	–
Mortgage	262,222	116,694	365,759	744,675	6,065,206	6,809,881	158,442	207,317
Leasing	23,991	6,062	9,588	39,641	1,885,764	1,925,405	9,588	–
Consumer:								
Credit cards	17,399	11,719	29,960	59,078	1,158,975	1,218,053	–	29,960
Home equity lines of credit	16	129	–	145	1,895	2,040	–	–
Personal	19,503	13,005	20,269	52,777	1,697,600	1,750,377	20,269	–
Auto	111,358	27,858	51,792	191,008	3,632,429	3,823,437	51,792	–
Other	1,816	277	1,312	3,405	156,824	160,229	899	413
Total	$458,730	$179,963	$534,341	$1,173,034	$25,005,987	$26,179,021	$292,091	$242,250

December 31, 2024

Popular U.S.

(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
	Past due						Past due 90 days or more	
Commercial multi-family	$ –	$ 5,443	$ 8,700	$ 14,143	$ 2,077,476	$ 2,091,619	$ 8,700	$ –
Commercial real estate:								
Non-owner occupied	6,792	–	8,015	14,807	2,101,925	2,116,732	8,015	–
Owner occupied	–	–	5,191	5,191	1,776,644	1,781,835	5,191	–
Commercial and industrial	10,336	5,323	1,938	17,597	2,377,071	2,394,668	1,748	190
Construction	–	–	–	–	1,051,502	1,051,502	–	–
Mortgage	18,148	5,417	29,890	53,455	1,250,847	1,304,302	29,890	–
Consumer:								
Credit cards	–	–	–	–	26	26	–	–
Home equity lines of credit	530	986	3,393	4,909	66,622	71,531	3,393	–
Personal	1,808	1,509	1,741	5,058	99,809	104,867	1,741	–
Other	514	–	11	525	11,024	11,549	11	–
Total	$38,128	$18,678	$58,879	$115,685	$10,812,946	$10,928,631	$58,689	$190

December 31, 2024								
Popular, Inc.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 1,491	$ 5,556	$ 8,779	$ 15,826	$ 2,383,794	$ 2,399,620	$ 8,779	$ –
Commercial real estate:								
Non-owner occupied	9,895	586	14,444	24,925	5,338,310	5,363,235	14,444	–
Owner occupied	11,054	808	30,449	42,311	3,115,435	3,157,746	30,449	–
Commercial and industrial	16,074	8,035	25,833	49,942	7,691,620	7,741,562	21,083	4,750
Construction	1,039	–	–	1,039	1,262,753	1,263,792	–	–
Mortgage [1]	280,370	122,111	395,649	798,130	7,316,053	8,114,183	188,332	207,317
Leasing	23,991	6,062	9,588	39,641	1,885,764	1,925,405	9,588	–
Consumer:								
Credit cards	17,399	11,719	29,960	59,078	1,159,001	1,218,079	–	29,960
Home equity lines of credit	546	1,115	3,393	5,054	68,517	73,571	3,393	–
Personal	21,311	14,514	22,010	57,835	1,797,409	1,855,244	22,010	–
Auto	111,358	27,858	51,792	191,008	3,632,429	3,823,437	51,792	–
Other	2,330	277	1,323	3,930	167,848	171,778	910	413
Total	$496,858	$198,641	$593,220	$1,288,719	$35,818,933	$37,107,652	$350,780	$242,440

[1] At December 31, 2024 mortgage loans held-in-portfolio include $2.6 billion of loans that carry certain guarantees from the FHA or the VA, for which the Corporation's policy is to exclude them from non-performing status, of which $207 million are 90 days or more past due. The portfolio of guaranteed loans includes $65 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2024. The Corporation has $31 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2024.

[2] Loans held-in-portfolio are net of $415 million in unearned income and exclude $5 million in loans held-for-sale.

[3] Includes $16.8 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $7.3 billion were pledged at the FHLB as collateral for borrowings and $9.5 billion at the FRB for discount window borrowings. As of December 31, 2024, the Corporation had an available borrowing facility with the FHLB and the discount window of FRB of $3.8 billion and $7.0 billion, respectively.

The components of the net financing leases, including finance leases within the C&I category, receivable at December 31, 2025 and 2024 were as follows:

(In thousands)	2025	2024
Total minimum lease payments	$1,722,141	$1,676,763
Estimated residual value of leased property	820,333	774,752
Deferred origination costs, net of fees	28,800	29,398
Less - Unearned financing income	408,735	403,273
Net minimum lease payments	2,162,539	2,077,640
Less - Allowance for credit losses	20,095	17,691
Net minimum lease payments, net of allowance for credit losses	$2,142,444	$2,059,949

At December 31, 2025, future minimum lease payments are expected to be received as follows:

(In thousands)	
2026	$169,390
2027	227,657
2028	313,503
2029	393,504
2030	448,441
2031 and thereafter	169,646
Total	$1,722,141

The following tables present the amortized cost basis of non-accrual loans as of December 31, 2025 and December 31, 2024 by class of loans:

	December 31, 2025					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ –	$ 112	$ 8,137	$ 499	$ 8,137	$ 611
Commercial real estate non-owner occupied	31,408	4,284	6,979	41	38,387	4,325
Commercial real estate owner occupied	16,576	7,991	–	–	16,576	7,991
Commercial and industrial	6,245	177,669	5,985	513	12,230	178,182
Mortgage	59,302	73,071	732	12,690	60,034	85,761
Leasing	771	8,408	–	–	771	8,408
Consumer:						
HELOCs	–	–	–	2,796	–	2,796
Personal	3,314	15,549	–	1,233	3,314	16,782
Auto	2,252	49,948	–	–	2,252	49,948
Other	378	1,431	–	29	378	1,460
Total	$120,246	$338,463	$21,833	$17,801	$142,079	$356,264

	December 31, 2024					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ –	$ 79	$ 8,700	$ –	$ 8,700	$ 79
Commercial real estate non-owner occupied	3,450	2,979	7,115	900	10,565	3,879
Commercial real estate owner occupied	17,767	7,491	4,957	234	22,724	7,725
Commercial and industrial	9,020	10,315	–	1,748	9,020	12,063
Mortgage	66,176	92,266	1,069	28,821	67,245	121,087
Leasing	500	9,088	–	–	500	9,088
Consumer:						
HELOCs	–	–	–	3,393	–	3,393
Personal	2,960	17,309	–	1,741	2,960	19,050
Auto	1,992	49,800	–	–	1,992	49,800
Other	–	899	–	11	–	910
Total	$101,865	$190,226	$21,841	$36,848	$123,706	$227,074

The Corporation has designated loans classified as collateral dependent for which the ACL is measured based on the fair value of the collateral less cost to sell, when foreclosure is probable or when the repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. Appraisals are updated every one to two years depending on the type of loan and the total exposure of the borrower.

Loans in non-accrual status with no allowance at December 31, 2025 include $142 million in collateral dependent loans (December 31, 2024 - $124 million). The Corporation recognized $6 million in interest income on non-accrual loans during the year ended December 31, 2025 (December 31, 2024 - $4 million).

The following tables present the amortized cost basis of collateral-dependent loans, for which the ACL was measured based on the fair value of the collateral less cost to sell, by class of loans and type of collateral as of December 31, 2025 and December 31, 2024:

	December 31, 2025					
(In thousands)	Real Estate	Auto	Equipment	Accounts Receivables	Other	Total
BPPR						
Commercial multi-family	$ 1,206	$ –	$ –	$ –	$ –	$ 1,206
Commercial real estate:						
Non-owner occupied	127,031	–	–	–	–	127,031
Owner occupied	23,014	–	–	–	–	23,014
Commercial and industrial	2,378	–	4,476	203	94	7,151
Mortgage	67,380	–	–	–	–	67,380
Leasing	–	1,925	–	–	–	1,925
Consumer:						
Personal	3,402	–	–	–	–	3,402
Auto	–	16,512	–	–	–	16,512
Other	–	31	–	–	363	394
Total BPPR	$224,411	$18,468	$4,476	$203	$ 457	$248,015
Popular U.S.						
Commercial multi-family	$ 16,395	$ –	$ –	$ –	$ –	$ 16,395
Commercial real estate:						
Non-owner occupied	65,630	–	–	–	–	65,630
Commercial and industrial	4,187	–	–	–	1,798	5,985
Mortgage	1,398	–	–	–	–	1,398
Total Popular U.S.	$ 87,610	$ –	$ –	$ –	$1,798	$ 89,408
Popular, Inc.						
Commercial multi-family	$ 17,601	$ –	$ –	$ –	$ –	$ 17,601
Commercial real estate:						
Non-owner occupied	192,661	–	–	–	–	192,661
Owner occupied	23,014	–	–	–	–	23,014
Commercial and industrial	6,565	–	4,476	203	1,892	13,136
Mortgage	68,778	–	–	–	–	68,778
Leasing	–	1,925	–	–	–	1,925
Consumer:						
Personal	3,402	–	–	–	–	3,402
Auto	–	16,512	–	–	–	16,512
Other	–	31	–	–	363	394
Total Popular, Inc.	$312,021	$18,468	$4,476	$203	$2,255	$337,423

		December 31, 2024			
(In thousands)	Real Estate	Auto	Equipment	Other	Total
BPPR					
Commercial multi-family	$ 1,278	$ –	$ –	$ –	$ 1,278
Commercial real estate:					
Non-owner occupied	145,974	–	–	–	145,974
Owner occupied	23,361	–	–	–	23,361
Commercial and industrial	2,754	–	–	11,593	14,347
Construction	576	–	–	–	576
Mortgage	77,910	–	–	–	77,910
Leasing	–	1,437	1	–	1,438
Consumer:					
Personal	3,347	–	–	–	3,347
Auto	–	15,782	–	–	15,782
Other	–	–	–	16	16
Total BPPR	$255,200	$17,219	$ 1	$11,609	$284,029
Popular U.S.					
Commercial multi-family	$ 14,517	$ –	$ –	$ –	$ 14,517
Commercial real estate:					
Non-owner occupied	7,116	–	–	–	7,116
Owner occupied	4,956	–	–	–	4,956
Commercial and industrial	–	–	18	1,154	1,172
Mortgage	1,430	–	–	–	1,430
Total Popular U.S.	$ 28,019	$ –	$18	$ 1,154	$ 29,191
Popular, Inc.					
Commercial multi-family	$ 15,795	$ –	$ –	$ –	$ 15,795
Commercial real estate:					
Non-owner occupied	153,090	–	–	–	153,090
Owner occupied	28,317	–	–	–	28,317
Commercial and industrial	2,754	–	18	12,747	15,519
Construction	576	–	–	–	576
Mortgage	79,340	–	–	–	79,340
Leasing	–	1,437	1	–	1,438
Consumer:					
Personal	3,347	–	–	–	3,347
Auto	–	15,782	–	–	15,782
Other	–	–	–	16	16
Total Popular, Inc.	$283,219	$17,219	$19	$12,763	$313,220

Note 8 - Allowance for credit losses - loans held-in-portfolio
The Corporation follows the current expected credit loss ("CECL") model to establish and evaluate the adequacy of the ACL to provide for expected losses in the loan portfolio. This model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets starting when such assets are first acquired or originated. In addition, CECL provides that the initial ACL on PCD financial assets be recorded as an increase to the purchase price, with subsequent changes to the allowance recorded as a credit loss expense. The provision for credit losses recorded in current operations is based on this methodology. Loan losses are charged and recoveries are credited to the ACL. The Corporation's modeling framework includes internally developed quantitative models that generate lifetime default and prepayment estimates as well as other loan level techniques to estimate loss severity. These models combine credit risk factors which include the impact of loan modifications, with macroeconomic expectations to derive the lifetime expected loss.

At December 31, 2025, the Corporation estimated the ACL by weighting the outputs of optimistic, baseline, and pessimistic scenarios. The weightings applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. During the first quarter of 2025, the Corporation assigned equal probability weights to the baseline and pessimistic scenarios in response to economic uncertainty, the optimistic scenario being the lowest of probabilities. During the second quarter of 2025, the Corporation moderately reduced the probability weight for the pessimistic scenario based on changes in the economic outlook and a reassessment of uncertainty compared to the first quarter. The net impact of these two changes in the assigned weights on the ACL levels for the year ended December 31, 2025 was $13.7 million in additional reserves. There were no changes to the probability weights during the third and fourth quarter of 2025. The probability weight for the pessimistic scenario remains above the levels observed in 2024, given the ongoing economic uncertainty.

The following tables present the changes in the ACL of loans held-in-portfolio and unfunded commitments for the year ended December 31, 2025 and 2024.

| | For the year ended December 31, 2025 | | | | | |
| | BPPR | | | | | |
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 2,783	$ 1,076	$ –	$ –	$ 12	$ 3,871
Commercial real estate non-owner occupied	44,852	10,870	–	(13,576)	2,003	44,149
Commercial real estate owner occupied	37,355	(5,674)	–	(363)	3,404	34,722
Commercial and industrial	130,136	40,009	–	(14,745)	8,477	163,877
Total Commercial	215,126	46,281	–	(28,684)	13,896	246,619
Construction	2,743	1,714	–	–	31	4,488
Mortgage	72,901	(12,386)	17	(1,436)	11,578	70,674
Leasing	16,419	12,987	–	(16,856)	6,070	18,620
Consumer						
Credit cards	99,130	54,602	–	(75,428)	12,820	91,124
Home equity lines of credit	54	(651)	–	(25)	680	58
Personal	91,296	74,586	–	(82,979)	14,901	97,804
Auto	165,995	59,363	–	(76,284)	31,290	180,364
Other	7,002	3,717	–	(3,148)	598	8,169
Total Consumer	363,477	191,617	–	(237,864)	60,289	377,519
Total - Loans	$670,666	$240,213	$17	$(284,840)	$91,864	$717,920
Allowance for credit losses - unfunded commitments:						
Commercial	$ 6,725	$ (732)	$ –	$ –	$ –	$ 5,993
Construction	1,663	907	–	–	–	2,570
Ending balance - unfunded commitments [1]	$ 8,388	$ 175	$ –	$ –	$ –	$ 8,563

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2025					
Popular U.S.					
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:					
Commercial					
Commercial multi-family	$ 6,453	$ 9,485	$ (563)	$ 99	$15,474
Commercial real estate non-owner occupied	9,642	4,926	–	–	14,568
Commercial real estate owner occupied	12,473	625	(27)	658	13,729
Commercial and industrial	15,870	2,349	(2,445)	1,283	17,057
Total Commercial	44,438	17,385	(3,035)	2,040	60,828
Construction	8,521	692	–	125	9,338
Mortgage	9,508	84	–	288	9,880
Consumer					
Home equity lines of credit	1,449	(1,437)	(84)	1,349	1,277
Personal	11,440	2,925	(8,140)	2,583	8,808
Other	2	838	(924)	89	5
Total Consumer	12,891	2,326	(9,148)	4,021	10,090
Total - Loans	$75,358	$20,487	$(12,183)	$6,474	$90,136
Allowance for credit losses - unfunded commitments:					
Commercial	$ 1,662	$ (92)	$ –	$ –	$ 1,570
Construction	5,409	(1,248)	–	–	4,161
Consumer	11	133	–	–	144
Ending balance - unfunded commitments [1]	$ 7,082	$ (1,207)	$ –	$ –	$ 5,875

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

Popular Inc.

(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 9,236	$ 10,561	$ –	$ (563)	$ 111	$ 19,345
Commercial real estate non-owner occupied	54,494	15,796	–	(13,576)	2,003	58,717
Commercial real estate owner occupied	49,828	(5,049)	–	(390)	4,062	48,451
Commercial and industrial	146,006	42,358	–	(17,190)	9,760	180,934
Total Commercial	259,564	63,666	–	(31,719)	15,936	307,447
Construction	11,264	2,406	–	–	156	13,826
Mortgage	82,409	(12,302)	17	(1,436)	11,866	80,554
Leasing	16,419	12,987	–	(16,856)	6,070	18,620
Consumer						
Credit cards	99,130	54,602	–	(75,428)	12,820	91,124
Home equity lines of credit	1,503	(2,088)	–	(109)	2,029	1,335
Personal	102,736	77,511	–	(91,119)	17,484	106,612
Auto	165,995	59,363	–	(76,284)	31,290	180,364
Other	7,004	4,555	–	(4,072)	687	8,174
Total Consumer	376,368	193,943	–	(247,012)	64,310	387,609
Total - Loans	$746,024	$260,700	$17	$(297,023)	$98,338	$808,056
Allowance for credit losses - unfunded commitments:						
Commercial	$ 8,387	$ (824)	$ –	$ –	$ –	$ 7,563
Construction	7,072	(341)	–	–	–	6,731
Consumer	11	133	–	–	–	144
Ending balance - unfunded commitments [1]	$ 15,470	$ (1,032)	$ –	$ –	$ –	$ 14,438

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

	BPPR					
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 3,614	$ (834)	$ –	$ –	$ 3	$ 2,783
Commercial real estate non-owner occupied	53,754	(9,630)	–	(128)	856	44,852
Commercial real estate owner occupied	40,637	(4,196)	–	(2,793)	3,707	37,355
Commercial and industrial	107,577	40,418	–	(24,555)	6,696	130,136
Total Commercial	205,582	25,758	–	(27,476)	11,262	215,126
Construction	5,294	(3,587)	–	–	1,036	2,743
Mortgage	72,440	(13,580)	34	(1,084)	15,091	72,901
Leasing	9,708	18,967	–	(16,975)	4,719	16,419
Consumer						
Credit cards	80,487	78,024	–	(69,731)	10,350	99,130
Home equity lines of credit	103	(45)	–	(380)	376	54
Personal	101,181	78,574	–	(98,669)	10,210	91,296
Auto	157,931	68,096	–	(85,400)	25,368	165,995
Other	7,132	1,621	–	(2,801)	1,050	7,002
Total Consumer	346,834	226,270	–	(256,981)	47,354	363,477
Total - Loans	$639,858	$253,828	$34	$(302,516)	$79,462	$670,666
Allowance for credit losses - unfunded commitments:						
Commercial	$ 5,062	$ 1,663	$ –	$ –	$ –	$ 6,725
Construction	1,618	45	–	–	–	1,663
Ending balance - unfunded commitments [1]	$ 6,680	$ 1,708	$ –	$ –	$ –	$ 8,388

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2024					
Popular U.S.					
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:					
Commercial					
Commercial multi-family	$10,126	$ (3,243)	$ (441)	$ 11	$ 6,453
Commercial real estate non-owner occupied	11,699	(2,533)	(54)	530	9,642
Commercial real estate owner occupied	16,227	(3,721)	(154)	121	12,473
Commercial and industrial	14,779	4,304	(3,978)	765	15,870
Total Commercial	52,831	(5,193)	(4,627)	1,427	44,438
Construction	7,392	1,029	–	100	8,521
Mortgage	10,774	(1,381)	(18)	133	9,508
Consumer					
Home equity lines of credit	1,875	(1,181)	(53)	808	1,449
Personal	16,609	11,278	(19,203)	2,756	11,440
Other	2	61	(101)	40	2
Total Consumer	18,486	10,158	(19,357)	3,604	12,891
Total - Loans	$89,483	$ 4,613	$(24,002)	$5,264	$75,358
Allowance for credit losses - unfunded commitments:					
Commercial	$ 1,851	$ (189)	$ –	$ –	$ 1,662
Construction	8,446	(3,037)	–	–	5,409
Consumer	29	(18)	–	–	11
Ending balance - unfunded commitments [1]	$10,326	$ (3,244)	$ –	$ –	$ 7,082

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2024						
Popular Inc.						
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 13,740	$ (4,077)	$ –	$ (441)	$ 14	$ 9,236
Commercial real estate non-owner occupied	65,453	(12,163)	–	(182)	1,386	54,494
Commercial real estate owner occupied	56,864	(7,917)	–	(2,947)	3,828	49,828
Commercial and industrial	122,356	44,722	–	(28,533)	7,461	146,006
Total Commercial	258,413	20,565	–	(32,103)	12,689	259,564
Construction	12,686	(2,558)	–	–	1,136	11,264
Mortgage	83,214	(14,961)	34	(1,102)	15,224	82,409
Leasing	9,708	18,967	–	(16,975)	4,719	16,419
Consumer						
Credit cards	80,487	78,024	–	(69,731)	10,350	99,130
Home equity lines of credit	1,978	(1,226)	–	(433)	1,184	1,503
Personal	117,790	89,852	–	(117,872)	12,966	102,736
Auto	157,931	68,096	–	(85,400)	25,368	165,995
Other	7,134	1,682	–	(2,902)	1,090	7,004
Total Consumer	365,320	236,428	–	(276,338)	50,958	376,368
Total - Loans	$729,341	$258,441	$34	$(326,518)	$84,726	$746,024
Allowance for credit losses - unfunded commitments:						
Commercial	$ 6,913	$ 1,474	$ –	$ –	$ –	$ 8,387
Construction	10,064	(2,992)	–	–	–	7,072
Consumer	29	(18)	–	–	–	11
Ending balance - unfunded commitments [1]	$ 17,006	$ (1,536)	$ –	$ –	$ –	$ 15,470

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

Modifications

A modification constitutes a change in loan terms in the form of principal forgiveness, an interest rate reduction, other than-insignificant payment delay, term extension or combination of the above made to a borrower experiencing financial difficulty.

The amount of outstanding commitments to lend additional funds to debtors with financial difficulties owing receivables whose terms have been modified during the year ended December 31, 2025 amounted to $159 million (during the years ended December 31, 2024 and 2023 – $75 million and $21 million, respectively), related to the commercial loan portfolios.

The following tables show the amortized cost basis of the loans modified to borrowers experiencing financial difficulties at the end of the reporting period disaggregated by class of financing receivable and type of concession granted for the years ended December 31, 2025, 2024, and 2023. Loans modified to borrowers experiencing financial difficulties that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31, 2025

Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable
Commercial and industrial	$ 2,968	0.05%	$ –	– %	$ 2,968	0.03%
Mortgage	69	– %	–	– %	69	– %
Consumer:						
Credit cards	547	0.04%	–	– %	547	0.04%
Personal	2,919	0.16%	–	– %	2,919	0.15%
Other	4	– %	–	– %	4	– %
Total	$ 6,507	0.02%	$ –	– %	$ 6,507	0.02%

Term Extension

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable
CRE non-owner occupied	$ 1,731	0.05%	$58,652	2.73%	$ 60,383	1.09%
CRE owner occupied	19,606	1.64%	–	– %	19,606	0.62%
Commercial and industrial	14,510	0.24%	919	0.03%	15,429	0.18%
Mortgage	43,025	0.59%	1,127	0.09%	44,152	0.51%
Consumer:	–		–		–	
Personal	895	0.05%	6	0.01%	901	0.05%
Auto	298	0.01%	–	– %	298	0.01%
Total	$ 80,065	0.29%	$60,704	0.52%	$140,769	0.36%

Other-Than-Insignificant Payment Delays

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable
CRE non-owner occupied	$ 102	– %	$ –	– %	$ 102	– %
CRE owner occupied	29,958	2.50%	–	– %	29,958	0.95%
Commercial and industrial	194,151	3.25%	–	– %	194,151	2.26%
Mortgage	718	0.01%	–	– %	718	0.01%
Consumer:						
Credit cards	11	– %	–	– %	11	– %
Total	$224,940	0.81%	$ –	– %	$224,940	0.57%

Combination - Term Extension and Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable
CRE non-owner occupied	$ 169	– %	$ –	– %	$ 169	– %
CRE owner occupied	162	0.01%	–	– %	162	0.01%
Commercial and industrial	301	0.01%	–	– %	301	– %
Mortgage	11,115	0.15%	–	– %	11,115	0.13%
Consumer:						
Personal	11,748	0.64%	124	0.18%	11,872	0.62%
Auto	59	– %	–	– %	59	– %
Total	$ 23,554	0.09%	$ 124	– %	$ 23,678	0.06%


Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2025	% of total class of Financing Receivable
Commercial and industrial	$ 1,270	0.02%	$—	— %	$ 1,270	0.01%
Consumer:				—		—
Credit cards	9,390	0.75%	—	— %	9,390	0.75%
Total	$10,660	0.04%	$—	— %	$10,660	0.03%


Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31, 2024
Interest Rate Reduction


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE owner occupied	$ 169	0.01%	$ —	— %	$ 169	0.01%
Commercial and industrial	3,472	0.06%	—	— %	3,472	0.04%
Mortgage	42	— %	—	— %	42	— %
Consumer:						
Credit cards	853	0.07%	—	— %	853	0.07%
Personal	2,941	0.17%	—	— %	2,941	0.16%
Other	23	0.01%	—	— %	23	0.01%
Total	$ 7,500	0.03%	$ —	— %	$ 7,500	0.02%


Term Extension


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
Commercial multi-family	$ —	— %	$ 5,818	0.28%	$ 5,818	0.24%
CRE non-owner occupied	36,585	1.13%	—	— %	36,585	0.68%
CRE owner occupied	20,431	1.48%	5,993	0.34%	26,424	0.84%
Commercial and industrial	24,820	0.46%	684	0.03%	25,504	0.33%
Construction	576	0.27%	—	— %	576	0.05%
Mortgage	51,238	0.75%	1,460	0.11%	52,698	0.65%
Consumer:		—		—		
Personal	683	0.04%	17	0.02%	700	0.04%
Auto	83	— %	—	— %	83	— %
Total	$134,416	0.51%	$13,972	0.13%	$148,388	0.40%


Other-Than-Insignificant Payment Delays


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE non-owner occupied	$ 455	0.01%	$—	— %	$ 455	0.01%
CRE owner occupied	20,399	1.48%	—	— %	20,399	0.65%
Commercial and industrial	104,423	1.95%	—	— %	104,423	1.35%
Mortgage	175	— %	—	— %	175	— %
Total	$125,452	0.48%	$—	— %	$125,452	0.34%


Combination - Term Extension and Interest Rate Reduction


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE non-owner occupied	$ 885	0.03%	$ –	– %	$ 885	0.02%
CRE owner occupied	143,886	10.46%	–	– %	143,886	4.56%
Commercial and industrial	644	0.01%	–	– %	644	0.01%
Mortgage	14,674	0.22%	66	0.01%	14,740	0.18%
Consumer:						
Personal	8,662	0.49%	329	0.31%	8,991	0.48%
Total	$168,751	0.64%	$395	– %	$169,146	0.46%


Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE owner occupied	$ 1,033	0.08%	$ –	– %	$ 1,033	0.03%
Commercial and industrial	440	0.01%	–	– %	440	0.01%
Consumer:						
Credit cards	3,511	0.29%	–	– %	3,511	0.29%
Total	$ 4,984	0.02%	$ –	– %	$ 4,984	0.01%


Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31, 2023
Interest Rate Reduction


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE owner occupied	$141,291	10.10%	$ –	– %	$141,291	4.59%
Commercial and industrial	70	– %	–	– %	70	– %
Mortgage	301	– %	–	– %	301	– %
Consumer:						
Credit cards	700	0.06%	–	– %	700	0.06%
Personal	783	0.04%	–	– %	783	0.04%
Other	6	– %	–	– %	6	– %
Total	$143,151	0.58%	$ –	– %	$143,151	0.41%


Term Extension


(Dollars in thousands)	BPPR		Popular U.S.		Popular, Inc.	
	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE non-owner occupied	$ 33,318	1.11%	$ –	– %	$ 33,318	0.65%
CRE owner occupied	4,921	0.35%	60,669	3.61%	65,590	2.13%
Commercial and industrial	39,445	0.82%	250	0.01%	39,695	0.56%
Construction	–	– %	5,990	0.76%	5,990	0.62%
Mortgage	53,447	0.84%	5,450	0.42%	58,897	0.77%
Consumer:						
Personal	413	0.02%	129	0.08%	542	0.03%
Auto	91	– %	–	– %	91	– %
Total	$131,635	0.54%	$72,488	0.69%	$204,123	0.58%

Other-Than-Insignificant Payment Delays

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2023	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE non-owner occupied	$ 1,854	0.06%	$ –	– %	$ 1,854	0.04%
CRE owner occupied	16,068	1.15%	13,468	0.80%	29,536	0.96%
Commercial and industrial	10,545	0.22%	814	0.03%	11,359	0.16%
Mortgage	137	– %	–	– %	137	– %
Total	$28,604	0.12%	$14,282	0.14%	$42,886	0.12%

Combination - Term Extension and Interest Rate Reduction

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2023	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
Commercial multi-family	$ 65	0.02%	$ –	– %	$ 65	– %
CRE non-owner occupied	19,983	0.66%	–	– %	19,983	0.39%
CRE owner occupied	14,416	1.03%	–	– %	14,416	0.47%
Commercial and industrial	335	0.01%	–	– %	335	– %
Mortgage	37,179	0.58%	405	0.03%	37,584	0.49%
Consumer:						
Personal	2,318	0.13%	62	0.04%	2,380	0.12%
Auto	27	– %	–	– %	27	– %
Total	$74,323	0.30%	$ 467	– %	$74,790	0.21%

Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction

(Dollars in thousands)	Puerto Rico Amortized Cost Basis at December 31, 2023	Puerto Rico % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE non-owner occupied	$ 180	0.01%	$ –	– %	$ 180	– %
Commercial and industrial	199	– %	–	– %	199	– %
Consumer:				–		
Credit cards	814	0.07	–	–	814	0.07%
Total	$ 1,193	– %	$ –	– %	$ 1,193	– %

Combination - Other-Than-Insignificant Payment Delays and Principal Forgiveness

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2023	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE owner occupied	$ 158	0.01%	$ –	–	$ 158	0.01%
Total	$ 158	– %	$ –	– %	$ 158	– %

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulties:

For the year ended December 31, 2025

Interest rate reduction

Loan Type	Financial Effect
CRE Non-owner occupied	Reduced weighted-average contractual interest rate from 9.3% to 7.5%.
CRE Owner occupied	Reduced weighted-average contractual interest rate from 10.0% to 7.5%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 23.8% to 9.7%.
Mortgage	Reduced weighted-average contractual interest rate from 6.7% to 5.5%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 21.1% to 8.6%.
Personal	Reduced weighted-average contractual interest rate from 20.6% to 11.7%.
Auto	Reduced weighted-average contractual interest rate from 11.87% to 11.86%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 2 years to the life of loans.
CRE Owner occupied	Added a weighted-average of 3 years to the life of loans.
Commercial and industrial	Added a weighted-average of 6 years to the life of loans.
Mortgage	Added a weighted-average of 13 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 6 years to the life of loans.
Auto	Added a weighted-average of 2 years to the life of loans.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 12 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 12 months to the life of loans.
Commercial and industrial	Added a weighted-average of 12 months to the life of loans.
Mortgage	Added a weighted-average of 21 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 17 months to the life of loans.

For the year ended December 31, 2024

Interest rate reduction

Loan Type	Financial Effect
CRE Non-owner occupied	Reduced weighted-average contractual interest rate from 10.1% to 8.3%.
CRE Owner occupied	Reduced weighted-average contractual interest rate from 6.7% to 5.8%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 21.6% to 9.6%.
Mortgage	Reduced weighted-average contractual interest rate from 6.1% to 4.4%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 21.2% to 7.6%.
Personal	Reduced weighted-average contractual interest rate from 19.8% to 10.6%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
Commercial multi-family	Added a weighted-average of 4 months to the life of loans.
CRE Non-owner occupied	Added a weighted-average of 1 year to the life of loans.
CRE Owner occupied	Added a weighted-average of 21 months to the life of loans.
Commercial and industrial	Added a weighted-average of 21 months to the life of loans.
Construction	Added a weighted-average of 2 months to the life of loans.
Mortgage	Added a weighted-average of 12 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 7 years to the life of loans.
Auto	Added a weighted-average of 3 years to the life of loans.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 13 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 6 months to the life of loans.
Commercial and industrial	Added a weighted-average of 12 months to the life of loans.
Mortgage	Added a weighted-average of 53 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 16 months to the life of loans.

For the year ended December 31, 2023
Interest rate reduction

Loan Type	Financial Effect
Commercial multi-family	Reduced weighted-average contractual interest rate from 7.5% to 5.3%.
CRE Non-owner occupied	Reduced weighted-average contractual interest rate from 9.1% to 7.3%.
CRE Owner occupied	Reduced weighted-average contractual interest rate from 8.4% to 6.6%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 17.8% to 7.8%.
Mortgage	Reduced weighted-average contractual interest rate from 5.8% to 4.2%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 18.8% to 4.5%.
Personal	Reduced weighted-average contractual interest rate from 17.8% to 9.3%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
Commercial multi-family	Added a weighted-average of 43 years to the life of loans.
CRE Non-owner occupied	Added a weighted-average of 20 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 1 year to the life of loans.
Commercial and industrial	Added a weighted-average of 2 years to the life of loans.
Construction	Added a weighted-average of 1 year to the life of loans.
Mortgage	Added a weighted-average of 11 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 8 years to the life of loans.
Auto	Added a weighted-average of 2 years to the life of loans.

Principal forgiveness

Loan Type	Financial Effect
CRE Owner occupied	Reduced the amortized cost basis of the loans by $88 thousand.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 11 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 9 months to the life of loans.
Commercial and industrial	Added a weighted-average of 7 months to the life of loans.
Mortgage	Added a weighted-average of 40 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 25 months to the life of loans.

The following tables present, by class, the performance of loans that have been modified during the twelve months preceding December 31, 2025. The past due 90 days or more categories include all loans modified classified as non-accruing at the time of the modification. These loans will continue in non-accrual status, and presented as past due 90 days or more, until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification or one year for loans providing for quarterly or semi-annual payments) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

							Past Due 90 days or more [1]	
							BPPR	
							December 31, 2025	
(*In thousands*)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
CRE non-owner occupied	$ –	$ –	$ 267	$ 267	$ 1,736	$ 2,003	$ –	$ 267
CRE owner occupied	1,100	274	2,722	4,096	45,630	49,726	–	2,722
Commercial and industrial	2,099	186	2,558	4,843	208,355	213,198	532	2,026
Mortgage	6,651	2,878	18,223	27,752	27,176	54,928	7,486	10,737
Consumer:								
Credit cards	850	676	1,343	2,869	7,079	9,948	1,209	134
Personal	925	208	2,036	3,169	12,393	15,562	331	1,705
Auto	19	–	–	19	338	357	–	–
Other	–	–	–	–	4	4	–	–
Total	$11,644	$4,222	$27,149	$43,015	$302,711	$345,726	$9,558	$17,591

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

							Past Due 90 days or more [1]	
							Popular U.S.	
							December 31, 2025	
(*In thousands*)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
CRE non-owner occupied	$–	$–	$–	$–	$58,652	$58,652	$–	$–
Commercial and industrial	–	–	–	–	919	919	–	–
Mortgage	–	–	–	–	1,127	1,127	–	–
Consumer:								
Personal	–	–	–	–	130	130	–	–
Total	$–	$–	$–	$–	$60,828	$60,828	$–	$–

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular Inc.

December 31, 2025

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1] With Payment Default	Past Due 90 days or more [1] Without Payment Default
CRE non-owner occupied	$ –	$ –	$ 267	$ 267	$ 60,388	$ 60,655	$ –	$ 267
CRE owner occupied	1,100	274	2,722	4,096	45,630	49,726	–	2,722
Commercial and industrial	2,099	186	2,558	4,843	209,274	214,117	532	2,026
Mortgage	6,651	2,878	18,223	27,752	28,303	56,055	7,486	10,737
Consumer:							–	
Credit cards	850	676	1,343	2,869	7,079	9,948	1,209	134
Personal	925	208	2,036	3,169	12,523	15,692	331	1,705
Auto	19	–	–	19	338	357	–	–
Other	–	–	–	–	4	4	–	–
Total	$11,644	$4,222	$27,149	$43,015	$363,539	$406,554	$9,558	$17,591

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

The following tables present, by class, the performance of loans that have been modified during the twelve months preceding December 31, 2024.

BPPR

December 31, 2024

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1] With Payment Default	Past Due 90 days or more [1] Without Payment Default
CRE non-owner occupied	$ –	$ –	$ 1,340	$ 1,340	$ 36,585	$ 37,925	$ –	$ 1,340
CRE owner occupied	5,509	112	2,347	7,968	177,950	185,918	–	2,347
Commercial and industrial	217	108	4,701	5,026	128,773	133,799	399	4,302
Construction	–	–	–	–	576	576	–	–
Mortgage	5,253	4,127	20,236	29,616	36,513	66,129	7,679	12,557
Consumer:								
Credit cards	491	347	630	1,468	2,896	4,364	362	268
Personal	288	201	2,047	2,536	9,750	12,286	190	1,857
Auto	–	–	–	–	83	83	–	–
Other	–	–	–	–	23	23	–	–
Total	$11,758	$4,895	$31,301	$47,954	$393,149	$441,103	$8,630	$22,671

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular U.S.

December 31, 2024

| (In thousands) | 30-59 days | 60-89 days | Past due 90 days or more | Total past due | Current | Total | Past Due 90 days or more [1] | |
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$–	$ –	$ –	$ 5,818	$ 5,818	$ –	$ –
CRE owner occupied	–	–	–	–	5,993	5,993	–	–
Commercial and industrial	–	–	–	–	684	684	–	–
Mortgage	–	–	736	736	790	1,526	–	736
Consumer:								
Personal	11	5	98	114	232	346	15	83
Total	$11	$ 5	$834	$850	$13,517	$14,367	$15	$819

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular Inc.

December 31, 2024

| (In thousands) | 30-59 days | 60-89 days | Past due 90 days or more | Total past due | Current | Total | Past Due 90 days or more [1] | |
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ –	$ –	$ 5,818	$ 5,818	$ –	$ –
CRE non-owner occupied	–	–	1,340	1,340	36,585	37,925	–	1,340
CRE owner occupied	5,509	112	2,347	7,968	183,943	191,911	–	2,347
Commercial and industrial	217	108	4,701	5,026	129,457	134,483	399	4,302
Construction	–	–	–	–	576	576	–	–
Mortgage	5,253	4,127	20,972	30,352	37,303	67,655	7,679	13,293
Consumer:								
Credit cards	491	347	630	1,468	2,896	4,364	362	268
Personal	299	206	2,145	2,650	9,982	12,632	205	1,940
Auto	–	–	–	–	83	83	–	–
Other	–	–	–	–	23	23	–	–
Total	$11,769	$4,900	$32,135	$48,804	$406,666	$455,470	$8,645	$23,490

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

The following tables present, by class, the performance of loans that have been modified during the twelve months preceding December 31, 2023.

BPPR

December 31, 2023

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1] With Payment Default	Past Due 90 days or more [1] Without Payment Default
Commercial multi-family	$ –	$ –	$ 65	$ 65	$ –	$ 65	$ –	$ 65
CRE non-owner occupied	–	–	2,094	2,094	53,241	55,335	–	2,094
CRE owner occupied	339	–	2,267	2,606	174,248	176,854	–	2,267
Commercial and industrial	2,519	77	14,881	17,477	33,117	50,594	556	14,325
Mortgage	7,520	3,358	28,128	39,006	52,058	91,064	8,319	19,809
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	–	817	957	2,557	3,514	63	754
Auto	–	–	15	15	103	118	–	15
Other	–	–	–	–	6	6	–	–
Total	$10,577	$3,486	$48,561	$62,624	$316,440	$379,064	$9,114	$39,447

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular U.S.

December 31, 2023

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1] With Payment Default	Past Due 90 days or more [1] Without Payment Default
CRE owner occupied	$–	$ –	$ –	$ –	$74,137	$74,137	$–	$ –
Commercial and industrial	–	250	–	250	814	1,064	–	–
Construction	–	–	–	–	5,990	5,990	–	–
Mortgage	–	–	388	388	5,467	5,855	–	388
Consumer:								
Personal	–	–	125	125	68	193	–	125
Total	$–	$250	$513	$763	$86,476	$87,239	$–	$513

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

December 31, 2023

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1]	
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ 65	$ 65	$ –	$ 65	$ –	$ 65
CRE non-owner occupied	–	–	2,094	2,094	53,241	55,335	–	2,094
CRE owner occupied	339	–	2,267	2,606	248,385	250,991	–	2,267
Commercial and industrial	2,519	327	14,881	17,727	33,931	51,658	556	14,325
Construction	–	–	–	–	5,990	5,990	–	–
Mortgage	7,520	3,358	28,516	39,394	57,525	96,919	8,319	20,197
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	–	942	1,082	2,625	3,707	63	879
Auto	–	–	15	15	103	118	–	15
Other	–	–	–	–	6	6	–	–
Total	$10,577	$3,736	$49,074	$63,387	$402,916	$466,303	$9,114	$39,960

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The following tables provide the outstanding balance of loans modified for borrowers under financial difficulties that were subject to payment default and that had been modified during the twelve months prior to default.

Amortized Cost Basis of Modified Financing Receivables That Subsequently Defaulted for the Year Ended December 31, 2025

(In thousands)	Interest Rate Reduction	Term Extension	Other-Than-Insignificant Payment Delays	Combination - Term Extension and Interest Rate Reduction	Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction	Total
CRE non-owner occupied	$ –	$ –	$ 435	$ –	$ –	$ 435
CRE owner occupied	–	–	179	–	–	179
Commercial and industrial	151	68	200	–	416	835
Mortgage	–	16,739	429	1,998	–	19,166
Consumer:						
Credit cards	322	–	–	–	1,725	2,047
Personal	131	45	–	323	–	499
Total	$604	$16,852	$1,243	$2,321	$2,141	$23,161

Amortized Cost Basis of Modified Financing Receivables That Subsequently Defaulted During the Year Ended December 31, 2024

(In thousands)	Interest Rate Reduction	Term Extension	Other-Than-Insignificant Payment Delays	Combination - Term Extension and Interest Rate Reduction	Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction	Total
CRE owner occupied	$ –	$ 319	$ 89	$ –	$ –	$ 408
Commercial and industrial	97	11,407	11	–	96	11,611
Mortgage	–	16,436	–	3,926	–	20,362
Consumer:						
Credit cards	222	–	–	–	307	529
Personal	222	24	–	273	–	519
Total	$541	$28,186	$100	$4,199	$403	$33,429

Amortized Cost Basis of Modified Financing Receivables That Subsequently Defaulted During the Year Ended December 31, 2023

(In thousands)	Interest Rate Reduction	Term Extension	Other-Than-Insignificant Payment Delays	Combination - Term Extension and Interest Rate Reduction	Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction	Total
Commercial and industrial	$ –	$ 556	$ –	$ –	$ 24	$ 580
Mortgage	–	7,011	137	2,309	–	9,457
Consumer:						
Credit cards	167	–	–	–	102	269
Personal	87	–	–	20	–	107
Total	$254	$7,567	$137	$2,329	$126	$10,413

Credit Quality

The Corporation has defined a risk rating system to assign a rating to all credit exposures, particularly for the commercial and construction loan portfolios. Risk ratings in the aggregate provide the Corporation's management the asset quality profile for the loan portfolio. The risk rating system provides for the assignment of ratings at the obligor level based on the financial condition of the borrower. The risk rating analysis process is performed at least once a year or more frequently if events or conditions change which may deteriorate the credit quality. In the case of consumer and mortgage loans, these loans are classified considering their delinquency status at the end of the reporting period.

The Corporation's obligor risk rating scales range from rating 1 (Excellent) to rating 14 (Loss). The obligor risk rating reflects the risk of payment default of a borrower in the ordinary course of business.

Pass Credit Classifications:

Pass (Scales 1 through 8) - Loans classified as pass have a well defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization.

Watch (Scale 9) - Loans classified as watch have acceptable business credit, but borrower's operations, cash flow or financial condition evidence more than average risk, requires above average levels of supervision and attention from Loan Officers.

Special Mention (Scale 10) - Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.

Adversely Classified Classifications:

Substandard (Scales 11 and 12) - Loans classified as substandard are deemed to be inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans classified as such have well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful (Scale 13) - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the additional characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss (Scale 14) - Uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

Risk ratings scales 10 through 14 conform to regulatory ratings. The assignment of the obligor risk rating is based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The following tables present the amortized cost basis, net of unearned income, of loans held-in-portfolio based on the Corporation's assignment of obligor risk ratings as defined at December 31, 2025 and 2024 by vintage year.

December 31, 2025

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior Years			
BPPR									
Commercial:									
Commercial multi-family									
Pass	$ 12,328	$ 32,906	$ 36,473	$131,276	$ 20,536	$ 47,303	$ 107	$–	$ 280,929
Watch	–	15,795	–	523	–	1,742	–	–	18,060
Special Mention	222	–	–	–	73	127	–	–	422
Substandard	–	–	–	–	–	3,937	–	–	3,937
Total commercial multi-family	$ 12,550	$ 48,701	$ 36,473	$131,799	$ 20,609	$ 53,109	$ 107	$–	$ 303,348
Commercial real estate non-owner occupied									
Pass	$ 435,616	$447,234	$265,238	$786,465	$484,427	$ 671,455	$ 8,480	$–	$3,098,915
Watch	23,801	11,965	43,001	5,140	34,140	69,153	–	–	187,200
Special Mention	933	–	872	144	23,724	18,398	–	–	44,071
Substandard	–	726	8,406	28,490	1,438	25,884	–	–	64,944
Total commercial real estate non-owner occupied	$ 460,350	$459,925	$317,517	$820,239	$543,729	$ 784,890	$ 8,480	$–	$3,395,130
Year-to-Date gross write-offs	$ –	$ 13,356	$ –	$ 134	$ –	$ 86	$ –	$–	$ 13,576
Commercial real estate owner occupied									
Pass	$ 157,288	$113,778	$ 71,288	$ 55,715	$169,037	$ 278,495	$ 20,468	$–	$ 866,069
Watch	6,255	26,923	6,348	35,565	29,409	78,046	2,191	–	184,737
Special Mention	–	–	1,494	18,063	726	12,637	1,500	–	34,420
Substandard	9,405	1,879	1,839	19,190	7,386	71,358	–	–	111,057
Doubtful	75	–	–	–	62	173	–	–	310
Total commercial real estate owner occupied	$ 173,023	$142,580	$ 80,969	$128,533	$206,620	$ 440,709	$ 24,159	$–	$1,196,593
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 363	$ –	$–	$ 363
Commercial and industrial									
Pass	$1,357,401	$598,521	$649,249	$442,753	$193,173	$ 346,563	$1,376,855	$–	$4,964,515
Watch	11,706	92,478	19,194	43,529	6,909	19,218	223,490	–	416,524
Special Mention	4,991	26,356	10,178	6,857	454	4,338	14,957	–	68,131
Substandard	38,422	12,526	48,230	89,771	156,970	15,079	159,854	–	520,852
Doubtful	21	–	–	24	–	6	–	–	51
Total commercial and industrial	$1,412,541	$729,881	$726,851	$582,934	$357,506	$ 385,204	$1,775,156	$–	$5,970,073
Year-to-Date gross write-offs	$ 1,587	$ 716	$ 1,643	$ 655	$ 21	$ 803	$ 9,320	$–	$ 14,745
Construction									
Pass	$ 28,575	$ 99,963	$ 70,674	$ –	$ 3,608	$ 9,692	$ 52,758	$–	$ 265,270
Watch	–	43,202	40,231	8,129	–	–	709	–	92,271
Total construction	$ 28,575	$143,165	$110,905	$ 8,129	$ 3,608	$ 9,692	$ 53,467	$–	$ 357,541
Mortgage									
Pass	$ 986,795	$872,826	$683,325	$386,318	$373,153	$3,977,979	–	$–	$7,280,396
Substandard	–	151	3,115	1,915	764	61,626	–	–	67,571
Total mortgage	$ 986,795	$872,977	$686,440	$388,233	$373,917	$4,039,605	–	$–	$7,347,967
Year-to-Date gross write-offs	$ 31	$ –	$ 1	$ –	$ –	$ 1,404	–	$–	$ 1,436

(In thousands)	2025	2024	2023	2022	2021	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
BPPR									
Leasing									
Pass	$ 682,378	$ 535,227	$ 354,748	$ 251,520	$ 135,973	$ 32,270	$ —	$ —	$ 1,992,116
Substandard	601	1,891	2,424	2,249	1,302	585	—	—	9,052
Loss	175	—	22	—	—	—	—	—	197
Total leasing	$ 683,154	$ 537,118	$ 357,194	$ 253,769	$ 137,275	$ 32,855	$ —	$ —	$ 2,001,365
Year-to-Date gross write-offs	$ 990	$ 4,449	$ 5,041	$ 4,541	$ 1,807	$ 28	$ —	$ —	$ 16,856
Consumer:									
Credit cards									
Pass	$ —	$ —	$ —	$ —	$ —	—	$1,229,201	$ —	$ 1,229,201
Substandard	—	—	—	—	—	—	27,526	—	27,526
Loss	—	—	—	—	—	—	4	—	4
Total credit cards	$ —	$ —	$ —	$ —	$ —	—	$1,256,731	$ —	$ 1,256,731
Year-to-Date gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	75,428	$ —	$ 75,428
HELOCs									
Pass	$ —	$ —	$ —	$ —	$ —	$ —	1,908	$ —	$ 1,908
Total HELOCs	$ —	$ —	$ —	$ —	$ —	$ —	1,908	$ —	$ 1,908
Year-to-Date gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	25	$ —	$ 25
Personal									
Pass	$ 842,532	$ 422,156	$ 261,441	$ 132,551	$ 51,320	$ 77,214	—	$29,700	$ 1,816,914
Substandard	1,452	3,310	3,509	1,632	618	6,654	—	2,278	19,453
Loss	—	4	7	12	—	12	—	—	35
Total Personal	$ 843,984	$ 425,470	$ 264,957	$ 134,195	$ 51,938	$ 83,880	—	$31,978	$ 1,836,402
Year-to-Date gross write-offs	$ 2,597	$ 19,480	$ 33,310	$ 17,825	$ 4,576	$ 2,160	—	$ 3,031	$ 82,979
Auto									
Pass	$1,139,411	$ 995,283	$ 702,884	$ 464,005	$ 314,721	$ 142,456	—	$ —	$ 3,758,760
Substandard	3,992	17,559	14,881	11,699	7,590	5,306	—	—	61,027
Loss	—	—	—	—	19	6	—	—	25
Total Auto	$1,143,403	$1,012,842	$ 717,765	$ 475,704	$ 322,330	$ 147,768	—	$ —	$ 3,819,812
Year-to-Date gross write-offs	$ 6,682	$ 29,448	$ 20,777	$ 12,602	$ 5,203	$ 1,572	—	$ —	$ 76,284
Other consumer									
Pass	$ 35,716	$ 25,008	$ 20,233	$ 15,243	$ 7,179	$ 1,756	64,322	$ —	$ 169,457
Substandard	—	45	211	114	20	47	476	—	913
Loss	—	—	—	1,025	363	—	—	—	1,388
Total Other consumer	$ 35,716	$ 25,053	$ 20,444	$ 16,382	$ 7,562	$ 1,803	64,798	$ —	$ 171,758
Year-to-Date gross write-offs	$ 64	$ 226	$ 286	$ 254	$ 358	$ 1,960	—	$ —	$ 3,148
Total BPPR	$5,780,091	$4,397,712	$3,319,515	$2,939,917	$2,025,094	$5,979,515	$3,184,806	$31,978	$27,658,628

(In thousands)	*December 31, 2025* Term Loans Amortized Cost Basis by Origination Year 2025	2024	2023	2022	2021	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Pass	$349,850	$138,662	$118,143	$380,479	$274,195	$534,623	$ 4,394	$–	$1,800,346
Watch	–	2,468	21,142	94,135	39,881	151,526	1,249	–	310,401
Special Mention	–	–	2,711	7,840	–	4,560	–	–	15,111
Substandard	–	–	1,775	2,729	–	22,080	–	–	26,584
Total commercial multi-family	$349,850	$141,130	$143,771	$485,183	$314,076	$712,789	$ 5,643	$–	$2,152,442
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 563	$ –	$–	$ 563
Commercial real estate non-owner occupied									
Pass	$216,537	$162,382	$296,653	$467,811	$163,984	$582,004	$ 6,024	$–	$1,895,395
Watch	10,300	11,369	11,441	15,141	9,333	65,750	500	–	123,834
Special Mention	–	2,069	–	–	–	1,902	–	–	3,971
Substandard	–	–	–	5,973	4,726	114,255	–	–	124,954
Total commercial real estate non-owner occupied	$226,837	$175,820	$308,094	$488,925	$178,043	$763,911	$ 6,524	$–	$2,148,154
Commercial real estate owner occupied									
Pass	$561,716	$198,946	$192,174	$188,536	$180,981	$288,439	$ 8,803	$–	$1,619,595
Watch	–	48,837	39,519	30,764	12,813	52,010	3,179	–	187,122
Special Mention	–	17,946	–	–	–	10,944	–	–	28,890
Substandard	–	2,705	–	39,474	1,571	77,130	–	–	120,880
Total commercial real estate owner occupied	$561,716	$268,434	$231,693	$258,774	$195,365	$428,523	$ 11,982	$–	$1,956,487
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 27	$ –	$–	$ 27
Commercial and industrial									
Pass	$247,703	$357,722	$230,702	$278,950	$249,467	$545,331	$338,026	$–	$2,247,901
Watch	34,700	5,196	47,136	70,767	42,072	151,368	15,650	–	366,889
Special Mention	–	–	4,649	63	284	198	738	–	5,932
Substandard	–	5,546	838	4,145	112	1,393	4,583	–	16,617
Total commercial and industrial	$282,403	$368,464	$283,325	$353,925	$291,935	$698,290	$358,997	$–	$2,637,339
Year-to-Date gross write-offs	$ 100	$ 1,106	$ 483	$ –	$ 599	$ 25	$ 132	$–	$ 2,445
Construction									
Pass	$358,475	$427,221	$291,714	$ 85,385	$ –	$ 6,030	$ 12,491	$–	$1,181,316
Watch	1,366	15,771	72,580	27,870	–	6,941	–	–	124,528
Special Mention	–	–	2,912	–	–	–	–	–	2,912
Substandard	–	–	–	8,602	–	–	–	–	8,602
Total construction	$359,841	$442,992	$367,206	$121,857	$ –	$ 12,971	$ 12,491	$–	$1,317,358
Mortgage									
Pass	$100,210	$ 78,166	$ 79,367	$205,446	$259,877	$564,985	$ –	$–	$1,288,051
Substandard	–	–	644	495	217	12,066	–	–	13,422
Total mortgage	$100,210	$ 78,166	$ 80,011	$205,941	$260,094	$577,051	$ –	$–	$1,301,473

(In thousands)	2025	2024	2023	2022	2021	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular U.S.									
Consumer:									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ (14)	$ –	$ (14)
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ (14)	$ –	$ (14)
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	5,201	$ 59,363	$ 9,422	$ 73,986
Substandard	–	–	–	–	–	1,276	12	543	1,831
Loss	–	–	–	–	–	139	–	828	967
Total HELOCs	$ –	$ –	$ –	$ –	$ –	6,616	$ 59,375	$10,793	$ 76,784
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 84	$ –	$ 84
Personal									
Pass	$ 18,658	$ 17,906	$ 12,102	$ 15,593	$ 3,061	1,272	$ –	$ –	$ 68,592
Substandard	74	329	309	153	55	256	–	–	1,176
Loss	10	–	–	–	–	48	–	–	58
Total Personal	$ 18,742	$ 18,235	$ 12,411	$ 15,746	$ 3,116	1,576	$ –	$ –	$ 69,826
Year-to-Date gross write-offs	$ 37	$ 1,787	$ 2,212	$ 3,420	$ 638	46	$ –	$ –	$ 8,140
Other consumer									
Pass	$ –	$ –	$ –	$ –	$ –	–	$ 9,012	$ –	$ 9,012
Substandard	–	–	–	–	–	–	1	–	1
Loss	–	–	–	–	–	–	28	–	28
Total Other consumer	$ –	$ –	$ –	$ –	$ –	–	$ 9,041	$ –	$ 9,041
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	–	$ 924	$ –	$ 924
Total Popular U.S.	$1,899,599	$1,493,241	$1,426,511	$1,930,351	$1,242,629	$3,201,727	$464,039	$10,793	$11,668,890

	December 31, 2025								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2025	2024	2023	2022	2021	Prior Years			Total
Popular, Inc.									
Commercial:									
Commercial multi-family									
Pass	$ 362,178	$ 171,568	$ 154,616	$ 511,755	$294,731	$ 581,926	$ 4,501	$–	$2,081,275
Watch	–	18,263	21,142	94,658	39,881	153,268	1,249	–	328,461
Special Mention	222	–	2,711	7,840	73	4,687	–	–	15,533
Substandard	–	–	1,775	2,729	–	26,017	–	–	30,521
Total commercial multi-family	$ 362,400	$ 189,831	$ 180,244	$ 616,982	$334,685	$ 765,898	$ 5,750	$–	$2,455,790
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 563	$ –	$–	$ 563
Commercial real estate non-owner occupied									
Pass	$ 652,153	$ 609,616	$ 561,891	$1,254,276	$648,411	$1,253,459	$ 14,504	$–	$4,994,310
Watch	34,101	23,334	54,442	20,281	43,473	134,903	500	–	311,034
Special Mention	933	2,069	872	144	23,724	20,300	–	–	48,042
Substandard	–	726	8,406	34,463	6,164	140,139	–	–	189,898
Total commercial real estate non-owner occupied	$ 687,187	$ 635,745	$ 625,611	$1,309,164	$721,772	$1,548,801	$ 15,004	$–	$5,543,284
Year-to-Date gross write-offs	$ –	$ 13,356	$ –	$ 134	$ –	$ 86	$ –	$–	$ 13,576
Commercial real estate owner occupied									
Pass	$ 719,004	$ 312,724	$ 263,462	$ 244,251	$350,018	$ 566,934	$ 29,271	$–	$2,485,664
Watch	6,255	75,760	45,867	66,329	42,222	130,056	5,370	–	371,859
Special Mention	–	17,946	1,494	18,063	726	23,581	1,500	–	63,310
Substandard	9,405	4,584	1,839	58,664	8,957	148,488	–	–	231,937
Doubtful	75	–	–	–	62	173	–	–	310
Total commercial real estate owner occupied	$ 734,739	$ 411,014	$ 312,662	$ 387,307	$401,985	$ 869,232	$ 36,141	$–	$3,153,080
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 390	$ –	$–	$ 390
Commercial and industrial									
Pass	$1,605,104	$ 956,243	$ 879,951	$ 721,703	$442,640	$ 891,894	$1,714,881	$–	$7,212,416
Watch	46,406	97,674	66,330	114,296	48,981	170,586	239,140	–	783,413
Special Mention	4,991	26,356	14,827	6,920	738	4,536	15,695	–	74,063
Substandard	38,422	18,072	49,068	93,916	157,082	16,472	164,437	–	537,469
Doubtful	21	–	–	24	–	6	–	–	51
Total commercial and industrial	$1,694,944	$1,098,345	$1,010,176	$ 936,859	$649,441	$1,083,494	$2,134,153	$–	$8,607,412
Year-to-Date gross write-offs	$ 1,687	$ 1,822	$ 2,126	$ 655	$ 620	$ 828	$ 9,452	$–	$ 17,190

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior Years			
Popular, Inc.									
Construction									
Pass	$ 387,050	$527,184	$362,388	$ 85,385	$ 3,608	$ 15,722	$65,249	$–	$1,446,586
Watch	1,366	58,973	112,811	35,999	–	6,941	709	–	216,799
Special Mention	–	–	2,912	–	–	–	–	–	2,912
Substandard	–	–	–	8,602	–	–	–	–	8,602
Total construction	$ 388,416	$586,157	$478,111	$129,986	$ 3,608	$ 22,663	$65,958	$–	$1,674,899
Mortgage									
Pass	$1,087,005	$950,992	$762,692	$591,764	$633,030	$4,542,964	$ –	$–	$8,568,447
Substandard	–	151	3,759	2,410	981	73,692	–	–	80,993
Total mortgage	$1,087,005	$951,143	$766,451	$594,174	$634,011	$4,616,656	$ –	$–	$8,649,440
Year-to-Date gross write-offs	$ 31	$ –	$ 1	$ –	$ –	$ 1,404	$ –	$–	$ 1,436
Leasing									
Pass	$ 682,378	$535,227	$354,748	$251,520	$135,973	$ 32,270	$ –	$–	$1,992,116
Substandard	601	1,891	2,424	2,249	1,302	585	–	–	9,052
Loss	175	–	22	–	–	–	–	–	197
Total leasing	$ 683,154	$537,118	$357,194	$253,769	$137,275	$ 32,855	$ –	$–	$2,001,365
Year-to-Date gross write-offs	$ 990	$ 4,449	$ 5,041	$ 4,541	$ 1,807	$ 28	$ –	$–	$ 16,856

(In thousands)	December 31, 2025 Term Loans Amortized Cost Basis by Origination Year 2025	2024	2023	2022	2021	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,229,187	$ –	$ 1,229,187
Substandard	–	–	–	–	–	–	27,526	–	27,526
Loss	–	–	–	–	–	–	4	–	4
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,256,717	$ –	$ 1,256,717
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 75,428	$ –	$ 75,428
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ 5,201	$ 61,271	$ 9,422	$ 75,894
Substandard	–	–	–	–	–	1,276	12	543	1,831
Loss	–	–	–	–	–	139	–	828	967
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 6,616	$ 61,283	$10,793	$ 78,692
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 109	$ –	$ 109
Personal									
Pass	$ 861,190	$ 440,062	$ 273,543	$ 148,144	$ 54,381	$ 78,486	$ –	$29,700	$ 1,885,506
Substandard	1,526	3,639	3,818	1,785	673	6,910	–	2,278	20,629
Loss	10	4	7	12	–	60	–	–	93
Total Personal	$ 862,726	$ 443,705	$ 277,368	$ 149,941	$ 55,054	$ 85,456	$ –	$31,978	$ 1,906,228
Year-to-Date gross write-offs	$ 2,634	$ 21,267	$ 35,522	$ 21,245	$ 5,214	$ 2,206	$ –	$ 3,031	$ 91,119
Auto									
Pass	$1,139,411	$ 995,283	$ 702,884	$ 464,005	$ 314,721	$ 142,456	$ –	$ –	$ 3,758,760
Substandard	3,992	17,559	14,881	11,699	7,590	5,306	–	–	61,027
Loss	–	–	–	–	19	6	–	–	25
Total Auto	$1,143,403	$1,012,842	$ 717,765	$ 475,704	$ 322,330	$ 147,768	$ –	$ –	$ 3,819,812
Year-to-Date gross write-offs	$ 6,682	$ 29,448	$ 20,777	$ 12,602	$ 5,203	$ 1,572	$ –	$ –	$ 76,284
Other consumer									
Pass	$ 35,716	$ 25,008	$ 20,233	$ 15,243	$ 7,179	$ 1,756	$ 73,334	$ –	$ 178,469
Substandard	–	45	211	114	20	47	477	–	914
Loss	–	–	–	1,025	363	–	28	–	1,416
Total Other consumer	$ 35,716	$ 25,053	$ 20,444	$ 16,382	$ 7,562	$ 1,803	$ 73,839	$ –	$ 180,799
Year-to-Date gross write-offs	$ 64	$ 226	$ 286	$ 254	$ 358	$ 1,960	$ 924	$ –	$ 4,072
Total Popular Inc.	$7,679,690	$5,890,953	$4,746,026	$4,870,268	$3,267,723	$9,181,242	$3,648,845	$42,771	$39,327,518

December 31, 2024									
	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans	
(In thousands)	2024	2023	2022	2021	2020	Prior Years	Revolving Loans Amortized Cost Basis	Amortized Cost Basis	Total
BPPR									
Commercial:									
Commercial multi-family									
Pass	$ 50,384	$ 37,211	$136,093	$ 20,939	$ 20,134	$ 34,009	$ 105	$–	$ 298,875
Watch	–	–	541	–	–	1,601	–	–	2,142
Special Mention	–	–	–	–	–	3,161	–	–	3,161
Substandard	–	–	–	–	–	3,823	–	–	3,823
Total commercial multi-family	$ 50,384	$ 37,211	$136,634	$ 20,939	$ 20,134	$ 42,594	$ 105	$–	$ 308,001
Commercial real estate non-owner occupied									
Pass	$419,200	$322,998	$828,404	$547,674	$335,060	$ 525,088	$ 6,159	$–	$2,984,583
Watch	26,097	2,296	654	5,349	28,832	50,924	72	–	114,224
Special Mention	7,018	41,274	156	406	–	46,390	–	–	95,244
Substandard	–	1,002	110	26,430	1,954	22,956	–	–	52,452
Total commercial real estate non-owner occupied	$452,315	$367,570	$829,324	$579,859	$365,846	$ 645,358	$ 6,231	$–	$3,246,503
Year-to-Date gross write-offs	$ –	$ –	$ 69	$ –	$ –	$ 59	$ –	$–	$ 128
Commercial real estate owner occupied									
Pass	$131,449	$ 79,109	$ 94,008	$214,520	$ 46,206	$ 309,791	$ 7,214	$–	$ 882,297
Watch	14,002	2,637	64,735	7,225	4,890	85,580	3	–	179,072
Special Mention	–	1,209	19,436	19,288	–	15,872	1,499	–	57,304
Substandard	455	1,651	20,528	3,872	140,579	77,098	13,021	–	257,204
Doubtful	–	–	–	–	–	34	–	–	34
Total commercial real estate owner occupied	$145,906	$ 84,606	$198,707	$244,905	$191,675	$ 488,375	$ 21,737	$–	$1,375,911
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 2,793	$ –	$–	$ 2,793
Commercial and industrial									
Pass	$790,273	$910,355	$602,454	$304,227	$ 66,395	$ 331,493	$1,495,490	$–	$4,500,687
Watch	124,987	24,935	49,497	6,394	3,465	31,609	135,811	–	376,698
Special Mention	5,519	7,316	1,895	157,627	53	30,360	28,171	–	230,941
Substandard	6,063	30,496	37,558	4,203	14,776	23,135	122,275	–	238,506
Doubtful	–	–	–	–	–	11	–	–	11
Loss	–	–	–	–	–	–	51	–	51
Total commercial and industrial	$926,842	$973,102	$691,404	$472,451	$ 84,689	$ 416,608	$1,781,798	$–	$5,346,894
Year-to-Date gross write-offs	$ 1,099	$ 707	$ 331	$ 122	$ 2,838	$ 11,841	$ 7,617	$–	$ 24,555
Construction									
Pass	$ 63,107	$ 53,070	$ 33,423	$ 14,908	$ 9,483	$ 1,011	$ 16,782	$–	$ 191,784
Watch	–	13,872	–	–	–	–	–	–	13,872
Special Mention	–	–	–	6,058	–	–	–	–	6,058
Substandard	–	–	–	576	–	–	–	–	576
Total construction	$ 63,107	$ 66,942	$ 33,423	$ 21,542	$ 9,483	$ 1,011	$ 16,782	$–	$ 212,290
Mortgage									
Pass	$879,075	$724,383	$409,133	$401,113	$234,486	$4,085,088	$ –	$–	$6,733,278
Substandard	–	1,961	1,331	1,675	347	71,289	–	–	76,603
Total mortgage	$879,075	$726,344	$410,464	$402,788	$234,833	$4,156,377	$ –	$–	$6,809,881
Year-to-Date gross write-offs	$ –	$ 9	$ –	$ 8	$ –	$ 1,067	$ –	$–	$ 1,084

December 31, 2024									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior Years			Total
BPPR									
Leasing									
Pass	$ 731,053	$ 477,226	$ 362,426	$ 217,537	$ 104,812	$ 22,762	$ –	$ –	$ 1,915,816
Substandard	1,195	2,280	2,834	1,885	920	402	–	–	9,516
Loss	–	–	–	–	–	73	–	–	73
Total leasing	$ 732,248	$ 479,506	$ 365,260	$ 219,422	$ 105,732	$ 23,237	$ –	$ –	$ 1,925,405
Year-to-Date gross write-offs	$ 1,733	$ 4,842	$ 5,373	$ 3,281	$ 694	$ 1,052	$ –	$ –	$ 16,975
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,188,093	$ –	$ 1,188,093
Substandard	–	–	–	–	–	–	29,960	–	29,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,218,053	$ –	$ 1,218,053
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 69,731	$ –	$ 69,731
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,040	$ –	$ 2,040
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,040	$ –	$ 2,040
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 380	$ –	$ 380
Personal									
Pass	$ 722,949	$ 499,604	$ 262,011	$ 101,155	$ 29,078	$ 91,004	$ –	$23,802	$ 1,729,603
Substandard	924	4,965	3,561	1,221	271	8,205	–	1,626	20,773
Loss	–	–	–	1	–	–	–	–	1
Total Personal	$ 723,873	$ 504,569	$ 265,572	$ 102,377	$ 29,349	$ 99,209	$ –	$25,428	$ 1,750,377
Year-to-Date gross write-offs	$ 2,362	$ 39,193	$ 38,077	$ 10,822	$ 2,708	$ 3,525	$ –	$ 1,982	$ 98,669
Auto									
Pass	$1,277,016	$ 938,769	$ 665,431	$ 494,529	$ 254,621	$ 133,054	$ –	$ –	$ 3,763,420
Substandard	7,239	16,876	13,579	10,775	6,377	5,131	–	–	59,977
Loss	14	15	–	2	–	9	–	–	40
Total Auto	$1,284,269	$ 955,660	$ 679,010	$ 505,306	$ 260,998	$ 138,194	$ –	$ –	$ 3,823,437
Year-to-Date gross write-offs	$ 11,229	$ 36,992	$ 20,486	$ 9,997	$ 4,965	$ 1,731	$ –	$ –	$ 85,400
Other consumer									
Pass	$ 28,543	$ 29,585	$ 20,021	$ 10,129	$ 4,588	$ 3,364	$ 62,678	$ –	$ 158,908
Substandard	–	228	44	–	29	57	413	–	771
Loss	–	–	–	550	–	–	–	–	550
Total Other consumer	$ 28,543	$ 29,813	$ 20,065	$ 10,679	$ 4,617	$ 3,421	$ 63,091	$ –	$ 160,229
Year-to-Date gross write-offs	$ 29	$ 213	$ 130	$ 96	$ 128	$ 2,205	$ –	$ –	$ 2,801
Total BPPR	$5,286,562	$4,225,323	$3,629,863	$2,580,268	$1,307,356	$6,014,384	$3,109,837	$25,428	$26,179,021

	December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior Years			Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Pass	$139,370	$148,423	$491,750	$313,610	$207,327	$560,891	$5,700	$–	$1,867,071
Watch	–	10,974	27,441	26,679	10,668	114,419	–	–	190,181
Special Mention	–	–	8,004	–	–	–	–	–	8,004
Substandard	–	–	2,761	–	–	23,602	–	–	26,363
Total commercial multi-family	$139,370	$159,397	$529,956	$340,289	$217,995	$698,912	$5,700	$–	$2,091,619
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 441	$ –	$–	$ 441
Commercial real estate non-owner occupied									
Pass	$178,355	$368,597	$480,055	$167,839	$193,309	$456,689	$8,588	$–	$1,853,432
Watch	–	12,932	17,125	13,138	45,864	64,390	300	–	153,749
Special Mention	–	–	–	–	–	594	–	–	594
Substandard	–	–	2,657	2,741	5,758	97,801	–	–	108,957
Total commercial real estate non-owner occupied	$178,355	$381,529	$499,837	$183,718	$244,931	$619,474	$8,888	$–	$2,116,732
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 54	$ –	$–	$ 54
Commercial real estate owner occupied									
Pass	$304,778	$257,586	$244,811	$279,419	$ 35,459	$246,158	$7,669	$–	$1,375,880
Watch	–	25,614	13,531	32,132	16,301	54,877	–	–	142,455
Special Mention	–	488	69,505	34,428	27,406	10,825	–	–	142,652
Substandard	–	–	17,101	2,596	3,678	97,473	–	–	120,848
Total commercial real estate owner occupied	$304,778	$283,688	$344,948	$348,575	$ 82,844	$409,333	$7,669	$–	$1,781,835
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 154	$ –	$–	$ 154

(In thousands)	December 31, 2024 Term Loans Amortized Cost Basis by Origination Year 2024	2023	2022	2021	2020	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular U.S.									
Commercial and industrial									
Pass	$260,479	$275,971	$318,564	$322,697	$268,591	$506,973	$273,222	$–	$2,226,497
Watch	–	11,420	48,953	28,138	9,521	35,498	15,050	–	148,580
Special Mention	58	–	5,270	568	–	255	3,835	–	9,986
Substandard	2,276	–	–	195	45	1,610	5,479	–	9,605
Total commercial and industrial	$262,813	$287,391	$372,787	$351,598	$278,157	$544,336	$297,586	$–	$2,394,668
Year-to-Date gross write-offs	$ 1,103	$ 1,571	$ 190	$ 300	$ 211	$ 480	$ 123	$–	$ 3,978
Construction									
Pass	$259,194	$512,428	$155,268	$ –	$ –	$ 765	$ –	$–	$ 927,655
Watch	–	1,541	36,264	–	–	7,172	24,691	–	69,668
Special Mention	–	4,897	6,367	–	–	–	–	–	11,264
Substandard	–	–	8,104	–	–	25,473	9,338	–	42,915
Total construction	$259,194	$518,866	$206,003	$ –	$ –	$ 33,410	$ 34,029	$–	$1,051,502
Mortgage									
Pass	$ 98,345	$ 88,788	$215,600	$272,908	$216,025	$382,746	$ –	$–	$1,274,412
Substandard	–	644	106	860	–	28,280	–	–	29,890
Total mortgage	$ 98,345	$ 89,432	$215,706	$273,768	$216,025	$411,026	$ –	$–	$1,304,302
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 18	$ –	$–	$ 18

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 26	$ –	$ 26
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 26	$ –	$ 26
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	5,914	$ 50,533	$11,691	$ 68,138
Substandard	–	–	–	–	–	1,657	15	700	2,372
Loss	–	–	–	–	–	122	–	899	1,021
Total HELOCs	$ –	$ –	$ –	$ –	$ –	7,693	$ 50,548	$13,290	$ 71,531
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 53	$ –	$ 53
Personal									
Pass	$ 28,083	$ 23,084	$ 41,182	$ 8,618	$ 651	1,507	$ –	$ –	$ 103,125
Substandard	157	399	627	134	7	302	–	–	1,626
Loss	53	10	–	5	–	48	–	–	116
Total Personal	$ 28,293	$ 23,493	$ 41,809	$ 8,757	$ 658	1,857	$ –	$ –	$ 104,867
Year-to-Date gross write-offs	$ 802	$ 4,536	$ 10,869	$ 2,458	$ 231	307	$ –	$ –	$ 19,203
Other consumer									
Pass	$ –	$ –	$ –	$ –	$ –	–	$ 11,537	$ –	$ 11,537
Substandard	–	–	–	–	–	–	12	–	12
Total Other consumer	$ –	$ –	$ –	$ –	$ –	–	$ 11,549	$ –	$ 11,549
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	–	$ 101	$ –	$ 101
Total Popular U.S.	$1,271,148	$1,743,796	$2,211,046	$1,506,705	$1,040,610	$2,726,041	$415,995	$13,290	$10,928,631

December 31, 2024

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
Popular, Inc.									
Commercial:									
Commercial multi-family									
Pass	$ 189,754	$ 185,634	$ 627,843	$334,549	$227,461	$ 594,900	$ 5,805	$ –	$2,165,946
Watch	–	10,974	27,982	26,679	10,668	116,020	–	–	192,323
Special Mention	–	–	8,004	–	–	3,161	–	–	11,165
Substandard	–	–	2,761	–	–	27,425	–	–	30,186
Total commercial multi-family	$ 189,754	$ 196,608	$ 666,590	$361,228	$238,129	$ 741,506	$ 5,805	$ –	$2,399,620
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 441	$ –	$ –	$ 441
Commercial real estate non-owner occupied									
Pass	$ 597,555	$ 691,595	$1,308,459	$715,513	$528,369	$ 981,777	$ 14,747	$ –	$4,838,015
Watch	26,097	15,228	17,779	18,487	74,696	115,314	372	–	267,973
Special Mention	7,018	41,274	156	406	–	46,984	–	–	95,838
Substandard	–	1,002	2,767	29,171	7,712	120,757	–	–	161,409
Total commercial real estate non-owner occupied	$ 630,670	$ 749,099	$1,329,161	$763,577	$610,777	$1,264,832	$ 15,119	$ –	$5,363,235
Year-to-Date gross write-offs	$ –	$ –	$ 69	$ –	$ –	$ 113	$ –	$ –	$ 182
Commercial real estate owner occupied									
Pass	$ 436,227	$ 336,695	$ 338,819	$493,939	$ 81,665	$ 555,949	$ 14,883	$ –	$2,258,177
Watch	14,002	28,251	78,266	39,357	21,191	140,457	3	–	321,527
Special Mention	–	1,697	88,941	53,716	27,406	26,697	1,499	–	199,956
Substandard	455	1,651	37,629	6,468	144,257	174,571	13,021	–	378,052
Doubtful	–	–	–	–	–	34	–	–	34
Total commercial real estate owner occupied	$ 450,684	$ 368,294	$ 543,655	$593,480	$274,519	$ 897,708	$ 29,406	$ –	$3,157,746
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 2,947	$ –	$ –	$ 2,947
Commercial and industrial									
Pass	$1,050,752	$1,186,326	$ 921,018	$626,924	$334,986	$ 838,466	$1,768,712	$ –	$6,727,184
Watch	124,987	36,355	98,450	34,532	12,986	67,107	150,861	–	525,278
Special Mention	5,577	7,316	7,165	158,195	53	30,615	32,006	–	240,927
Substandard	8,339	30,496	37,558	4,398	14,821	24,745	127,754	–	248,111
Doubtful	–	–	–	–	–	11	–	–	11
Loss	–	–	–	–	–	–	51	–	51
Total commercial and industrial	$1,189,655	$1,260,493	$1,064,191	$824,049	$362,846	$ 960,944	$2,079,384	$ –	$7,741,562
Year-to-Date gross write-offs	$ 2,202	$ 2,278	$ 521	$ 422	$ 3,049	$ 12,321	$ 7,740	$ –	$ 28,533

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
Popular, Inc.									
Construction									
Pass	$322,301	$565,498	$188,691	$ 14,908	$ 9,483	$ 1,776	$16,782	$—	$1,119,439
Watch	–	15,413	36,264	–	–	7,172	24,691	–	83,540
Special Mention	–	4,897	6,367	6,058	–	–	–	–	17,322
Substandard	–	–	8,104	576	–	25,473	9,338	–	43,491
Total construction	$322,301	$585,808	$239,426	$ 21,542	$ 9,483	$ 34,421	$50,811	$—	$1,263,792
Mortgage									
Pass	$977,420	$813,171	$624,733	$674,021	$450,511	$4,467,834	$ –	$—	$8,007,690
Substandard	–	2,605	1,437	2,535	347	99,569	–	–	106,493
Total mortgage	$977,420	$815,776	$626,170	$676,556	$450,858	$4,567,403	$ –	$—	$8,114,183
Year-to-Date gross write-offs	$ –	$ 9	$ –	$ 8	$ –	$ 1,085	$ –	$—	$ 1,102
Leasing									
Pass	$731,053	$477,226	$362,426	$217,537	$104,812	$ 22,762	$ –	$—	$1,915,816
Substandard	1,195	2,280	2,834	1,885	920	402	–	–	9,516
Loss	–	–	–	–	–	73	–	–	73
Total leasing	$732,248	$479,506	$365,260	$219,422	$105,732	$ 23,237	$ –	$—	$1,925,405
Year-to-Date gross write-offs	$ 1,733	$ 4,842	$ 5,373	$ 3,281	$ 694	$ 1,052	$ –	$—	$ 16,975

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
Popular, Inc.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,188,119	$ –	$ 1,188,119
Substandard	–	–	–	–	–	–	29,960	–	29,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,218,079	$ –	$ 1,218,079
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 69,731	$ –	$ 69,731
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	5,914 $	52,573	$11,691	$ 70,178
Substandard	–	–	–	–	–	1,657	15	700	2,372
Loss	–	–	–	–	–	122	–	899	1,021
Total HELOCs	$ –	$ –	$ –	$ –	$ –	7,693 $	52,588	$13,290	$ 73,571
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 433	$ –	$ 433
Personal									
Pass	$ 751,032	$ 522,688	$ 303,193	$ 109,773	$ 29,729	$ 92,511	$ –	$23,802	$ 1,832,728
Substandard	1,081	5,364	4,188	1,355	278	8,507	–	1,626	22,399
Loss	53	10	–	6	–	48	–	–	117
Total Personal	$ 752,166	$ 528,062	$ 307,381	$ 111,134	$ 30,007	$ 101,066	$ –	$25,428	$ 1,855,244
Year-to-Date gross write-offs	$ 3,164	$ 43,729	$ 48,946	$ 13,280	$ 2,939	$ 3,832	$ –	$ 1,982	$ 117,872
Auto									
Pass	$1,277,016	$ 938,769	$ 665,431	$ 494,529	$ 254,621	$ 133,054	$ –	$ –	$ 3,763,420
Substandard	7,239	16,876	13,579	10,775	6,377	5,131	–	–	59,977
Loss	14	15	–	2	–	9	–	–	40
Total Auto	$1,284,269	$ 955,660	$ 679,010	$ 505,306	$ 260,998	$ 138,194	$ –	$ –	$ 3,823,437
Year-to-Date gross write-offs	$ 11,229	$ 36,992	$ 20,486	$ 9,997	$ 4,965	$ 1,731	$ –	$ –	$ 85,400
Other consumer									
Pass	$ 28,543	$ 29,585	$ 20,021	$ 10,129	$ 4,588	$ 3,364	$ 74,215	$ –	$ 170,445
Substandard	–	228	44	–	29	57	425	–	783
Loss	–	–	–	550	–	–	–	–	550
Total Other consumer	$ 28,543	$ 29,813	$ 20,065	$ 10,679	$ 4,617	$ 3,421	$ 74,640	$ –	$ 171,778
Year-to-Date gross write-offs	$ 29	$ 213	$ 130	$ 96	$ 128	$ 2,205	$ 101	$ –	$ 2,902
Total Popular Inc.	$6,557,710	$5,969,119	$5,840,909	$4,086,973	$2,347,966	$8,740,425	$3,525,832	$38,718	$37,107,652

Note 9 - Mortgage banking activities

Income from mortgage banking activities includes mortgage servicing fees earned in connection with administering residential mortgage loans and valuation adjustments on mortgage servicing rights. It also includes gain on sales and securitizations of residential mortgage loans, losses on repurchased loans, including interest advances, and trading gains and losses on derivative contracts used to hedge the Corporation's securitization activities. In addition, fair value valuation adjustments to residential mortgage loans held for sale, if any, are recorded as part of the mortgage banking activities.

The following table presents the components of mortgage banking activities:

	Years ended December 31,		
(In thousands)	2025	2024	2023
Mortgage servicing fees, net of fair value adjustments:			
Mortgage servicing fees	$ 27,629	$ 30,227	$ 32,981
Mortgage servicing rights fair value adjustments	(12,880)	(11,370)	(11,589)
Total mortgage servicing fees, net of fair value adjustments	14,749	18,857	21,392
Net gain (loss) on sale of loans, including valuation on loans held for sale [1]	608	317	(88)
Trading account profit:			
Unrealized (loss) gains on outstanding derivative positions	(89)	185	(138)
Realized (loss) gains on closed derivative positions	(184)	(150)	614
Total trading account (loss) profit	(273)	35	476
Losses on repurchased loans, including interest advances	(128)	(150)	(283)
Total mortgage banking activities	$ 14,956	$ 19,059	$ 21,497

Note 10 - Transfers of financial assets and mortgage servicing assets

The Corporation typically transfers conforming residential mortgage loans in conjunction with GNMA, FNMA and FHLMC securitization transactions whereby the loans are exchanged for cash or securities and servicing rights. As seller, the Corporation has made certain representations and warranties with respect to the originally transferred loans and, in the past, has sold certain loans with credit recourse to a government-sponsored entity, namely FNMA. Refer to Note 22 to the Consolidated Financial Statements for a description of such arrangements.

No liabilities were incurred as a result of these securitizations during the years ended December 31, 2025 and 2024 because they did not contain any credit recourse arrangements.

The following tables present the initial fair value of the assets obtained as proceeds from residential mortgage loans securitized during the years ended December 31, 2025 and 2024:

	Proceeds Obtained During the Year Ended December 31, 2025			
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$—	$ 5,690	$—	$ 5,690
Mortgage-backed securities - FNMA	–	8,560	–	8,560
Total trading account debt securities	$—	$14,250	$—	$14,250
Total	$—	$14,250	$—	$14,250

	Proceeds Obtained During the Year Ended December 31, 2024			
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$ 6,783	$ –	$ 6,783
Mortgage-backed securities - FNMA	–	8,377	–	8,377
Total trading account debt securities	$–	$15,160	$ –	$15,160
Mortgage servicing rights	$–	$ –	$302	$ 302
Total	$–	$15,160	$302	$15,462

During the year ended December 31, 2025, the Corporation retained servicing rights on whole loan sales involving approximately $35 million in principal balance outstanding (2024 - $44 million), with net realized gains of approximately $1.2 million (2024 - $1.1 million). All loan sales performed during the years ended December 31, 2025 and 2024 were without credit recourse agreements.

The Corporation recognizes as assets the rights to service loans for others, whether these rights are purchased or result from asset transfers such as sales and securitizations. These mortgage servicing rights ("MSRs") are measured at fair value.

The Corporation uses a discounted cash flow model to estimate the fair value of MSRs. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, prepayment and late fees, among other considerations. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior.

The following table presents the changes in MSRs measured using the fair value method for the years ended December 31, 2025 and 2024.

Residential MSRs

(In thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Fair value at beginning of period	$108,103	118,109	$128,350
Additions	1,133	1,364	2,097
Changes due to payments on loans [1]	(8,590)	(8,739)	(9,934)
Reduction due to loan repurchases	(503)	(511)	(606)
Changes in fair value due to changes in valuation model inputs or assumptions	(3,787)	(2,120)	(529)
Other	–	–	(1,269)
Fair value at end of period [2]	$ 96,356	108,103	$118,109

[1] Represents changes due to collection / realization of expected cash flows over time.

[2] At December 31, 2025, PB had MSRs amounting to $1.8 million (December 31, 2024 - $1.9 million).

During the quarter ended June 30, 2023 the Corporation terminated a servicing agreement, in which it acted as sub-servicer for a third party, for a portfolio with an unpaid principal balance of approximately $260 million and a related MSR fair value of approximately $2 million. The transaction did not result in a material effect on the financial results of the Corporation.

Residential mortgage loans serviced for others were $8.2 billion at December 31, 2025 (2024 - $9.0 billion).

Net mortgage servicing fees, a component of mortgage banking activities in the Consolidated Statements of Operations, include the changes from period to period in the fair value of the MSRs, including changes due to collection / realization of expected cash flows. The banking subsidiaries receive servicing fees based on a percentage of the outstanding loan balance. These servicing fees are credited to income when they are collected. At December 31, 2025, those weighted average mortgage servicing fees were 0.32% (2024 - 0.32%). Under these servicing agreements, the banking subsidiaries do not generally earn significant prepayment penalty fees on the underlying loans serviced.

The section below includes information on assumptions used in the valuation model of the MSRs, originated and purchased. Key economic assumptions used in measuring the servicing rights derived from loans securitized or sold by the Corporation during the years ended December 31, 2025 and 2024 were as follows:

	Years ended			
	December 31, 2025		December 31, 2024	
	BPPR	PB	BPPR	PB
Prepayment speed	6.4%	6.1%	6.8%	6.3%
Weighted average life (in years)	10.2	8.8	9.4	8.7
Discount rate (annual rate)	9.8%	12.6%	9.7%	12.8%

Key economic assumptions used to estimate the fair value of MSRs derived from sales and securitizations of mortgage loans performed by the banking subsidiaries and servicing rights purchased from other financial institutions, and the sensitivity to immediate changes in those assumptions, were as follows as of the end of the periods reported:

| | Originated MSRs | | Purchased MSRs | |
| | December 31, 2025 | December 31, 2024 | December 31, 2025 | December 31, 2024 |
(In thousands)				
Fair value of servicing rights	$29,784	$34,019	$66,572	$74,084
Weighted average life (in years)	6.2	6.4	6.6	6.6
Weighted average prepayment speed (annual rate)	5.2%	5.8%	6.3%	6.9%
Impact on fair value of 10% adverse change	$ (555)	$ (667)	$ (1,223)	$ (1,448)
Impact on fair value of 20% adverse change	$ (1,090)	$ (1,308)	$ (2,402)	$ (2,840)
Weighted average discount rate (annual rate)	10.6%	11.4%	10.8%	10.8%
Impact on fair value of 10% adverse change	$ (1,087)	$ (1,267)	$ (2,377)	$ (2,689)
Impact on fair value of 20% adverse change	$ (2,105)	$ (2,451)	$ (4,609)	$ (5,211)

The sensitivity analyses presented in the table above for servicing rights are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivity tables included herein, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

At December 31, 2025, the Corporation serviced $429 million (2024 - $495 million) in residential mortgage loans with credit recourse to the Corporation, from which $9 million was 60 days or more past due (2024 - $12 million). Also refer to Note 22 for information on changes in the Corporation's liability of estimated losses related to loans serviced with credit recourse.

During the year ended December 31, 2025, the Corporation repurchased approximately $39 million of mortgage loans from its GNMA servicing portfolio (2024 - $38 million). The determination to repurchase these loans was based on the economic benefits of the transaction, which results in a reduction of the servicing costs for these severely delinquent loans, mostly related to principal and interest advances. The risk associated with the loans is reduced due to their guaranteed nature. The Corporation may place these loans under modification programs offered by FHA, VA or United States Department of Agriculture (USDA) or other loss mitigation programs offered by the Corporation, and once brought back to current status, these may be either retained in portfolio or re-sold in the secondary market.

Note 11 - Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

(In thousands)	Useful life in years	2025	2024
Premises and equipment:			
Land		$ 89,519	$ 89,519
Buildings	10-50	589,394	497,631
Equipment	2-10	380,683	365,716
Leasehold improvements	3-10	102,737	96,521
		1,072,814	959,868
Less - Accumulated depreciation and amortization		630,842	606,187
Subtotal		441,972	353,681
Construction in progress		154,329	158,587
Premises and equipment, net		$ 685,820	$601,787

Depreciation and amortization of premises and equipment for the year 2025 was $ 53.3 million (2024 - $57.1 million; 2023 - $58.5 million), of which $31.0 million (2024 - $26.4 million; 2023 - $26.5 million) was charged to occupancy expense and $22.3 million (2024 - $30.7 million; 2023 - $32.0 million) was charged to equipment, technology and software and other operating expenses. Occupancy expense of premises and equipment is net of rental income of $13.9 million (2024 - $11.5 million; 2023 - $13.1 million). For information related to the amortization expense of finance leases, refer to Note 32–Leases.

Note 12 - Other real estate owned

The following tables present the activity related to Other Real Estate Owned ("OREO"), for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31, 2025		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$ 8,424	$ 48,844	$ 57,268
Write-downs in value	(970)	(2,356)	(3,326)
Additions	931	36,319	37,250
Sales	(3,474)	(45,069)	(48,543)
Other adjustments	–	(216)	(216)
Ending balance	$ 4,911	$ 37,522	$ 42,433

	For the year ended December 31, 2024		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$11,189	$ 69,227	$ 80,416
Write-downs in value	(1,104)	(1,749)	(2,853)
Additions	7,155	43,458	50,613
Sales	(8,816)	(61,845)	(70,661)
Other adjustments	–	(247)	(247)
Ending balance	$ 8,424	$ 48,844	$ 57,268

(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
	For the year ended December 31, 2023		
Balance at beginning of period	$12,500	$ 76,626	$ 89,126
Write-downs in value	(607)	(2,179)	(2,786)
Additions	2,707	68,582	71,289
Sales	(3,428)	(73,548)	(76,976)
Other adjustments	17	(254)	(237)
Ending balance	$11,189	$ 69,227	$ 80,416

Note 13 - Other assets

The caption of other assets in the Consolidated Statements of Financial Condition consists of the following major categories:

(In thousands)	December 31, 2025	December 31, 2024
Net deferred tax assets (net of valuation allowance)	$ 814,265	$ 926,329
Investments under the equity method	261,687	251,537
Prepaid taxes	42,762	42,909
Other prepaid expenses	25,542	28,376
Capitalized software costs	183,381	136,442
Derivative assets	27,913	25,975
Trades receivable from brokers and counterparties	245	588
Receivables from investments maturities	–	14,600
Principal, interest and escrow servicing advances	30,252	43,793
Guaranteed mortgage loan claims receivable	9,184	17,226
Operating ROU assets	95,234	93,389
Finance ROU assets	23,686	19,174
Assets for pension benefit	38,157	33,233
Others	153,669	164,188
Total other assets	$1,705,977	$1,797,759

The Corporation regularly incurs in capitalizable costs associated with software development or licensing which are recorded within the Other Assets line item in the accompanying Consolidated Statements of Financial Condition. In addition, the Corporation incurs costs associated with hosting arrangements that are service contracts that are also recorded within Other Assets. The hosting arrangements can include capitalizable implementation costs that are amortized during the term of the hosting arrangement. The following table summarizes the composition of acquired or developed software costs as well as costs related to hosting arrangements:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2025			
Software development costs	$103,628	$34,170	$ 69,458
Software license costs	46,538	24,475	22,063
Cloud computing arrangements	106,410	14,550	91,860
Total Capitalized software costs [1] [2]	$256,576	$73,195	$183,381
December 31, 2024			
Software development costs	$ 79,233	$23,057	$ 56,176
Software license costs	42,234	21,459	20,775
Cloud computing arrangements	65,797	6,306	59,491
Total Capitalized software costs [1] [2]	$187,264	$50,822	$136,442

[1] Software intangible assets are presented as part of Other Assets in the Consolidated Statements of Financial Condition.
[2] The tables above exclude assets that have been fully amortized.

Total amortization expense for all capitalized software and hosting arrangement cost, reflected as part of technology and software expenses in the consolidated statement of operations, is as follows:

	Year ended December 31,		
(In thousands)	2025	2024	2023
Software development and license costs	$ 89,752	$ 77,731	$ 66,233
Cloud computing arrangements	8,566	4,398	3,324
Total amortization expense	$ 98,318	$ 82,129	$ 69,557

Note 14 - Goodwill and other intangible assets

Goodwill

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024, by reportable segments (refer to Note 36 for the definition of the Corporation's reportable segments):

December 31, 2025			
(In thousands)	Balance at January 1, 2025	Goodwill impairment	Balance at December 31, 2025
Banco Popular de Puerto Rico	$434,909	$ –	$434,909
Popular U.S.	368,045	(13,000)	355,045
Total Popular, Inc.	$802,954	$(13,000)	$789,954

December 31, 2024			
(In thousands)	Balance at January 1, 2024	Write down from a disposal group [1]	Balance at December 31, 2024
Banco Popular de Puerto Rico	$436,383	$(1,474)	$434,909
Popular U.S.	368,045	–	368,045
Total Popular, Inc.	$804,428	$(1,474)	$802,954

[1]   During the year ended December 31, 2024, the Corporation recognized a write-down to goodwill due to the sale of its daily-rental business.

Other intangible assets

At December 31, 2025, the Corporation had intangible assets subject to amortization amounting to $4.3 million (December 31, 2024- $6.1 million), which will be amortized through the year 2029.

Results of the Annual Goodwill Impairment Test

The Corporation evaluates goodwill for impairment at least annually and on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of its reporting units below their carrying amounts. The reporting units evaluated are one level below the business segments and correspond to the legal entities within each reportable segment.

When evaluating goodwill for impairment, the Corporation may decide to first perform a qualitative assessment, or "Step Zero" impairment test, to determine whether it is more likely than not that impairment has occurred. The qualitative assessment includes a review of macroeconomic conditions,

industry and market considerations, internal cost factors, and our own overall financial and share price performance, among other factors. If it is determined that it is more likely than not that the carrying amounts of our reporting units exceed their fair value, the Corporation will perform a quantitative assessment and calculate the estimated fair value of the respective reporting unit. If the carrying amount of a reporting unit's goodwill exceeds the fair value of that goodwill, an impairment loss is recognized.

To assess a reporting unit's fair value, the Corporation generally uses a combination of methods such as discounted cash flow analysis and market multiples. The financial projections used in the discounted cash flow ("DCF") valuation analysis are based on the most recent (as of the valuation date) projections presented to the Corporation's Asset / Liability Management Committee ("ALCO"). These projections reflect management's expectations for the reporting unit's financial prospects considering economic and industry conditions. The Corporation evaluates the results obtained under the valuation methodology to identify and understand the key value drivers, to ascertain that the results obtained are reasonable and appropriate under the circumstances. Elements considered include current market and economic conditions, developments in specific lines of business, and any particular features of the individual reporting units.

The Corporation completed its annual goodwill impairment evaluation during the third quarter of 2025, using July 31, 2025 as the evaluation date. Through a qualitative analysis, Step Zero, the Corporation determined that for all reporting units, except for the Popular Equipment Finance ("PEF") reporting unit, it is more-likely-than-not that the fair value exceeded the carrying value. As a result, the Corporation performed a quantitative test to assess PEF's goodwill impairment.

The results of the PEF annual goodwill impairment test as of July 31, 2025, indicated that the estimated fair value was below its carrying amount. Accordingly, the Corporation recognized a goodwill impairment charge of $13.0 million, which was mainly driven by lower projected earnings for the forecasted period, primarily due to lower lending activity.

Changes to the Annual Goodwill Impairment Test Date

The Corporation has historically evaluated its goodwill for impairment annually as of July 31 or more frequently. After completing the annual test during the third quarter of 2025, the Corporation changed the date of its annual assessment of goodwill to October 1st for all reporting units. The change in testing date for goodwill is a change in accounting principle,

which management believes is preferable as the new date of the assessment will create a more efficient and timely process surrounding the impairment tests by better aligning with its annual planning and budgeting process. The Corporation has determined that this change does not have a material effect on its financial statements considering the requirements to assess goodwill impairment upon certain triggering events in current and prior periods and its internal control over financial reporting. The Corporation has determined that it is impracticable to objectively determine projected cash flows and related valuation estimates that would have been used as of each October 1st of prior reporting periods without the use of hindsight. As such, the Corporation prospectively applied the change in annual goodwill impairment testing date from October 1, 2025.

As of October 1, 2025, management performed a qualitative impairment assessment and determined that for the Puerto Rico based reporting units, it was more-likely-than-not that the fair value exceeded their carrying value, resulting in no impairment. For the U.S. based subsidiaries, Popular Bank and PEF, a quantitative goodwill impairment test was performed, resulting in no impairment.

The following tables present the gross amount of goodwill and accumulated impairment losses by reportable segments.

December 31, 2025

(In thousands)	Balance at December 31, 2025 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2025 (net amounts)
Banco Popular de Puerto Rico	$ 438,710	$ 3,801	$434,909
Popular U.S.	564,456	209,411	355,045
Total Popular, Inc.	$1,003,166	$213,212	$789,954

December 31, 2024

(In thousands)	Balance at December 31, 2024 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2024 (net amounts)
Banco Popular de Puerto Rico	$ 438,710	$ 3,801	$434,909
Popular U.S.	564,456	196,411	368,045
Total Popular, Inc.	$1,003,166	$200,212	$802,954

Note 15 - Deposits

Total deposits as of the end of the periods presented consisted of:

(In thousands)	December 31, 2025	December 31, 2024
Savings accounts	$14,368,599	$14,224,271
NOW, money market and other interest-bearing demand deposits	27,037,924	26,507,637
Total savings, NOW, money market and other interest-bearing demand deposits	41,406,523	40,731,908
Certificates of deposit:		
Under $250,000	5,564,615	5,383,331
$250,000 and over	3,914,746	3,629,551
Total certificates of deposit	9,479,361	9,012,882
Total interest-bearing deposits	$50,885,884	$49,744,790
Non- interest-bearing deposits	$15,304,209	$15,139,555
Total deposits	$66,190,093	$64,884,345

A summary of certificates of deposits by maturity at December 31, 2025 follows:

(In thousands)	
2026	$6,716,134
2027	1,100,623
2028	709,395
2029	423,171
2030	434,716
2031 and thereafter	95,322
Total certificates of deposit	$9,479,361

At December 31, 2025, the Corporation had brokered deposits amounting to $ 1.0 billion (December 31, 2024 - $1.6 billion).

The aggregate amount of overdrafts in demand deposit accounts that were reclassified to loans was $10.7 million at December 31, 2025 (December 31, 2024 - $10.4 million).

At December 31, 2025, Puerto Rico government deposits amounted to $19.4 billion. Puerto Rico government deposits are mostly interest bearing accounts, which are indexed to short-term market rates and fluctuate in cost with changes in those rates, in accordance with contractual terms.

Note 16 - Borrowings

Assets sold under agreements to repurchase

Assets sold under agreements to repurchase amounted to $39 million at December 31, 2025 and $55 million at December 31, 2024.

The Corporation's repurchase transactions are overcollateralized with the securities detailed in the table below. The Corporation's repurchase agreements have a right of set-off with the respective counterparty under the supplemental terms of the master repurchase agreements. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the repurchase agreements are not offset with other repurchase agreements held with the same counterparty.

The following table presents information related to the Corporation's repurchase transactions accounted for as secured borrowings that are collateralized with debt securities available-for-sale, debt securities held-to-maturity, and other assets held-for-trading purposes or which have been obtained under agreements to resell. It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

Repurchase agreements accounted for as secured borrowings

	December 31, 2025		December 31, 2024	
(Dollars in thousands)	Repurchase liability	Repurchase liability weighted average interest rate	Repurchase liability	Repurchase liability weighted average interest rate
U.S. Treasury securities				
Within 30 days	$29,356	4.11%	$22,591	5.04%
After 30 to 90 days	9,645	4.15	13,813	4.71
Total U.S. Treasury securities	39,001	4.12	36,404	4.92
Mortgage-backed securities				
Within 30 days	–	–	4,924	4.90
After 30 to 90 days	–	–	13,505	4.88
Total mortgage-backed securities	–	–	18,429	4.89
Total	$39,001	4.12%	$54,833	4.91%

Repurchase agreements in this portfolio are generally short-term, often overnight. As such, our risk is very limited. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

(Dollars in thousands)	2025	2024
Maximum aggregate balance outstanding at any month-end	$107,572	$105,684
Average monthly aggregate balance outstanding	$ 50,401	$ 76,156
Weighted average interest rate:		
For the year	4.27%	5.54%
At December 31	4.16%	4.99%

Other short-term borrowings

At December 31, 2025, other short-term borrowings consisted of $650 million in FHLB Advances, compared to $225 million in FHLB Advances at December 31, 2024. The following table presents additional information related to the Corporation's other short-term borrowings at December 31, 2025 and December 31, 2024.

(Dollars in thousands)	2025	2024
Maximum aggregate balance outstanding at any month-end	$650,000	$225,000
Average monthly aggregate balance outstanding	$374,728	$ 8,402
Weighted average interest rate:		
For the year	4.16%	5.40%
At December 31	3.98%	4.67%

Notes Payable

The following table presents the composition of notes payable at December 31, 2025 and December 31, 2024.

(In thousands)	December 31, 2025	December 31, 2024
Advances with the FHLB with maturities ranging from 2026 through 2029 paying interest at monthly fixed rates ranging from 0.69% to 4.17% (2024 - 0.54% to 5.26%)	$164,620	$302,722
Unsecured senior debt securities maturing on 2028 paying interest semiannually at a fixed rate of 7.25% (2024-7.25%), net of debt issuance costs of $3,442 (2024 - $4,082)[1]	396,558	395,198
Junior subordinated deferrable interest debentures (related to trust preferred securities) maturing on 2034 with fixed interest rates ranging from 6.125% to 6.564% (2024 - 6.125% to 6.564%), net of debt issuance costs of $234 (2024 - $261)	198,399	198,373
Total notes payable	$759,577	$896,293

[1] On March 13, 2023, the Corporation issued $400 million aggregate principal amount of 7.25% Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. The Corporation used a portion of the net proceeds of the 2028 Notes offering to redeem, on August 14, 2023, the outstanding $300 million aggregate principal amount of its 6.125% Senior Notes which were due on September 2023. The redemption price was equal to 100% of the principal amount plus accrued and unpaid interest through the redemption date.

A breakdown of borrowings by contractual maturities at December 31, 2025 is included in the table below.

(In thousands)	Assets sold under agreements to repurchase	Short-term borrowings	Notes payable	Total
2026	$39,001	$650,000	$ 74,500	$ 763,501
2027	–	–	6,112	6,112
2028	–	–	440,908	440,908
2029	–	–	39,657	39,657
Later years	–	–	198,400	198,400
Total borrowings	$39,001	$650,000	$759,577	$1,448,578

At December 31, 2025 and December 31, 2024, the Corporation had FHLB borrowing facilities whereby the Corporation could borrow up to $4.8 billion and $4.7 billion, respectively, of which $0.8 billion and $0.5 billion, respectively, were used. In addition, at December 31, 2024, the Corporation had placed $0.3 billion of the available FHLB credit facility as collateral for municipal letters of credit to secure deposits. The FHLB borrowing facilities are collateralized with securities and loans held-in-portfolio, and do not have restrictive covenants or callable features.

Also, at December 31, 2025, the Corporation had borrowing facilities at the discount window of the Federal Reserve Bank of New York amounting to $12.1 billion (December 31, 2024 - $7.0 billion), which remained unused at December 31, 2025 and December 31, 2024. The facilities are a collateralized source of credit that is highly dependable even under difficult market conditions.

Note 17 - Trust preferred securities

Statutory trusts established by the Corporation (Popular North America Capital Trust I and Popular Capital Trust II) had issued trust preferred securities (also referred to as "capital securities") to the public. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts (the "common securities"), were used by the trusts to purchase junior subordinated deferrable interest debentures (the "junior subordinated debentures") issued by the Corporation.

The sole assets of the trusts consisted of the junior subordinated debentures of the Corporation and the related accrued interest receivable. These trusts are not consolidated by the Corporation pursuant to accounting principles generally accepted in the United States of America.

The junior subordinated debentures are included by the Corporation as notes payable in the Consolidated Statements of Financial Condition, while the common securities issued by the issuer trusts are included as debt securities held-to-maturity. The common securities of each trust are wholly-owned, or indirectly wholly-owned, by the Corporation.

The following table presents financial data pertaining to the different trusts at December 31, 2025 and 2024.

(Dollars in thousands)	December 31, 2025 and 2024	
Issuer	Popular North America Capital Trust I	Popular Capital Trust II
Capital securities	$ 91,651	$ 101,023
Distribution rate	6.564%	6.125%
Common securities	$ 2,835	$ 3,125
Junior subordinated debentures aggregate liquidation amount	$ 94,486	$ 104,148
Stated maturity date	September 2034	December 2034
Reference notes	[1],[3],[5]	[2],[4],[5]

[1] Statutory business trust that is wholly-owned by PNA and indirectly wholly-owned by the Corporation.

[2] Statutory business trust that is wholly-owned by the Corporation.

[3] The obligation of PNA under the junior subordinated debenture and its guarantees of the capital securities under the trust is fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.

[4] These capital securities are fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.

[5] The Corporation has the right, subject to any required prior approval from the Federal Reserve, to redeem after certain dates or upon the occurrence of certain events mentioned below, the junior subordinated debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. The maturity of the junior subordinated debentures may be shortened at the option of the Corporation prior to their stated maturity dates (i) on or after the stated optional redemption dates stipulated in the agreements, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, an investment company event or a capital treatment event as set forth in the indentures relating to the capital securities, in each case subject to regulatory approval.

At December 31, 2025 and 2024, the Corporation's $193 million in trust preferred securities outstanding do not qualify for Tier 1 capital treatment but qualify for Tier 2 capital treatment.

Note 18 - Other liabilities

The caption of other liabilities in the Consolidated Statements of Financial Condition consists of the following major categories:

(In thousands)	December 31, 2025	December 31, 2024
Accrued expenses	$ 321,203	$ 334,145
Accrued interest payable	66,240	60,723
Accounts payable	78,998	91,218
Dividends payable	49,596	49,546
Trades payable	595,911	495,139
Liability for GNMA loans sold with an option to repurchase	8,734	9,108
Reserves for loan indemnifications	2,704	2,779
Reserve for operational losses	20,723	29,465
Operating lease liabilities	104,958	103,198
Finance lease liabilities	27,389	23,141
Pension benefit obligation	4,739	5,816
Postretirement benefit obligation	103,974	99,172
Others	75,348	68,396
Total other liabilities	$1,460,517	$1,371,846

Note 19 - Stockholders' equity

The Corporation's common stock ranks junior to all series of preferred stock as to dividend rights and / or as to rights on liquidation, dissolution or winding up of the Corporation. Dividends on preferred stock are payable if declared. The Corporation's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Corporation fails to pay or set aside full dividends on the preferred stock for the latest dividend period. The ability of the Corporation to pay dividends in the future is limited by regulatory requirements, legal availability of funds, recent and projected financial results, capital levels and liquidity of the Corporation, general business conditions and other factors deemed relevant by the Corporation's Board of Directors.

The Corporation's common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol BPOP. The 2003 Series A Preferred Stock are not listed on Nasdaq.

Preferred stocks

The Corporation has 30,000,000 shares of authorized preferred stock that may be issued in one or more series, and the shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors when authorizing the issuance of that particular series. The Corporation's shares of preferred stock at December 31, 2025 consisted of:

- 6.375% non-cumulative monthly income preferred stock, 2003 Series A, no par value, liquidation preference value of $25 per share. Holders on record of the 2003 Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Corporation or an authorized committee thereof, out of funds legally available, non-cumulative cash dividends at the annual rate per share of 6.375% of their liquidation preference value, or $0.1328125 per share per month. These shares of preferred stock are perpetual, nonconvertible, have no preferential rights to purchase any securities of the Corporation and are redeemable solely at the option of the Corporation with the consent of the Board of Governors of the Federal Reserve System. The redemption price per share is $25.00. The shares of 2003 Series A Preferred Stock have no voting rights, except for certain rights in instances when the Corporation does not pay dividends for a defined period. These shares are not subject to any sinking fund requirement. Cash dividends declared and paid on the 2003 Series A Preferred Stock amounted to $1.4 million for the years ended December 31, 2025, 2024 and 2023. Outstanding shares of 2003 Series A Preferred Stock amounted to 885,726 at December 31, 2025, 2024 and 2023.

Common stock

Dividends

During the year 2025, cash dividends of $2.90 (2024 - $2.56; 2023 - $2.27) per common share outstanding were declared amounting to $ 196.2 million (2024 - $ 183.9 million; 2023 - $163.7 million) of which $49.6 million were payable to stockholders of common stock at December 31, 2025 (2024 - $49.5 million; 2023 - $44.7 million).

Common stock repurchases

During the year ended December 31, 2025, the Corporation repurchased 4,660,124 (2024 - 2,256,420) shares of common stock for $501.5 million (2024 - $217.3 million), at an average price of $107.61 (2024 - $96.32) per common share. At December 31, 2025, $281.2 million remained on the Corporation's common stock repurchase authorization. The common stock repurchase program does not require the Corporation to acquire a specific dollar amount or number of shares and may be modified, suspended or terminated at any time without prior notice.

Statutory reserve

The Banking Act of the Commonwealth of Puerto Rico (the "Act") requires that a minimum of 10% of BPPR's retained earnings for the year be transferred to a statutory reserve account until such statutory reserve equals the total of paid-in capital on common and preferred stock. Any losses incurred by a bank must first be charged to retained earnings and then to the reserve fund. Amounts transferred to the reserve fund may not be used to pay dividends without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The failure to maintain sufficient statutory reserves would preclude BPPR from paying dividends. BPPR was in compliance with the statutory reserve requirement in 2025, 2024 and 2023. BPPR's statutory reserve fund amounted to $961 million at December 31, 2025 (2024 - $961 million; 2023 - $908 million). Banks that are well capitalized, have obtained a rating of 1 or 2 in the last examination performed by the Office of the Commissioner or an applicable regulatory agency and have accumulated at least 50% of the paid in capital for their common and preferred stock in their reserve fund may be exempted from the requirement to transfer such funds to the statutory reserve fund. During 2024, $53 million was transferred to the statutory reserve account (2023 - $45 million).

Note 20 - Regulatory capital requirements

The Corporation, BPPR and PB are subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Popular, Inc., BPPR and PB are subject to Basel III capital requirements, including minimum and well capitalized regulatory capital ratios and compliance with the standardized approach for determining risk-weighted assets.

The Basel III Capital Rules established a Common Equity Tier I ("CET1") capital measure and related regulatory capital ratio CET1 to risk-weighted assets.

The Basel III Capital Rules provide that a depository institution will be deemed to be well capitalized if it maintained a leverage ratio of at least 5%, a CET1 ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8% and a total risk-based ratio of at least 10%. Management has determined that at December 31, 2025 and 2024, the Corporation exceeded all capital adequacy requirements to which it is subject.

The Corporation has been designated by the Federal Reserve Board as a Financial Holding Company ("FHC") and is eligible to engage in certain financial activities permitted under the Gramm-Leach-Bliley Act of 1999.

Pursuant to the adoption of the CECL accounting standard on January 1, 2020, the Corporation elected to use a five-year transition period option as permitted in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of the adoption of the CECL accounting standard on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay. This period ended in 2025.

At December 31, 2025 and 2024, BPPR and PB were well-capitalized under the regulatory framework for prompt corrective action.

The following tables present the Corporation's risk-based capital and leverage ratios at December 31, 2025 and 2024 under the Basel III regulatory guidance.

The following table presents the minimum amounts and ratios for the Corporation's banks to be categorized as well-capitalized.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer) [1]	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
			2025	
Total Capital (to Risk-Weighted Assets):				
Corporation	$7,196,067	17.50%	$4,317,994	10.50%
BPPR	4,847,767	16.85	3,020,156	10.50
PB	1,727,818	14.60	1,242,517	10.50
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,463,527	15.72%	$2,878,663	7.00%
BPPR	4,483,826	15.59	2,013,437	7.00
PB	1,631,808	13.79	828,345	7.00
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,485,670	15.77%	$3,495,519	8.50%
BPPR	4,483,826	15.59	2,444,888	8.50
PB	1,631,808	13.79	1,005,847	8.50
Tier I Capital (to Average Assets):				
Corporation	$6,485,670	8.69%	$2,986,476	4.00%
BPPR	4,483,826	7.52	2,385,171	4.00
PB	1,631,808	11.26	579,937	4.00

[1] The conservation capital buffer included for these ratios is 2.5%, except for the Tier I to Average Asset ratio for which the buffer is not applicable and therefore the capital adequacy minimum of 4% is presented.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer)	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
			2024	
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,968,203	17.83%	$4,102,713	10.50%
BPPR	4,734,198	17.04	2,917,399	10.50
PB	1,524,930	13.93	1,149,278	10.50
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,262,792	16.03%	$2,735,142	7.00%
BPPR	4,383,759	15.78	1,944,932	7.00
PB	1,461,436	13.35	766,186	7.00
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,284,935	16.08%	$3,321,244	8.50%
BPPR	4,383,759	15.78	2,361,704	8.50
PB	1,461,436	13.35	930,368	8.50
Tier I Capital (to Average Assets):				
Corporation	$6,284,935	8.66%	$2,903,739	4.00%
BPPR	4,383,759	7.48	2,343,289	4.00
PB	1,461,436	10.64	549,618	4.00

	2025		2024	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):				
BPPR	$2,876,339	10.00%	$2,778,475	10.00%
PB	1,183,349	10.00	1,094,551	10.00
Common Equity Tier I Capital (to Risk-Weighted Assets):				
BPPR	$1,869,620	6.50%	$1,806,009	6.50%
PB	769,177	6.50	711,458	6.50
Tier I Capital (to Risk-Weighted Assets):				
BPPR	$2,301,071	8.00%	$2,222,780	8.00%
PB	946,679	8.00	875,641	8.00
Tier I Capital (to Average Assets):				
BPPR	$2,981,464	5.00%	$2,929,111	5.00%
PB	724,922	5.00	687,022	5.00

Note 21 - Other comprehensive income (loss)

The following table presents changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2025, 2024 and 2023.

		Changes in Accumulated Other Comprehensive (Loss) Income by Component [1]		
		Years ended December 31,		
(In thousands)		2025	2024	2023
Foreign currency translation	Beginning Balance	$ (71,365)	$ (64,528)	$ (56,735)
	Other comprehensive (loss)	(13,917)	(6,837)	(7,793)
	Net change	(13,917)	(6,837)	(7,793)
	Ending balance	$ (85,282)	$ (71,365)	$ (64,528)
Adjustment of pension and postretirement benefit plans	Beginning Balance	$ (94,692)	$ (117,893)	$ (144,335)
	Other comprehensive (loss) income before reclassifications	(2,144)	14,157	14,408
	Amounts reclassified from accumulated other comprehensive loss for amortization of net losses	5,681	9,044	12,034
	Net change	3,537	23,201	26,442
	Ending balance	$ (91,155)	$ (94,692)	$ (117,893)
Unrealized net holding (losses) gains on debt securities	Beginning Balance	$(1,495,183)	$(1,713,110)	$(2,323,903)
	Other comprehensive income before reclassifications	340,427	74,277	472,487
	Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	–	–
	Amounts reclassified from accumulated other comprehensive income for amortization of net unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	149,106	143,650	138,306
	Net change	489,533	217,927	610,793
	Ending balance	$(1,005,650)	$(1,495,183)	$(1,713,110)
Unrealized net gains (losses) on cash flow hedges	Beginning Balance	$ –	$ –	$ 45
	Other comprehensive (loss) income before reclassifications	–	–	(19)
	Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	–	(26)
	Net change	–	–	(45)
	Ending balance	$ –	$ –	$ –
	Total	$(1,182,087)	$(1,661,240)	$(1,895,531)

[1]   All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2025, 2024, and 2023.

	Reclassifications Out of Accumulated Other Comprehensive (Loss) Income			
	Affected Line Item in the	Years ended December 31,		
(In thousands)	Consolidated Statements of Operations	2025	2024	2023
Adjustment of pension and postretirement benefit plans				
Amortization of net losses	Other operating expenses	$ (9,090)	$ (14,471)	$ (19,253)
	Total before tax	(9,090)	(14,471)	(19,253)
	Income tax benefit	3,409	5,427	7,219
	Total net of tax	$ (5,681)	$ (9,044)	$ (12,034)
Unrealized net holding (losses) gains on debt securities				
Amortization of unrealized net losses of debt securities transferred to held-to-maturity	Investment securities	(186,381)	(179,563)	(172,883)
	Total before tax	(186,381)	(179,563)	(172,883)
	Income tax benefit	37,275	35,913	34,577
	Total net of tax	$(149,106)	$(143,650)	$(138,306)
Unrealized net gains (losses) on cash flow hedges				
Forward contracts	Mortgage banking activities	$ —	$ —	$ 41
	Total before tax	—	—	41
	Income tax expense	—	—	(15)
	Total net of tax	$ —	$ —	$ 26
	Total reclassification adjustments, net of tax	$(154,787)	$(152,694)	$(150,314)

Note 22 - Guarantees

The Corporation has obligations upon the occurrence of certain events under financial guarantees provided in certain contractual agreements. Also, from time to time, the Corporation securitized mortgage loans into guaranteed mortgage-backed securities subject in certain instances, to lifetime credit recourse on the loans that serve as collateral for the mortgage-backed securities. The Corporation has not sold any mortgage loans subject to credit recourse since 2009. Also, from time to time, the Corporation may sell, in bulk sale transactions, residential mortgage loans and Small Business Administration ("SBA") commercial loans subject to credit recourse or to certain representations and warranties from the Corporation to the purchaser. These representations and warranties may relate, for example, to borrower creditworthiness, loan documentation, collateral, prepayment and early payment defaults. The Corporation may be required to repurchase the loans under the credit recourse agreements or representation and warranties.

At December 31, 2025, the Corporation serviced $429 million (December 31, 2024 - $495 million) in residential mortgage loans subject to credit recourse provisions, principally loans associated with FNMA and FHLMC residential mortgage loan securitization programs. In the event of any customer default, pursuant to the credit recourse provided, the Corporation is required to repurchase the loan or reimburse the third-party investor for the incurred loss. During 2025, the Corporation repurchased approximately $1 million of unpaid principal balance in mortgage loans subject to the credit recourse provisions (2024 - $2 million). At December 31, 2025, the Corporation's liability established to cover the estimated credit loss exposure related to loans sold or serviced with credit recourse amounted to $3 million (December 31, 2024 - $3 million).

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the consolidated statements of operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability is a function of the recourse arrangements given and considers a variety of factors, which include actual defaults and historical loss experience, foreclosure rate, estimated future defaults and the probability that a loan would be delinquent. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The probability of default represents the probability that a loan in good standing would become 90 days delinquent within the following twelve-month period. Regression analysis quantifies the relationship between the default event and loan-specific characteristics, including credit scores, loan-to-value ratios, and loan aging, among others.

When the Corporation sells or securitizes mortgage loans, it generally makes customary representations and warranties regarding the characteristics of the loans sold. The Corporation's mortgage operations in Puerto Rico group conforming mortgage loans into pools which are exchanged for FNMA and GNMA mortgage-backed securities, which are generally sold to private investors, or are sold directly to FNMA for cash. As required under the government agency programs, quality review procedures are performed by the Corporation to ensure that asset guideline qualifications are met. To the extent the loans do not meet specified characteristics, the Corporation may be required to repurchase such loans or indemnify for losses and bear any subsequent loss related to the loans. The amount purchased under representation and warranty arrangements during the years ended December 31, 2025 and December 31, 2024 was not considered material for the Corporation.

From time to time, the Corporation sells loans and agrees to indemnify the purchaser for credit losses or any breach of certain representations and warranties made in connection with the sale.

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHMLC and GNMA, and to mortgage loans sold or serviced to certain other investors, including FHLMC, require the Corporation to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. At December 31, 2025, the Corporation serviced $8.2 billion in mortgage loans for third-parties, including the loans serviced with credit recourse (December 31, 2024 - $9.0 billion). The Corporation generally recovers funds advanced pursuant to these arrangements from the mortgage owner, from liquidation proceeds when the mortgage loan is foreclosed or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantees programs. However, in the meantime, the Corporation must absorb the cost of the funds it advances during the time the advance is outstanding. The Corporation must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a defaulted loan is not cured, the mortgage loan would be canceled as part of the foreclosure proceedings and the Corporation would not receive any future servicing income with respect to that loan. At December 31, 2025, the outstanding balance of funds advanced by the Corporation under such mortgage loan servicing agreements was approximately $30 million (December 31, 2024 - $44 million). To the extent the mortgage loans underlying the Corporation's servicing portfolio experience increased delinquencies, the Corporation would be required to dedicate additional cash resources to comply with its obligation to advance funds as well

as incur additional administrative costs related to increases in collection efforts.

Popular, Inc. Holding Company ("PIHC") fully and unconditionally guarantees certain borrowing obligations issued by certain of its 100% owned consolidated subsidiaries amounting to $94 million at both December 31, 2025 and December 31, 2024, respectively. In addition, at both December 31, 2025 and December 31, 2024, PIHC fully and unconditionally guaranteed on a subordinated basis $193 million of capital securities (trust preferred securities) issued by wholly-owned issuing trust entities to the extent set forth in the applicable guarantee agreement. Refer to Note 17 to the consolidated financial statements for further information on the trust preferred securities.

Note 23 - Commitments and contingencies
Off-balance sheet risk

The Corporation is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financial needs of its customers. These financial instruments include loan commitments, letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual notional amounts of those instruments. The Corporation uses the same credit policies in making these commitments and conditional obligations as it does for those reflected on the Consolidated Statements of Financial Condition.

Financial instruments with off-balance sheet credit risk, whose contract amounts represent potential credit risk as of the end of the periods presented were as follows:

(In thousands)	December 31, 2025	December 31, 2024
Commitments to extend credit:		
Credit card lines	$6,415,208	$5,599,823
Commercial lines of credit	4,257,505	3,971,331
Construction lines of credit	1,197,319	1,131,824
Other consumer unused credit commitments	277,635	260,121
Commercial letters of credit	21,248	5,002
Standby letters of credit	111,554	144,845
Commitments to originate or fund mortgage loans	20,099	29,604

At December 31, 2025 and December 31, 2024, the Corporation maintained a reserve of $14 million and

$15 million, respectively, for potential losses associated with unfunded loan commitments related to commercial and construction lines of credit.

Other commitments

At December 31, 2025 and December 31, 2024, the Corporation also maintained other non-credit commitments for $7 million and $2 million, respectively, primarily for the acquisition of other investments.

Business concentration

Since the Corporation's business activities are concentrated primarily in Puerto Rico, its results of operations and financial condition are dependent upon the general trends of the Puerto Rico economy and, in particular, the residential and commercial real estate markets. The concentration of the Corporation's operations in Puerto Rico exposes it to greater risk than other banking companies with a wider geographic base. Its asset and revenue composition by geographical area is presented in Note 36 to the Consolidated Financial Statements.

Puerto Rico has faced significant fiscal and economic challenges for over a decade. In response to such challenges, the U.S. Congress enacted PROMESA in 2016, which, among other things, established the Oversight Board and a framework for the restructuring of the debts of the Commonwealth, its instrumentalities and municipalities. The Commonwealth and several of its instrumentalities have availed themselves of debt restructuring proceedings under PROMESA. As of the date of this report, while municipalities have been designated as covered entities under PROMESA, no municipality has commenced or has been authorized by the Oversight Board to commence, any such debt restructuring proceeding under PROMESA.

At December 31, 2025, the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities totaled $391 million, of which $342 million were outstanding ($336 million and $336 million at December 31, 2024). Of the amount outstanding, $333 million consists of loans and $9 million are securities ($323 million and $13 million at December 31, 2024). Substantially all of the amount outstanding at December 31, 2025 and December 31, 2024 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged other revenues. At December 31, 2025, approximately 77% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Caguas. The Corporation's exposure at December 31, 2025, included up to $47.4 million in Automated Clearing House ("ACH") transaction settlement exposure, none of which was outstanding.

The following table details the loans and investments representing the Corporation's direct exposure to the Puerto Rico government according to their maturities as of December 31, 2025:

(In thousands)	Investment Portfolio	Loans	Total Outstanding	Total Exposure
Central Government				
Within 1 year	$ 41	$ –	$ 41	$ 47,441
Total Central Government	41	–	41	47,441
Municipalities				
Within 1 year	2,605	11,574	14,179	16,179
After 1 to 5 years	5,660	166,515	172,175	172,175
After 5 to 10 years	450	124,087	124,537	124,537
After 10 years	–	30,991	30,991	30,991
Total Municipalities	8,715	333,167	341,882	343,882
Total Direct Government Exposure	$8,756	$333,167	$341,923	$391,323

In addition, at December 31, 2025, the Corporation had $209 million in loans insured or securities issued by Puerto Rico governmental entities but for which the principal source of repayment is non-governmental ($220 million at December 31, 2024). These included $167 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2024 - $176 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had at December 31, 2025, $36 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default and upon the satisfaction of certain other conditions (December 31, 2024 - $38 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio. Although the Governor is currently authorized by local legislation to impose a temporary moratorium on the financial obligations of the HFA, a moratorium on such obligations has not been imposed as of the date hereof.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by the Commonwealth's fiscal crisis and the ongoing Title III proceedings under PROMESA. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures such as employee layoffs or furloughs or reductions in pension benefits.

In addition, $2.5 billion of residential mortgages and $80.5 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2025 (compared to $2.1 billion and $87.4 million, respectively, at December 31, 2024). The Corporation also had U.S. Treasury and obligations from the U.S. Government, its agencies or government sponsored entities within the portfolio of available-for-sale and held-to-maturity securities as described in Note 5 and 6 to the Consolidated Financial Statements.

At December 31, 2025, the Corporation had operations in the United States Virgin Islands (the "USVI") and had $28 million in direct exposure to USVI government entities (December 31, 2024 - $28 million). The USVI has been experiencing a number of fiscal and economic challenges that could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations. PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities.

At December 31, 2025, the Corporation had operations in the British Virgin Islands ("BVI") and it had a loan portfolio amounting to $195 million comprised of various retail and commercial clients, compared to a loan portfolio of $196 million at December 31, 2024. At December 31, 2025, the Corporation had no significant exposure to a single borrower in the BVI.

FDIC Special Assessment

On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") imposed a special assessment (the "FDIC Special Assessment") amount to recover the losses to the deposit insurance fund resulting from the FDIC's funds used, in March 2023, in connection with the systemic risk exception, to the least-cost resolution test, under the Federal Deposit Insurance Act to manage the receiverships of several failed banks. In connection with this assessment, the Corporation accrued $71.4 million, $45.3 million net of tax, in the fourth quarter of 2023 and an additional expense of $14.3 million, $9.1 million net of tax, during the first quarter of 2024 to reflect the FDIC's higher loss estimate communicated by them at the time. Notwithstanding, the results of 2025 include a partial reversal of this reserve of $15.3 million, $9.7 million net of tax, based in the FDIC's interim final rule, which became effective December 19, 2025 and amended, among other things, the collection rate of the special assessment. The special assessment amount and collection period may change as the estimated loss is periodically adjusted or if the total amount collected varies. The last payment for the FDIC special assessment is projected to be in the third quarter, September 2026.

Legal Proceedings

The nature of Popular's business ordinarily generates claims, litigation, arbitration, regulatory and governmental investigations, and legal and administrative cases and proceedings (collectively, "Legal Proceedings"). Popular's Legal Proceedings may involve various lines of business and include claims relating to contract, torts, consumer protection, securities, antitrust, employment, tax and other laws. The recovery sought in Legal Proceedings may include substantial or indeterminate compensatory damages, punitive damages, injunctive relief, or recovery on a class-wide basis. When the Corporation determines that it has meritorious defenses to the claims asserted, it vigorously defends itself. The Corporation will consider the settlement of cases (including cases where it has meritorious defenses) when, in management's judgment, it is in the best interest of the Corporation and its stockholders to do so. On at least a quarterly basis, Popular assesses its liabilities and contingencies relating to outstanding Legal Proceedings utilizing the most current information available. For matters where it is probable that the Corporation will incur a material loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted on at least a quarterly basis to reflect any relevant developments, as appropriate. For matters where a material loss is not probable, or the amount of the loss cannot be reasonably estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of any accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the range of reasonably possible losses (with respect to those matters where such limits may be determined in excess of amounts accrued) for current Legal Proceedings ranged from $0 to approximately $6.3 million as of December 31, 2025. In certain cases, management cannot reasonably estimate the possible loss at this time. Any estimate involves significant judgment, given the varying stages of the Legal Proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current Legal Proceedings whose share of liability has yet to be determined, the numerous unresolved issues in many of the Legal Proceedings, and the inherent uncertainty of the various potential outcomes of such Legal Proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the outcome of Legal Proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Legal Proceedings in matters in which a loss amount can be reasonably estimated will not have a material adverse effect on the Corporation's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters in a reporting period, if unfavorable, could have a material adverse effect on the Corporation's consolidated financial position for that period.

Note 24 - Non-consolidated variable interest entities

The Corporation is involved with three statutory trusts which it created to issue trust preferred securities to the public. These trusts are deemed to be variable interest entities ("VIEs") since the equity investors at risk have no substantial decision-making rights. The Corporation does not hold any variable interest in the trusts, and therefore, cannot be the trusts' primary beneficiary. Furthermore, the Corporation concluded that it did not hold a controlling financial interest in these trusts since the decisions of the trusts are predetermined through the trust documents and the guarantee of the trust preferred securities is irrelevant since in substance the sponsor is guaranteeing its own debt.

Also, the Corporation is involved with various special purpose entities mainly in guaranteed mortgage securitization transactions, including GNMA and FNMA. The Corporation has also engaged in securitization transactions with FHLMC, but considers its exposure in the form of servicing fees and servicing advances not to be significant at December 31, 2025. These special purpose entities are deemed to be VIEs since they lack equity investments at risk. The Corporation's continuing involvement in these guaranteed loan securitizations includes owning certain beneficial interests in the form of securities as well as the servicing rights retained. The Corporation is not required to provide additional financial support to any of the variable interest entities to which it has transferred the financial assets. The mortgage-backed securities, to the extent retained, are classified in the Corporation's Consolidated Statements of Financial Condition as available-for-sale or trading securities. The Corporation concluded that, essentially, these entities (FNMA and GNMA) control the design of their respective VIEs, dictate the quality and nature of the collateral, require the underlying insurance, set the servicing standards via the servicing guides and can change them at will, and can remove a primary servicer with cause, and without cause in the case of FNMA. Moreover, through their guarantee obligations, agencies (FNMA and GNMA) have the obligation to absorb losses that could be potentially significant to the VIE.

The Corporation holds variable interests in these VIEs in the form of agency mortgage-backed securities and collateralized mortgage obligations, including those securities originated by the Corporation and those acquired from third parties. Additionally, the Corporation holds agency mortgage-backed securities and agency collateralized mortgage obligations issued by third party VIEs in which it has no other form of continuing involvement. Refer to Note 27 to the Consolidated Financial Statements for additional information on the debt securities outstanding at December 31, 2025 and 2024, which are classified as available-for-sale and trading securities in the Corporation's Consolidated Statements of Financial Condition. In addition, the Corporation holds variable interests in the form of servicing fees, since it retains the right to service the transferred loans in those government-sponsored special purpose entities ("SPEs") and may also purchase the right to service loans in other government-sponsored SPEs that were transferred to those SPEs by a third-party.

The following table presents the carrying amount and classification of the assets related to the Corporation's variable interests in non-consolidated VIEs and the maximum exposure to loss as a result of the Corporation's involvement as servicer of GNMA and FNMA loans at December 31, 2025 and 2024.

(In thousands)	December 31, 2025	December 31, 2024
Assets		
Servicing assets:		
Mortgage servicing rights	$74,236	$84,356
Total servicing assets	$74,236	$84,356
Other assets:		
Servicing advances	$ 3,385	$ 6,112
Total other assets	$ 3,385	$ 6,112
Total assets	$77,621	$90,468
Maximum exposure to loss	$77,621	$90,468

The size of the non-consolidated VIEs, in which the Corporation has a variable interest in the form of servicing fees, measured as the total unpaid principal balance of the loans, amounted to $6.0 billion at December 31, 2025 (December 31, 2024 - $6.6 billion).

The Corporation determined that the maximum exposure to loss includes the fair value of the MSRs and the assumption that the servicing advances at December 31, 2025 and 2024 will not be recovered. The agency debt securities are not included as part of the maximum exposure to loss since they are guaranteed by the related agencies.

ASU 2009-17 requires that an ongoing primary beneficiary assessment should be made to determine whether the Corporation is the primary beneficiary of any of the VIEs it is involved with. The conclusion on the assessment of these non-consolidated VIEs has not changed since their initial evaluation. The Corporation concluded that it is still not the primary beneficiary of these VIEs, and therefore, these VIEs are not required to be consolidated in the Corporation's financial statements at December 31, 2025.

Note 25 - Derivative instruments and hedging activities

The use of derivatives is incorporated as part of the Corporation's overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings and cash flows that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest income is not materially affected by movements in interest rates. The Corporation uses derivatives in its trading activities to facilitate customer transactions, and as a means of risk management. As a result of interest rate fluctuations, hedged fixed and variable interest rate assets and liabilities will appreciate or depreciate in fair value. The effect of this unrealized appreciation or depreciation is expected to be substantially offset by the Corporation's gains or losses on the derivative instruments that are linked to these hedged assets and liabilities. As a matter of policy, the Corporation does not use highly leveraged derivative instruments for interest rate risk management.

The credit risk attributed to the counterparty's nonperformance risk is incorporated in the fair value of the derivatives. Additionally, the fair value of the Corporation's own credit standing is considered in the fair value of the derivative liabilities.

The Corporation's derivatives are subject to agreements which allow a right of set-off with each respective counterparty. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the fair value of derivatives is not offset with the fair value of other derivatives held with the same counterparty even if these agreements allow a right of set-off. In addition, the fair value of derivatives is not offset with the amounts for the right to reclaim financial collateral or the obligation to return financial collateral.

Financial instruments designated as non-hedging derivatives outstanding at December 31, 2025 and 2024 were as follows:

	Notional amount		Derivative assets			Derivative liabilities		
	At December 31,		Statement of condition	Fair value at December 31,		Statement of condition	Fair value at December 31,	
(In thousands)	2025	2024	classification	2025	2024	classification	2025	2024
Derivatives not designated as hedging instruments:								
Forward contracts	$ 13,250	$ 11,150	Trading account debt securities	$ —	$ 48	Other liabilities	$ 42	$ 1
Interest rate caps	93,125	95,625	Other assets	—	26	Other liabilities	—	26
Indexed options on deposits	95,467	93,510	Other assets	27,913	25,949		—	—	—
Bifurcated embedded options	90,459	86,278	—	—	—	Interest bearing deposits	25,698	22,805
Total derivatives not designated as hedging instruments	$292,301	$286,563		$27,913	$26,023		$25,740	$22,832
Total derivative assets and liabilities	$292,301	$286,563		$27,913	$26,023		$25,740	$22,832

Cash Flow Hedges

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. These forward contracts are hedging a forecasted transaction and thus qualify for cash flow hedge accounting. Changes in the fair value of these forward contracts designated as cash flow hedges are recorded in other comprehensive income (loss).

Effective on January 1, 2023, the Corporation discontinued the hedge accounting treatment of certain forward contracts for which the changes in fair value were recorded, net of taxes, in accumulated other comprehensive income (loss) and subsequently reclassified to net income (loss) in the same period that the hedged transaction impacted earnings. As a result of this change, the changes in the fair value of these forward contracts are being recorded through net income.

For cash flow hedges, net gains (losses) on derivative contracts that are reclassified from accumulated other comprehensive income (loss) to current period earnings are included in the line item in which the hedged item is recorded and during the period in which the forecasted transaction impacts earnings, as presented in the tables below.

| | Year ended December 31, 2023 | | | |
(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$(30)	Mortgage banking activities	$41	$—
Total	$(30)		$41	$—

Fair Value Hedges

At December 31, 2025 and 2024, there were no derivatives designated as fair value hedges.

Non-Hedging Activities

For the year ended December 31, 2025, the Corporation recognized a gain of $ 0.4 million (2024 –gain of $ 0.6 million; 2023 – gain of $ 1.5 million) related to its non-hedging derivatives, as detailed in the table below.

| | | Amount of Net Gain (Loss) Recognized in Income on Derivatives | | |
(In thousands)	Classification of Net Gain (Loss) Recognized in Income on Derivatives	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Forward contracts	Mortgage banking activities	$ (272)	$ 34	$ 655
Interest rate caps	Other operating income	–	18	(18)
Indexed options on deposits	Interest expense	6,068	7,423	6,201
Bifurcated embedded options	Interest expense	(5,402)	(6,842)	(5,326)
Total		$ 394	$ 633	$ 1,512

Forward Contracts

The Corporation has forward contracts to sell mortgage-backed securities, which are accounted for as trading derivatives. Changes in their fair value are recognized in mortgage banking activities.

Interest Rate Caps

The Corporation enters into interest rate caps as an intermediary on behalf of its customers and simultaneously takes offsetting positions under the same terms and conditions, thus minimizing its market and credit risks.

Indexed and Embedded Options

The Corporation offers certain customers' deposits whose return are tied to the performance of the Standard and Poor's ("S&P 500") stock market indexes, and other deposits whose returns are tied to other stock market indexes or other equity securities performance. The Corporation bifurcated the related options embedded within these customers' deposits from the host contract in accordance with ASC Subtopic 815-15. In order to limit the Corporation's exposure to changes in these indexes, the Corporation purchases indexed options which returns are tied to the same indexes from major broker dealer companies in the over the counter market. Accordingly, the embedded options and the related indexed options are marked-to-market through earnings.

Note 26 - Related party transactions

The Corporation has had loan transactions with the Corporation's directors, executive officers, including certain related individuals or organizations, and affiliates, and proposes to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. The activity and balance of all these loans were as follows:

(In thousands)	
Balance at December 31, 2023	$146,017
New loans	10,365
Payments	(11,743)
Other changes, including existing loans to new related parties	(2,422)
Balance at December 31, 2024	$142,217
New loans	14,610
Payments	(7,097)
Other changes, including existing loans to new related parties	(621)
Balance at December 31, 2025	$149,109

New loans and payments include disbursements and collections from existing lines of credit.

Certain loans to related parties have participated in the Corporation's loan mitigation programs that are also available to third parties.

From time to time, the Corporation, in the ordinary course of business, also obtains services from related parties that have some association with the Corporation. Management believes the terms of such arrangements are consistent with arrangements entered into with independent third parties.

Centro Financiero BHD, S.A.

At December 31, 2025, the Corporation had a 15.63% equity interest in Centro Financiero BHD, S.A. ("BHD"), one of the largest banking and financial services groups in the Dominican Republic. During the year ended December 31, 2025, the Corporation recorded $29.9 million in equity pickup (December 31, 2024 - $33.0 million), including the net impact of $46.3 million from net earnings (December 31, 2024 - $39.3 million), offset by ($16.4) million recorded through Other Comprehensive Income (December 31, 2024 - ($6.3) million) related to foreign currency translation adjustments and changes in the fair value of available for sale securities. At December 31, 2025, the investment in BHD had a carrying amount of $249.4 million (December 31, 2024 - $239.5 million) and the Corporation received $20.0 million in cash dividend distributions during the year ended December 31, 2025 (December 31, 2024 - $19.4 million).

Note 27 - Fair value measurement

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2* - Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3* - Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own judgements about assumptions that market participants would use in pricing the asset or liability.

The Corporation maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed prices or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results.

Fair Value on a Recurring and Nonrecurring Basis

The following fair value hierarchy tables present information about the Corporation's assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024:

(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
At December 31, 2025					
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$6,576,313	$ 9,147,141	$ –	$ –	$15,723,454
Collateralized mortgage obligations - federal agencies	–	100,241	–	–	100,241
Mortgage-backed securities	–	4,750,122	405	–	4,750,527
Other	–	–	750	–	750
Total debt securities available-for-sale	$6,576,313	$13,997,504	$ 1,155	$ –	$20,574,972
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 12,450	$ 10	$ –	$ –	$ 12,460
Obligations of Puerto Rico, States and political subdivisions	–	45	–	–	45
Collateralized mortgage obligations	–	567	–	–	567
Mortgage-backed securities	–	23,314	84	–	23,398
Other	–	–	99	–	99
Total trading account debt securities, excluding derivatives	$ 12,450	$ 23,936	$ 183	$ –	$ 36,569
Equity securities	$ –	$ 50,632	$ –	$852	$ 51,484
Mortgage servicing rights	–	–	96,356	–	96,356
Loans held-for-sale	–	9,998	–	–	9,998
Derivatives	–	27,913	–	–	27,913
Total assets measured at fair value on a recurring basis	$6,588,763	$14,109,983	$97,694	$852	$20,797,292
Liabilities					
Derivatives	$ –	$ (25,740)	$ –	$ –	$ (25,740)
Total liabilities measured at fair value on a recurring basis	$ –	$ (25,740)	$ –	$ –	$ (25,740)

At December 31, 2024					
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$7,512,171	$ 5,482,939	$ —	$ —	$12,995,110
Collateralized mortgage obligations - federal agencies	—	120,284	—	—	120,284
Mortgage-backed securities	—	5,127,775	484	—	5,128,259
Other	—	—	2,250	—	2,250
Total debt securities available-for-sale	$7,512,171	$10,730,998	$ 2,734	$ —	$18,245,903
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 2,814	$ 10	$ —	$ —	$ 2,824
Obligations of Puerto Rico, States and political subdivisions	—	55	—	—	55
Collateralized mortgage obligations	—	655	—	—	655
Mortgage-backed securities	—	29,032	84	—	29,116
Other	—	—	133	—	133
Total trading account debt securities, excluding derivatives	$ 2,814	$ 29,752	$ 217	$ —	$ 32,783
Equity securities	$ —	$ 45,664	$ —	$381	$ 46,045
Mortgage servicing rights	—	—	108,103	—	108,103
Loans held-for-sale	—	5,423	—	—	5,423
Derivatives	—	26,023	—	—	26,023
Total assets measured at fair value on a recurring basis	$7,514,985	$10,837,860	$111,054	$381	$18,464,280
Liabilities					
Derivatives	$ —	$ (22,832)	$ —	$ —	$ (22,832)
Total liabilities measured at fair value on a recurring basis	$ —	$ (22,832)	$ —	$ —	$ (22,832)

Loans held-for-sale measured at fair value

Loans held-for-sale measured at fair value were priced based on secondary market prices. These loans are classified as Level 2.

The following tables summarize the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans originated as held-for-sale measured at fair value as of December 31, 2025 and December 31, 2024.

(In thousands)	December 31, 2025		
	Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale	$ 9,998	$ 9,839	$ 159

(In thousands)	December 31, 2024		
	Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale	$ 5,423	$ 5,436	$ (13)

No loans held-for-sale were 90 or more days past due or on nonaccrual status as of December 31, 2025 and December 31, 2024.

The fair value information included in the following tables is not as of period end, but as of the date that the fair value measurement was recorded during the years ended December 31, 2025, 2024 and 2023 and excludes nonrecurring fair value measurements of assets no longer outstanding as of the reporting date.

Year ended December 31, 2025

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 3,800	$ 3,800	$ (424)
Other real estate owned [2]	–	–	4,228	4,228	(1,532)
Other foreclosed assets [2]	–	–	125	125	(53)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 8,153	$ 8,153	$ (2,009)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

Year ended December 31, 2024

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 6,808	$ 6,808	$ (939)
Other real estate owned [2]	–	–	6,050	6,050	(1,934)
Other foreclosed assets [2]	–	–	134	134	(55)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 12,992	$ 12,992	$ (2,928)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

Year ended December 31, 2023

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 10,091	$ 10,091	$ (3,157)
Other real estate owned [2]	–	–	6,560	6,560	(1,516)
Other foreclosed assets [2]	–	–	102	102	(28)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 16,753	$ 16,753	$ (4,701)

[1] Relates mostly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

The following tables present the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2025, 2024, and 2023.

	Year ended December 31, 2025						
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2025	$ 484	$ 2,250	$ –	$ 84	$133	$108,103	$111,054
Gains (losses) included in earnings	–	–	–	–	(34)	(12,880)	(12,914)
Gains (losses) included in OCI	(4)	–	–	–	–	–	(4)
Additions	–	–	–	–	–	1,133	1,133
Settlements	(75)	–	–	–	–	–	(75)
Transfers out of Level 3	–	(1,500)	–	–	–	–	(1,500)
Balance at December 31, 2025	$ 405	$ 750	$ –	$ 84	$ 99	$ 96,356	$ 97,694
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2025	$ –	$ –	$ –	$ (1)	$ 18	$ (3,786)	$ (3,769)

	Year ended December 31, 2024						
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2024	$ 606	$ 2,500	$ 5	$ 112	$167	$118,109	$121,499
Gains (losses) included in earnings	–	(500)	–	–	(34)	(11,370)	(11,904)
Gains (losses) included in OCI	3	–	–	–	–	–	3
Additions	–	–	–	–	–	1,364	1,364
Sales	–	250	–	–	–	–	250
Settlements	(125)	–	(5)	(28)	–	–	(158)
Balance at December 31, 2024	$ 484	$ 2,250	$ –	$ 84	$133	$108,103	$111,054
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2024	$ –	$ –	$ –	$ 1	$ 7	$ (2,120)	$ (2,112)

	Year ended December 31, 2023						
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2023	$ 711	$ 1,000	$ 113	$ 215	$207	$128,350	$130,596
Gains (losses) included in earnings	–	–	–	(2)	(40)	(11,589)	(11,631)
Gains (losses) included in OCI	(5)	–	–	–	–	–	(5)
Additions	–	1,500	4	–	–	2,097	3,601
Sales	–	–	–	–	–	(1,269)	(1,269)
Settlements	(100)	–	(112)	(101)	–	520	207
Balance at December 31, 2023	$ 606	$ 2,500	$ 5	$ 112	$167	$118,109	$121,499
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2023	$ –	$ –	$ –	$ (1)	$ 18	$ (529)	$ (512)

Gains and losses (realized and unrealized) included in earnings for the years ended December 31, 2025, 2024, and 2023 for Level 3 assets and liabilities included in the previous tables are reported in the consolidated statement of operations as follows:

	2025		2024		2023	
(In thousands)	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date
Mortgage banking activities	$(12,880)	$(3,786)	$(11,370)	$(2,120)	$(11,589)	$(529)
Trading account (loss) profit	(34)	17	(34)	8	(42)	17
Provision for credit losses	–	–	(500)	–	–	–
Total	$(12,914)	$(3,769)	$(11,904)	$(2,112)	$(11,631)	$(512)

The following tables include quantitative information about significant unobservable inputs used to derive the fair value of Level 3 instruments, excluding those instruments for which the unobservable inputs were not developed by the Corporation such as prices of prior transactions and/or unadjusted third-party pricing sources at December 31, 2025 and 2024.

(In thousands)	Fair value at December 31, 2025	Valuation technique	Unobservable inputs	Weighted average (range) [1]
Other - trading	$ 99	Discounted cash flow model	Weighted average life	2 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$3,800 [2]	External appraisal	Haircut applied on external appraisals	5.0%
Other real estate owned	$ 34 [2]	External appraisal	Haircut applied on external appraisals	20%

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[2] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

(In thousands)	Fair value at December 31, 2024	Valuation technique	Unobservable inputs	Weighted average (range) [1]
Other - trading	$ 133	Discounted cash flow model	Weighted average life	2 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$6,808 [2]	External appraisal	Haircut applied on external appraisals	6.6% (5.0% - 10.0%)
Other real estate owned	$ 53 [3]	External appraisal	Haircut applied on external appraisals	60.1% (35.0% - 65.6%)

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

The significant unobservable inputs used in the fair value measurement of the Corporation's collateralized mortgage obligations and interest-only collateralized mortgage obligation (reported as "other"), which are classified in the "trading" category, are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. The significant unobservable inputs used in the fair value measurement of the Corporation's mortgage servicing rights are constant prepayment rates and discount rates. Increases in interest rates may result in lower prepayments. Discount rates vary according to products and / or portfolios depending on the perceived risk. Increases in discount rates result in a lower fair value measurement.

Following is a description of the Corporation's valuation methodologies used for assets and liabilities measured at fair value. The disclosure requirements exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

Trading account debt securities and debt securities available-for-sale

- U.S. Treasury securities: The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. U.S. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- Obligations of U.S. Government sponsored entities: The Obligations of U.S. Government sponsored entities include U.S. agency securities, which fair value is based on an active exchange market and on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2.

- Obligations of Puerto Rico, States and political subdivisions: Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks and swap curves, market data feeds such as those obtained from municipal market sources, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- Mortgage-backed securities: Certain agency mortgage-backed securities ("MBS") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local brokers dealers. These particular MBS are classified as Level 3.

- Collateralized mortgage obligations: Agency collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These CMOs are classified as Level 2. Other CMOs, due to their limited liquidity, are classified as Level 3 due to the insufficiency of inputs such as executed trades, credit information and cash flows.

- Corporate securities (included as "other" in the "available-for-sale" category): Given that the quoted prices are for similar instruments, these securities are classified as Level 2.

- Corporate securities and interest-only strips (included as "other" in the "trading account debt securities" category): For corporate securities, quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. Given that the fair value was estimated based on a discounted cash flow model using unobservable inputs, interest-only strips are classified as Level 3.

Equity securities

Equity securities are comprised principally of shares in closed-ended and open-ended mutual funds and other equity securities. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Mutual funds are classified as Level 2. Other equity securities that do not trade in highly liquid markets are also classified as Level 2, except for one equity security that do not have readily determinable fair value and is under an investment company is measured at NAV.

Mortgage servicing rights

Mortgage servicing rights ("MSRs") do not trade in an active market with readily observable prices. MSRs are priced using a discounted cash flow model valuation performed by a third party. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including portfolio characteristics, prepayments assumptions, discount rates, delinquency and foreclosure rates, late charges, other ancillary revenues, cost to service and other economic factors. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior. Due to the unobservable nature of certain valuation inputs, the MSRs are classified as Level 3.

Derivatives

Interest rate caps and indexed options are traded in over-the-counter active markets. These derivatives are indexed to an observable interest rate benchmark, such as LIBOR or equity indexes, and are priced using an income approach based on present value and option pricing models using observable inputs. Other derivatives are liquid and have quoted prices, such as forward contracts or "to be announced securities" ("TBAs"). All of these derivatives are classified as Level 2. The non-performance risk is determined using internally-developed models that consider the collateral held, the remaining term, and the creditworthiness of the entity that bears the risk, and uses available public data or internally-developed data related to current spreads that denote their probability of default.

Loans held-in-portfolio that are collateral dependent

The impairment is measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations and which could be subject to internal adjustments. These collateral dependent loans are classified as Level 3.

Loans measured at fair value or measured at the lower of cost or market

Loans held-for-sale measured at fair value or measured at the lower of cost or market were priced based on secondary market prices. These loans are classified as Level 2.

Other real estate owned and other foreclosed assets

Other real estate owned includes real estate properties securing mortgage, consumer, and commercial loans. Other foreclosed assets include primarily automobiles securing auto loans. The fair value of foreclosed assets may be determined using an external appraisal, broker price opinion, or an internal valuation. These foreclosed assets are classified as Level 3 since they are subject to internal adjustments.

Note 28 - Fair value of financial instruments

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management's best judgment with respect to current economic conditions, including discount rates, estimates of future cash flows, and prepayment assumptions. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

The fair values reflected herein have been determined based on the prevailing rate environment at December 31, 2025 and December 31, 2024, as applicable. In different interest rate environments, fair value estimates can differ significantly, especially for certain fixed rate financial instruments. In addition, the fair values presented do not attempt to estimate the value of the Corporation's fee generating businesses and anticipated future business activities, that is, they do not represent the Corporation's value as a going concern. There have been no changes in the Corporation's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value.

The following tables present the carrying amount and estimated fair values of financial instruments with their corresponding level in the fair value hierarchy. The aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

	December 31, 2025					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 402,755	$ 402,755	$ –	$ –	$ –	$ 402,755
Money market investments	4,626,506	4,616,272	10,234	–	–	4,626,506
Trading account debt securities, excluding derivatives[1]	36,569	12,450	23,936	183	–	36,569
Debt securities available-for-sale[1]	20,574,972	6,576,313	13,997,504	1,155	–	20,574,972
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 7,268,967	$ –	$ 7,309,991	$ –	$ –	$ 7,309,991
Obligations of Puerto Rico, States and political subdivisions	45,295	–	6,766	39,564	–	46,330
Collateralized mortgage obligation-federal agency	1,495	–	1,306	–	–	1,306
Securities in wholly owned statutory business trusts	5,960	–	5,960	–	–	5,960
Total debt securities held-to-maturity	$ 7,321,717	$ –	$ 7,324,023	$ 39,564	$ –	$ 7,363,587
Equity securities:						
FHLB stock	$ 68,422	$ –	$ 68,422	$ –	$ –	$ 68,422
FRB stock	102,665	–	102,665	–	–	102,665
Other investments	58,761	–	50,632	7,817	852	59,301
Total equity securities	$ 229,848	$ –	$ 221,719	$ 7,817	$852	$ 230,388
Loans held-for-sale	$ 9,998	$ –	$ 9,998	$ –	$ –	$ 9,998
Loans held-in-portfolio	38,519,462	–	–	37,858,044	–	37,858,044
Mortgage servicing rights	96,356	–	–	96,356	–	96,356
Derivatives	27,913	–	27,913	–	–	27,913

	December 31, 2025					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$56,710,732	$ –	$56,710,732	$ –	$ –	$56,710,732
Time deposits	9,479,361	–	9,305,980	–	–	9,305,980
Total deposits	$66,190,093	$ –	$66,016,712	$ –	$ –	$66,016,712
Assets sold under agreements to repurchase	$ 39,001	$ –	$ 39,004	$ –	$ –	$ 39,004
Other short-term borrowings[2]	650,000	–	650,000	–	–	650,000
Notes payable:						
FHLB advances	$ 164,620	$ –	$ 163,417	$ –	$ –	$ 163,417
Unsecured senior debt securities	396,558	–	419,300	–	–	419,300
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,399	–	191,909	–	–	191,909
Total notes payable	$ 759,577	$ –	$ 774,626	$ –	$ –	$ 774,626
Derivatives	$ 25,740	$ –	$ 25,740	$ –	$ –	$ 25,740

[1] Refer to Note 27 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.
[2] Refer to Note 16 to the Consolidated Financial Statements for the composition of other short-term borrowings.

	December 31, 2024					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 419,638	$ 419,638	$ –	$ –	$ –	$ 419,638
Money market investments	6,380,948	6,371,180	9,768	–	–	6,380,948
Trading account debt securities, excluding derivatives[1]	32,783	2,814	29,752	217	–	32,783
Debt securities available-for-sale[1]	18,245,903	7,512,171	10,730,998	2,734	–	18,245,903
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 7,693,418	$ –	$ 7,623,824	$ –	$ –	$ 7,623,824
Obligations of Puerto Rico, States and political subdivisions	51,865	–	6,866	44,711	–	51,577
Collateralized mortgage obligation-federal agency	1,518	–	1,304	–	–	1,304
Securities in wholly owned statutory business trusts	5,959	–	5,959	–	–	5,959
Total debt securities held-to-maturity	$ 7,752,760	$ –	$ 7,637,953	$ 44,711	$ –	$ 7,682,664
Equity securities:						
FHLB stock	$ 55,786	$ –	$ 55,786	$ –	$ –	$ 55,786
FRB stock	100,304	–	100,304	–	–	100,304
Other investments	52,076	–	45,664	6,528	381	52,573
Total equity securities	$ 208,166	$ –	$ 201,754	$ 6,528	$381	$ 208,663
Loans held-for-sale	$ 5,423	$ –	$ 5,423	$ –	$ –	$ 5,423
Loans held-in-portfolio	36,361,628	–	–	35,652,539	–	35,652,539
Mortgage servicing rights	108,103	–	–	108,103	–	108,103
Derivatives	26,023	–	26,023	–	–	26,023

	December 31, 2024					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$55,871,463	$ –	$55,871,463	$ –	$ –	$55,871,463
Time deposits	9,012,882	–	8,795,803	–	–	8,795,803
Total deposits	$64,884,345	$ –	$64,667,266	$ –	$ –	$64,667,266
Assets sold under agreements to repurchase	$ 54,833	$ –	$ 54,845	$ –	$ –	$ 54,845
Other short-term borrowings[2]	225,000	–	225,000	–	–	225,000
Notes payable:						
FHLB advances	$ 302,722	$ –	$ 295,023	$ –	$ –	$ 295,023
Unsecured senior debt securities	395,198	–	415,148	–	–	415,148
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,373	–	189,758	–	–	189,758
Total notes payable	$ 896,293	$ –	$ 899,929	$ –	$ –	$ 899,929
Derivatives	$ 22,832	$ –	$ 22,832	$ –	$ –	$ 22,832

[1] Refer to Note 27 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.

[2] Refer to Note 16 to the Consolidated Financial Statements for the composition of other short-term borrowings.

Refer to Note 23 to the Consolidated Financial Statements for the notional amount of commitments to extend credit, which represents the unused portion of credit facilities granted to customers, and letters of credit, which represent the contractual amount that is required to be paid in the event of nonperformance, at December 31, 2025 and December 31, 2024. The fair value of commitments to extend credit and letters of credit, which are based on the fees charged to enter into those agreements, are not material to Popular's financial statements.

Note 29 - Employee benefits

Certain employees of BPPR are covered by three non-contributory defined benefit pension plans, the Banco Popular de Puerto Rico Retirement Plan and two Restoration Plans (the "Pension Plans"). Pension benefits are based on age, years of credited service, and final average compensation.

The Pension Plans are currently closed to new hires and the accrual of benefits are frozen to all participants. The Pension Plans' benefit formula is based on a percentage of average final compensation and years of service as of the plan freeze date.

Normal retirement age under the retirement plan is age 65 with 5 years of service. Pension costs are funded in accordance with minimum funding standards under the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Pension Plans are subject to the U.S. and Puerto Rico Internal Revenue Code limits on compensation and benefits. Benefits under restoration plans restore benefits to selected employees that are limited under the Banco Popular de Puerto Rico Retirement Plan due to U.S. and Puerto Rico Internal Revenue Code limits and a compensation definition that excludes amounts deferred pursuant to nonqualified arrangements.

In addition to providing pension benefits, BPPR provides certain health care benefits for certain retired employees (the "OPEB Plan"). Regular employees of BPPR, hired before February 1, 2000, may become eligible for health care benefits, provided they reach retirement age while working for BPPR.

The Corporation's funding policy is to make annual contributions to the Pension Plans, when necessary, in amounts which fully provide for all benefits as they become due under the plans.

The Corporation's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with BPPR contributions to the fund, will maintain the fund's ability to meet all required benefit obligations. Risk is controlled through diversification of asset types, such as investments in domestic and international equities and fixed income.

Equity investments include various types of stock and index funds. Also, this category includes Popular, Inc.'s common stock. Fixed income investments include U.S. Government securities and other U.S. agencies' obligations, corporate bonds, mortgage loans, mortgage-backed securities and index funds, among others. A designated committee periodically reviews the performance of the pension plans' investments and assets allocation. The Trustee and the money managers are allowed to exercise investment discretion, subject to limitations established by the pension plans' investment policies. The plans forbid money managers to enter into derivative transactions, unless approved by the Trustee.

The overall expected long-term rate-of-return-on-assets assumption reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the plan assets, with consideration given to the distribution of the investments by asset class and historical rates of return for each individual asset class. This process is reevaluated at least on an annual basis and if market, actuarial and economic conditions change, adjustments to the rate of return may come into place.

The Pension Plans weighted average asset allocation as of December 31, 2025 and 2024 and the approved asset allocation ranges, by asset category, are summarized in the table below.

	Minimum allotment	Maximum allotment	2025	2024
Equity	0%	70%	12%	10%
Debt securities	0%	100%	85%	85%
Popular related securities	0%	5%	1%	1%
Cash and cash equivalents	0%	100%	2%	4%

The following table sets forth by level, within the fair value hierarchy, the Pension Plans' assets at fair value at December 31, 2025 and 2024. Investments measured at net asset value per share ("NAV") as a practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation of the plans' assets.

| | 2025 | | | | | 2024 | | | | |
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total	Level 1	Level 2	Level 3	Measured at NAV	Total
Obligations of the U.S. Government, its agencies, states and political subdivisions	$ –	$ 15,473	$ –	$183,353	$198,826	$ –	$ 6,956	$ –	$125,476	$132,432
Corporate bonds and debentures	–	315,583	–	9,146	324,729	–	364,900	–	10,734	375,634
Equity securities - Common Stock	5,205	–	–	–	5,205	3,821	–	–	–	3,821
Equity securities - ETF's	37,021	8,416	–	–	45,437	32,372	6,503	–	–	38,875
Foreign commingled trust funds	–	–	–	26,553	26,553	–	–	–	20,097	20,097
Mutual fund	–	11,207	–	–	11,207	–	9,833	–	–	9,833
Mortgage-backed securities	–	138	–	–	138	–	14,160	–	–	14,160
Cash and cash equivalents	9,387	–	–	–	9,387	17,034	–	–	–	17,034
Accrued investment income	–	–	4,356	–	4,356	–	–	5,289	–	5,289
Total assets	$51,613	$350,817	$4,356	$219,052	$625,838	$53,227	$402,352	$5,289	$156,307	$617,175

The closing prices reported in the active markets in which the securities are traded are used to value the investments.

Following is a description of the valuation methodologies used for investments measured at fair value:

- Obligations of U.S. Government, its agencies, states and political subdivisions - The fair value of Obligations of U.S. Government and its agencies obligations are based on an active exchange market and on quoted market prices for similar securities. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. The fair value of municipal bonds are based on trade data on these instruments reported on Municipal Securities Rulemaking Board ("MSRB") transaction reporting system or comparable bonds from the same issuer and credit quality. These securities are classified as Level 2, except for the governmental index funds that are measured at NAV.

- Corporate bonds and debentures - Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2, except for the corporate bond funds that are measured at NAV.

- Equity securities - common stock - Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

- Equity securities - ETF's - Exchange Traded Funds shares with quoted market prices obtained from an active exchange market. Highly liquid ETF's are classified as Level 1 while less liquid ETF's are classified as Level 2.

- Foreign commingled trust fund - Collective investment funds that are valued using the NAV per share practical expedient, were not categorized within the fair value hierarchy and were presented separately. The Fund's investments are in an international equity portfolio and in an emerging markets equity fund.

- Mutual funds - Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC) and are required to publish their daily NAV. Since these funds have liquid markets with trading activity of these or similar securities they are considered level 2.

- Cash and cash equivalents - The carrying amount of cash and cash equivalents is a reasonable estimate of the fair value since it is available on demand or due to their short-term maturity. Cash and cash equivalents are classified as Level 1.

- Accrued investment income - Given the short-term nature of these assets, their carrying amount approximates fair value. Since there is a lack of observable inputs related to instrument specific attributes, these are reported as Level 3.

The preceding valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in Level 3 assets measured at fair value.

(In thousands)	2025	2024
Balance at beginning of year	$5,289	$3,927
Purchases, sales, issuance and settlements (net)	(933)	1,362
Balance at end of year	$4,356	$5,289

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2025 and 2024. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2025 and 2024.

Information on the shares of common stock held by the pension plans is provided in the table that follows.

(In thousands, except number of shares information)	2025	2024
Shares of Popular, Inc. common stock	41,796	40,619
Fair value of shares of Popular, Inc. common stock	$ 5,204	$ 3,821
Dividends paid on shares of Popular, Inc. common stock held by the plan	$ 117	$ 360

The following table presents the components of net periodic benefit cost for the years ended December 31, 2025, 2024 and 2023.

(In thousands)	Pension Plans			OPEB Plan		
	2025	2024	2023	2025	2024	2023
(in thousands)						
Service cost	$ –	$ –	$ –	$ 59	$ 127	$ 191
Other operating expenses:						
Interest cost	29,642	30,234	31,548	5,163	5,686	6,082
Expected return on plan assets	(32,277)	(34,376)	(34,365)	–	–	–
Recognized net actuarial loss	13,799	16,664	21,465	(4,707)	(2,193)	(2,212)
Net periodic cost (benefit)	$ 11,164	$ 12,522	$ 18,648	$ 515	$ 3,620	$ 4,061
Other Adjustments	–	–	–	40	–	–
Total cost (benefit)	$ 11,164	$ 12,522	$ 18,648	$ 555	$ 3,620	$ 4,061

The following table sets forth the aggregate status of the plans and the amounts recognized in the consolidated financial statements at December 31, 2025 and 2024.

	Pension Plans		OPEB Plan	
(In thousands)	2025	2024	2025	2024
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 589,758	$ 635,794	$ 99,172	$ 117,045
Service cost	–	–	59	127
Interest cost	29,642	30,234	5,163	5,686
Actuarial (gain)/loss[1]	17,556	(31,747)	6,370	(16,787)
Benefits paid	(44,537)	(44,523)	(6,830)	(6,899)
Other adjustments	–	–	40	–
Benefit obligation at end of year	$ 592,419	$ 589,758	$ 103,974	$ 99,172
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 617,175	$ 652,426	$ –	$ –
Actual return on plan assets	52,970	9,042	–	–
Employer contributions	230	230	6,830	6,899
Benefits paid	(44,537)	(44,523)	(6,830)	(6,899)
Fair value of plan assets at end of year	$ 625,838	$ 617,175	$ –	$ –
Funded status of the plan:				
Benefit obligation at end of year	$(592,419)	$(589,758)	$(103,974)	$ (99,172)
Fair value of plan assets at end of year	625,838	617,175	–	–
Funded status at year end	$ 33,419	$ 27,417	$(103,974)	$ (99,172)
Amounts recognized in accumulated other comprehensive loss:				
Net loss/(gain)	160,081	177,017	(28,971)	(40,048)
Accumulated other comprehensive loss (AOCL)	$ 160,081	$ 177,017	$ (28,971)	$ (40,048)
Reconciliation of net (liabilities) assets:				
Net asset (liabilities) at beginning of year	$ 27,417	$ 16,632	$ (99,172)	$(117,045)
Amount recognized in AOCL at beginning of year, pre-tax	177,017	200,094	(40,048)	(25,454)
Amount prepaid (liability) at beginning of year	204,434	216,726	(139,220)	(142,499)
Total benefit cost	(11,164)	(12,522)	(555)	(3,620)
Contributions	230	230	6,830	6,899
Amount prepaid (liability) at end of year	193,500	204,434	(132,945)	(139,220)
Amount recognized in AOCL	(160,081)	(177,017)	28,971	40,048
Net asset/(liabilities) at end of year	$ 33,419	$ 27,417	$(103,974)	$ (99,172)

[1] For 2025, the significant component of the Pension Plans actuarial loss was mainly related to an increase in the obligation due to a decrease in the single weighted-average discount rates. For OPEB plans, significant components of the actuarial loss that changed the benefit obligation were mainly related to the per capita cost assumption at year end that deteriorated the funded position as well as an increase in the obligation due to a decrease in the single weighted-average discount rate. For 2024, the significant component of the Pension Plans actuarial gain were mainly related to an decrease in the obligation due to an increase in the single weighted-average discount rates and a change to certain demographic assumptions partially offset by a lower return on the fair value of plan assets. For OPEB plans, significant components of the actuarial gain that changed the benefit obligation were mainly related to the per capita assumption at year end that improved the funded position, a change to certain demographic assumptions, a favorable demographic experience from larger than expected reductions and an increase in discount rates.

The following table presents the change in accumulated other comprehensive loss ("AOCL"), pre-tax, for the years ended December 31, 2025 and 2024.

(In thousands)	Pension Plans		OPEB Plan	
	2025	2024	2025	2024
Accumulated other comprehensive loss at beginning of year	$177,017	$200,094	$(40,048)	$(25,454)
Increase (decrease) in AOCL:				
Recognized during the year:				
Amortization of actuarial losses	(13,799)	(16,664)	4,707	2,193
Occurring during the year:				
Net actuarial (gains)/losses	(3,137)	(6,413)	6,370	(16,787)
Total (decrease) increase in AOCL	(16,936)	(23,077)	11,077	(14,594)
Accumulated other comprehensive loss at end of year	$160,081	$177,017	$(28,971)	$(40,048)

The Corporation estimates the service and interest cost components utilizing a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

To determine benefit obligation at year end, the Corporation used a weighted average of annual spot rates applied to future expected cash flows for years ended December 31, 2025 and 2024.

The following table presents the discount rate and assumed health care cost trend rates used to determine the benefit obligation and net periodic benefit cost for the plans:

	Pension Plan			OPEB Plan		
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:	2025	2024	2023	2025	2024	2023
Discount rate for benefit obligation	5.54 - 5.57%	5.02 - 5.05%	5.34 - 5.37%	5.65%	5.10%	5.42%
Discount rate for service cost	N/A	N/A	N/A	5.95%	5.37%	5.66%
Discount rate for interest cost	5.26 - 5.27%	4.95 - 4.96%	5.23 - 5.24%	5.37%	4.99%	5.28%
Expected return on plan assets	5.60 - 6.70%	5.60 - 6.60%	5.90 - 6.50%	N/A	N/A	N/A
Initial health care cost trend rate	N/A	N/A	N/A	7.00%	7.25%	7.50%
Ultimate health care cost trend rate	N/A	N/A	N/A	4.50%	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	N/A	2035	2035	2035

	Pension Plans		OPEB Plan	
Weighted average assumptions used to determine benefit obligation at December 31:	2025	2024	2025	2024
Discount rate for benefit obligation	5.25-5.29%	5.54-5.57%	5.44%	5.65%
Initial health care cost trend rate	N/A	N/A	6.75%	7.00%
Ultimate health care cost trend rate	N/A	N/A	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	2035	2035

The following table presents information for plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2025 and 2024.

	Pension Plans		OPEB Plan	
(In thousands)	2025	2024	2025	2024
Projected benefit obligation	$34,236	$33,993	$103,974	$99,172
Accumulated benefit obligation	34,236	33,993	103,974	99,172
Fair value of plan assets	29,498	28,177	–	–

The following table presents information for plans with plan assets in excess of its projected benefit obligation and accumulated benefit obligation for the years ended December 31, 2025 and 2024.

	Pension Plans		OPEB Plan	
(In thousands)	2025	2024	2025	2024
Projected benefit obligation	$558,183	$555,765	$ –	$ –
Accumulated benefit obligation	558,183	555,765	–	–
Fair value of plan assets	596,341	588,998	–	–

The Corporation expects to make the following contributions to the plans during the year ended December 31, 2026.

(In thousands)	2026
Pension Plans	$ 227
OPEB Plan	$5,914

Benefit payments projected to be made from the plans during the next ten years are presented in the table below.

(In thousands)	Pension Plans	OPEB Plan
2026	$ 50,385	$ 5,914
2027	45,855	6,089
2028	45,683	6,321
2029	45,394	6,534
2030	45,017	6,733
2031 - 2035	215,895	35,655

The table below presents a breakdown of the plans' assets and liabilities at December 31, 2025 and 2024.

	Pension Plans		OPEB Plan	
(In thousands)	2025	2024	2025	2024
Non-current assets	$38,157	$33,233	$ –	$ –
Current liabilities	222	222	5,805	5,304
Non-current liabilities	4,516	5,594	98,169	93,868

Savings plans

The Corporation also provides defined contribution savings plans pursuant to Section 1081.01(d) of the Puerto Rico Internal Revenue Code and Section 401(k) of the U.S. Internal Revenue Code, as applicable, for substantially all the employees of the Corporation. Investments in the plans are participant-directed, and employer matching contributions are determined based on the specific provisions of each plan. Employees are fully vested in the employer's contribution after five years of service. The cost of providing these benefits in the year ended December 31, 2025 was $22.2 million (2024 - $21.4 million, 2023 - $20.3 million).

The plans held 1,150,624 (2024 - 1,177,588) shares of common stock of the Corporation with a market value of approximately $143.3 million at December 31, 2025 (2024 - $110.8 million).

Note 30 - Net income per common share

The following table sets forth the computation of net income per common share ("EPS"), basic and diluted, for the years ended December 31, 2025, 2024 and 2023:

(In thousands, except per share information)	2025	2024	2023
Net income	$ 833,159	$ 614,212	$ 541,342
Preferred stock dividends	(1,412)	(1,412)	(1,412)
Net income applicable to common stock	$ 831,747	$ 612,800	$ 539,930
Average common shares outstanding	67,586,130	71,590,757	71,710,265
Average potential dilutive common shares	26,717	32,945	81,427
Average common shares outstanding - assuming dilution	67,612,847	71,623,702	71,791,692
Basic EPS	$ 12.31	$ 8.56	$ 7.53
Diluted EPS	$ 12.30	$ 8.56	$ 7.52

Potential common shares consist of shares of common stock issuable under the assumed exercise of stock options, restricted stock and performance share awards using the treasury stock method. This method assumes that the potential common shares are issued and the proceeds from exercise, in addition to the amount of compensation cost attributed to future services, are used to purchase shares of common stock at the exercise date. The difference between the number of potential common shares issued and the shares of common stock purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Warrants, stock options, restricted stock and performance share awards, if any, that result in lower potential common shares issued than shares of common stock purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect in earnings per common share.

Note 31 - Revenue from contracts with customers

The following table presents the Corporation's revenue streams from contracts with customers by reportable segment for the years ended December 31, 2025, 2024, and 2023.

	Years ended December 31,					
(In thousands)	2025		2024		2023	
	BPPR	Popular U.S.	BPPR	Popular U.S.	BPPR	Popular U.S.
Service charges on deposit accounts	$145,244	$10,624	$141,240	$10,103	$137,297	$10,179
Other service fees:						
Debit card fees [1]	111,979	854	105,017	793	98,779	853
Insurance fees, excluding reinsurance	36,540	7,759	44,808	6,946	46,903	5,602
Credit card fees, excluding late fees and membership fees [1]	109,614	1,363	102,849	1,587	102,214	1,597
Sale and administration of investment products	37,693	–	33,213	–	26,316	–
Trust fees	28,313	–	27,659	–	26,160	–
Total revenue from contracts with customers [2]	$469,383	$20,600	$454,786	$19,429	$437,669	$18,231

[1] Effective in the third quarter of 2024, the Corporation reclassified certain interchange fees, which were previously included jointly with credit card fees from common network activity, as debit card fees. For the year ended December 31, 2024, these interchange fees were approximately $45.5 million, which include approximately $22.2 million corresponding to the first and second quarters of 2024 which were reclassified. For the year ended December 31, 2023, interchange fees of approximately $45.3 million were reclassified.

[2] The amounts include intersegment transactions of $2.4 million, $4.5 million and $5.0 million, respectively, for the years ended December 31, 2025, 2024 and 2023.

Revenue from contracts with customers is recognized when, or as, the performance obligations are satisfied by the Corporation by transferring the promised services to the customers. A service is transferred to the customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized based on the services that have been rendered to date. Revenue from a performance obligation satisfied at a point in time is recognized when the customer obtains control over the service. The transaction price, or the amount of revenue recognized, reflects the consideration the Corporation expects to be entitled to in exchange for those promised services. In determining the transaction price, the Corporation considers the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Corporation is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. If the Corporation acts as principal, revenues are presented in the gross amount of consideration to which it expects to be entitled and are not netted with any related expenses. On the other hand, the Corporation is an agent if it does not control the specified goods or services before they are transferred to the customer. If the Corporation acts as an agent, revenues are presented in the amount of consideration to which it expects to be entitled, net of related expenses.

Following is a description of the nature and timing of revenue streams from contracts with customers:

Service charges on deposit accounts

Service charges on deposit accounts are earned on retail and commercial deposit activities and include, but are not limited to, nonsufficient fund fees, overdraft fees and checks stop payment fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. The Corporation is acting as principal in these transactions.

Debit card fees

Debit card fees include, but are not limited to, interchange fees, surcharging income and foreign transaction fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. Interchange fees are recognized upon settlement of the debit card payment transactions. The Corporation is acting as principal in these transactions.

Insurance fees

Insurance fees include, but are not limited to, commissions and contingent commissions. Commissions and fees are recognized when related policies are effective since the Corporation does not have an enforceable right to payment for services completed to date. An allowance is created for expected adjustments to commissions earned related to policy cancellations. Contingent commissions are recorded on an accrual basis when the amount to be received is notified by the insurance company. The Corporation is acting as an agent since it arranges for the sale of the policies and receives commissions if, and when, it achieves the sale.

Credit card fees

Credit card fees include, but are not limited to, interchange fees, additional card fees, cash advance fees, balance transfer fees, foreign transaction fees, and returned payments fees. Credit card fees are recognized at a point in time, upon the occurrence of an activity or an event. Interchange fees are recognized upon settlement of the credit card payment transactions. The Corporation is acting as principal in these transactions.

Sale and administration of investment products

Fees from the sale and administration of investment products include, but are not limited to, commission income from the sale of investment products, asset management fees, underwriting fees, and mutual fund fees.

Commission income from investment products is recognized on the trade date since clearing, trade execution, and custody services are satisfied when the customer acquires or disposes of the rights to obtain the economic benefits of the investment products and brokerage contracts have no fixed duration and are terminable at will by either party. The Corporation is acting as principal in these transactions since it performs the service of providing the customer with the ability to acquire or dispose of the rights to obtain the economic benefits of investment products.

Asset management fees are satisfied over time and are recognized in arrears. At contract inception, the estimate of the asset management fee is constrained from the inclusion in the transaction price since the promised consideration is dependent on the market and thus is highly susceptible to factors outside the manager's influence. As advisor, the broker-dealer subsidiary is acting as principal.

Underwriting fees are recognized at a point in time, when the investment products are sold in the open market at a markup. When the broker-dealer subsidiary is lead underwriter, it is acting as an agent. In turn, when it is a participating underwriter, it is acting as principal.

Mutual fund fees, such as distribution fees, are considered variable consideration and are recognized over time, as the uncertainty of the fees to be received is resolved as NAV is determined and investor activity occurs. The promise to provide distribution-related services is considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. When the broker-dealer subsidiary is acting as a distributor, it is acting as principal. In turn, when it acts as third-party dealer, it is acting as an agent.

Trust fees

Trust fees are recognized from retirement plan, mutual fund administration, investment management, trustee, escrow, and custody and safekeeping services. These asset management services are considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. The performance obligation is satisfied over time, except for optional services and certain other services that are satisfied at a point in time. Revenues are recognized in arrears, when, or as, the services are rendered. The Corporation is acting as principal since, as asset manager, it has the obligation to provide the specified service to the customer and has the ultimate discretion in establishing the fee paid by the customer for the specified services.

Note 32 - Leases

The Corporation enters in the ordinary course of business into operating and finance leases for land, buildings and equipment. These contracts generally do not include purchase options or residual value guarantees. The remaining lease terms of 0.30 to 29.0 years considers options to extend the leases for up to 20 years. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating and finance leases in its Consolidated Statements of Financial Condition under the caption of other assets and other liabilities, respectively. Refer to Note 13 and Note 18 to the Consolidated Financial Statements, respectively, for information on the balances of these lease assets and liabilities.

The Corporation uses the incremental borrowing rate for purposes of discounting lease payments for operating and finance leases, since it does not have enough information to determine the rates implicit in the leases. The discount rates are based on fixed-rate and fully amortizing borrowing facilities of its banking subsidiaries that are collateralized. For leases held by non-banking subsidiaries, a credit spread is added to this rate based on financing transactions with a similar credit risk profile.

The following table presents the undiscounted cash flows of operating and finance leases for each of the following periods:

	December 31, 2025								
(In thousands)	2026	2027	2028	2029	2030	Later Years	Total Lease Payments	Less: Imputed Interest	Total
Operating Leases	$24,644	$20,150	$17,858	$15,645	$9,997	$35,309	$123,603	$(18,645)	$104,958
Finance Leases	5,051	3,805	3,506	3,351	3,288	12,854	31,855	(4,466)	27,389

The following table presents the lease cost recognized by the Corporation in the Consolidated Statements of Operations as follows:

	Years ended December 31,		
(In thousands)	2025	2024	2023
Finance lease cost:			
Amortization of ROU assets	$ 3,351	$ 3,006	$ 4,192
Interest on lease liabilities	944	912	1,063
Operating lease cost	29,670	30,660	31,596
Short-term lease cost	814	497	456
Variable lease cost	354	290	211
Sublease income	(60)	(81)	(66)
Total lease cost [1]	$35,073	$35,284	$37,452

[1] Total lease cost is recognized as part of net occupancy expense.

The following table presents supplemental cash flow information and other related information related to operating and finance leases.

	Years ended December 31,		
(Dollars in thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 30,054	$ 31,416	$ 31,124
Operating cash flows from finance leases	943	912	1,063
Financing cash flows from finance leases	3,933	3,977	5,360
ROU assets obtained in exchange for new lease obligations:			
Operating leases	$ 12,231	$ 2,290	$ 8,048
Finance leases	6,954	732	6,198
Weighted-average remaining lease term:			
Operating leases	7.8 years	7.2 years	7.3 years
Finance leases	9.3 years	8.1 years	8.3 years
Weighted-average discount rate:			
Operating leases	3.7%	3.4%	3.3%
Finance leases	3.8%	3.6%	3.9%

As of December 31, 2025, the Corporation had additional operating leases contracts that have not yet commenced with an undiscounted contract amount of $5.2 million, which will have lease terms of 10 years.

Note 33 - Stock-based compensation

Incentive Plan

On May 12, 2020, the shareholders of the Corporation approved the Popular, Inc. 2020 Omnibus Incentive Plan, which permits the Corporation to issue several types of stock-based compensation to employees and directors of the Corporation and/or any of its subsidiaries (the "2020 Incentive Plan"). The 2020 Incentive Plan replaced the Popular, Inc. 2004 Omnibus Incentive Plan, which was in effect prior to the adoption of the 2020 Incentive Plan (the "2004 Incentive Plan" and, together with the 2020 Incentive Plan, the "Incentive Plan"). Participants under the Incentive Plan are designated by the Talent and Compensation Committee of the Board of Directors (or its delegate, as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares to its employees and restricted stock and restricted stock units ("RSUs") to its directors.

The restricted stock granted under the Incentive Plan to employees becomes vested based on the employees' continued service with Popular. Unless otherwise stated in an agreement, the compensation cost associated with the shares of restricted stock granted prior to 2021 was determined based on a two-prong vesting schedule. These grants include ratable vesting over five or four years commencing at the date of grant (the "graduated vesting portion") with a portion vested at termination of employment after attainment of 55 years of age and 10 years of service or 60 years of age and 5 years of service (the "retirement vesting portion"). The graduated vesting portion is accelerated at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service. Restricted stock granted on or after 2021 have ratable vesting in equal annual installments over a period of 4 years or 3 years, depending in the classification of the employee. The vesting schedule is accelerated at termination of employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service.

The performance share awards granted under the Incentive Plan consist of the opportunity to receive shares of Popular, Inc.'s common stock provided that the Corporation achieves certain goals during a three-year performance cycle. The goals will be based on two metrics weighted equally: the Relative Total Shareholder Return ("TSR") and the Absolute Return on Average Tangible Common Equity ("ROATCE"). The TSR metric is considered to be a market condition under ASC 718. For equity settled awards based on a market condition, the fair value is determined as of the grant date and is not subsequently

revised based on actual performance. The ROATCE metric is considered to be a performance condition under ASC 718. The fair value is determined based on the probability of achieving the ROATCE goal as of each reporting period. The TSR and ROATCE metrics are equally weighted and work independently. The number of shares that will ultimately vest ranges from 50% to a 150% of target based on both market (TSR) and performance (ROATCE) conditions. The performance shares will vest at the end of the three-year performance cycle. If a participant terminates employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service, the performance shares shall continue outstanding and vest at the end of the performance cycle.

The following table summarizes the restricted stock and performance shares activity under the Incentive Plan for members of management.

(Not in thousands)	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2023	281,963	$ 56.50
Granted	257,757	66.01
Performance Shares Quantity Adjustment	19,753	75.32
Vested	(243,133)	66.31
Forfeited	(16,444)	55.82
Non-vested at December 31, 2023	299,896	$ 58.20
Granted	242,474	86.62
Performance Shares Quantity Adjustment	(18,650)	87.79
Vested	(267,873)	74.26
Forfeited	(7,939)	50.68
Non-vested at December 31, 2024	247,908	$ 66.86
Granted	226,259	100.35
Performance Shares Quantity Adjustment	55,517	91.18
Vested	(293,939)	90.00
Forfeited	(8,787)	66.53
Non-vested at December 31, 2025	226,958	$ 76.13

During the year ended December 31, 2025, 194,599 shares of restricted stock (2024 - 177,249; 2023 - 200,303) and 31,660 performance shares (2024 - 65,225; 2023 - 57,454) were awarded to management under the Incentive Plan.

During the year ended December 31, 2025, the Corporation recognized $18.3 million of restricted stock expense related to management incentive awards, with a tax benefit of $2.5 million (2024 - $14.0 million, with a tax benefit of $2.4 million; 2023 - $11.5 million, with a tax benefit of $1.9 million). During the year ended December 31, 2025, the fair market value of the restricted stock and performance shares vested was $20.4 million at grant date and $28.0 million at vesting date. This differential triggers a windfall of $2.8 million that was recorded as a reduction in income tax expense. During the year ended December 31, 2025, the Corporation recognized $4.3 million of performance shares expense, with a tax benefit of $0.4 million (2024 - $3.9 million, with a tax benefit of $0.3 million; 2023 - $3.5 million, with a tax benefit of $0.1 million). The total unrecognized compensation cost related to non-vested restricted stock awards and performance shares to members of management at December 31, 2025 was $12.4 million and is expected to be recognized over a weighted-average period of 1.58 years.

The following table summarizes the restricted stock activity under the Incentive Plan for members of the Board of Directors:

(Not in thousands)	Units/Stocks	Weighted-average grant date fair value
Non-vested at January 1, 2023	–	–
Granted	39,104	$ 55.30
Vested	(39,104)	55.30
Forfeited	–	–
Non-vested at December 31, 2023	–	–
Granted	25,462	$ 89.51
Vested	(25,462)	89.51
Forfeited	–	–
Non-vested at December 31, 2024	–	–
Granted	24,476	$101.33
Vested	(5,363)	104.33
Forfeited	–	–
Non-vested at December 31, 2025	19,113	100.49

The equity awards granted to members of the Board of Directors of Popular, Inc. (the "Directors") on or after May 2025 will vest and become non-forfeitable on the first anniversary of the grant date of such award. Equity awards granted to the Directors may be paid in either common stock or RSUs at each Director`s election. If RSUs are elected, the Directors may defer the delivery of the shares of common stock underlying the RSUs award until their retirement. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the Directors will receive an additional number of RSUs that reflect a reinvested dividend equivalent.

For 2025, 2024 and 2023, Directors elected RSUs and common stock. For the year ended December 31, 2025, 21,788 RSUs and 2,688 shares of restricted stock were granted to the Directors (2024 - 24,070 RSUs and 1,392 shares of restricted stock; 2023 - 36,804 RSUs and 2,300 shares of restricted stock). For the year ended December 31, 2025, $2.0 million of restricted stock expense related to these shares was recognized, with a tax benefit of $0.4 million (2024 - $2.2 million with a tax benefit of $0.4 million; 2023 - $2.2 million with a tax benefit of $0.4 million). The fair value at vesting date of the RSUs vested during the year ended December 31, 2025 for the Directors was $0.6 million.

Note 34 - Income taxes

The income before income tax and the components of income tax expense disaggregated between domestic (Puerto Rico) and foreign (including Unites States federal and state) for the years ended December 31, 2025, 2024 and 2023 are summarized in the following tables:

(In thousands)	2025	2024	2023
Income before income tax			
Puerto Rico	$ 730,740	$545,298	$468,001
Foreign	276,053	251,320	207,538
Total income before tax	$1,006,793	$796,618	$675,539
Current income tax expense:			
Puerto Rico	$ 107,055	$107,405	$168,001
Foreign	60,197	51,291	9,335
Total current income tax expense	$ 167,252	$158,696	$177,336
Deferred income tax (benefit) expense:			
Puerto Rico	$ (7,473)	$ (6,982)	$ (50,871)
Foreign	13,855	30,692	7,732
Total deferred income tax expense (benefit)	$ 6,382	$ 23,710	$ (43,139)
Total income tax expense	$ 173,634	$182,406	$134,197

The following table represents income taxes paid (net of refunds) for the year ended December 31, 2025:

(In thousands)	2025
Income Taxes Paid	
Puerto Rico [1]	$148,043
Foreign income tax paid	
United States Federal	40,820
United States - States and Local	15,077
Other Foreign	234
Total foreign income tax paid	56,131
Total income tax paid	$204,174

[1] Includes $141.8 million paid for the purchase of tax credits in Puerto Rico.

The tables below present a reconciliation of the statutory income tax rate to the effective income tax rate. The Company uses the Puerto Rico statutory tax rate as the national tax rate, since Popular, Inc. is based in Puerto Rico.

	2025	
(In thousands)	Amount	% of pre-tax income
Computed income tax at Puerto Rico statutory tax rate	$ 377,547	37.5%
Foreign Tax Effects		
United States		
Statutory Tax Rate difference between United States and Puerto Rico	(21,337)	(2.1)
BPPR U.S. Branch Federal and State Taxes	30,789	3.1
State and Local Taxes	14,821	1.5
Other adjustments	1,050	0.1
Other foreign jurisdictions	(89)	–
Total foreign tax effects	25,234	2.6
Effect of Cross Borders Tax Laws		
P.R. Tax on Intercompany Distributions	(980)	(0.1)
P.R. foreign tax credit	(30,789)	(3.1)
Total effect of cross borders tax laws	(31,769)	(3.2)
Tax Credits		
Discount on Tax Credits Purchased	(8,443)	(0.8)
Total tax credits	(8,443)	(0.8)
Change in Valuation Allowance	11,512	1.1
Non taxable or Non deductible Items		
Net benefit of tax-exempt interest income	(152,774)	(15.2)
International banking entity exempt income	(36,484)	(3.6)
Other	(5,729)	(0.6)
Total non-taxable or non-deductible items	(194,987)	(19.4)
Effect of Other Adjustments	(5,460)	(0.5)
Income tax expense	$ 173,634	17.3%

	2024		2023	
(In thousands)	Amount	% of pre-tax income	Amount	% of pre-tax income
Computed income tax at statutory states	$ 298,732	37.5%	253,327	37.5%
Net benefit of tax-exempt interest income	(125,732)	(15.8)	(95,222)	(14.1)
Effect of income subject to preferential tax rate	(29)	–	(1,854)	(0.3)
Deferred tax asset valuation allowance	3,390	0.4	2,304	0.3
Difference in tax rates due to multiple jurisdictions	(17,111)	(2.1)	(12,857)	(1.9)
Change in tax rates				
Unrecognized tax benefits	–	–	(1,529)	(0.2)
Other tax benefits	(4,500)	(0.6)	(2,925)	(0.4)
Tax on intercompany distributions	24,325	3.1	–	–
States and local taxes	9,634	1.2	6,687	1.0
Others	(6,303)	(0.8)	(13,734)	(2.0)
Income tax expense	$ 182,406	22.9%	134,197	19.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities at 2025 and 2024 were as follows:

	December 31, 2025		
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 7,318	$ 46,632	$ 53,950
Net operating loss and other carryforward available	59,578	568,156	627,734
Postretirement and pension benefits	29,453	–	29,453
Allowance for credit losses	255,017	28,465	283,482
Deferred loan origination fees/cost	7,205	(2,474)	4,731
Depreciation	8,422	7,899	16,321
FDIC-assisted transaction	152,665	–	152,665
Lease liability	27,382	17,758	45,140
Unrealized net loss on investment securities	160,809	12,850	173,659
Difference in outside basis from pass-through entities	54,457	–	54,457
Mortgage Servicing Rights	15,375	–	15,375
Other temporary differences	26,347	7,586	33,933
Total gross deferred tax assets	804,028	686,872	1,490,900
Deferred tax liabilities:			
Intangibles	92,797	55,760	148,557
Right of use assets	24,846	15,875	40,721
Loans acquired	17,053	–	17,053
Other temporary differences	7,082	429	7,511
Total gross deferred tax liabilities	141,778	72,064	213,842
Valuation allowance	78,153	386,587	464,740
Net deferred tax asset	$584,097	$228,221	$ 812,318

	December 31, 2024		
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 4,861	$ 24,728	$ 29,589
Net operating loss and other carryforward available	52,211	610,279	662,490
Postretirement and pension benefits	27,786	–	27,786
Allowance for credit losses	247,153	24,415	271,568
Depreciation	7,700	7,229	14,929
FDIC-assisted transaction	152,665	–	152,665
Lease liability	25,167	16,451	41,618
Unrealized net loss on investment securities	252,411	20,996	273,407
Difference in outside basis from pass-through entities	50,144	–	50,144
Mortgage Servicing Rights	14,475	–	14,475
Other temporary differences	41,127	9,072	50,199
Total gross deferred tax assets	875,700	713,170	1,588,870
Deferred tax liabilities:			
Intangibles	88,351	55,926	144,277
Right of use assets	22,784	14,454	37,238
Deferred loan origination fees/cost	(1,880)	2,085	205
Loans acquired	18,415	–	18,415
Other temporary differences	6,799	429	7,228
Total gross deferred tax liabilities	134,469	72,894	207,363
Valuation allowance	69,837	386,914	456,751
Net deferred tax asset	$671,394	$253,362	$ 924,756

The net deferred tax asset shown in the table above at December 31, 2025, is reflected in the consolidated statements of financial condition as $814.2 million in net deferred tax assets (in the "other assets" caption) (December 31, 2024 - $926.3 million) and $1.9 million in deferred tax liabilities (in the "other liabilities" caption) (December 31, 2024- $1.6 million), reflecting the aggregate deferred tax assets or liabilities of individual tax-paying subsidiaries of the Corporation in their respective tax jurisdiction, Puerto Rico or the United States. During the year ended December 31, 2025, the net valuation allowance increased by approximately $8.0 million.

The deferred tax asset related to the NOLs and other carryforwards as of December 31, 2025, expires as follows:

(In thousands)	
2027	406
2028	196,569
2029	118,594
2030	127,136
2031	103,555
2032	15,872
2033	21,032
2034	—
2035	44,570
	$627,734

At December 31, 2025, the net deferred tax asset of the U.S. operations amounted to $614.8 million with a valuation allowance of $386.6 million, for a net deferred tax asset of $228.2 million. The Corporation evaluates the realization of the deferred tax assets by taxing jurisdiction, on a quarterly basis. The U.S. Operations have generated taxable income each of the last three years, with 2025 having the highest taxable income. These financial results are objectively verifiable positive evidence. Additionally, the Corporation considered as negative evidence, inconsistency in performance trends, including lower than anticipated results in recent periods. Also, management considered the uncertainty in predicting future taxable income, as given the impact of external factors such as changes in macroeconomic conditions, geopolitical issues, and shifts in monetary policy. In addition, management evaluated the expiration period of the NOLs carried forward which begin to expire in 2028.

As of December 31, 2025, after weighting all positive and negative evidence, the Corporation concluded that it is more likely than not that approximately $228.2 million of the deferred tax assets from the U.S. operations, comprised mainly of net operating losses, will be realized. The Corporation based this determination on its estimated taxable income available to realize the deferred tax assets for the remaining carryforward periods, together with the historical level of book income adjusted by permanent differences and taxable income. Management will continue to monitor and review the U.S.

operation's results, including recent earnings trends, pre-tax earnings forecasts, new tax initiatives, and performance indicators such as net income versus forecast, targeted loan growth, net interest income margin, changes in deposit costs, allowance for credit losses, charge-offs, NPLs inflows, and NPA balances. Significant changes, or a combination of changes, could positively or negatively impact the amount of deferred tax assets to be realized in the future.

At December 31, 2025, the Corporation's net deferred tax assets related to its Puerto Rico operations amounted to $662.3 million. The Corporation's Puerto Rico Banking operation has strong historical record of profitability. This is considered a strong piece of objectively verifiable positive evidence that outweighs any negative evidence considered by Management in the evaluation of the realization of the deferred tax assets. Based on this evidence and Management's estimate of future taxable income, the Corporation has concluded that it is more likely than not that such net deferred tax assets of the Puerto Rico Banking operations will be realized.

The Holding Company operation has been in a cumulative loss position in recent years. Management expects these losses will be a trend in future years. This objectively verifiable negative evidence is considered by Management strong negative evidence that suggests that income in future years will be insufficient to support the realization of all deferred tax assets. After weighting of all positive and negative evidence, Management concluded as of the reporting date, that it is more likely than not that the Holding Company will not be able to realize any portion of the deferred tax assets. Accordingly, the Corporation has maintained a valuation allowance on the deferred tax assets of $78.2 million as of December 31, 2025.

The Corporation's subsidiaries in the United States file a consolidated federal income tax return. The intercompany settlement of taxes paid is based on tax sharing agreements which generally allocate taxes to each entity based on a separate return basis.

The following table presents a reconciliation of unrecognized tax benefits.

(In millions)	
Balance at January 1, 2024	$1.5
Balance at December 31, 2024	$1.5
Balance at December 31, 2025	$1.5

At December 31, 2025, the total amount of interest recognized in the statement of financial condition approximated $2.5 million (2024 - $2.4 million). The total interest expense recognized during 2025 was $110 thousand (2024 - $110 thousand). Management determined that, as of December 31, 2025 and 2024, there was no need to accrue for the payment of penalties. The Corporation's policy is to report interest related to unrecognized tax benefits in income tax expense, while the penalties, if any, are reported in other operating expenses in the consolidated statements of operations.

After consideration of the effect on U.S. federal tax of unrecognized U.S. state tax benefits, the total amount of unrecognized tax benefits, including U.S. and Puerto Rico that, if recognized, would affect the Corporation's effective tax rate, was approximately $3.0 million at December 31, 2025 (2024 - $3.0 million).

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. The Corporation does not anticipate a reduction in the total amount of unrecognized tax benefits within the next 12 months.

The Corporation and its subsidiaries file income tax returns in Puerto Rico, the U.S. federal jurisdiction, various U.S. states and political subdivisions, and foreign jurisdictions. As of December 31, 2025, the following years remain subject to examination in the U.S. Federal jurisdiction - 2022 and thereafter and in the Puerto Rico jurisdiction - 2019 and thereafter.

Note 35 - Supplemental disclosure on the consolidated statements of cash flows

Additional disclosures on cash flow information and non-cash activities for the years ended December 31, 2025, 2024 and 2023 are listed in the following table:

(In thousands)	2025	2024	2023
Income taxes paid	$ 204,174	$ 186,659	$ 185,423
Interest paid	1,236,290	1,389,354	1,093,968
Non-cash activities:			
Loans transferred to other real estate	30,755	43,082	60,976
Loans transferred to other property	87,209	83,851	72,069
Total loans transferred to foreclosed assets	117,964	126,933	133,045
Loans transferred to other assets	47,338	50,478	28,616
Financed sales of other real estate assets	6,059	10,620	10,378
Financed sales of other foreclosed assets	56,384	52,385	49,361
Total financed sales of foreclosed assets	62,443	63,005	59,739
Financed sale of premises and equipment	63,610	127,785	88,537
Transfers from premises and equipment to long-lived assets held-for-sale	–	50,645	–
Transfers from loans held-in-portfolio to loans held-for-sale	5,740	28,001	57,256
Transfers from loans held-for-sale to loans held-in-portfolio	2,510	6,007	5,354
Loans securitized into investment securities[1]	14,251	15,160	37,345
Trades payable to brokers and counterparties	595,911	495,139	30
Net change in receivables from investments securities	14,670	161,400	51,000
Recognition of mortgage servicing rights on securitizations or asset transfers	1,133	1,364	2,097
Loans booked under the GNMA buy-back option	5,274	3,537	6,014
Capitalization of right of use assets	35,702	5,202	23,991

[1] Includes loans securitized into trading securities and subsequently sold before year end.

The following table provides a reconciliation of cash and due from banks, and restricted cash reported within the Consolidated Statement of Financial Condition that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

(In thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Cash and due from banks	$396,735	$411,375	$383,385
Restricted cash and due from banks	6,020	8,263	37,077
Restricted cash in money market investments	10,234	9,768	7,113
Total cash and due from banks, and restricted cash[2]	$412,989	$429,406	$427,575

[2] Refer to Note 4 - Restrictions on cash and due from banks and certain securities for nature of restrictions.

Note 36 - Segment reporting

The Corporation's corporate structure consists of two reportable segments – Banco Popular de Puerto Rico and Popular U.S. Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. The segments were determined based on the organizational structure, which focuses primarily on the markets the segments serve, as well as on the products and services offered by the segments.

The chief operating decision maker ("CODM") of the Corporation is the Chief Executive Officer ("CEO") who utilizes net income as one of the segment profitability measures, to evaluate the performance of each reportable segment and assess where to allocate resources effectively. The CEO receives profitability reports that include net income per segment, net interest income and other income and expense categories. The CODM uses the segment's net income and components of net income, including segment revenues and expenses to assess performance and to manage important aspects by each reportable segments, such as human capital, investment in technology, making budget allocations, as well as other strategic decisions.

Banco Popular de Puerto Rico:

The Banco Popular de Puerto Rico reportable segment includes commercial, consumer and retail banking operations, as well as mortgage and auto lending operations conducted at BPPR, including U.S. based activities conducted through its New York Branch. Other financial services within the BPPR segment include the trust service units of BPPR, asset management services of Popular Asset Management and the brokerage operations of Popular Securities, and the insurance agency and reinsurance businesses of Popular Insurance, Popular Risk Services, Popular Life Re, and Popular Re.

Popular U.S.:

Popular U.S. reportable segment consists of the banking operations of Popular Bank (PB), Popular Insurance Agency, U.S.A., and PEF. PB operates through a retail branch network in the U.S. mainland under the name of Popular, and equipment leasing and financing services through PEF. Popular Insurance Agency, U.S.A. offers investment and insurance services across the PB branch network.

The Corporate group consists primarily of the holding companies Popular, Inc., Popular North America, Popular International Bank and certain of the Corporation's investments accounted for under the equity method, including BHD.

The accounting policies of the individual operating segments are the same as those of the Corporation. Transactions between reportable segments are primarily conducted at market rates, resulting in profits that are eliminated for reporting consolidated results of operations. Assets representing transactions between reportable segments

or the Corporate group are also eliminated in the tables presented below.

The tables that follow present the results of operations and total assets by reportable segments:

For the year ended December 31, 2025

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,995,591	$ 787,775	$ (3,145)
Interest expense	829,974	375,876	(3,145)
Net interest income	2,165,617	411,899	–
Provision for credit losses	241,032	19,280	–
Non-interest income	584,442	26,679	–
Personnel costs	655,433	109,053	–
Professional fees	52,088	10,978	–
Technology and software expenses	262,540	39,583	–
Processing and transactional services	149,998	2,370	–
Amortization of intangibles	1,062	688	–
Goodwill impairment charge	–	13,000	–
Depreciation expense	42,664	8,979	–
Other operating expenses[1]	483,255	103,437	–
Total operating expenses	1,647,040	288,088	–
Income before income tax	861,987	131,210	–
Income tax expense	132,434	43,449	–
Net income	$ 729,553	$ 87,761	$ –
Segment assets	$59,934,092	$15,062,430	$(66,857)

For the year ended December 31, 2025

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 3,780,221	$ 6,654	$ (3,866)	$ 3,783,009
Interest expense	1,202,705	42,967	(3,866)	1,241,806
Net interest income (expense)	2,577,516	(36,313)	–	2,541,203
Provision for credit losses (benefit)	260,312	(149)	–	260,163
Non-interest income	611,121	50,902	(4,004)	658,019
Personnel costs	764,486	140,728	–	905,214
Professional fees	63,066	48,145	(1,113)	110,098
Technology and software expenses	302,123	39,482	–	341,605
Processing and transactional services	152,368	18	–	152,386
Amortization of intangibles	1,750	–	–	1,750
Goodwill impairment charge	13,000	–	–	13,000
Depreciation expense	51,643	1,587	–	53,230
Other operating expenses[1]	586,692	(228,292)	(3,417)	354,983
Total operating expenses	1,935,128	1,668	(4,530)	1,932,266
Income before income tax	993,197	13,070	526	1,006,793
Income tax expense	175,883	(2,554)	305	173,634
Net income	$ 817,314	$ 15,624	$ 221	$ 833,159
Segment assets	$74,929,665	$5,820,869	$(5,402,267)	$75,348,267

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

For the year ended December 31, 2024

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,926,996	$ 753,912	$ (10,600)
Interest expense	970,430	397,910	(10,600)
Net interest income	1,956,566	356,002	–
Provision for credit losses	254,843	1,369	–
Non-interest income	596,262	26,247	(56)
Personnel costs	601,652	104,948	–
Professional fees	58,687	12,562	(56)
Technology and software expenses	254,584	37,884	–
Processing and transactional services	140,293	2,362	–
Amortization of intangibles	1,696	1,242	–
Depreciation expense	47,019	8,499	–
Other operating expenses[1]	510,108	102,207	–
Total operating expenses	1,614,039	269,704	(56)
Income before income tax	683,946	111,176	–
Income tax expense	128,207	33,549	–
Net income	$ 555,739	$ 77,627	$ –
Segment assets	$58,601,802	$14,333,292	$(264,885)

December 31, 2023

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,631,407	$ 627,600	$ (16,432)
Interest expense	819,752	276,955	(16,434)
Net interest income	1,811,655	350,645	2
Provision for credit losses	194,325	14,584	–
Non-interest income	586,677	24,868	(404)
Personnel costs	571,516	102,994	–
Professional fees	79,108	17,410	(401)
Technology and software expenses	232,652	31,890	–
Processing and transactional services	135,528	2,521	–
Amortization of intangibles	1,937	1,243	–
Goodwill impairment charge	–	23,000	–
Depreciation expense	49,135	7,888	–
Other operating expenses[1]	544,767	99,438	(3)
Total operating expenses	1,614,643	286,384	(404)
Income before income tax	589,364	74,545	2
Income tax expense (benefit)	117,412	18,198	–
Net income	$ 471,952	$ 56,347	$ 2
Segment assets	$57,023,071	$13,812,158	$(426,058)

For the year ended December 31, 2024

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 3,670,308	$ 12,589	$ (9,634)	$ 3,673,263
Interest expense	1,357,740	42,869	(9,634)	1,390,975
Net interest income (expense)	2,312,568	(30,280)	–	2,282,288
Provision for credit losses (benefit)	256,212	730	–	256,942
Non-interest income	622,453	41,046	(4,590)	658,909
Personnel costs	706,600	113,851	–	820,451
Professional fees	71,193	55,608	(979)	125,822
Technology and software expenses	292,468	36,593	–	329,061
Processing and transactional services	142,655	22	–	142,677
Amortization of intangibles	2,938	–	–	2,938
Depreciation expense	55,518	1,560	–	57,078
Other operating expenses[1]	612,315	(199,165)	(3,540)	409,610
Total operating expenses	1,883,687	8,469	(4,519)	1,887,637
Income before income tax	795,122	1,567	(71)	796,618
Income tax expense (benefit)	161,756	20,609	41	182,406
Net income	$ 633,366	$ (19,042)	$ (112)	$ 614,212
Segment assets	$72,670,209	$5,895,389	$(5,520,215)	$73,045,383

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

December 31, 2023

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 3,242,575	$ 18,141	$ (15,409)	$ 3,245,307
Interest expense	1,080,273	48,919	(15,409)	1,113,783
Net interest income (expense)	2,162,302	(30,778)	–	2,131,524
Provision for credit losses	208,909	(300)	–	208,609
Non-interest income	611,141	44,410	(4,827)	650,724
Personnel costs	674,510	103,535	–	778,045
Professional fees	96,117	65,713	(688)	161,142
Technology and software expenses	264,542	26,073	–	290,615
Processing and transactional services	138,049	21	–	138,070
Amortization of intangibles	3,180	–	–	3,180
Goodwill impairment charge	23,000	–	–	23,000
Depreciation expense	57,023	1,484	–	58,507
Other operating expenses (benefit)[1]	644,202	(194,824)	(3,837)	445,541
Total operating expenses	1,900,623	2,002	(4,525)	1,898,100
Income before income tax	663,911	11,930	(302)	675,539
Income tax expense	135,610	(1,333)	(80)	134,197
Net income	$ 528,301	$ 13,263	$ (222)	$ 541,342
Segment assets	$70,409,171	$5,607,833	$(5,258,849)	$70,758,155

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

Geographic Information

The following information presents selected financial information based on the geographic location where the Corporation conducts its business. The banking operations of BPPR are primarily based in Puerto Rico, where it has the largest retail banking franchise. BPPR also conducts banking operations in the U.S. Virgin Islands, the British Virgin Islands and New York. BPPR's banking operations in the mainland United States include commercial lending activities in addition to periodic loan participations with PB. During the year ended December 31, 2025, BPPR participated in loans originated by PB totaling $29 million (2024 - did not participate, 2023 - $81 million). Total assets for the BPPR segment related to its operations in the United States amounted to $1.4 billion (December 31, 2024 - $1.6 billion), including $102 million in multifamily loans (December 31, 2024 - $104 million), $435 million in commercial real estate loans (December 31, 2024 - $588 million), $714 million in C&I loans (December 31, 2024 - $685 million), and $41 million in unsecured personal loans (December 31, 2024 - $113 million). During the year ended December 31, 2025, the BPPR segment generated $98.4 million (2024 - $124.2 million, 2023 - $117.7 million) in revenues from its operations in the United States, mainly from net interest income. In the Virgin Islands, the BPPR segment offers banking products, including loans and deposits. Total assets for the BPPR segment related to its operations in the U.S. and British Virgin Islands amounted to $1.0 billion (December 31, 2024 - $1.0 billion). The BPPR segment generated $52.1 million in revenues during the year ended December 31, 2025 (2024 - $43.4 million, 2023 - $45.0 million) from its operations in the U.S. and British Virgin Islands.

(In thousands)	2025	2024	2023
Revenues:[1]			
Puerto Rico	$2,558,396	$2,334,721	$2,175,938
United States	542,287	520,534	518,805
Other	98,539	85,942	87,505
Total consolidated revenues	$3,199,222	$2,941,197	$2,782,248

[1] Total revenues include net interest income, service charges on deposit accounts, other service fees, mortgage banking activities, net (loss) gain, including impairment on equity securities, net (loss) gain on trading account debt securities, net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale, adjustments to indemnity reserves on loans sold, and other operating income.

Selected Balance Sheet Information

(In thousands)	2025	2024	2023
Puerto Rico			
Total assets	$57,955,465	$55,888,211	$54,181,300
Loans	25,853,231	24,154,610	22,519,961
Deposits	52,451,498	52,099,309	51,282,007
United States			
Total assets	$16,101,705	$15,890,339	$15,343,156
Loans	12,966,468	12,431,859	12,006,012
Deposits	11,987,581	11,030,879	10,643,602
Other			
Total assets	$1,291,097	$1,266,833	$1,233,699
Loans	517,817	526,606	543,299
Deposits [1]	1,751,014	1,754,157	1,692,634

[1] Represents deposits from BPPR operations located in the U.S. and British Virgin Islands.

Note 37 - Popular, Inc. (holding company only) financial information

The following condensed financial information presents the financial position of Popular, Inc. Holding Company only at December 31, 2025 and 2024, and the results of its operations and cash flows for the years ended December 31, 2025, 2024 and 2023.

Condensed Statements of Condition

		December 31,	
(In thousands)		2025	2024
ASSETS			
Cash and due from banks (includes $185,376 due from bank subsidiary (2024 – $175,715))		$ 185,376	$ 175,715
Money market investments		328,027	453,723
Debt securities held-to-maturity, at amortized cost (includes $3,125 in common securities from statutory trusts (2024 – $3,125))[1]		3,125	3,125
Equity securities, at lower of cost or realizable value		32,677	29,170
Investment in BPPR and subsidiaries, at equity		3,783,899	3,183,855
Investment in Popular North America and subsidiaries, at equity		2,021,808	1,908,608
Investment in other non-bank subsidiaries, at equity		427,453	408,639
Other loans		24,301	25,662
Less - Allowance for credit losses		132	281
Premises and equipment		5,228	6,299
Investment in equity method investees		5,145	5,279
Other assets (includes $1,967 due from subsidiaries and affiliate (2024 – $3,875))		73,887	48,986
Total assets		$6,890,794	$6,248,780
LIABILITIES AND STOCKHOLDERS' EQUITY			
Notes payable		$ 500,706	$ 499,346
Other liabilities (includes $6,924 due to subsidiaries and affiliate (2024 – $11,418))		140,773	136,249
Stockholders' equity		6,249,315	5,613,185
Total liabilities and stockholders' equity		$6,890,794	$6,248,780

[1] Refer to Note 17 to the consolidated financial statements for information on the statutory trusts.

Condensed Statements of Operations

	Years ended December 31,		
(In thousands)	2025	2024	2023
Income:			
Dividends from subsidiaries	$ 596,500	$623,000	$ 208,000
Interest income (includes $3,984 due from subsidiaries and affiliates (2024 – $9,693; 2023 – $15,401))	6,487	12,139	17,715
(Losses) earnings from investments in equity method investees	(135)	15	(84)
Other operating income	1	3	–
Net gain (losses), including impairment, on equity securities	297	(293)	2,012
Total income	603,150	634,864	227,643
Expenses:			
Interest expense	36,738	36,640	42,691
Provision for credit losses (benefit)	(149)	230	(300)
Operating expenses (includes expenses for services provided by subsidiaries and affiliate of $17,767 (2024 – $13,265 ; 2023 – $13,463)), net of reimbursement by subsidiaries for services provided by parent of $253,213 (2024 – $226,299 ; 2023 – $215,479)	315	730	924
Total expenses	36,904	37,600	43,315
Income before income taxes and equity in undistributed earnings of subsidiaries	566,246	597,264	184,328
Income tax (benefit) expense [1]	(2,053)	23,410	–
Income before equity in undistributed earnings of subsidiaries	568,299	573,854	184,328
Equity in undistributed earnings of subsidiaries	264,860	40,358	357,014
Net income	$ 833,159	$614,212	$ 541,342
Comprehensive income, net of tax	$1,312,312	$848,503	$1,170,739

[1] The net income for the year ended December 31, 2024, included $22.9 million of expenses, of which $16.5 million was reflected in income tax expense and $6.4 million was reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes.

Condensed Statements of Cash Flows

	Years ended December 31,		
(In thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 833,159	$ 614,212	$ 541,342
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries, net of dividends or distributions	(264,860)	(40,358)	(357,014)
Provision for credit (benefit) losses	(149)	230	(300)
Net accretion of discounts and amortization of premiums and deferred fees	1,347	1,248	1,754
Share-based compensation	14,527	10,785	9,735
Losses (earnings) from investments under the equity method, net of dividends or distributions	135	(15)	84
Net increase in:			
Equity securities	(3,507)	(5,176)	(5,158)
Other assets	(22,723)	(10,531)	(62)
Net increase (decrease) in:			
Interest payable	–	–	3,239
Other liabilities	6,255	12,507	(3,377)
Total adjustments	(268,975)	(31,310)	(351,099)
Net cash provided by operating activities	564,184	582,902	190,243
Cash flows from investing activities:			
Net decrease (increase) in money market investments	126,000	(210,000)	(165,000)
Net repayments on other loans	1,373	1,307	1,252
Capital contribution to subsidiaries	(10,000)	(1,725)	(4,150)
Return of capital from wholly owned subsidiaries	23,000	67,400	64,000
Acquisition of premises and equipment	(639)	(961)	(2,266)
Proceeds from sale of premises and equipment	123	135	68
Net cash provided by (used in) investing activities	139,857	(143,844)	(106,096)
Cash flows from financing activities:			
Payments of notes payable	–	–	(300,000)
Proceeds from issuances of notes payable	–	–	393,061
Proceeds from issuances of common stock	16,698	16,312	14,045
Dividends paid	(197,568)	(180,461)	(159,860)
Net payments for repurchase of common stock	(504,815)	(218,619)	(1,396)
Payments related to tax withholding for share-based compensation	(8,392)	(6,699)	(4,083)
Net cash used in financing activities	(694,077)	(389,467)	(58,233)
Net increase in cash and due from banks, and restricted cash	9,964	49,591	25,914
Cash and due from banks, and restricted cash at beginning of period	178,438	128,847	102,933
Cash and due from banks, and restricted cash at end of period	$ 188,402	$ 178,438	$ 128,847

During the year ended December 31, 2025, Popular, Inc. (parent company only) received dividend distributions from PIBI's amounting to $23.0 million (2024 - $17.4 million; 2023 - $14.0 million). PIBI's main source of income is its investment in BHD. There were no dividend distributions from PNA for the year ended December 31, 2025 (2024 - $50.0 million; 2023 - $50.0 million).

Notes payable include junior subordinated debentures issued by the Corporation that are associated to capital securities issued by the Popular Capital Trust II and medium-term notes. Refer to Note 17 for a description of significant provisions related to these junior subordinated debentures. The following table presents the aggregate amounts by contractual maturities of notes payable at December 31, 2025:

Year	(In thousands)
2026	$ —
2027	—
2028	396,558
2029	—
2030	—
Later years	104,148
Total	$500,706

Addendum A to the Annual Report

Stock Performance Graph (1)

The graph below compares the cumulative total stockholder return during the measurement period with the cumulative total return, assuming reinvestment of dividends, of the Nasdaq Bank Index and the Nasdaq Composite Index.

The cumulative total stockholder return was obtained by dividing (i) the cumulative amount of dividends per share, assuming dividend reinvestment since the measurement point, December 31, 2020, plus (ii) the change in the per share price since the measurement date, by the share price at the measurement date.



Comparison of Five-Year Cumulative Total Return (TSR)
Assumes all dividends were reinvested
Base Year: December 31, 2020 = $100

(1) Unless Popular specifically states otherwise, this Stock Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.





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